Exhibit 99.1

[   ], 2023
Dear MDU Resources Group, Inc. Stockholder:
On August 4, 2022, we announced plans to separate our wholly owned subsidiary Knife River Corporation (“Knife River” or the “Company”) from MDU Resources Group, Inc. (“MDU Resources”). The separation will occur by means of a spinoff, intended to be tax-free, of a newly formed company named Knife River Holding Company, which will own Knife River, including its assets and liabilities.
MDU Resources, our existing company in which you currently own common stock, will continue to own and operate the remaining businesses, including our electric and natural gas utilities, pipeline company and construction services company. On November 3, 2022, the Company announced its intention to create two pure-play publicly traded companies, one focused on regulated energy delivery and the other on construction materials, and that, to achieve this future structure, the board has authorized management to commence a strategic review process of MDU Construction Services Group, Inc. The strategic review is well underway and the Company anticipates completing it during the second quarter of 2023.
The separation will create two publicly traded companies, MDU Resources and Knife River Holding Company, both with proven long-term strategies, sufficient scale and financial strength that will be well positioned to lead in their industries. MDU Resources’ board of directors believes that separating Knife River from our remaining businesses is in the best interest of MDU Resources and our stockholders for a number of reasons, including:
•
Allowing each business to more effectively pursue its own operating priorities and strategies, and enabling management at each company to pursue unique opportunities for long-term growth and profitability.

•
Permitting each company to concentrate its financial resources on its own operations, with greater flexibility to invest capital at a time and in a manner appropriate for its distinct strategy and business needs.

•	Giving each publicly traded company direct access to capital markets.
•
Allowing investors to separately value MDU Resources and Knife River Holding Company based on each company’s unique investment identities, including their respective merits, strategy, performance and business prospects.

Our board of directors also considered potential concerns when evaluating the separation, including risks associated with creating a new public company, possible cost increases and one-time separation costs. MDU Resources’ board of directors decided the potential benefits of the separation significantly outweighed these possible concerns. The board believes as two distinct publicly traded companies, MDU Resources and Knife River Holding Company will be better positioned, both strategically and operationally, to grow and capitalize on strategic opportunities.
The separation will give MDU Resources stockholders equity ownership in both MDU Resources and Knife River Holding Company and is intended to qualify as tax-free to our stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares.
The separation will be effected by means of a pro rata distribution of 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock to holders of MDU Resources common stock. Following the distribution, Knife River Holding Company will be a separate public company. Each MDU Resources stockholder will receive [   ] shares of Knife River Holding Company common stock for each share of MDU Resources common stock held at the close of business on [   ], the record date for the distribution. No vote of stockholders is required for the distribution. You do not need to take any action to receive the shares of Knife River Holding Company common stock to which you are entitled. You will not be required to make any payments, or to surrender or exchange your shares of MDU Resources common stock.

Knife River Holding Company intends to apply to have its common stock authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “KNF.” Following the distribution, MDU Resources will continue to trade on the NYSE under the symbol “MDU.”
I encourage you to read the attached information statement, which is being provided to all MDU Resources stockholders who held shares on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about Knife River Holding Company.
Sincerely,

David L. Goodin President and Chief Executive Officer MDU Resources Group, Inc.

[   ], 2023
Dear Future Knife River Holding Company Stockholder:
I am pleased to welcome you as a future stockholder of Knife River Holding Company (“we,” “us,” or “our”). We intend to list Knife River Holding Company common stock on the New York Stock Exchange under the symbol “KNF.” Although we will be newly public, we are the nation’s fifth-largest producer of sand and gravel, and have provided construction materials and related contracting services in the United States for the last 30 years. Knife River Holding Company will continue to be a leading vertically integrated aggregates producer and provider of construction materials and contracting services, focused on serving our customers and growing organically and through acquisitions.
Knife River Holding Company has a successful track record of growth. Since our entry into the construction materials industry in 1992, we have made over 80 acquisitions, with a focus on aggregates and related downstream businesses, including ready-mix concrete, asphalt and related contracting services. In just the past five years, we have increased revenues approximately 40% and completed 13 acquisitions. We believe Knife River Holding Company is poised to benefit from significant investments at the federal and local levels in infrastructure development and upgrades. Along with our financial and geographic growth, we have grown into an industry leader in safety and training, putting an emphasis on our four core values: People, Safety, Quality and the Environment.
Our stockholder value proposition is simple: provide outstanding returns to our stockholders by maintaining a leading position in the construction materials and contracting services industry, investing in the growth of Knife River Holding Company and generating strong cash flows. I invite you to learn more about Knife River Holding Company and our strategic initiatives by reading the attached information statement. I thank you in advance for your support as a future stockholder of Knife River Holding Company.
Sincerely,

Brian R. Gray
President and Chief Executive Officer
Knife River Holding Company

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
PRELIMINARY AND SUBJECT TO COMPLETION, DATED APRIL 7, 2023
INFORMATION STATEMENT
Knife River Holding Company
Common Stock
(par value $0.01 per share)
This information statement is being furnished in connection with the distribution by MDU Resources Group, Inc. (“MDU Resources”) to its stockholders of shares of common stock of Knife River Holding Company, a Delaware corporation (“Knife River Holding Company,” “we,” “us” or “our”) that will hold, directly or indirectly, the historical business and operations of Knife River Corporation (“Knife River” or the “Company”), a direct subsidiary of Centennial Energy Holdings, Inc. (“Centennial” or the “Parent”) and an indirect, wholly owned subsidiary of MDU Resources, and the assets and liabilities associated with it and its business. MDU Resources will distribute 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock on a pro rata basis to MDU Resources stockholders in a transaction intended to qualify as generally tax-free to MDU Resources stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares. Following the distribution, Knife River Holding Company will be a separate public company. Immediately after the distribution becomes effective, MDU Resources will own up to 19.9 percent of the outstanding shares of Knife River Holding Company common stock. Prior to completing the separation, MDU Resources may adjust the percentage of Knife River Holding Company common stock to be distributed to MDU Resources stockholders and retained by MDU Resources in response to market and other factors, and it will amend this information statement to reflect any such adjustment. The distribution is subject to certain conditions, as described in this information statement. You should consult your tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non U.S. tax laws.
For each share of MDU Resources common stock held of record by you as of the close of business on [   ], the record date for the distribution, you will receive [   ] shares of Knife River Holding Company common stock. You will receive cash in lieu of any fractional shares of Knife River Holding Company common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your shares of MDU Resources common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Knife River Holding Company common stock in the distribution. Knife River Holding Company expects the shares of Knife River Holding Company common stock to be distributed by MDU Resources to you at [   ] Eastern Time, on [   ]. Knife River Holding Company refers to the date of the distribution of its shares of common stock as the “distribution date.”
No vote of MDU Resources stockholders is required for the distribution. You are not, therefore, being asked for a proxy and you are requested not to send MDU Resources a proxy in connection with the distribution. You do not need to pay any consideration or exchange or surrender your existing shares of MDU Resources common stock or take any other action to receive your shares of Knife River Holding Company common stock.
There is no current trading market for Knife River Holding Company common stock, although Knife River Holding Company expects that a limited market, commonly known as a “when-issued” trading market, will develop on or about the record date for the distribution, and Knife River Holding Company expects “regular-way” trading of its common stock to begin on the first trading day following the completion of the distribution. Knife River Holding Company intends to apply to have its common stock authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “KNF.” MDU Resources common stock will continue to trade on the NYSE under the symbol “MDU.”
In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 19.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this information statement is [   ].
This information statement will be made publicly available on or about [   ]. Notice of this information statement’s availability will be first sent to MDU Resources stockholders on or about [   ].

Presentation of Information
Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Knife River Holding Company assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Knife River Holding Company,” “we,” “us” or “our” refer to Knife River Holding Company, a Delaware corporation, and its consolidated subsidiaries. References in this information statement to “MDU Resources” refer to MDU Resources Group, Inc., a Delaware corporation, and its consolidated subsidiaries (other than, after the distribution, Knife River Holding Company and its consolidated subsidiaries), unless the context otherwise requires. References in this information statement to “Centennial” or the “Parent” refer to Centennial Energy Holdings, Inc., a direct wholly owned subsidiary of MDU Resources. References to Knife River Holding Company’s historical business and operations refer to the business and operations of Knife River Corporation (“Knife River” or the “Company”) that will be transferred to Knife River Holding Company in connection with the separation and distribution. References in this information statement to the “separation” refer to the separation of Knife River from MDU Resources’ other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Knife River Holding Company, to hold Knife River and the assets and liabilities associated with it and its business after the distribution. References in this information statement to the “distribution” refer to the distribution of 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock to MDU Resources stockholders on a pro rata basis.
The data included in this information statement regarding industry size and relative industry position is derived from a variety of sources, including company research, third-party studies and surveys, industry and general publications, and estimates based on Knife River Holding Company’s knowledge and experience in the industries in which it operates. Knife River Holding Company’s estimates have been based on information obtained from its customers, suppliers, trade and business organizations, and other contacts in the industry. This information may prove to be inaccurate due to the method by which Knife River Holding Company obtained some of the data for its estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties.
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QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION
What is Knife River Holding Company, and why is MDU Resources separating Knife River Holding Company’s business and distributing Knife River Holding Company stock?
Knife River Holding Company, which is currently a wholly owned subsidiary of MDU Resources, was formed to hold Knife River. The separation of Knife River Holding Company from MDU Resources and the distribution of Knife River Holding Company common stock are intended to provide you with equity ownership in two separate publicly traded companies that will be able to focus exclusively on each of their respective businesses. Knife River Holding Company and MDU Resources expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?
MDU Resources is delivering this document to you because you are a holder of MDU Resources common stock. If you are a holder of MDU Resources common stock as of the close of business on [   ], the record date for the distribution, you will be entitled to receive [   ] shares of Knife River Holding Company common stock for each share of MDU Resources common stock that you held at the close of business on such date. If you sell your shares of MDU Resources common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Knife River Holding Company common stock in the distribution. See “The Separation and Distribution—Trading Between the Record Date and Distribution Date.” This document will help you understand how the separation and distribution will affect your post-separation ownership in Knife River Holding Company and MDU Resources, respectively.

How will the separation of Knife River Holding Company from MDU Resources work?
MDU Resources will distribute 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock to MDU Resources stockholders on a pro rata basis in a distribution intended to be generally tax-free to MDU Resources stockholders for U.S. federal income tax purposes. As a result of the distribution, Knife River Holding Company will become a separate public company. The number of shares of MDU Resources common stock you own will not change as a result of the separation and distribution.

What is the record date for the distribution?	The record date for the distribution will be [ ].

When will the distribution occur?
It is expected that 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock will be distributed by MDU Resources at [   ] Eastern Time, on [   ], to holders of record of MDU Resources common stock at the close of business on [   ], the record date for the distribution.

What do stockholders need to do to participate in the distribution?	Stockholders of MDU Resources as of the record date for the distribution will not be required to take any action to receive shares of Knife River Holding Company common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of MDU Resources common stock or take any other action to receive your shares of Knife River Holding Company common stock. The distribution will not affect the number of outstanding shares of MDU Resources common stock or any rights of MDU Resources stockholders, although it will affect the market value of each outstanding share of MDU Resources common stock.

How will shares of Knife River Holding Company common stock be issued?
You will receive shares of Knife River Holding Company common stock through the same channels that you currently use to hold or trade MDU Resources common stock, whether through a brokerage account or another channel. Receipt of Knife River Holding Company’s shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements.

If you own MDU Resources common stock as of the close of business on [   ], the record date for the distribution, MDU Resources, with the assistance of EQ Shareowner Services (“Equiniti”), the distribution agent for the distribution, will electronically distribute shares of Knife River Holding Company common stock to you or to your brokerage firm on your behalf in book-entry form.

Equiniti will mail you a book-entry account statement that reflects your shares of Knife River Holding Company common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of Knife River Holding Company common stock will I receive in the distribution?
MDU Resources will distribute to you [   ] shares of Knife River Holding Company common stock for each share of MDU Resources common stock held by you as of close of business on the record date for the distribution. Based on approximately [   ] million shares of MDU Resources common stock outstanding as of [   ], and assuming a distribution of 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock, a total of approximately [   ] million shares of Knife River Holding Company common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.”

Will Knife River Holding Company issue fractional shares of its common stock in the distribution?
No. Knife River Holding Company will not issue fractional shares of its common stock in the distribution. Fractional shares that MDU Resources stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent on behalf of MDU Resources stockholders. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution included in the separation and distribution agreement?
The separation and distribution agreement provides that the distribution is subject to final approval by the MDU Resources board of directors, as well as to the satisfaction (or waiver by MDU Resources in its sole discretion) of the following conditions:

• the transfer of Knife River and the assets and liabilities associated with it and its business from MDU Resources to Knife River Holding Company shall be completed in accordance with the separation and distribution agreement that Knife River Holding Company and MDU Resources will enter into prior to the distribution;

• MDU Resources shall have received a private letter ruling from the Internal Revenue Service (the “IRS”), satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution;

• MDU Resources shall have received one or more opinions from its tax advisors, in each case satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution;

• an independent appraisal firm acceptable to MDU Resources shall have delivered one or more opinions to the board of directors of MDU Resources at the time or times requested by the board of directors of MDU Resources confirming the solvency and financial viability of MDU Resources before the consummation of the distribution (and each of Knife River Holding Company and MDU Resources after consummation of the distribution), and such opinions shall have been acceptable to MDU Resources in form and substance in MDU Resources’ sole discretion and such opinions shall not have been withdrawn or rescinded;

• the U.S. Securities and Exchange Commission (the “SEC”) shall have declared effective the registration statement of which this information statement forms a part, and this information statement shall have been made available to MDU Resources stockholders;

• all actions or filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental entity;

• the actions and filings necessary or appropriate with respect to applicable state insurance and residential service contract regulators, shall have been taken or made, and, where applicable, have become effective or been accepted by the applicable governmental authority;

• the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

• no order, injunction or decree issued by any court of competent jurisdiction, or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions, shall be in effect;

• the shares of Knife River Holding Company common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution;

• Knife River Holding Company shall have entered into the financing transactions described in this information statement that are contemplated to occur on or prior to the separation and distribution; and

• no other event or development shall exist or have occurred that, in the judgment of MDU Resources’ board of directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Neither Knife River Holding Company nor MDU Resources can assure you that any or all of these conditions will be met. In addition, MDU Resources can decline at any time to go forward with the separation and distribution. For a complete discussion of all of the conditions to the distribution provided under the separation and distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the distribution?
The completion and timing of the distribution are dependent upon a number of conditions. It is expected that the shares of Knife River Holding Company common stock will be distributed by MDU Resources at [   ] Eastern Time, on [   ], to holders of record of MDU Resources common stock at the close of business on [   ], the record date for the distribution. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met.

Can MDU Resources decide to cancel the distribution of Knife River Holding Company common stock even if all the conditions provided under the separation and distribution agreement have been met?
Yes. Pursuant to the separation and distribution agreement, the distribution is subject to the satisfaction or waiver of certain conditions. See the section entitled “The Separation and Distribution—Conditions to the Distribution.” Until the distribution has occurred, MDU Resources has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my MDU Resources common stock or my Knife River Holding Company common stock?
If you sell your shares of MDU Resources common stock prior to or on the distribution date, you may also be selling your right to receive shares of Knife River Holding Company common stock. See “The Separation and Distribution—Trading Between the Record Date and Distribution Date.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your MDU Resources common stock prior to or on the distribution date.

What is “regular-way” and “ex-distribution” trading of MDU Resources common stock?
Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in MDU Resources common stock: a “regular-way” market and an “ex-distribution” market. MDU Resources common stock that trades in the “regular-way” market will trade with an entitlement to shares of Knife River Holding Company common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Knife River Holding Company common stock distributed pursuant to the distribution. If you hold shares of MDU Resources common stock on the record date and then decide to sell any MDU Resources common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your MDU Resources common stock with or without your entitlement to Knife River Holding Company common stock pursuant to the distribution.

Where will I be able to trade shares of Knife River Holding Company common stock?
Knife River Holding Company intends to list its common stock on the NYSE under the symbol “KNF.” Knife River Holding Company anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or about [   ], the record date for the distribution, and will continue up to and through the distribution date, and that “regular-way” trading in Knife River Holding Company common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell shares of Knife River Holding Company common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Knife River Holding Company cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of MDU Resources common stock?	MDU Resources common stock will continue to trade on the NYSE under the symbol “MDU.”

Will the number of shares of MDU Resources common stock that I own change as a result of the distribution?	No. The number of shares of MDU Resources common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my shares of MDU Resources common stock?
Yes. As a result of the distribution, MDU Resources expects the trading price of MDU Resources common stock immediately following the distribution to be lower than the “regular-way” trading price of such stock immediately prior to the distribution because the trading price will no longer reflect the value of Knife River. There can be no assurance that the aggregate market value of shares of MDU Resources common stock and Knife River Holding Company common stock following the distribution will be higher or lower than the market value of shares of MDU Resources common stock if the separation and distribution did not occur. This means, for example, that the combined trading prices of one share of MDU Resources common stock and one share of Knife River Holding Company common stock after the distribution may be equal to, greater than or less than the trading price of one share of MDU Resources common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and distribution?
It is a condition to the distribution that MDU Resources receive a private letter ruling from the IRS and one or more opinions from its tax advisors, in each case satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution. Accordingly, it is expected that MDU Resources stockholders generally will not recognize any gain or loss upon receipt of Knife River Holding Company common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares. You should carefully read the section entitled “Material U.S. Federal Income Tax Consequences” and should consult your own tax advisor about the particular consequences of the distribution to you, including the application of U.S. federal, state and local and non-U.S. tax laws.

What will happen to my tax basis in my MDU Resources stock?
If you do not sell your MDU Resources stock in advance of the distribution, your tax basis will be adjusted and the aggregate tax basis of the MDU Resources common stock and Knife River Holding Company common stock received in the distribution (including any fractional share interest in Knife River Holding Company common stock for which cash is received) will equal the aggregate tax basis of MDU Resources common stock immediately prior to the distribution, allocated between the MDU Resources common stock and Knife River Holding Company common stock (including any fractional share interest in Knife River Holding Company common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution. You should carefully read the section entitled “Material U.S. Federal Income Tax Consequences” and should consult your own tax advisor about the particular consequences of the distribution to you, including the application of U.S. federal, state and local and non-U.S. tax laws.

What will Knife River Holding Company’s relationship be with MDU Resources following the separation and distribution?
Following the distribution, MDU Resources stockholders will own directly 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock, and Knife River Holding Company and MDU Resources will be separate companies with separate management teams and separate boards of directors. MDU Resources will retain up to 19.9 percent of the outstanding shares of Knife River Holding Company common stock following the distribution. Prior to the distribution, Knife River Holding Company will enter into a separation and distribution agreement with MDU Resources to effect the separation and distribution and provide a framework for our relationship with MDU Resources after the separation and will enter into certain other agreements, such as a transition services agreement, a tax matters agreement, an employee matters agreement and a stockholder and registration rights agreement with respect to MDU Resources’ continuing ownership of shares of Knife River Holding Company common stock. These agreements will provide for the allocation between Knife River Holding Company and MDU Resources of MDU Resources’ assets, employees, liabilities and obligations (including its investments, property, employee benefits assets and liabilities and tax liabilities) and its subsidiaries attributable to periods prior to, at and after Knife River Holding Company’s separation from MDU Resources and will govern the relationship between Knife River Holding Company and

MDU Resources subsequent to completion of the separation. For additional information regarding the separation and distribution agreement, other transaction agreements and certain other commercial agreements between Knife River Holding Company and MDU Resources, see the sections entitled “Risk Factors—Risks Related to the Separation and the Distribution” and “Certain Relationships and Related Person Transactions.”

How will MDU Resources vote any shares of Knife River Holding Company common stock it retains?
It is expected that MDU Resources will agree to vote any shares of Knife River Holding Company common stock that it retains in proportion to the votes cast by Knife River Holding Company’s other stockholders and grant Knife River Holding Company a proxy to vote its shares of Knife River Holding Company common stock in such proportion. For additional information on these voting arrangements, see “Certain Relationships and Related Person Transactions—Stockholder and Registration Rights Agreement.”

What does MDU Resources intend to do with any shares of Knife River Holding Company common stock it retains?
MDU Resources currently plans to dispose of all shares of Knife River Holding Company common stock that it retains; such dispositions may include one or more subsequent exchanges for debt, distributions to MDU Resources stockholders, exchanges for MDU Resources shares or sales of such shares for cash.

Who will manage Knife River Holding Company after the separation?
Knife River Holding Company has assembled a management team of highly experienced leaders who have track records of producing profitable growth in a wide variety of industries and economic conditions, led by Brian R. Gray, who will be its President and Chief Executive Officer after the separation. Knife River Holding Company’s management team is highly focused on execution and driving growth and profitability. Further, Knife River Holding Company believes that it has a deep pool of talent across the organization, including long-tenured individuals with significant expertise and knowledge of its business. For more information regarding Knife River Holding Company’s management, see “Management.”

Are there risks associated with owning Knife River Holding Company common stock?
Yes. Ownership of Knife River Holding Company common stock is subject to both general and specific risks relating to Knife River Holding Company’s business, the industry in which it operates, its ongoing contractual relationships with MDU Resources and its status as a separate, publicly traded company. Ownership of Knife River Holding Company common stock is also subject to risks relating to the separation and the distribution. These risks are described in the “Risk Factors” section of this information statement, beginning on page 19. You are encouraged to read that section carefully.

Does Knife River Holding Company plan to pay dividends?
The declaration and payment of any dividends in the future will be subject to the sole discretion of Knife River Holding Company’s board of directors and will depend on many factors. See “Dividend Policy.”

Will Knife River Holding Company incur any indebtedness prior to or at the time of the distribution?
In connection with the separation and distribution, Knife River Holding Company anticipates that it will incur indebtedness in an aggregate principal amount of up to $890 million, which Knife River Holding Company expects may consist of some combination of term loans, revolving credit facilities and other debt. Knife River Holding Company expects that all or a portion of the net proceeds of such indebtedness will be used to repay debt owed to Centennial. Knife River Holding Company expects that Centennial will use such net proceeds to repay a portion of its existing third-party indebtedness. Additional details regarding such financing arrangements will be included in an amendment to this information statement. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to the Separation and the Distribution.”

Who will be the distribution agent, transfer agent and registrar for shares of Knife River Holding Company common stock?
The distribution agent, transfer agent and registrar for shares of Knife River Holding Company common stock will be Equiniti. For questions relating to the transfer or mechanics of the stock distribution, you should contact Equiniti’s toll free number at 1-800-468-9716.

Where can I find more information about MDU Resources and Knife River Holding Company?	Before the distribution, if you have any questions relating to MDU Resources, you should contact:
MDU Resources Group, Inc. 1200 West Century Avenue P.O. Box 5650 Bismarck, North Dakota 58506-5650 Attention: Investor Relations Phone: (701) 530-1000

After the distribution, stockholders who have any questions relating to Knife River Holding Company should contact Knife River Holding Company at:

Knife River Holding Company 1150 West Century Avenue Bismarck, ND 58503 Attention: Investor Relations Phone: (701) 530-1400

INFORMATION STATEMENT SUMMARY
Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Knife River Holding Company assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Knife River Holding Company,” “we,” “us” or “our” refer to Knife River Holding Company, a Delaware corporation, and its combined subsidiaries. References in this information statement to “MDU Resources” refer to MDU Resources Group, Inc., a Delaware corporation, and its consolidated subsidiaries (other than, after the distribution, Knife River Holding Company and its consolidated subsidiaries), unless the context otherwise requires. References in this information statement to “Centennial” or the “Parent” refer to Centennial Energy Holdings, Inc., a direct wholly owned subsidiary of MDU Resources. References to Knife River Holding Company’s historical business and operations refer to the business and operations of Knife River Corporation (“Knife River” or the “Company”) that will be transferred to Knife River Holding Company in connection with the separation and distribution. References in this information statement to the “separation” refer to the separation of Knife River from MDU Resources’ other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, Knife River Holding Company, to hold Knife River and the assets and liabilities associated with it and its business after the distribution. References in this information statement to the “distribution” refer to the distribution of 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock to MDU Resources stockholders on a pro rata basis.
Knife River Holding Company
Overview
Knife River is a leading aggregates-based construction materials and contracting services provider in the U.S. The Company’s 1.1 billion tons of aggregate reserves provide the foundation for a vertically integrated business strategy with approximately 40% of its aggregates being used internally to support value-added downstream products (ready-mix concrete and asphalt) and contracting services (heavy-civil construction, asphalt paving, concrete construction, site development and grading services). The Company provides construction materials and contracting services for both public and private customers. For the year ended December 31, 2022, approximately 62% of revenue was derived from construction materials and 38% from contracting services. Knife River is strategically focused on being the provider of choice in mid-size, high-growth markets. The Company is committed to continued growth and to delivering for its stakeholders—customers, communities, employees and stockholders—by executing on its four core values: People, Safety, Quality and the Environment.
Through its network of 188 active aggregate sites, 101 ready-mix plants and 56 asphalt plants, Knife River supplies construction materials and contracting services to customers in 14 states. The Company has broad access to high-quality aggregates in most of its markets, which forms the foundation of its vertically integrated business model. Knife River shares resources, including plants, equipment and people, across its various locations to maximize efficiency, and it transports its products by truck, rail and barge to complete the vertical value chain, depending on the particular market. Knife River’s strategically located aggregate sites, ready-mix plants and asphalt plants, along with its fleet of ready-mix and dump trucks, enables the Company to better serve its customers. Knife River believes its integrated business model is a strong competitive advantage that provides scale, efficiency and operational excellence for the benefit of customers, stockholders and the broader communities that it serves.
Business Segments
Knife River operates through six operating segments: Pacific, Northwest, Mountain, North Central, South and Energy Services. These segments are used to determine the Company’s reportable segments, which are determined based on how the Company organizes and manages the business and are aligned by key geographic regions due to the production of construction materials and related contracting services following the seasonal nature of the construction industry. The Company’s reportable segments are: Pacific, Northwest, Mountain and North Central, with South and Energy Services included in All Other with its corporate services.
End Markets
The Company’s public-sector customers include federal, state, and municipal governments for various projects, such as highways, bridges, airports, schools, public buildings, and other public-infrastructure projects. Knife River believes public-sector funding is subject to fewer fluctuations in spending, as government funding tends to be less correlated with economic cycles and more reliant on approvals of government appropriation bills toward infrastructure initiatives. Some of these initiatives include the American Rescue Plan Act and the Infrastructure Investment and Jobs Act. Based on this recent wave of government funding and the current state of America’s infrastructure, which received a “C-” assessment from the American Society of Civil Engineers in 2021, Knife River believes there are strong public-market factors favorably affecting the outlook in this end market.
Alternatively, Knife River’s private-sector customers include both residential and nonresidential construction applications. Unlike public-sector customers, spending by private-sector customers is more dependent on both local and national economic cycles. Knife River leverages its diverse geographic footprint to partially offset volatility originating from single local economies, and has the flexibility to reallocate resources from markets experiencing a downturn to markets that may be experiencing an economic upswing.
Strengths
Knife River’s strengths include the following:
(1)	Leading vertically integrated, aggregates-based construction materials and contracting provider.
Knife River is one of the largest aggregates-based construction materials and contracting services providers in the U.S. The Company is recognized as a Top 10 aggregate producer and the fifth-largest sand and gravel producer in the country, per the United States Geological Survey. With its size and scale, Knife River operates a vertically integrated business model and serves its customers across the value chain, from raw materials to finished goods to contracting services.
(2)	Attractive geographic footprint across the western U.S. with exposure to areas demonstrating above-average growth.
In each of the segments where Knife River operates, its markets are supported by long-term economic drivers, which allow the Company to benefit from the population growth and economic build-out those drivers create. In particular, in recent years, Knife River has expanded its presence in both the Northwest and North Central segments, specifically in Oregon and South Dakota, each of which includes rapidly growing markets with strong construction demand. Knife River’s geographic diversity helps insulate it from temporary downturns in any one region’s economy and provides flexibility to shift resources to the areas where it is getting the best returns. Knife River continually looks for growth opportunities in each segment, with a strategic focus on aggregates.
(3)	Diverse public and private customer base.
On the public side, Knife River has extensive experience with federal, state and municipal government agencies, as well as other government customers. In the year ended December 31, 2022, 8 of Knife River’s top 15 contracting services customers were state-level departments of transportation. On the private side, Knife River provides its products and expertise to a broad spectrum of customers across industrial, commercial and residential developers and other private parties. Typically, this includes projects and customers such as large data centers, warehouses and general contractors specializing in commercial buildings and residential developments.
(4)	Large exposure to public-sector customers, providing recession resiliency amidst soft macro environment.
Public projects tend to remain steady over time, largely unaffected by economic cycles, and instead depend on government funding, which bolsters Knife River’s resiliency during recessionary periods. Knife River’s contracting services revenue as of December 31, 2022, was 77% public and 23% private. In addition to their pre-existing funding mechanisms, 11 of the 14 states where Knife River operates have recently implemented new, enhanced or incremental funding sources for public projects.
Knife River believes it is well-positioned to benefit from its greater involvement in public-sector versus private-sector infrastructure contracting services projects.
(5)	Strong backlog and robust pipeline of projects across public and private infrastructure end markets.
As of December 31, 2022, Knife River had a backlog of $935 million, nearly all of which related to outstanding obligations for contracting services. The contracting services backlog at December 31, 2022, was comprised of 79% public and 21% private work. A majority of Knife River’s contracting services projects have a contract value of less than $5.0 million and a contract duration of less than 12 months. Based on its track record, Knife River expects future revenues from infrastructure-related contracting services to be robust.

(6)	Resilient financial profile with robust free cash flows.
Knife River continues to generate strong revenues, earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”) and free cash flows that it has historically used for targeted organic growth opportunities, strategic acquisitions, capital expenditures, debt repayment and dividend payments to Parent. Following the separation, Knife River expects to have enhanced flexibility to deploy capital toward its specific growth opportunities, capital expenditures, debt repayment and potential dividends. For a discussion and reconciliation of EBITDA, see the section entitled “Non-GAAP Financial Measures.”
(7)	Proven track record of growth through acquisition and highly effective integration playbook, driving both organic and inorganic growth.
Knife River’s acquisition strategy and completion of over 80 acquisitions has led to the refinement of a highly effective integration playbook, driving both organic and inorganic growth. EBITDA has been driven by strong organic growth and margin expansion, supported by contributions from acquisitions. As Knife River continues to grow through acquisitions, it is able to continue achieving greater scale and synergies. Its centralized and scalable technology platform allows for integration of new companies into its efficient, vertically integrated internal processing network for fleet management, scaling, batching, financial, and operational reporting programs and other software. Knife River is actively pursuing additional acquisition opportunities, with a focus on adding high-quality materials to reserves, improving vertical integration advantage and extending geographic reach.
(8)	Best-in-class management team with a long history of operating success and integration.
Knife River’s senior management team has extensive experience, with an average of 26 years in the industry spanning several business cycles. The management team’s strategic decision to acquire and develop into a vertically integrated construction materials and contracting services business and the team’s decision to enter select geographies has proven to be important to the sustained growth of the business over several decades. Core to its operating success, management takes a conservative approach with respect to the balance sheet, focusing on maintaining prudent levels of leverage and liquidity through the business cycle.
Business Strategy
Knife River’s business strategy of maximizing its vertical integration, leveraging its core values to be the supplier of choice in all its markets and continued growth is underpinned by several key initiatives, including:
People. Knife River is committed to its employees, customers and communities by operating with integrity and always striving for excellence. To achieve this, Knife River continues to implement its “Life at Knife” philosophy, which is expressed in four core values: People, Safety, Quality and the Environment.
Safety. Knife River prioritizes safety for the wellbeing of its employees and for the bottom-line benefits of being a safe company. The Company focuses on the three Ts of Safety: Tools, Training and Time. Knife River provides employees the tools and training to safely and successfully perform their jobs, and asks that employees take the time to do their jobs safely.
Recruitment, development and retention of talented employees. Knife River has taken significant steps to showcase construction as a career of choice. Knife River recently finished building a world-class training facility to enhance the skills of current employees corporatewide as well as to recruit and teach skills to new employees through both classroom education and hands-on experience.
Sustainability. Sustainable practices, whether focused on environmental goals, business innovations, recruiting and retaining personnel, or other key factors, provide an opportunity for Knife River to focus on its long-term success and the success of the communities where it operates.
Environment. Every year, Knife River assesses its capital investment needs to further mitigate environmental impacts, particularly in regard to meeting or exceeding permit requirements and environmental regulations. Starting in 2022, Knife River began tracking its Scope 1 and Scope 2 carbon emissions as a first step in establishing its corporatewide baseline of emissions in support of developing future carbon intensity reduction goals. Knife River will continue to actively pursue various opportunities in the clean energy infrastructure build-out in both construction materials and contracting services.

Long-term, strategic aggregate reserve position. Knife River supplies its customers with a large and growing volume of aggregates. In 2022, Knife River sold approximately 32.2 million tons from its aggregate reserves, which was a 4% increase from 2021 levels, leading to normal and scheduled depletion of its aggregate assets. To offset the normal asset base declines, Knife River continuously explores new opportunities to replenish its assets in existing and new geographies.
Enhanced value through vertical integration and strategic acquisitions. Vertical integration provides Knife River direct control over the production process, inventory planning, optimization of supply chain and delivery to end customers, thereby providing efficiencies that result in higher value and other benefits for customers, including greater reliability of supply. Furthermore, Knife River’s exposure to both public and private-sector customers across its vertical value chain provides better end market diversification and makes Knife River more resilient to economic downturns.
When exploring new acquisition opportunities, Knife River focuses on the additive margin potential to the overall business, as well as potential operating synergies following integration.
Supply chain. Knife River’s access to internal aggregate sources, processing plants and fleet delivery network, some with rail-to-road transloading capabilities, allows it to provide reliable, timely and efficient service to its end customers, further enhancing the value Knife River brings during complex construction projects.
Products and Services
Knife River’s product lines include: aggregates, ready-mix concrete, asphalt, and other. The Company also performs related contracting services. The following provides more information on the Company’s products and services.
Aggregates
Aggregates consist of crushed stone and sand and gravel and are a major component in the production of ready-mix concrete and asphalt. Knife River supplies high-quality aggregates through its 1.1 billion tons of permitted aggregate reserves, which are sourced from its aggregate sites across 11 states. The Company focuses primarily on supplying markets with strong local demand, and in most cases, serves customers close to its strategically located aggregate sites.
Ready-mix concrete
Ready-mix concrete is comprised of cement, aggregates, sand and water. It is the most widely used material in the construction sector today. Knife River produces ready-mix concrete through its 101 ready-mix plants situated across 13 states. Knife River’s vertically integrated portfolio of assets allows the Company to provide most of the aggregates it uses in the production of ready-mix concrete. Due to the time-sensitive nature of delivering ready-mix concrete, the Company focuses on supplying customers near its facilities.
Asphalt
Asphalt is a combination of approximately 95% aggregates bound together by approximately 5% of asphalt binder. It is the most common material used for roadways today. Knife River produces and delivers asphalt from 56 plants across 10 states, most often utilizing the Company’s own aggregates in the production process. Of the 56 plants, 22 are portable plants that support asphalt paving projects on roadways. Similar to ready-mix concrete, asphalt sets rapidly, limiting delivery to within close proximity to the production facility.
Other
Although not common to all locations, Knife River provides various other products and services, depending on customer needs. These include retail sales of cement in Alaska and Hawaii, production and distribution of modified liquid asphalt by its Energy Services business and other construction materials and related contracting services.
Contracting services
Knife River’s contracting services include responsibilities as general contractor and subcontractor, aggregate laydown, asphalt paving, concrete construction, site development and bridges, and in some segments the manufacturing of prestressed concrete products. In 2022, most of Knife River’s contracting services were related to “horizontal” construction, such as streets and highways, airports and bridges for customers in the public sector. In the private sector, Knife River’s contracting services projects were within the residential, commercial and industrial markets.
Customers
Knife River’s customers can be segmented into public and private-sector customers, with public-sector customers contributing about 80% of the Company’s revenues from contracting services. The public side includes federal, state and municipal governmental agencies with construction projects related to highways, streets and other public infrastructure. The private side includes a broad spectrum of customers across industrial, commercial and residential developers and other private parties. Note that the mix of sales by customer class varies year to year depending on the variability in type of work.
Summary of Risk Factors
An investment in Knife River Holding Company is subject to a number of risks, including risks relating to its business, the separation and distribution, and Knife River Holding Company common stock. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section captioned “Risk Factors” beginning on page 19 for a more thorough description of these and other risks.
Risks Related to Knife River Holding Company’s Business
•	Knife River Holding Company’s business is seasonal and subject to weather conditions that could adversely affect its operations, revenues and the timing of cash flows.
•	Knife River Holding Company operates in a highly competitive industry.
•	Significant changes in prices for commodities, labor, or other production and delivery inputs could negatively affect Knife River Holding Company’s businesses.
•	Knife River Holding Company’s operations may be negatively affected if it is unable to obtain, develop and retain key personnel and skilled labor forces.
•	Economic volatility affects Knife River Holding Company’s operations, as well as the demand for its products and services.
•	Knife River Holding Company’s backlog may not accurately represent future revenue.
•	Supply chain disruptions may adversely affect Knife River Holding Company’s operations.
•	Knife River Holding Company’s aggregate resource and reserve calculations are estimates and subject to uncertainty.
•	Knife River Holding Company depends on securing, permitting and economically mining strategically located aggregate reserves.
•	Knife River Holding Company operates in a capital-intensive industry and is subject to capital market and interest rate risks.
•	Reductions in Knife River Holding Company’s credit ratings could increase financing costs.
•	Knife River Holding Company may be negatively impacted by pending and/or future litigation, claims or investigations.
•	Financial market changes could impact Knife River Holding Company’s defined benefit pension plans and obligations.
•	Increasing costs associated with health care plans may adversely affect Knife River Holding Company’s results of operations.
•	Changes in tax law may negatively affect Knife River Holding Company’s business.
•	Knife River Holding Company’s operations could be negatively impacted by import tariffs and/or other government mandates.

•	Knife River Holding Company’s operations could be adversely impacted by climate change.
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Knife River Holding Company’s operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose Knife River Holding Company to environmental liabilities.

•	Costs related to obligations under Multiemployer Pension Plans (“MEPPs”) could have a material negative effect on Knife River Holding Company’s results of operations and cash flows.
•	Technology disruptions or cyberattacks could adversely impact Knife River Holding Company’s operations.
•	Pandemics, including COVID-19, may have a negative impact on Knife River Holding Company’s business operations, revenues, results of operations, liquidity and cash flows.
Risks Related to the Separation and Distribution
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Knife River Holding Company has no recent history of operating as an independent, public company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

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Until the separation and distribution occur, MDU Resources has sole discretion to change the terms of the separation and distribution in ways that may be unfavorable to Knife River Holding Company, including to determine not to effect the distribution at all.

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Knife River Holding Company may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect its financial position, results of operations and cash flows.

•	Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect Knife River Holding Company.
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In connection with the separation from MDU Resources, Knife River Holding Company will incur debt obligations that could adversely affect its business, profitability and its ability to meet obligations.

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A lowering or withdrawal of the ratings, outlook or watch assigned to Knife River Holding Company or its debt by rating agencies may increase its future borrowing costs and reduce its access to capital.

•	As an independent, publicly traded company, Knife River Holding Company may not enjoy the same benefits that it did as a segment of MDU Resources.
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Knife River Holding Company could experience temporary interruptions in business operations and incur additional costs as it further develops information technology infrastructure and transitions its data to its stand-alone systems.

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If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, MDU Resources, Knife River Holding Company and MDU Resources stockholders could be subject to significant tax liabilities and, in certain circumstances, Knife River Holding Company could be required to indemnify MDU Resources for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

Risks Related to Knife River Holding Company Common Stock
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Knife River Holding Company cannot be certain that an active trading market for its shares of common stock will develop or be sustained after the distribution, and following the distribution, its stock price may fluctuate significantly.

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A significant number of shares of Knife River Holding Company’s common stock are or will be eligible for future sale, which may cause the market price of Knife River Holding Company common stock to decline.

•	There may be substantial changes in Knife River Holding Company’s stockholder base.

•	Your percentage of ownership in Knife River Holding Company may be diluted in the future.
•	Knife River Holding Company cannot guarantee the timing, declaration, amount or payment of dividends on its common stock.
The Separation and Distribution
On August 4, 2022, MDU Resources announced its intention to separate Knife River from MDU Resources. The separation will occur by means of pro rata distribution to MDU Resources stockholders of 80.1 percent or more of the outstanding shares of common stock of Knife River Holding Company, which was formed to hold Knife River and its consolidated subsidiaries.
Following the distribution, MDU Resources stockholders will own directly 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock, and Knife River Holding Company will be a separate public company from MDU Resources. MDU Resources will retain up to 19.9 percent of the outstanding shares of Knife River Holding Company common stock following the distribution. MDU Resources intends to dispose of all shares of Knife River Holding Company common stock that it retains after the distribution; such dispositions may include one or more exchanges of shares of the Knife River Holding Company common stock for debt, distributions to MDU Resources stockholders, exchanges for MDU Resources shares or one or more sales of such shares for cash.
On [   ], the MDU Resources board of directors approved the distribution of 80.1 percent or more of Knife River Holding Company’s issued and outstanding shares of common stock on the basis of [   ] shares of Knife River Holding Company common stock for each share of MDU Resources common stock held as of the close of business on [   ], the record date for the distribution, subject to, pursuant to the separation and distribution agreement, the satisfaction or waiver of the conditions to the distribution as described in this information statement. For a more detailed description of these conditions, see “The Separation and Distribution—Conditions to the Distribution.”
Knife River Holding Company’s Post-Separation Relationship with MDU Resources
After the distribution, MDU Resources and Knife River Holding Company will be separate companies with separate management teams and separate boards of directors. Prior to the distribution, Knife River Holding Company will enter into a separation and distribution agreement with MDU Resources, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, Knife River Holding Company will also enter into various other agreements to effect the separation and provide a framework for its relationship with MDU Resources after the separation, such as a transition services agreement, a tax matters agreement, an employee matters agreement and a stockholder and registration rights agreement with respect to MDU Resources’ continuing ownership of Knife River Holding Company common stock. These agreements will provide for the allocation between Knife River Holding Company and MDU Resources of MDU Resources’ assets, employees, liabilities and obligations (including its investments, property, employee benefits assets and liabilities and tax liabilities) attributable to periods prior to, at and after the distribution, and will govern certain relationships between Knife River Holding Company and MDU Resources after the distribution.
For additional information regarding the separation agreement and other transaction agreements and the transactions contemplated thereby, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution,” “The Separation and Distribution” and “Certain Relationships and Related Person Transactions.”
Reasons for the Separation
The MDU Resources board of directors believes that separating Knife River from the remaining businesses of MDU Resources is in the best interest of MDU Resources and its stockholders for a number of reasons, including:
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Enhanced strategic focus. The separation will allow Knife River Holding Company and MDU Resources to more effectively pursue their distinct operating priorities and strategies and will enable the management of both companies to pursue unique opportunities for long-term growth and profitability. Knife River Holding Company and MDU Resources will each be able to use equity tailored to its own business to enhance acquisition and capital investment programs. Knife River Holding Company’s management will be able to focus exclusively on its construction materials and contracting services business, while the management of MDU Resources will remain dedicated to its remaining businesses.

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Tailored capital allocation strategies. The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business at a time and in a manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital based on each company’s profitability, cash flow and growth opportunities.

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Optimized capital structures. The separation will allow Knife River Holding Company and MDU Resources to each benefit from distinct capital structures and financial policies tailored to its separate business profile and needs. The separation will create independent equity securities for Knife River Holding Company and MDU Resources, affording each direct access to the capital markets and enabling each of them to use its own industry-focused stock to consummate future acquisitions or other transactions. As a result, Knife River Holding Company and MDU Resources will each have more flexibility to capitalize on its unique strategic opportunities.

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Alignment of incentives with performance objectives. The separation will facilitate equity-based and other incentive compensation arrangements for employees more directly tied to the performance of each company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

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Distinct investment opportunities. The separation will allow investors to separately value Knife River Holding Company and MDU Resources based on their distinct investment identities. Knife River Holding Company’s business differs from MDU Resources’ remaining businesses in several respects, including customer bases, regulatory oversight, competitors, strategic initiatives, sales channels and technology needs. The separation will enable investors to evaluate the merits, strategy, performance, and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics. The separation may attract new investors who may not have properly assessed the value of Knife River relative to the value it is currently accorded as part of MDU Resources.

The MDU Resources board of directors also considered a number of potentially negative factors in evaluating the separation, including, among others, risks relating to the creation of a new public company, possible increased costs and one-time separation costs, but concluded that the potential benefits of the separation significantly outweighed these factors. For additional information, see the sections entitled “Risk Factors” and “The Separation and Distribution—Reasons for the Separation” included elsewhere in this information statement.
Reasons for MDU Resources’ Retention of Up to 19.9 Percent of Knife River Holding Company Common Stock
In considering the appropriate structure for the separation, MDU Resources determined that, immediately after the distribution becomes effective, MDU Resources will own up to 19.9 percent of the outstanding shares of Knife River Holding Company common stock. The retention of Knife River Holding Company common stock will strengthen MDU Resources’ balance sheet. The retained shares can potentially be exchanged to accelerate debt reduction or sold for cash, thereby facilitating an appropriate capital structure and the financial flexibility necessary for MDU Resources to execute its growth strategy. Knife River Holding Company understands that MDU Resources intends to dispose of all shares of Knife River Holding Company common stock that it retains after the distribution, which may include one or more exchanges for debt, distributions to MDU Resources stockholders, exchanges for MDU Resources shares or one or more sales of such shares for cash.
Corporate Information
Knife River Holding Company was incorporated in Delaware on November 9, 2022, for the purpose of holding Knife River in connection with the separation and distribution described herein. Prior to the contribution of this business to Knife River Holding Company, which will be completed prior to the distribution, Knife River Holding Company will have no operations. The address of Knife River Holding Company’s principal executive offices is 1150 West Century Avenue, Bismarck, ND 58503. Knife River Holding Company’s telephone number after the distribution will be (701) 530-1400. Knife River Holding Company maintains an Internet site at www.kniferiver.com. Knife River Holding Company’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to stockholders of MDU Resources who will receive shares of Knife River Holding Company common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Knife River Holding Company’s securities. Knife River Holding Company believes the information contained in this information statement to be accurate as of the date set forth on the cover of this information statement. Changes may occur after that date, and neither Knife River Holding Company nor MDU Resources undertake any obligation to update such information except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.
Summary Historical and Unaudited Pro Forma Consolidated Financial Data
The following tables summarize the historical financial data of Knife River Corporation and the unaudited pro forma consolidated financial data of Knife River Holding Company. The summary historical consolidated balance sheet data as of December 31, 2022 and 2021, and summary historical consolidated statement of income data for the years ended December 31, 2022, 2021 and 2020, are derived from the Company’s audited consolidated financial statements included elsewhere in this information statement.
The summary unaudited pro forma consolidated balance sheet data as of December 31, 2022, and summary unaudited pro forma consolidated statement of income data for the year ended December 31, 2022, are derived from Knife River Holding Company’s unaudited pro forma consolidated financial statements included elsewhere in this information statement. The summary unaudited pro forma consolidated data is presented assuming the completion of all of the transactions described in this information statement, including the separation. It is assumed that as of the dates disclosed in this section, Knife River Corporation was a subsidiary of Knife River Holding Company and Knife River Holding Company had no other assets, liabilities or operations.
The historical and pro forma results set forth below may not be indicative of Knife River Holding Company’s future performance as a stand-alone company following the separation and distribution. The selected consolidated financial data in this section is not intended to replace the Company’s consolidated financial statements and the related notes and should be read in conjunction with the information in “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Statements” and the historical audited consolidated financial statements and the notes thereto included in this information statement. For factors that could cause actual results to differ materially from those presented in the summary historical and unaudited pro forma consolidated financial data, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

Consolidated Statements of Income
	Pro Forma	Historical
	Year Ended December 31,	Years Ended December 31,
	2022	2022	2021	2020
	(In thousands, except per share amounts)
Total revenue	$2,534,729	$2,534,729	$2,228,930	$2,178,002
Total cost of revenue	2,187,455	2,173,835	1,881,981	1,807,424
Gross profit	347,274	360,894	346,949	370,578
Selling, general and administrative expenses	182,725	166,599	155,872	156,080
Operating income	164,549	194,295	191,077	214,498
Interest expense	61,773	30,121	19,218	20,577
Other (expense) income	(4,069)	(5,353)	1,355	835
Income before income taxes	98,707	158,821	173,214	194,756
Income taxes	26,310	42,601	43,459	47,431
Net income	$72,397	$116,220	$129,755	$147,325
Earnings per share - basic	$—	$1,452.74	$1,621.93	$1,841.56
Earnings per share - diluted	$—	$1,452.74	$1,621.93	$1,841.56
Weighted average common shares outstanding – basic	—	80	80	80
Weighted average common shares outstanding – diluted	—	80	80	80
Consolidated Balance Sheets
	Pro Forma	Historical
	As of December 31,	As of December 31,
	2022	2022	2021
	(In thousands)
Working capital	$527,845	$91,677	$185,429
Due from related-party - noncurrent	—	—	7,626
Total assets	2,505,839	2,294,319	2,181,824

Related-party notes payable	—	446,449	575,457
Total liabilities	1,478,379	1,265,730	1,228,980
Total stockholder’s equity	1,027,460	1,028,589	952,844

RISK FACTORS
Knife River Holding Company’s business and financial results are subject to a number of risks and uncertainties. References to Knife River Holding Company refer to Knife River and its subsidiaries, which are to be held by Knife River Holding Company. The factors and other matters discussed herein are important factors that could cause actual results or outcomes for Knife River Holding Company to differ materially from those discussed in the forward-looking statements included elsewhere in this document. If any of the risks described below actually occur, Knife River Holding Company’s business, prospects, financial condition or financial results could be materially impacted. The following are the most material risk factors applicable to Knife River Holding Company and are not necessarily listed in order of importance or probability of occurrence. You should carefully consider the following risks and other information in this information statement in evaluating Knife River Holding Company and its common stock. The risk factors generally have been separated into three groups: risks related to Knife River Holding Company’s business, risks related to the separation and distribution, and risks related to Knife River Holding Company common stock.
Risks Related to Knife River Holding Company’s Business
Knife River Holding Company’s business is seasonal and subject to weather conditions that could adversely affect its operations, revenues and the timing of cash flows.
A majority of Knife River Holding Company’s business is seasonal, with results of operations affected by weather conditions. Construction materials production and related contracting services typically follow the activity in the construction industry, with heavier contracting services workloads in the spring, summer and fall. Extreme or unusually adverse weather conditions, which have occurred and may reoccur, such as extreme temperatures, heavy or sustained rainfall or snowfall, wildfires and storms may affect the demand for products and the ability to perform services on construction work. Knife River Holding Company could also be impacted by drought conditions, which may restrict the availability of water supplies and inhibit the ability to conduct operations. As a result, extreme or unusually adverse weather conditions could negatively affect Knife River Holding Company’s results of operations, financial position and cash flows.
Knife River Holding Company operates in a highly competitive industry.
Knife River Holding Company is subject to competition. The markets Knife River Holding Company serves are highly fragmented and Knife River Holding Company competes with a number of regional, national and international companies. These companies may have greater financial and other resources than Knife River Holding Company. Some others are smaller and more specialized, and concentrate their resources in particular areas of expertise. Knife River Holding Company’s results are also affected by the number of competitors in a market, the production capacity that a particular market can accommodate, the pricing practices of other competitors and the entry of new competitors in a market.
In addition, construction materials, products and related services are marketed under highly competitive conditions and are subject to competitive forces such as price, quality, service, delivery time and proximity to the customer. Significant competition could lead to lower prices, higher wages, lower sales volumes and higher costs. Furthermore, new acquisition opportunities are subject to competitive bidding environments, which may increase the prices Knife River Holding Company must pay to successfully acquire new properties and acquisition opportunities to grow its business. Knife River Holding Company’s customers make competitive determinations based upon qualifications, experience, performance, reputation, technology, customer relationships, price, quality and ability to provide the relevant services in a timely, safe and cost-efficient manner. Increased competition may result in Knife River Holding Company’s inability to win bids for future projects and Knife River Holding Company’s failure to effectively compete could negatively affect its results of operations, financial position and cash flows.
Significant changes in prices for commodities, labor, or other production and delivery inputs could negatively affect Knife River Holding Company’s businesses.
Knife River Holding Company’s operations are exposed to fluctuations in prices for labor, oil, cement, raw materials and utilities, among other things. Prices are generally subject to change in response to fluctuations in supply and demand and other general economic and market conditions beyond Knife River Holding Company’s control. In 2022 and 2021, Knife River Holding Company experienced elevated commodity and supply chain costs including the costs of labor, raw materials, energy-related products and other inputs used in the production and distribution of its products and services. Recent inflationary pressures have significantly increased the cost of raw materials by greater than 10% in comparison to average annual historical increases of approximately 3%. Knife River Holding Company seeks to mitigate some or all cost increases through increases in selling prices of its materials, maintaining positive relationships with numerous raw material suppliers, escalation clauses in construction services contracts and fuel surcharges.
High energy prices, specifically for diesel fuel, natural gas and liquid asphalt, have impacted and could further affect the margins realized, as well as demand for construction materials and related contracting services. Increased labor costs, due to labor shortages, competition from other industries, or other factors, could negatively affect Knife River Holding Company’s results of operations. Due to their size and weight, aggregates are costly and difficult to transport efficiently. Knife River Holding Company’s products and services are generally localized around its aggregate sites and served by truck or in certain markets by rail or barge. Knife River Holding Company could be negatively impacted by freight costs due to rising fuel costs; rate increases for third-party freight; truck, railcar or barge shortages, including shortages of truck drivers and rail crews; rail service interruptions; and minimum tonnage requirements, among other things. To the extent price increases or other mitigating factors are not sufficient to offset these increased costs adequately or timely, and/or if the price increases result in a significant decrease in sales volumes, Knife River Holding Company's results of operations, financial position and cash flows could be negatively impacted.
Knife River Holding Company’s operations may be negatively affected if it is unable to obtain, develop and retain key personnel and skilled labor forces.
Knife River Holding Company must attract, develop and retain executive officers and other professional, technical and labor forces with the skills and experience necessary to successfully manage, operate and grow. Competition for these employees is high, due in part to changing workforce demographics, a lack of younger employees who are qualified to replace employees as they retire, and remote work opportunities, among other things. In some cases, competition for these employees is on a regional or national basis. At times of low unemployment, it can be difficult for Knife River Holding Company to attract and retain qualified and affordable personnel. A shortage in the supply of skilled personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support Knife River Holding Company’s operating and growth strategies. Additionally, if Knife River Holding Company is unable to hire employees with the requisite skills, it may be forced to incur significant training expenses. As a result, Knife River Holding Company’s ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary skilled personnel and could negatively affect its results of operations, financial position and cash flows.
Economic volatility affects Knife River Holding Company’s operations, as well as the demand for its products and services.
Unfavorable economic conditions can negatively affect the level of public and private expenditures on projects and the timing of these projects which, in turn, can negatively affect demand for Knife River Holding Company’s products and services. The level of demand for construction materials and contracting services could be adversely impacted by the economic conditions in the industries and market areas Knife River Holding Company serves, as well as in the general economy. Local, state and federal budget limitations affect the funding available for infrastructure spending, which could have an adverse impact on Knife River Holding Company’s earnings and results of operations.
The debt capital market environment could impact Knife River Holding Company’s ability to borrow money in the future. Additional financing or refinancing might not be available and, if available, may not be at economically favorable terms. Further, an increase in Knife River Holding Company’s leverage could lead to deterioration in its credit ratings. A downgrade in Knife River Holding Company’s credit ratings, regardless of the cause, could also limit the ability to obtain additional financing and/or increase the cost of obtaining financing. There is no guarantee Knife River Holding Company will be able to access the capital markets at financially economical interest rates, which could negatively affect Knife River Holding Company’s business.
Knife River Holding Company may be required to obtain financing in order to fund certain strategic acquisitions, if they arise, or to refinance outstanding debt. It is possible a large strategic acquisition would require Knife River Holding Company to issue new equity and other debt and could result in a ratings downgrade notwithstanding Knife River Holding Company’s issuance of equity securities to fund the transaction. Knife River Holding Company is also exposed to risks from tightening credit markets, through the interest payable on any variable-rate debt, including the interest cost on future borrowings under Knife River Holding Company’s credit facilities. While Knife River Holding Company believes it will continue to have adequate credit available to meet its needs, there can be no assurance of that.
Knife River Holding Company’s backlog may not accurately represent future revenue.
Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation, and contracts in Knife River Holding Company’s backlog are subject to changes in the scope of services to be provided, as well as adjustments to the costs relating to the applicable contracts. Backlog may also be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond Knife River Holding Company’s control, among other things. Accordingly, there is no assurance that backlog will be realized. The timing of contract awards and duration of large new contracts can significantly affect backlog. Backlog at any given point in time may not accurately represent the revenue or net income that is realized in any period. Also, the backlog as of the end of the year may not be indicative of the revenue and net income expected to be earned in the following year and should not be relied upon as a stand-alone indicator of future revenues or net income of Knife River Holding Company.
Supply chain disruptions may adversely affect Knife River Holding Company’s operations.
At times or in certain markets, Knife River Holding Company relies on third-party vendors and manufacturers to supply or transport many of the materials necessary for its operations. Disruptions, shortages or delays in the transportation of materials; price increases from suppliers or manufacturers; or inability to source needed materials have occurred and may continue to occur, which could adversely affect Knife River Holding Company’s results of operations, financial condition, cash flows and harm customer relationships. National and regional demand for cement and liquid asphalt may at times outpace the supply in the market. This imbalance creates a temporary shortage which may cause prices to increase faster than downstream products. Any material disruption at Knife River Holding Company’s facilities or those of its customers or suppliers or otherwise within its supply chain, whether as a result of downtime, pandemic-related shutdowns, work stoppages or facility damage could prevent Knife River Holding Company from meeting customer demands or expected timelines, require it to incur unplanned capital expenditures, or cause other material disruptions to its operations, any of which could have a material adverse effect on Knife River Holding Company’s operations, financial position and cash flows. Further, supply chain disruptions can occur from events out of the Knife River Holding Company’s control such as fires, floods, severe weather, natural disasters, environmental incidents or other catastrophes.
Knife River Holding Company’s aggregate resource and reserve calculations are estimates and subject to uncertainty.
Knife River Holding Company estimates aggregate reserves and resources based on available data. The estimates depend upon the interpretation of surface and subsurface investigations, major assumptions and other supporting data, which can be unpredictable. The quantity must be considered only an estimate until reserves are actually extracted and processed. This uncertainty in aggregate resource and reserve calculation may adversely impact Knife River Holding Company’s results of operations.
Knife River Holding Company depends on securing, permitting and economically mining strategically located aggregate reserves.
Knife River Holding Company must obtain governmental, environmental, mining, and/or other permits at many of its facilities. New quarry sites can take years to develop and in a number of states in which Knife River Holding Company operates, it can be difficult to permit new aggregate sites or expand existing aggregate sites due to community resistance and regulatory requirements, among other things. In addition, construction aggregates are difficult to transport efficiently and freight costs can make certain deposits uneconomical to mine if located in areas of little growth or without the ability to supply growing markets served by rail, barge or ship. Failure to secure, permit and mine such reserves could negatively impact Knife River Holding Company’s business, financial condition and results of operations.

Knife River Holding Company operates in a capital-intensive industry and is subject to capital market and interest rate risks.
Knife River Holding Company’s operations require significant capital investment to purchase and maintain the property and equipment required to mine and produce its products. In addition, Knife River Holding Company’s operations include a significant level of fixed and semi-fixed costs. Consequently, Knife River Holding Company relies on capital markets, particularly in the first half of the year due to the seasonal nature of the industry, as sources of liquidity for capital requirements not satisfied by cash flows from operations. If Knife River Holding Company is not able to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions it would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect Knife River Holding Company’s ability to access one or more financial markets. Such market disruptions could include:
•	A significant economic downturn.
•	The financial distress of unrelated industry leaders in the same line of business.
•	Deterioration in capital market conditions.
•	Turmoil in the financial services industry.
•	Volatility in commodity prices.
•	Pandemics, including COVID-19.
•	Terrorist attacks.
•	War.
•	Cyberattacks.
The issuance of a substantial amount of Knife River Holding Company’s common stock, whether issued in connection with an acquisition or otherwise, or the perception that such an issuance could occur, could have a dilutive effect on stockholders and/or may adversely affect the market price of Knife River Holding Company’s common stock. Higher interest rates on borrowings have impacted and could further impact Knife River Holding Company’s results of operations.
Reductions in Knife River Holding Company’s credit ratings could increase financing costs.
There is no assurance Knife River Holding Company’s credit ratings will remain in effect or that a rating will not be lowered or withdrawn by a rating agency. Events affecting Knife River Holding Company’s financial results may impact its cash flows and credit metrics, potentially resulting in a change in its credit ratings. Knife River Holding Company’s credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies.
Knife River Holding Company may be negatively impacted by pending and/or future litigation, claims or investigations.
Knife River Holding Company is, and may become party to, among other things, personal injury, environmental, commercial, contract, warranty, antitrust, tax, property entitlements and land use, product liability, health and safety, and employment claims. The outcome of pending or future lawsuits, claims, investigations or proceedings is often difficult to predict and could be adverse and material in amount. In addition to the monetary cost, litigation can divert management’s attention from its core business opportunities. Development of new information in these matters can often lead to changes in management’s estimated liabilities associated with these proceedings including the judge’s rulings or judgements, jury verdicts, settlements or changes in applicable law. The outcome of such matters is often difficult to predict and unfavorable outcomes could have a material impact to Knife River Holding Company’s results of operations, financial position and cash flows.
Financial market changes could impact Knife River Holding Company’s defined benefit pension plans and obligations.
Knife River Holding Company has defined benefit pension plans for some of its current and former employees. Assumptions regarding future costs, returns on investments, interest rates and other actuarial assumptions have a significant impact on the funding requirements and expense recorded relating to these plans.

Adverse changes in economic indicators, such as consumer spending, inflation data, interest rate changes, political developments and threats of terrorism, among other things, can create volatility in the financial markets. These changes could impact the assumptions and negatively affect the value of assets held in Knife River Holding Company’s pension plans and may increase the amount and accelerate the timing of required funding contributions for those plans.
Increasing costs associated with health care plans may adversely affect Knife River Holding Company’s results of operations.
At the time of the separation, Knife River Holding Company intends to be self-insured for the health care benefits for eligible employees. Increasing quantities of large individual health care claims and an overall increase in total health care claims as health care costs continue to increase could have an adverse impact on operating results, financial position and liquidity. Legislation related to health care could also change Knife River Holding Company’s benefit program and costs.
Knife River Holding Company is exposed to risk of loss resulting from the nonpayment and/or nonperformance by its customers and counterparties.
Knife River Holding Company’s clients include public and private entities that have been, and may continue to be, negatively impacted by the changing landscape in the global economy. A recessionary construction economy can increase the likelihood that Knife River Holding Company will not be able to collect on all accounts receivable or may experience a delay in payment from some customers. If Knife River Holding Company’s customers or counterparties experience financial difficulties, which has occurred and may reoccur, Knife River Holding Company could experience difficulty in collecting receivables. While no one client accounted for over 10% of Knife River Holding Company’s revenue in 2022, 2021 or 2020, Knife River Holding Company faces collection risk as a normal part of business where Knife River Holding Company performs services and subsequently bills clients for such services. In the event that Knife River Holding Company has concentrated credit risk from clients in a specific geographic area or industry, continuing negative trends or a worsening in financial conditions in that specific geographic area or industry could make Knife River Holding Company susceptible to disproportionately high levels of default. Nonpayment and/or nonperformance by Knife River Holding Company’s customers and counterparties could have a negative impact on Knife River Holding Company’s results of operations and cash flows.
Changes in tax law may negatively affect Knife River Holding Company’s business.
Changes to federal, state and local tax laws have the ability to benefit or adversely affect Knife River Holding Company’s earnings and customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. A number of factors may increase Knife River Holding Company’s future effective income tax rate, including:
•	Governmental authorities increasing taxes or eliminating deductions, particularly the depletion deduction.
•	The mix of earnings from depletable versus non-depletable businesses.
•	The jurisdictions in which earnings are taxed.
•	The resolution of issues arising from tax audits with various tax authorities.
•	Changes in the valuation of our deferred tax assets and liabilities.
•	Adjustments to estimated taxes upon finalization of various tax returns.
•	Changes in available tax credits.
•	Changes in stock-based compensation.
•	Other changes in tax laws.
•	The interpretation of tax laws and/or administrative practices.

Knife River Holding Company’s operations could be negatively impacted by import tariffs and/or other government mandates.
Knife River Holding Company operates in or provides services to capital-intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs could significantly increase the prices and delivery lead times on raw materials and finished products that are critical to Knife River Holding Company and its customers, such as cement and steel, among other things. Knife River Holding Company faces competition from manufacturers both in the U.S. and around the world, some of which may engage in competition and trade practices involving the importation of competing products in the U.S. or other foreign laws, regulations or practices. Prolonged lead times on the delivery of raw materials and further tariff increases on raw materials and finished products could adversely affect Knife River Holding Company’s business, financial condition and results of operations.
Knife River Holding Company’s business is based in part on government-funded infrastructure projects and building activities, and any reductions or reallocation of spending or related subsidies in these areas could have an adverse effect on us.
Certain of Knife River Holding Company’s businesses depend on government spending for infrastructure and other similar building activities. As a result, demand for some of Knife River Holding Company’s products is influenced by local, state and federal government fiscal policies, tax incentives and other subsidies, and other general macroeconomic and political factors. Projects in which Knife River Holding Company participates may be funded directly by governments or privately funded, but are otherwise tied to or impacted by government policies and spending measures.
Government spending is often approved only on a short-term basis and some of the projects in which Knife River Holding Company’s products are used require longer-term funding commitments. If government funding is not approved or funding is lowered as a result of poor economic conditions, lower than expected revenues, competing spending priorities, or other factors, it could limit infrastructure projects available, increase competition for projects, result in excess inventory, and decrease sales, all of which could adversely affect the profitability of Knife River Holding Company’s business.
Additionally, certain regions or states may require or possess the means to finance only a limited number of large infrastructure projects and periods of high demand may be followed by years of little to no activity. There can be no assurances that governments will sustain or increase current infrastructure spending and tax incentive and other subsidy levels, and any reductions thereto or delays therein could affect Knife River Holding Company’s business, liquidity and financial condition, and results of operations.
Knife River Holding Company’s operations could be adversely impacted by climate change.
Severe weather events, such as tornadoes, hurricanes, rain, drought, ice and snowstorms, and high- and low- temperature extremes, occur in regions in which Knife River Holding Company operates and maintains infrastructure. Climate change could change the frequency and severity of these weather events, which may create physical and financial risks to Knife River Holding Company. Such risks could have an adverse effect on Knife River Holding Company’s financial condition, results of operations and cash flows. Increases in severe weather conditions or extreme temperatures may cause infrastructure construction projects to be delayed or canceled and limit resources available for such projects resulting in decreased revenue or increased project costs. In addition, drought conditions could restrict the availability of water supplies or limit the ability to obtain water use permits, inhibiting the ability to conduct operations. To date, Knife River Holding Company has not experienced any material impacts to its financial condition, results of operations or cash flows due to the physical effects of climate change.
Climate change may impact a region’s economic health, which could impact Knife River Holding Company’s revenues. Knife River Holding Company’s financial performance is tied to the health of the regional economies served. Knife River Holding Company provides construction materials and services for some states and communities that are economically affected by the agriculture industry. Increases in severe weather events or significant changes in temperature and precipitation patterns could adversely affect the economies of the states and communities affected by that industry.
The insurance industry may be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms.

The price of energy also has an impact on the economic health of communities. The cost of additional regulatory requirements related to climate change, such as regulation of carbon dioxide emissions under the federal Clean Air Act, requirements to replace fossil fuels with renewable energy or to obtain emissions credits, or other environmental regulation or taxes could impact the availability of goods and the prices charged by suppliers, which would normally be borne by consumers through higher prices for energy and purchased goods, and could adversely impact economic conditions of areas served by Knife River Holding Company. To the extent financial markets view climate change and emissions of greenhouse gas (“GHG”) as a financial risk, this could negatively affect Knife River Holding Company’s ability to access capital markets or result in less competitive terms and conditions.
Knife River Holding Company’s operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose Knife River Holding Company to environmental liabilities.
Knife River Holding Company is subject to environmental laws and regulations affecting many aspects of its operations, including air and water quality, wastewater discharge, the generation, transportation and disposal of solid waste and hazardous substances, aggregate permitting and other environmental considerations. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create environmental compliance, remediation, containment, monitoring and reporting obligations for construction materials facilities. Environmental laws and regulations can also require Knife River Holding Company to install pollution control equipment at its facilities, clean up spills and other contamination, and correct environmental hazards, including payment of all or part of the cost to remediate sites where Knife River Holding Company’s past activities, or the activities of other parties, caused environmental contamination. These laws and regulations generally require Knife River Holding Company to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals. Although Knife River Holding Company strives to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret Knife River Holding Company’s legal or regulatory requirements differently and seek injunctive relief or other remedies against Knife River Holding Company. Knife River Holding Company cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings.
Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to Knife River Holding Company. These laws and regulations could require Knife River Holding Company to limit the use or output of certain facilities; restrict the use of certain fuels; prohibit or restrict new or existing services; replace certain fuels with renewable fuels; retire and replace certain facilities; install pollution controls; remediate environmental impacts; remove or reduce environmental hazards; or forego or limit the development of resources. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations could adversely affect Knife River Holding Company’s results of operations and cash flows.
Stakeholder actions and increased regulatory activity related to environmental, social and governance matters, particularly climate change and reducing GHG emissions, could adversely impact the Company’s operation, costs of or access to capital and impact or limit business plans.
Knife River Holding Company could face stakeholder scrutiny related to environmental, social and governance matters (“ESG”). There has been an increased focus from stakeholders and regulators related to ESG matters across all industries in recent years, with investors, customers, employees and lenders, placing increasing importance on the impacts and social cost associated with climate change. Concern that GHG emissions contribute to global climate change has led to international, federal, state and local legislative and regulatory proposals to reduce or mitigate the effects of GHG emissions.
Knife River Holding Company monitors, analyzes and reports GHG emissions from its operations as required by applicable laws and regulations. Knife River Holding Company will continue to monitor GHG regulations and their potential impact on operations.
Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, Knife River Holding Company cannot determine the potential financial impact on its operations.
In addition, the increasing focus on climate change and stricter regulatory requirements may result in Knife River Holding Company facing adverse reputational risks associated with certain of its operations producing

GHG emissions. Although Knife River Holding Company has not experienced difficulties in these areas, if Knife River Holding Company is unable to satisfy the increasing climate-related expectations of certain stakeholders, Knife River Holding Company may suffer reputational harm, which may cause its stock price to decrease or difficulty in accessing the capital or insurance markets. Such efforts, if successfully directed at Knife River Holding Company, could increase the costs of or access to capital or insurance and interfere with business operations and ability to make capital expenditures.
Costs related to obligations under MEPPs could have a material negative effect on Knife River Holding Company’s results of operations and cash flows.
Knife River Holding Company participates in MEPPs for employees represented by certain unions. Knife River Holding Company is required to make contributions to these plans in amounts established under numerous collective bargaining agreements between the operating subsidiaries and those unions.
Knife River Holding Company may be obligated to increase its contributions to underfunded plans that are classified as being in endangered, seriously endangered or critical status as defined by the Pension Protection Act of 2006. Plans classified as being in one of these statuses are required to adopt Rehabilitation Plans or Funding Improvement Plans to improve their funded status through increased contributions, reduced benefits or a combination of the two.
Knife River Holding Company may also be required to increase its contributions to MEPPs if the other participating employers in such plans withdraw from the plans and are not able to contribute amounts sufficient to fund the unfunded liabilities associated with their participation in the plans. The amount and timing of any increase in Knife River Holding Company’s required contributions to MEPPs may depend upon one or more factors, including the outcome of collective bargaining; actions taken by trustees who manage the plans; actions taken by the plans’ other participating employers; the industry for which contributions are made; future determinations that additional plans reach endangered, seriously endangered or critical status; newly enacted government laws or regulations and the actual return on assets held in the plans; among others. Knife River Holding Company could experience increased operating expenses as a result of required contributions to MEPPs, which could have an adverse effect on its results of operations, financial position or cash flows.
In addition, pursuant to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended by the Multiemployer Pension Plan Amendments Act, Knife River Holding Company could incur a partial or complete withdrawal liability upon withdrawing from a plan, exiting a market in which it does business with a union workforce or upon termination of a plan. Knife River Holding Company could also incur additional withdrawal liability if its withdrawal from a plan is determined by that plan to be part of a mass withdrawal.
Technology disruptions or cyberattacks could adversely impact Knife River Holding Company’s operations.
Knife River Holding Company uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology and operation technology systems, including disaster recovery and backup systems and network infrastructure. While Knife River Holding Company has policies, procedures and processes in place designed to strengthen and protect these systems, they may be vulnerable to physical and cybersecurity failures or unauthorized access, due to:
•	Hacking.
•	Human error.
•	Theft.
•	Sabotage.
•	Malicious software.
•	Ransomware.
•	Third-party compromise.
•	Acts of terrorism.
•	Acts of war.
•	Acts of nature.

•	Or other causes.
Although there are manual processes in place, should a compromise or system failure occur, interdependencies to technology may disrupt Knife River Holding Company’s ability to fulfill critical business functions. This may include interruption of facilities for delivery of construction materials or other products and services, any of which could adversely affect Knife River Holding Company’s reputation, business, cash flows and results of operations or subject Knife River Holding Company to legal costs.
Knife River Holding Company’s accounting systems and its ability to collect information and invoice customers for products and services could be disrupted. If Knife River Holding Company’s operations are disrupted, it could result in decreased revenues and remediation costs that could adversely affect Knife River Holding Company’s results of operations and cash flows.
Knife River Holding Company, through the ordinary course of business, requires access to sensitive customer, supplier, employee, financial and other data. While Knife River Holding Company has implemented extensive security measures, including limiting the amount of sensitive information retained, a breach of its systems could compromise sensitive data and could go unnoticed for some time. Such an event could result in negative publicity and reputational harm, remediation costs, legal claims and fines that could have an adverse effect on Knife River Holding Company’s financial results. Third-party service providers that perform critical business functions for Knife River Holding Company or have access to sensitive information within Knife River Holding Company also may be vulnerable to security breaches and information technology risks that could adversely affect Knife River Holding Company.
Cyberattacks continue to increase in frequency and sophistication, which could cause Knife River Holding Company’s information systems to be a target of ongoing and sophisticated cyberattacks by a variety of sources with the apparent aim to breach Knife River Holding Company’s cyber-defenses. Knife River Holding Company may face increased cyber risk due to the increased use of employee-owned devices, work from home arrangements, and the proposed separation. Such incidents could have a material adverse effect on its business, financial condition or results of operations. Knife River Holding Company is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or creating difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect Knife River Holding Company.
While Knife River Holding Company’s insurance policies include liability coverage for certain of these matters, if it experiences a significant security incident, it could be subject to liability or other damages that exceed its insurance coverage and it cannot be certain that such insurance policies will continue to be available to it on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Knife River Holding Company that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on its results of operations, financial condition and cash flows.
Pandemics, including COVID-19, may have a negative impact on Knife River Holding Company’s business operations, revenues, results of operations, liquidity and cash flows.
Pandemics have disrupted national, state and local economies. To the extent a pandemic adversely impacts Knife River Holding Company’s businesses, operations, revenues, liquidity or cash flows, it could also have a heightened effect on other risks described in this section. The degree to which a pandemic will impact Knife River Holding Company depends on future developments, including the resurgence of COVID-19 and its variants, federal and state mandates, actions taken by governmental authorities, effectiveness of vaccines being administered, and the pace and extent to which the economy recovers and remains under relatively normal operating conditions.
Other factors associated with a pandemic that could impact Knife River Holding Company’s businesses and future operating results, revenues and liquidity include impacts related to the health, safety, and availability of employees and contractors; extended rise in unemployment; public and private-sector budget changes and constraints; counterparty credit; costs and availability of supplies; capital construction and infrastructure operation and maintenance programs; financing plans; pension valuations; travel restrictions; and legal matters. The economic and market disruptions resulting from a pandemic could also lead to greater than normal uncertainty with respect to the realization of estimated amounts, including estimates for backlog, revenue recognition, intangible assets, other investments and provisions for credit losses.
General risk factors that could impact Knife River Holding Company’s businesses.
The following are additional factors that should be considered for a better understanding of the risks to Knife River Holding Company. These factors may negatively impact Knife River Holding Company’s financial results in future periods:
•	Acquisition, disposal and impairments of assets or facilities.
•	The cyclical nature of large construction projects.
•	Labor negotiations or disputes.
•	Succession planning.
•	Inability of contract counterparties to meet their contractual obligations.
•	The inability to effectively integrate the operations and the internal controls of acquired companies.
Risks Related to the Separation and Distribution
Knife River Holding Company has no recent history of operating as an independent, public company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.
The historical information of Knife River Holding Company in this information statement refers to its business as operated by and integrated with MDU Resources. The historical and pro forma financial information of Knife River Holding Company included in this information statement is derived from the consolidated financial statements and accounting records of MDU Resources and Knife River. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations and cash flows that Knife River Holding Company would have achieved as a separate, publicly traded company during the periods presented or those that Knife River Holding Company will achieve in the future, primarily as a result of the factors described below:
•
Prior to the distribution, Knife River Holding Company’s business has been operated by MDU Resources as part of its broader corporate organization, rather than as an independent company, and MDU Resources or one of its affiliates performed certain corporate functions for Knife River Holding Company. Knife River Holding Company’s historical and pro forma financial results reflect allocations of corporate expenses from MDU Resources for such functions and are likely to be less than the expenses Knife River Holding Company would have incurred had it operated as a separate publicly traded company.

•
Historically, Knife River Holding Company shared economies of scope and scale in costs, employees and vendor relationships. Although Knife River Holding Company will enter into a transition services agreement with MDU Resources prior to the distribution, these arrangements may not retain or fully capture the benefits that Knife River Holding Company has enjoyed as a result of being integrated with MDU Resources and may result in it paying higher charges than in the past for these services. This could have a material adverse effect on Knife River Holding Company’s business, financial position, results of operations and cash flows following the completion of the distribution.

•
Generally, Knife River Holding Company’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have in the past been satisfied as part of the corporatewide cash management policies of Centennial. Following the completion of the distribution, Knife River Holding Company’s results of operations and cash flows are likely to be more volatile, and it may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•	After the completion of the distribution, the cost of capital for Knife River Holding Company’s business may be higher than MDU Resources’ cost of capital prior to the distribution.

•	Knife River Holding Company’s historical financial information does not reflect the debt that it expects to incur in connection with the separation.
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As a public company, Knife River Holding Company will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. Complying with these requirements could result in significant costs and require Knife River Holding Company to divert substantial resources, including management time, from other activities.

Other significant changes may occur in Knife River Holding Company’s cost structure, management, financing and business operations as a result of operating as a company separate from MDU Resources. For additional information about the past financial performance of Knife River Holding Company’s business and the basis of presentation of the historical consolidated financial statements and the unaudited pro forma consolidated financial statements, see “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.
If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, MDU Resources, Knife River Holding Company and MDU Resources stockholders could be subject to significant tax liabilities and, in certain circumstances, Knife River Holding Company could be required to indemnify MDU Resources for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.
The separation and distribution agreement contains a condition that MDU Resources receive a private letter ruling from the IRS and one or more opinion(s) of its tax advisors, regarding certain U.S. federal income tax matters relating to the separation and the distribution. The IRS private letter ruling and the opinion(s) of tax advisors will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of MDU Resources and Knife River Holding Company, including those relating to the past and future conduct of MDU Resources and Knife River Holding Company. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if MDU Resources or Knife River Holding Company breach any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, the IRS private letter ruling and/or the opinion(s) of tax advisors may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt by MDU Resources prior to the distribution of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter ruling or the opinion(s) of tax advisors were based are false or have been violated. In addition, neither the IRS private letter ruling nor the opinion(s) of tax advisors will address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. Further, the opinion(s) of tax advisors represent the judgment of such tax advisors and are not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by MDU Resources prior to the distribution of the IRS private letter ruling and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, MDU Resources, Knife River Holding Company and MDU Resources stockholders could be subject to significant U.S. federal income tax liability.
If the distribution, together with related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code (the “Code”), in general, for U.S. federal income tax purposes, MDU Resources would recognize taxable gain as if it had sold Knife River Holding Company common stock in a taxable sale for its fair market value (unless MDU Resources and Knife River Holding Company jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (a) the MDU Resources group would recognize taxable gain as if Knife River Holding Company had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of Knife River Holding Company common stock and the assumption of all of its liabilities and (b) Knife River Holding Company would obtain a related step-up in the basis of its assets) and, if the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355, MDU Resources stockholders who receive Knife River Holding Company shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, see “Material U.S. Federal Income Tax Consequences.”
Under the tax matters agreement that MDU Resources will enter into with Knife River Holding Company, Knife River Holding Company may be required to indemnify MDU Resources against any additional taxes and related amounts resulting from (a) an acquisition of all or a portion of its equity securities or assets, whether by merger or otherwise (and regardless of whether Knife River Holding Company participated in or otherwise facilitated the acquisition), (b) other actions or failures to act by Knife River Holding Company or (c) any inaccuracy or breach of Knife River Holding Company’s representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors. Any such indemnity obligations could be material.
U.S. federal income tax consequences may restrict Knife River Holding Company’s ability to engage in certain desirable strategic or capital-raising transactions after the separation.
Under current law, a separation can be rendered taxable to the parent corporation and its stockholders as a result of certain post-separation acquisitions of shares or assets of the spun-off corporation. For example, a separation may result in taxable gain to the parent corporation under Section 355(e) of the Code if the separation were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in the spun-off corporation.
To preserve the U.S. federal income tax treatment of the separation and distribution, and in addition to Knife River Holding Company’s indemnity obligation described above, the tax matters agreement will restrict Knife River Holding Company, for the two-year period following the distribution, except in specific circumstances, from:
•	Entering into any transaction pursuant to which all or a portion of Knife River Holding Company common stock or assets would be acquired, whether by merger or otherwise.
•	Issuing equity securities beyond certain thresholds.
•	Repurchasing shares of its capital stock other than in certain open-market transactions.
•	Ceasing to actively conduct certain aspects of its business.
•	And/or taking or failing to take any other action that would jeopardize the expected U.S. federal income tax treatment of the distribution and certain related transactions.
These restrictions may limit Knife River Holding Company’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business.
Until the separation and distribution occur, MDU Resources has sole discretion to change the terms of the separation and distribution in ways that may be unfavorable to Knife River Holding Company, including to determine not to effect the distribution at all.
Until the separation and distribution occur, Knife River Holding Company will continue to be an indirect, wholly owned subsidiary of MDU Resources. Accordingly, MDU Resources will have the sole and absolute discretion to determine and change the terms of the separation and distribution, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to Knife River Holding Company. In addition, the MDU Resources board of directors, in its sole and absolute discretion, may decide not to proceed with the separation and distribution at any time prior to the distribution date.

Knife River Holding Company may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect its financial position, results of operations and cash flows.
Knife River Holding Company may be unable to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution are expected to provide the following benefits, among others:
•	A distinct investment identity allowing investors to evaluate the merits, strategy, performance and future prospects of Knife River Holding Company’s business separately from MDU Resources.
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Enhanced strategic focus to more effectively pursue individualized strategies specific to the industries in which each operates and use equity tailored to its own business to enhance acquisition and capital programs.

•	More efficient allocation of capital for both Knife River Holding Company and MDU Resources based on each company’s profitability, cash flow and growth opportunities.
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Direct access for Knife River Holding Company to the capital markets, while at the same time creating an independent equity structure that will facilitate its ability to deploy capital toward its specific growth opportunities.

•	And enhanced employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.
Knife River Holding Company may not achieve these and other anticipated benefits for a variety of reasons, including, among others, that: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Knife River Holding Company’s business; (b) following the separation and distribution, Knife River Holding Company may be more susceptible to market fluctuations and other adverse events than if it was still a part of MDU Resources; (c) following the separation and distribution, Knife River Holding Company’s business will be less diversified than MDU Resources’ business prior to the separation and distribution; and (d) the other actions required to separate MDU Resources’ and Knife River Holding Company’s respective businesses could disrupt its operations. If Knife River Holding Company fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on its financial position, results of operations and cash flows.
Knife River Holding Company or MDU Resources may fail to perform under various transaction agreements that are expected to be executed as part of the separation or Knife River Holding Company may fail to have necessary systems and services in place when certain of the transaction agreements expire.
In connection with the separation and prior to the distribution, it is anticipated that Knife River Holding Company and MDU Resources will enter into a separation and distribution agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement. The separation agreement, the tax matters agreement and the employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by MDU Resources for the benefit of Knife River Holding Company, or in some cases certain services provided by Knife River Holding Company for the benefit of MDU Resources, for a limited period of time after the separation. Knife River Holding Company will rely on MDU Resources to satisfy its obligations under these agreements. If MDU Resources is unable to satisfy its obligations under these agreements, including its indemnification obligations, Knife River Holding Company could incur operational difficulties or losses. If Knife River Holding Company does not have agreements with other providers of these services once certain transaction agreements expire or terminate, Knife River Holding Company may not be able to operate its business effectively, which may have a material adverse effect on its financial position, results of operations and cash flows.

Knife River Holding Company’s inability to resolve favorably any disputes that arise between Knife River Holding Company and MDU Resources with respect to their past and ongoing relationships may adversely affect Knife River Holding Company’s operating results.
Disputes may arise between Knife River Holding Company and MDU Resources in a number of areas relating to the various transaction agreements, including:
•	Labor, tax, employee benefit, indemnification and other matters arising from Knife River Holding Company’s separation from MDU Resources.
•	Employee retention and recruiting.
•	Business combinations involving Knife River Holding Company.
•	And the nature, quality and pricing of services that Knife River Holding Company and MDU Resources have agreed to provide each other.
Knife River Holding Company may not be able to resolve potential conflicts, and even if it does, the resolution may be less favorable than if it were dealing with an unaffiliated party.
The agreements Knife River Holding Company enters into with MDU Resources may be amended upon agreement between the parties. While Knife River Holding Company is controlled by MDU Resources, it may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to it as those it would negotiate with an unaffiliated third party.
After the distribution, certain members of management, directors and stockholders will hold stock in both Knife River Holding Company and MDU Resources, and as a result may face actual or potential conflicts of interest.
After the distribution, the management and directors of each of MDU Resources and Knife River Holding Company may own both MDU Resources common stock and Knife River Holding Company common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when Knife River Holding Company’s management and directors and MDU Resources’ management and directors face decisions that could have different implications for Knife River Holding Company and MDU Resources. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between MDU Resources and Knife River Holding Company regarding the terms of the agreements governing the distribution and the relationship with MDU Resources thereafter. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement, the stockholder and registration rights agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that Knife River Holding Company or MDU Resources may enter into in the future.
No vote of MDU Resources stockholders is required in connection with the separation and distribution. As a result, if the distribution occurs and you do not want to receive Knife River Holding Company common stock in the distribution, your sole recourse will be to divest yourself of your MDU Resources common stock prior to the record date of the distribution.
No vote of MDU Resources stockholders is required in connection with the separation and distribution. Accordingly, if this transaction occurs and you do not want to receive Knife River Holding Company common stock in the distribution, your only recourse will be to divest yourself of your MDU Resources common stock prior to the record date for the distribution or to sell your MDU Resources common stock in the “regular way” market in between the record date and the distribution date.
Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect Knife River Holding Company.
As a public company, Knife River Holding Company will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. In addition, following the effectiveness of the Form 10, the Exchange Act requires that Knife River Holding Company file annual, quarterly and current reports. Knife River Holding Company’s failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject it to penalties under federal securities laws, expose it to lawsuits and restrict its ability to access financing. In addition, following the effectiveness of the Form 10, the Sarbanes-Oxley Act requires that, among other things, Knife River Holding Company establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in Knife River Holding Company’s business, or changes in applicable accounting rules. Knife River Holding Company cannot assure you that its internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which it had previously believed that internal controls were effective. If Knife River Holding Company is not able to maintain or document effective internal control over financial reporting, its independent registered public accounting firm will not be able to certify as to the effectiveness of its internal control over financial reporting. While Knife River Holding Company has been adhering to these laws and regulations as a subsidiary of MDU Resources, after the distribution it will need to demonstrate its ability to manage its compliance with these corporate governance laws and regulations as an independent, public company.
Matters affecting Knife River Holding Company’s internal controls may cause it to be unable to report its financial information on a timely basis, or may cause it to restate previously issued financial information, and thereby subject Knife River Holding Company to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in Knife River Holding Company and the reliability of its financial statements. Confidence in the reliability of Knife River Holding Company’s financial statements is also likely to suffer if it or its independent registered public accounting firm reports a material weakness in its internal control over financial reporting. This could have a material and adverse effect on Knife River Holding Company by, for example, leading to a decline in the share price and impairing its ability to raise additional capital.
In connection with the separation from MDU Resources, Knife River Holding Company will incur debt obligations that could adversely affect its business, profitability and its ability to meet obligations.
Knife River Holding Company expects to enter into financing arrangements in connection with the separation of approximately $890 million in aggregate principal amount.
This amount of debt could potentially have important consequences to Knife River Holding Company and its debt and equity investors, including:
•	Requiring a substantial portion of its cash flow from operations to make interest payments on this debt following the separation.
•	Making it more difficult to satisfy debt service and other obligations.
•	Increasing the risk of a future credit ratings downgrade of its debt, which could increase future debt costs and limit the future availability of debt financing.
•	Increasing its vulnerability to general adverse economic and industry conditions.
•	Reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow its business.
•	Limiting its flexibility in planning for, or reacting to, changes in its business and the industry.
•	Placing it at a competitive disadvantage relative to its competitors that may not be as highly leveraged with debt.
•	And limiting its ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase ordinary shares.
To the extent that Knife River Holding Company incurs additional indebtedness, the foregoing risks could increase. In addition, Knife River Holding Company’s actual cash requirements in the future may be greater than expected. Knife River Holding Company’s cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and it may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

A lowering or withdrawal of the ratings, outlook or watch assigned to Knife River Holding Company or its debt by rating agencies may increase its future borrowing costs and reduce its access to capital.
The rating, outlook or watch assigned to Knife River Holding Company or its debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook, or watch such as adverse changes to Knife River Holding Company’s business, so warrant. Any future lowering of Knife River Holding Company’s or its debt’s ratings, outlook or watch likely would make it more difficult or more expensive for Knife River Holding Company to obtain additional debt financing.
As an independent, publicly traded company, Knife River Holding Company may not enjoy the same benefits that it did as a segment of MDU Resources.
Historically, Knife River Holding Company’s business has been operated as one of MDU Resources’ business segments, and MDU Resources performed substantially all the corporate functions for Knife River’s operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, financial reporting, finance and tax administration, benefits administration, legal, and regulatory functions. Following the distribution, MDU Resources will provide support to Knife River Holding Company with respect to certain of these functions on a transitional basis. Knife River Holding Company will need to replicate certain facilities, systems, infrastructure and personnel to which it will no longer have access after the distribution and will likely incur capital and other costs associated with developing and implementing its own support functions in these areas. Such costs could be material.
As an independent, publicly traded company, Knife River Holding Company may become more susceptible to market fluctuations and other adverse events than it would have been were it still a part of MDU Resources. As part of MDU Resources, Knife River Holding Company has been able to enjoy certain benefits from MDU Resources’ operating diversity and available capital for investments. As an independent, publicly traded company, Knife River Holding Company will not have similar operating diversity and may not have similar access to capital markets, which could have a material adverse effect on its financial position, results of operations and cash flows.
Knife River Holding Company could experience temporary interruptions in business operations and incur additional costs as it further develops information technology infrastructure and transitions its data to its stand-alone systems.
Knife River Holding Company is in the process of preparing information technology infrastructure and systems to support its critical business functions, including accounting and reporting, in order to replace many of the systems and functions MDU Resources currently provides. Knife River Holding Company may experience temporary interruptions in business operations if it cannot transition effectively to its own stand-alone systems and functions, which could disrupt its business operations and have a material adverse effect on profitability. In addition, Knife River Holding Company’s costs for the operation of these systems may be higher than the amounts reflected in the consolidated financial statements.
In connection with the separation from MDU Resources, MDU Resources will indemnify Knife River Holding Company for certain liabilities and Knife River Holding Company will indemnify MDU Resources for certain liabilities. If Knife River Holding Company is required to pay MDU Resources under these indemnities, Knife River Holding Company’s financial results could be negatively impacted. The MDU Resources indemnity may not be sufficient to hold Knife River Holding Company harmless from the full amount of liabilities for which MDU Resources will be allocated responsibility, and MDU Resources may not be able to satisfy its indemnification obligations in the future.
Pursuant to the separation agreement and certain other agreements with MDU Resources, MDU Resources will agree to indemnify Knife River Holding Company for certain liabilities, and Knife River Holding Company will agree to indemnify MDU Resources for certain liabilities, in each case for uncapped amounts, as discussed further in “Certain Relationships and Related Person Transactions.” Indemnities that Knife River Holding Company may be required to provide MDU Resources are not subject to any cap, may be significant and could negatively impact Knife River Holding Company’s business, particularly with respect to indemnities provided in the tax matters agreement (as described in more detail above). Third parties could also seek to hold Knife River Holding Company responsible for any of the liabilities that MDU Resources has agreed to retain. Any amounts

Knife River Holding Company is required to pay pursuant to these indemnification obligations and other liabilities could require Knife River Holding Company to divert cash that would otherwise have been used in furtherance of its operating business. Further, the indemnity from MDU Resources may not be sufficient to protect Knife River Holding Company against the full amount of such liabilities, and MDU Resources may not be able to fully satisfy its indemnification obligations. Moreover, even if Knife River Holding Company ultimately succeeds in recovering from MDU Resources any amounts for which it is held liable, it may be temporarily required to bear these losses itself. Each of these risks could have a material adverse effect on Knife River Holding Company’s financial position, results of operations and cash flows.
The transfer to Knife River Holding Company of certain contracts, permits and other assets and rights may require the consents, approvals of, or provide other rights to, third parties. If such consents or approvals are not obtained, Knife River Holding Company may not be entitled to the full benefit of such contracts, permits and other assets and rights, which could increase its expenses or otherwise harm its business and financial performance.
The separation and distribution agreement will provide that certain contracts, permits and other assets and rights are to be transferred from MDU Resources or its subsidiaries to Knife River Holding Company or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or provide other rights to third parties. In addition, in some circumstances, Knife River Holding Company and MDU Resources are joint beneficiaries of contracts, and Knife River Holding Company and MDU Resources may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts to Knife River Holding Company or MDU Resources.
Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from Knife River Holding Company, which, for example, could take the form of price increases. This could require Knife River Holding Company to expend additional resources in order to obtain the services or assets previously provided under the contract, or require Knife River Holding Company to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If Knife River Holding Company is unable to obtain required consents or approvals, it may be unable to obtain the benefits, permits, assets and contractual commitments that are intended to be allocated to Knife River Holding Company as part of its separation from MDU Resources, and Knife River Holding Company may be required to seek alternative arrangements to obtain services and assets that may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively affect Knife River Holding Company’s business, financial condition, results of operations and cash flows.
Risks Related to Knife River Holding Company Common Stock
Knife River Holding Company cannot be certain that an active trading market for its shares of common stock will develop or be sustained after the distribution, and following the distribution, its stock price may fluctuate significantly.
A public market for Knife River Holding Company common stock does not currently exist. Knife River Holding Company anticipates that on or about the record date for the distribution, trading in shares of Knife River Holding Company common stock will begin on a “when-issued” basis, which will continue through the distribution date. However, Knife River Holding Company cannot guarantee that an active trading market will develop or be sustained for shares of Knife River Holding Company common stock after the distribution. Nor can it predict the prices at which shares of Knife River Holding Company common stock may trade after the distribution. Similarly, Knife River Holding Company cannot predict the effect of the distribution on the trading prices of shares of Knife River Holding Company common stock or whether the combined market value of the shares of Knife River Holding Company common stock and MDU Resources common stock will be less than, equal to or greater than the market value of shares of MDU Resources common stock prior to the distribution.
Until the market has fully evaluated MDU Resources’ remaining businesses without Knife River Holding Company, the price at which shares of MDU Resources common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated Knife River Holding Company’s business as a stand-alone entity, the prices at which shares of Knife River Holding Company common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of Knife River Holding Company common stock price following the distribution may have a material adverse effect on its business, financial condition and results of operations.
The market price of shares of Knife River Holding Company common stock may fluctuate significantly due to a number of factors, some of which may be beyond Knife River Holding Company’s control, including:
•	Actual or anticipated fluctuations in Knife River Holding Company’s operating results.
•	Declining operating revenues derived from Knife River Holding Company’s core business.
•	The operating and stock price performance of comparable companies.
•	Changes in Knife River Holding Company’s stockholder base due to the separation.
•	Changes in the regulatory and legal environment in which Knife River Holding Company operates.
•	And market conditions in the construction materials and contracting market, and the domestic and worldwide economy as a whole.
A significant number of shares of Knife River Holding Company’s common stock are or will be eligible for future sale, including the disposition by MDU Resources of the shares of Knife River Holding Company’s common stock that it may retain after the distribution, which may cause the market price of Knife River Holding Company common stock to decline.
Upon completion of the separation and distribution, Knife River Holding Company will have an aggregate of approximately [   ] million shares of common stock outstanding. Virtually all of those shares will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”), except for the shares of Knife River Holding Company retained by MDU Resources. Knife River Holding Company is unable to predict whether large amounts of Knife River Holding Company common stock will be sold in the open market following the separation and distribution. Knife River Holding Company is also unable to predict whether a sufficient number of buyers of Knife River Holding Company common stock to meet the demand to sell shares of Knife River Holding Company common stock at attractive prices would exist at that time. It is possible that MDU Resources stockholders will sell the shares of Knife River Holding Company common stock they receive in the distribution for various reasons. For example, such stockholders may not believe that Knife River Holding Company’s business profile or its level of market capitalization as an independent company fits their investment objectives. The sale of significant amounts of Knife River Holding Company common stock or the perception in the market that this will occur may lower the market price of Knife River Holding Company common stock.
Following the distribution, MDU Resources will retain approximately [   ] shares of Knife River Holding Company common stock. Knife River Holding Company expects that pursuant to the IRS private letter ruling, MDU Resources will be required to dispose of such shares of Knife River Holding Company common stock as soon as practicable following the distribution. Knife River Holding Company understands that MDU Resources intends to responsibly dispose of all shares of Knife River Holding Company common stock that it retains after the distribution, which may include one or more subsequent exchanges for debt, distributions to MDU Resources stockholders, exchanges for MDU Resources shares or one or more sales of such shares for cash. Knife River Holding Company will agree that, upon the request of MDU Resources, it will use reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of Knife River Holding Company common stock retained by MDU Resources. See “Certain Relationships and Related Persons Transactions—Stockholder and Registration Rights Agreement.” Any disposition by MDU Resources, or any significant stockholder, of Knife River Holding Company common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for Knife River Holding Company common stock.
If securities or industry analysts do not publish research or publish misleading or unfavorable research about Knife River Holding Company’s business, Knife River Holding Company’s stock price and trading volume could decline.
The trading market for Knife River Holding Company common stock will depend in part on the research and reports that securities or industry analysts publish about Knife River Holding Company or its business. Knife River Holding Company does not currently have and may never obtain research coverage for Knife River

Holding Company common stock. If there is no research coverage of Knife River Holding Company common stock, the trading price for shares of Knife River Holding Company common stock may be negatively impacted. If Knife River Holding Company obtains research coverage for Knife River Holding Company common stock and if one or more of the analysts downgrades its stock or publishes misleading or unfavorable research about its business, Knife River Holding Company’s stock price would likely decline. If one or more of the analysts ceases coverage of Knife River Holding Company common stock or fails to publish reports on Knife River Holding Company regularly, demand for Knife River Holding Company common stock could decrease, which could cause Knife River Holding Company common stock price or trading volume to decline.
There may be substantial changes in Knife River Holding Company’s stockholder base.
Many investors receiving shares of Knife River Holding Company common stock pursuant to the distribution may hold those shares because of a decision to invest in a company with MDU Resources’ profile. Following the distribution, the shares of Knife River Holding Company common stock held by those investors will represent an investment in a company focused exclusively on the construction materials and contracting industry, with a different profile. This may not be aligned with a holder’s investment strategy and may cause the holder to sell the shares of Knife River Holding Company common stock they receive in the distribution. As a result, Knife River Holding Company’s stock price may decline or experience volatility as its stockholder base changes.
Your percentage of ownership in Knife River Holding Company may be diluted in the future.
In the future, your percentage ownership in Knife River Holding Company may be diluted because of equity awards that it will be granting to its directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. Knife River Holding Company’s employees will have stock-based awards relating to shares of Knife River Holding Company common stock after the distribution as a result of conversion of their MDU Resources stock-based awards (in whole or in part) to its stock-based awards. Further, Knife River Holding Company anticipates that its Compensation Committee will grant additional stock-based awards to its directors, officers and employees after the distribution. Such awards will have a dilutive effect on Knife River Holding Company’s earnings per share, which could adversely affect the market price of shares of Knife River Holding Company common stock. From time to time, Knife River Holding Company will issue additional stock-based awards to its employees under its employee benefits plans.
In addition, Knife River Holding Company’s amended and restated certificate of incorporation will authorize it to issue, without the approval of its stockholders, one or more classes or series of preferred stock that have such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Knife River Holding Company common stock respecting dividends and distributions, as its board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Knife River Holding Company common stock. Similarly, the repurchase or redemption rights or liquidation preferences Knife River Holding Company could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Knife River Holding Company’s Capital Stock.”
Knife River Holding Company cannot guarantee the timing, declaration, amount or payment of dividends on its common stock.
The timing, declaration, amount and payment of any dividends following the separation and distribution will be within the discretion of Knife River Holding Company’s board of directors, and will depend upon many factors, including Knife River Holding Company’s financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of Knife River Holding Company’s debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by Knife River Holding Company’s board of directors. Moreover, if Knife River Holding Company determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. For more information, see the section entitled “Dividend Policy.”

Knife River Holding Company’s amended and restated bylaws will designate the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Knife River Holding Company’s stockholders, which could discourage lawsuits against Knife River Holding Company and its directors and officers.
Knife River Holding Company’s amended and restated bylaws will provide that, unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Knife River Holding Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer to Knife River Holding Company or its stockholders, creditors or other constituents, any action asserting a claim against Knife River Holding Company or any director or officer arising pursuant to any provision of the Delaware General Corporation Law, as amended (the “DGCL”), or Knife River Holding Company’s amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against Knife River Holding Company or any director or officer governed by the internal affairs doctrine.
In addition, Knife River Holding Company’s amended and restated bylaws will further provide that, unless the board of directors otherwise determines, the federal district courts of the United States of America shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act. The exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce Knife River Holding Company’s federal forum provision described above. Knife River Holding Company’s stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
This exclusive forum provision may limit the ability of Knife River Holding Company’s stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Knife River Holding Company or its directors or officers, which may discourage such lawsuits against Knife River Holding Company and its directors and officers, and such provision may also make it more expensive for Knife River Holding Company’s stockholders to bring such claims.
Although Knife River Holding Company’s amended and restated bylaws will include the exclusive forum provision described above, it is possible that a court could rule that this provision is inapplicable or unenforceable. Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Knife River Holding Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.
Provisions in Knife River Holding Company’s amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may prevent or delay an acquisition of Knife River Holding Company, which could decrease the trading price of Knife River Holding Company common stock.
Knife River Holding Company’s amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids more expensive to the acquiror and to encourage prospective acquirors to negotiate with Knife River Holding Company’s board of directors rather than to attempt a hostile takeover. These provisions include rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of Knife River Holding Company’s board of directors to issue preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15 percent or more of Knife River Holding Company’s outstanding common stock and Knife River Holding Company. For more information, see “Description of Knife River Holding Company’s Capital Stock—Anti Takeover Effects of Various Provisions of Delaware Law and Knife River Holding Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Knife River Holding Company believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with its board of directors and by providing its board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Knife River Holding Company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Knife River Holding Company’s board of directors determines is not in the best interests of Knife River Holding Company and its stockholders. Accordingly, in the event that Knife River Holding Company’s board of directors determines that a potential business combination transaction is not in the best interests of Knife River Holding Company and its stockholders but certain stockholders believe that such a transaction would be beneficial to Knife River Holding Company and its stockholders, such stockholders may elect to sell their shares in Knife River Holding Company and the trading price of Knife River Holding Company common stock could decrease.
These and other provisions of Knife River Holding Company’s amended and restated certificate of incorporation, amended and restated bylaws and the DGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on Knife River Holding Company’s business, financial condition and results of operations.
In addition, applicable state insurance laws and regulations could delay or impede a change of control of Knife River Holding Company.
Furthermore, an acquisition or further issuance of Knife River Holding Company’s stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to MDU Resources. For a discussion of Section 355(e) of the Code, see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, and as described in more detail above, Knife River Holding Company would be required to indemnify MDU Resources for the resulting taxes and related amount, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This information statement and other materials Knife River Holding Company and MDU Resources have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “The Separation and Distribution,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Statements,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this information statement contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of Knife River Holding Company’s management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond Knife River Holding Company’s control. Except as may be required by law, Knife River Holding Company undertakes no obligation to modify or revise any forward-looking statements to reflect new information, events or circumstances occurring after the date of this information statement. Factors, risks, trends and uncertainties that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
You should read this information statement completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this information statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this information statement, and Knife River Holding Company does not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.
Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

THE SEPARATION AND DISTRIBUTION
Overview
On August 4, 2022, MDU Resources announced its intention to separate its indirect, wholly owned subsidiary, Knife River, from MDU Resources. MDU Resources intends to effect the separation through a pro rata distribution of 80.1 percent or more of the outstanding common stock of a new entity, Knife River Holding Company. Knife River Holding Company was formed to hold Knife River and the assets and liabilities associated with it and its business. Following the distribution, MDU Resources stockholders will own 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock, and Knife River Holding Company will be a separate public company from MDU Resources. MDU Resources will retain up to 19.9 percent of the outstanding shares of Knife River Holding Company common stock following the distribution. Prior to completing the separation, MDU Resources may adjust the percentage of Knife River Holding Company common stock to be distributed to MDU Resources stockholders and retained by MDU Resources in response to market and other factors, and it will amend this information statement to reflect any such adjustment. The number of shares of MDU Resources common stock you own will not change as a result of the separation.
On [   ], the MDU Resources board of directors approved the distribution of 80.1 percent or more of the issued and outstanding shares of Knife River Holding Company common stock, on the basis of [   ] shares of MDU Resources common stock for each share of MDU Resources common stock held as of the close of business on the record date of [   ], subject to, pursuant to the separation and distribution agreement, the satisfaction or waiver of the conditions to the distribution as described in this information statement.
At [   ] Eastern Time, on [   ], the distribution date, each MDU Resources stockholder will receive [   ] shares of Knife River Holding Company common stock for each share of MDU Resources common stock held at the close of business on the record date for the distribution, as described below. MDU Resources stockholders will receive cash in lieu of any fractional shares of Knife River Holding Company common stock that they would have received after application of this ratio. MDU Resources stockholders will not be required to make any payment, surrender or exchange their shares of MDU Resources common stock or take any other action to receive their shares of Knife River Holding Company common stock in the distribution. The distribution of Knife River Holding Company common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions pursuant to the separation and distribution agreement. For a more detailed description of these conditions, see “—Conditions to the Distribution” within this section.
Reasons for the Separation
The MDU Resources board of directors regularly reviews MDU Resources’ businesses, operations and value creation opportunities. Pursuant to its review, the MDU Resources board of directors believes that the separation of Knife River from the remaining businesses of MDU Resources is in the best interests of MDU Resources and its stockholders. A wide variety of factors were considered by the MDU Resources board of directors in evaluating the separation. Among other things, the MDU Resources board of directors considered the following potential benefits of the separation:
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Distinct investment opportunities. The separation will allow investors to separately value Knife River Holding Company and MDU Resources based on their distinct investment identities. Knife River Holding Company’s business differs from MDU Resources’ remaining businesses in several respects, including customer bases, regulatory oversight, competitors, strategic initiatives, sales channels and technology needs. The separation will enable investors to evaluate the merits, strategy, performance, and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics. The separation may attract new investors who may not have properly assessed the value of Knife River relative to the value it is currently accorded as part of MDU Resources.

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Enhanced strategic focus. The separation will allow Knife River Holding Company and MDU Resources to more effectively pursue their distinct operating priorities and strategies and will enable the management of both companies to pursue unique opportunities for long-term growth and profitability. Knife River Holding Company and MDU Resources will each be able to use equity tailored to its own business to enhance acquisition and capital investment programs. Knife River Holding Company’s management will be able to focus exclusively on its construction materials and contracting services business, while the management of MDU Resources will remain dedicated to its remaining businesses.
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Tailored capital allocation strategies. The separation will permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business at a time and in a manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital based on each company’s profitability, cash flow and growth opportunities.

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Optimized capital structures. The separation will allow Knife River Holding Company and MDU Resources to each benefit from distinct capital structures and financial policies tailored to their separate business profiles and needs. The separation will create independent equity securities for Knife River Holding Company and MDU Resources, affording each direct access to the capital markets and enabling each of them to use its own industry-focused stock to consummate future acquisitions or other transactions. As a result, Knife River Holding Company and MDU Resources will each have more flexibility to capitalize on its unique strategic opportunities.

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Alignment of incentives with performance objectives. The separation will facilitate equity-based and other incentive compensation arrangements for employees more directly tied to the performance of each company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

The MDU Resources board of directors also considered a number of potentially unfavorable factors in evaluating the separation, including:
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Risk of Failure to Achieve Anticipated Benefits of the Separation. Knife River Holding Company may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating the business; and following the separation, Knife River Holding Company may be more susceptible to market fluctuations and other adverse events than if it were still a part of MDU Resources because its business will be less diversified than MDU Resources’ business prior to the completion of the separation and distribution.

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Disruptions and Costs Related to the Separation. The actions required to separate Knife River Holding Company from MDU Resources could disrupt its operations. In addition, Knife River Holding Company will incur substantial costs in connection with the transition to being a standalone, public company, which may include financial reporting, tax, legal and other professional services costs. Knife River could also experience some disruption costs for employee benefits, including health care costs, due to the new structure that will be adopted for the health care plan. Once the program has been in place for a full year and trends are developed, the risks are expected to lessen. Additionally, Knife River will be implementing stop loss insurance to assist with the volatility of high dollar claims.

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Loss of Scale and Increased Administrative Costs. Prior to the separation, as part of MDU Resources, Knife River Holding Company takes advantage of MDU Resources’ size and purchasing power in procuring certain goods and services. After the separation and distribution, as a standalone company, Knife River Holding Company may be unable to obtain these goods and services at prices or on terms as favorable as those MDU Resources obtained prior to completion of the separation and distribution. In addition, as part of MDU Resources, Knife River Holding Company benefits from certain functions performed by MDU Resources, such as financial reporting, tax, legal, human resources and other general and administrative functions. After the separation and distribution, MDU Resources will not perform these functions for Knife River Holding Company, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of the smaller scale as a standalone company, Knife River Holding Company’s cost of performing such functions could be higher than the amounts reflected in its historical financial statements, which would cause its profitability to decrease.

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Uncertainty Regarding Stock Prices. The effect of the separation on the trading prices of Knife River Holding Company or MDU Resources common stock is not predictable nor can it be known with certainty whether the combined market value of one Knife River Holding Company common stock and one share of MDU Resources common stock will be less than, equal to or greater than the market value of one share of MDU Resources common stock prior to the distribution.

In determining whether to pursue the separation, MDU Resources board of directors concluded that the potential benefits of the separation significantly outweighed these negative factors. See the section entitled “Risk Factors” included elsewhere in this information statement.
In connection with its review, the MDU Resources board of directors also considered certain alternatives to the separation of Knife River, including a combined spinoff of Knife River and MDU Construction Services Group, Inc. The MDU Resources board of directors determined, however, that spinning off Knife River and MDU Construction Services Group, Inc. together, as a combined company, would be less favorable given that, among other factors, the companies work in different industries, maintain different customers and have different business dynamics within each industry. As a result, this alternative would not result in the creation of a “pure play” business. These were some of the factors that the MDU Resources board of directors considered as part of its assessment of MDU Resources’ and Knife River’s businesses, operations and value creation opportunities. Following this assessment, the MDU Resources board of directors determined that the separation is the best path forward for MDU Resources and its stockholders. Additionally, as previously disclosed by MDU Resources, the MDU Resources board of directors has begun a strategic review of MDU Construction Services Group, Inc.
Reasons for MDU Resources’ Retention of up to 19.9 Percent of Knife River Holding Company Common Stock
In considering the appropriate structure for the separation, MDU Resources determined that, immediately after the distribution becomes effective, MDU Resources will own up to 19.9 percent of the outstanding shares of Knife River Holding Company common stock. The retention of Knife River Holding Company common stock will strengthen MDU Resources’ balance sheet. The retained shares can potentially be exchanged to accelerate debt reduction or sold for cash, thereby facilitating an appropriate capital structure and the financial flexibility necessary for MDU Resources to execute its growth strategy. Knife River Holding Company understands that MDU Resources intends to responsibly dispose of all shares of Knife River Holding Company common stock that it retains after the distribution, which may include one or more subsequent exchanges for debt, distributions to MDU Resources stockholders, exchanges for MDU Resources shares or one or more sales of such shares for cash.
Formation of Knife River Holding Company and Internal Reorganization
Knife River Holding Company was formed as a Delaware corporation on November 9, 2022, for the purpose of holding Knife River.
As part of the plan to separate Knife River and pursuant to the separation and distribution agreement that Knife River Holding Company and MDU Resources will enter into prior to the distribution, MDU Resources and its subsidiaries expect to complete an internal reorganization to transfer the equity interests of Knife River and its consolidated subsidiaries and the assets and liabilities associated with it and its consolidated subsidiaries to Knife River Holding Company.
The internal reorganization is expected to include various restructuring transactions that may take the form of asset transfers, mergers, dividends, distributions, contributions and similar transactions, and may involve the formation of new subsidiaries in the U.S. to own and operate Knife River or MDU Resources’ remaining businesses. Following the completion of the internal reorganization and immediately following the distribution, Knife River Holding Company will own Knife River and MDU Resources will continue to own its remaining businesses. In connection with the separation and distribution, Knife River Corporation intends to change its name to “KRC Materials, Inc.” and Knife River Holding Company intends to change its name to “Knife River Corporation.”
When and How You Will Receive the Distribution
With the assistance of Equiniti, MDU Resources expects to distribute 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock at [   ] Eastern Time on [   ] the distribution date, to all holders of outstanding shares of MDU Resources common stock as of the close of business on [   ], the record date for the distribution. Equiniti, which currently serves as the transfer agent and registrar for MDU Resources common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Knife River Holding Company common stock.

If you own shares of MDU Resources common stock as of the close of business on the record date for the distribution, the shares of Knife River Holding Company common stock that you will be entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Equiniti will then mail you a direct registration account statement that reflects your shares of Knife River Holding Company common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell shares of MDU Resources common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Knife River Holding Company common stock in the distribution.
Most MDU Resources stockholders hold their shares of MDU Resources common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for shares of Knife River Holding Company common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Transferability of Shares You Receive
Shares of Knife River Holding Company common stock distributed to holders in connection with the distribution will be transferable without restriction or registration under the Securities Act, except for shares received by persons who may be deemed to be Knife River Holding Company’s affiliates. Persons who may be deemed to be its affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Knife River Holding Company, which may include certain of its executive officers, directors or principal stockholders. Securities held by Knife River Holding Company’s affiliates will be subject to resale restrictions under the Securities Act. Knife River Holding Company’s affiliates will be permitted to sell shares of Knife River Holding Company common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
Number of Shares of Knife River Holding Company Common Stock You Will Receive
For each share of MDU Resources common stock that you own at the close of business on [   ], the record date for the distribution, you will receive [   ] shares of Knife River Holding Company common stock on the distribution date. MDU Resources will not distribute any fractional shares of Knife River Holding Company common stock to its stockholders. Instead, if you are a registered holder, Equiniti (which is sometimes referred to in this information statement as the “distribution agent”) will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices on behalf of MDU Resources stockholders and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by MDU Resources or Knife River Holding Company, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either MDU Resources or Knife River Holding Company. Equiniti is not an affiliate of either MDU Resources or Knife River Holding Company. Neither Knife River Holding Company nor MDU Resources will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
The aggregate net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. Knife River Holding Company estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your shares of MDU Resources common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will credit your account for your share of such proceeds.

Treatment of Equity-Based Compensation
In connection with the separation and distribution, MDU Resources equity-based awards that are outstanding immediately prior to the separation and distribution and held by individuals who will serve as employees of Knife River Holding Company immediately following the separation and distribution are expected to be treated as follows:
Restricted Stock Units. At the effective time of the distribution, each award of MDU Resources restricted stock units held by an individual who will be an employee of Knife River Holding Company following the separation and distribution will be converted into an award of restricted stock units with respect to Knife River Holding Company common stock. The number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original MDU Resources award as measured immediately before and immediately after the separation and distribution, subject to rounding. Such adjusted award will otherwise be subject to the same terms and conditions that applied to the original MDU Resources award immediately prior to the separation and distribution.
Performance Share Awards. Effective as of immediately prior to the separation and distribution, the level of achievement of performance goals applicable to outstanding MDU Resources performance share awards held by individuals who will be employees of Knife River Holding Company following the separation and distribution will be determined by the MDU Resources compensation committee. The performance level for each completed fiscal year(s) within the applicable performance period is expected to be determined based on actual performance results, and the performance level for each incomplete fiscal year within the applicable performance period is expected to be deemed to equal the target level. Then, at the effective time of the distribution, each award of MDU Resources performance shares held by an individual who will be an employee of Knife River Holding Company following the separation and distribution will be converted into an award of restricted stock units with respect to Knife River Holding Company common stock. The number of shares of Knife River Holding Company common stock subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original MDU Resources award (taking into account the determination of performance as of immediately prior to the separation and distribution) as measured immediately before and immediately after the separation and distribution, subject to rounding. Such adjusted award will otherwise be subject to the same terms and conditions (other than performance-based vesting conditions) that applied to the original MDU Resources award immediately prior to the separation and distribution.
Results of the Distribution
After the distribution, Knife River Holding Company will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [   ], the record date for the distribution, and will reflect any exercise of MDU Resources options prior to the record date for the distribution. The distribution will not affect the number of outstanding shares of MDU Resources common stock or any rights of MDU Resources stockholders. MDU Resources will not distribute any fractional shares of Knife River Holding Company common stock.
Knife River Holding Company will enter into a separation agreement and other related agreements with MDU Resources before the distribution to effect the separation and provide a framework for Knife River Holding Company’s relationship with MDU Resources after the separation. These agreements will provide for the allocation between Knife River Holding Company and MDU Resources of assets, employees, liabilities and obligations (including its investments, property, employee benefits assets and liabilities and tax liabilities) associated with Knife River and will govern the relationship between MDU Resources and Knife River Holding Company after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”
Market for Knife River Holding Company Common Stock
There is currently no public trading market for Knife River Holding Company common stock. Knife River Holding Company expects to apply to list Knife River Holding Company common stock on the NYSE under the symbol “KNF.” Knife River Holding Company has not and will not set the initial price of Knife River Holding Company common stock. The initial price will be established by the public markets.
Knife River Holding Company cannot predict the price at which shares of Knife River Holding Company common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of Knife River Holding Company common stock that each MDU Resources stockholder will receive in the distribution and shares of MDU Resources common stock held at the record date for the distribution may not equal the “regular-way” trading price of shares of MDU Resources common stock immediately prior to the distribution. The price at which shares of Knife River Holding Company common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for shares of Knife River Holding Company common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Knife River Holding Company common stock.”
Incurrence of Debt
In connection with the separation and distribution, Knife River Holding Company anticipates that it will incur long-term debt consisting of term loans, revolving credit facilities and other debt for an aggregate principal amount of up to $890 million. Knife River Holding Company expects that all or a portion of the net proceeds of such debt will be used to repay debt owed by Knife River to Centennial. Knife River Holding Company expects that Centennial will use such net proceeds to repay a portion of its existing third-party debt.
Trading Between the Record Date and Distribution Date
Beginning on or about the record date for the distribution and continuing up to and including the distribution date, MDU Resources expects that there will be two markets for shares of MDU Resources common stock: a “regular-way” market and an “ex-distribution” market. Shares of MDU Resources common stock that trade on the “regular-way” market will trade with an entitlement to shares of Knife River Holding Company common stock to be distributed pursuant to the separation. Shares of MDU Resources common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of Knife River Holding Company common stock to be distributed pursuant to the distribution. Therefore, if you sell shares of MDU Resources common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Knife River Holding Company common stock in the distribution. If you own shares of MDU Resources common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including the distribution date, you will receive the shares of Knife River Holding Company common stock that you are entitled to receive pursuant to your ownership of shares of MDU Resources common stock as of the record date.
Furthermore, beginning on or about the record date for the distribution and continuing up to and including the distribution date, Knife River Holding Company expects that there will be a “when-issued” market in shares of Knife River Holding Company common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Knife River Holding Company common stock that will be distributed to holders of shares of MDU Resources common stock on the distribution date. If you own shares of MDU Resources common stock at the close of business on the record date for the distribution, you would be entitled to shares of Knife River Holding Company common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Knife River Holding Company common stock, without the shares of MDU Resources common stock you own, on the “when-issued” market, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, “when-issued” trading with respect to shares of Knife River Holding Company common stock will end, and “regular-way” trading will begin.
Conditions to the Distribution
The distribution will be effective at [   ] Eastern Time, on [   ], which is the distribution date, provided that the conditions set forth in the separation agreement have been satisfied (or waived by MDU Resources in its sole discretion), including:
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The transfer of Knife River and the assets and liabilities associated with it and its business from MDU Resources to Knife River Holding Company shall be completed in accordance with the separation and distribution agreement that MDU Resources and Knife River Holding Company will enter into prior to the distribution.

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MDU Resources shall have received a private letter ruling from the IRS, satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution.

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MDU Resources shall have received one or more opinions from its tax advisors, in each case satisfactory to the MDU Resources board of directors, regarding certain U.S. federal income tax matters relating to the separation and distribution.

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An independent appraisal firm acceptable to MDU Resources shall have delivered one or more opinions to the board of directors of MDU Resources at the time or times requested by the board of directors of MDU Resources confirming the solvency and financial viability of MDU Resources before the consummation of the distribution and each of MDU Resources and Knife River Holding Company after the consummation of the distribution, and such opinions shall have been acceptable to MDU Resources in form and substance in MDU Resources’ sole discretion and such opinions shall not have been withdrawn or rescinded.

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The SEC shall have declared effective Knife River Holding Company’s registration statement on Form 10, of which this information statement forms a part, and this information statement shall have been made available to MDU Resources stockholders.

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All actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority.

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The actions and filings necessary or appropriate with respect to applicable state insurance and residential service contract regulators, shall have been taken or made, and, where applicable, have become effective or been accepted by the applicable governmental authority.

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The transaction agreements relating to the separation that MDU Resources and Knife River Holding Company will enter into prior to the distribution shall have been duly executed and delivered by the parties.

•
No order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect.

•	The shares of Knife River Holding Company common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution.
•	Knife River Holding Company shall have entered into the financing transactions described in this information statement that are contemplated to occur on or prior to the separation and distribution.
•
No event or development shall have occurred or exist that, in the judgment of MDU Resources’ board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

Knife River Holding Company cannot assure you that any or all of these conditions will be met. MDU Resources will have sole discretion to waive any of the conditions to the distribution. In addition, MDU Resources will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio, as well as to reduce the amount of outstanding shares of Knife River Holding Company common stock that it will retain, if any, following the distribution. MDU Resources may rescind or delay its declaration of the distribution even after the record date for the distribution. MDU Resources does not intend to notify its stockholders of any modifications to the terms of the separation and distribution that, in the judgment of its board of directors, are not material. To the extent that the MDU Resources board of directors determines that any modifications by MDU Resources materially change the material terms of the separation and distribution, MDU Resources will notify MDU Resources stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement. For example, the MDU Resources board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation.

Regulatory Approval
Knife River Holding Company’s registration statement on Form 10, of which this information statement forms a part, must become effective prior to the distribution, and shares of Knife River Holding Company common stock to be distributed must have been approved for listing on the NYSE, subject to official notice of distribution.
No Appraisal Rights
Under the DGCL, MDU Resources stockholders will not have appraisal rights in connection with the distribution.

DIVIDEND POLICY
The payment of any dividends in the future, and the timing and amount thereof, to its stockholders is within the sole discretion of Knife River Holding Company’s board of directors and will depend on many factors, such as its financial condition, earnings, capital requirements, potential obligations in planned financings, industry practice, legal requirements, Delaware corporate surplus requirements, and other factors that its board of directors deems relevant. Knife River Holding Company’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on its access to the capital markets. Knife River Holding Company cannot guarantee that it will pay a dividend in the future or continue to pay any dividends if it commences paying dividends.

CAPITALIZATION
This section discusses financial data of Knife River Holding Company, assuming the completion of all of the transactions described in this information statement, including the separation. It is assumed that as of the dates disclosed in this section, Knife River Corporation was a subsidiary of Knife River Holding Company and Knife River Holding Company had no other assets, liabilities or operations.
The following table sets forth Knife River Corporation’s Cash and cash equivalents and capitalization as of December 31, 2022, on a historical basis, and Knife River Holding Company's Cash and cash equivalents and capitalization on an unaudited pro forma basis to give effect to the pro forma adjustments included in Knife River Holding Company’s unaudited pro forma consolidated financial statements and notes thereto. The information below is not necessarily indicative of what Knife River Holding Company’s Cash and cash equivalents and capitalization would have been had the separation, distribution and related transactions been completed as of the year ended December 31, 2022. In addition, it is not indicative of Knife River Holding Company’s future capitalization. This table should be read in conjunction with the “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical and Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Material Indebtedness” sections of this information statement and Knife River Corporation’s audited consolidated financial statements and notes thereto included in the “Index to Financial Statements” of this information statement.
	As of December 31, 2022
	Historical	Pro Forma
	(In thousands, except share and per share amounts)
Assets
Cash and cash equivalents(1)	$10,090	$221,452
Liabilities
Debt, including current and long-term:
Long-term debt - current portion(1)	211	211
Related-party notes payable - current portion(1)	238,000	—
Long-term debt(1)	427	879,294
Related-party notes payable(1)	446,449	—
Total debt	$685,087	$879,505
Stockholder’s Equity
Historical Common stock, $10.00 par value: 80,000 shares authorized, issued and outstanding; Pro Forma Common stock, $0.01 par value: 1,000 shares authorized, issued and outstanding(2)	$800	$—
Other paid-in-capital(2)	549,106	549,906
Retained earnings	494,661	493,532
Parent stock held by subsidiary(3)	(3,626)	—
Treasury stock at cost(3)	—	(3,626)
Accumulated other comprehensive loss	(12,352)	(12,352)
Total stockholder’s equity	$1,028,589	$1,027,460
Total capitalization	$1,713,676	$1,906,965
1.
The pro forma figures reflect the expected incurrence of indebtedness by Knife River Holding Company in an aggregate principal amount of up to $700 million, consisting of some combination of term loans and other debt, issued in connection with the separation. The debt maturities are expected to range from five years to eight years with an estimated weighted average interest rate of approximately 7.4 percent. Total deferred debt issuance costs associated with such indebtedness are estimated to be $11,133 thousand, which will be amortized to Interest expense over the terms of the respective instruments and are reflected as a reduction to Long-term debt. It is expected that Knife River will use all or a portion of the net proceeds of such indebtedness to repay its outstanding indebtedness with Centennial of $238 million that is reflected as Related-party notes payable – current portion and $446,449 thousand reflected as Related-party notes payable on the historical audited consolidated balance sheet as of December 31, 2022.

The pro forma figures also reflect a 5-Year Revolving Credit Facility of $350 million that Knife River Holding Company expects to enter into in connection with the separation. As of the separation date, Knife River Holding Company expects to utilize $190 million of the facility, which is based on projected seasonal borrowing needs and fluctuates with the timing of the construction season and associated working capital needs. In addition, as of the separation date, Knife River Holding Company expects Cash and cash equivalents will be $50 million. The associated estimated debt issuance costs of $5,288 thousand are recorded to Investments and other and amortized to Interest expense over the term of the credit facility. Knife River Holding Company also expects to incur $1,005 thousand of fees based on the undrawn balance of the facility recorded to Interest expense. See “Management's Discussion and Analysis of Financial Conditions and Results of Operations - Liquidity and Capital Resources” and “Unaudited Pro Forma Consolidated Financial Statements” for additional details.
2.
Reflects the historical common stock with a par value of $10.00 of Knife River Corporation and the issuance of shares of Knife River Holding Company common stock with a par value of $0.01 per share on a pro forma basis pursuant to the separation and distribution agreement. Knife River Holding Company assumes the number of outstanding shares as of the distribution date shall be based on, among other things, (i) the number of shares of MDU Resources common stock outstanding as of the distribution date, and assumes a distribution of 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock to MDU Resources stockholders, on a pro rata basis, (ii) the distribution ratio and (iii) the hook stock exchange (as defined below). The actual number of shares issued will not be known until the record date for the distribution. Knife River Holding Company expects up to 19.9 percent of Knife River Holding Company's common stock to be owned by MDU Resources at the time of separation.

3.
Knife River Corporation, presented here as a subsidiary of Knife River Holding Company, historically held 538,921 shares of MDU Resources common stock, through a subsidiary. The historical shares are presented as Parent stock held by subsidiary. In connection with the separation, the subsidiary of Knife River Corporation will enter into an exchange agreement with MDU Resources to transfer, prior to the record date, the Parent stock held by subsidiary to MDU Resources in exchange for MDU Resources agreeing to transfer, on or before the distribution date, an amount, approximately equal in value, of Knife River Holding Company common stock to the subsidiary of Knife River Corporation (such transactions, the “hook stock exchange”). The Knife River Holding Company common stock is presented as Treasury stock for pro forma purposes.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
The following table presents the selected historical consolidated financial data for Knife River Corporation, as of and for each of the years in the three-year period ended December 31, 2022 and the selected unaudited pro forma consolidated financial data for Knife River Holding Company as of and for the year ended December 31, 2022. The selected pro forma consolidated data is presented assuming the completion of all of the transactions described in this information statement, including the separation. It is assumed that as of the dates disclosed in this section, Knife River Corporation was a subsidiary of Knife River Holding Company and Knife River Holding Company had no other assets, liabilities or operations.
The selected consolidated statement of income data for the years ended December 31, 2022, 2021 and 2020, and the selected consolidated balance sheet data as of December 31, 2022 and 2021, were derived from Knife River Corporation’s audited consolidated financial statements.
The selected unaudited pro forma consolidated financial data for the year ended December 31, 2022, has been derived from Knife River Holding Company’s unaudited pro forma consolidated financial statements included elsewhere in this information statement.
The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Statements,” and the historical audited consolidated financial statements and the notes thereto included in this information statement. The selected historical consolidated financial data reflects Knife River Corporation’s results as historically operated as a part of MDU Resources, and these results may not be indicative of its future performance as a stand-alone company following the separation and distribution.
	Pro Forma Year Ended December 31,	Historical Years Ended December 31,
	2022	2022	2021	2020
	(In thousands)
Results for Year:
Revenues	$2,534,729	$2,534,729	$2,228,930	$2,178,002
Gross profit	347,274	360,894	346,949	370,578
Net income	72,397	116,220	129,755	147,325
Other Data:
EBITDA	$278,278	$306,740	$293,406	$304,959
EBITDA margin	11.0%	12.1%	13.2%	14.0%
Adjusted EBITDA	$296,423	$313,413	$294,749	$304,290
Adjusted EBITDA margin	11.7%	12.4%	13.2%	14.0%
Balance Sheet Data:
Working capital	$527,845	$91,677	$185,429
Total assets	2,505,839	2,294,319	2,181,824
Total equity	1,027,460	1,028,589	952,844
Non-GAAP Financial Measures
The selected historical and pro forma consolidated financial data includes financial information prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”), as well as EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin financial measures on a historical and pro forma basis. Knife River Holding Company defines EBITDA as net income before interest expense, taxes and depreciation, depletion and amortization, and EBITDA margin as EBITDA as a percentage of revenues. Knife River Holding Company defines Adjusted EBITDA as EBITDA adjusted to exclude unrealized gains and losses on benefit plan investments, stock-based compensation and one-time separation costs and Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenues.
EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are considered non-GAAP financial measures. Knife River Holding Company believes these non-GAAP financial measures are useful to investors by providing meaningful information about operational efficiency compared to its peers by excluding the impacts of differences in tax jurisdictions and structures, debt levels and capital investment. Management believes Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of the Company’s operating performance by excluding stock-based compensation and unrealized gains and losses on benefit plan investments as they are considered non-cash and not part of the Company’s core operations. The Company also excludes the one-time, non-recurring costs associated with the separation of Knife River Holding Company from MDU Resources as those are not expected to continue. Rating agencies and investors will also use EBITDA and Adjusted EBITDA to calculate Knife River Holding Company’s leverage as a multiple of EBITDA and Adjusted EBITDA. Additionally, EBITDA and Adjusted EBITDA are important metrics for debt investors who utilize debt to EBITDA and debt to Adjusted EBITDA ratios. Knife River Holding Company’s management uses these non-GAAP financial measures in conjunction with GAAP results when evaluating its operating results internally and calculating compensation packages, and leverage as a multiple of EBITDA and Adjusted EBITDA to determine the appropriate method of funding operations of the Company. EBITDA is calculated by adding back income taxes, interest expense and depreciation, depletion and amortization expense to net income. EBITDA margin is calculated by dividing EBITDA by revenues. Adjusted EBITDA is calculated by adding back unrealized gains and losses on benefit plan investments, stock-based compensation and one-time separation costs, to EBITDA. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenues. These non-GAAP financial measures should not be considered as alternatives to, or more meaningful than, GAAP financial measures such as net income, and are intended to be helpful supplemental financial measures for investors’ understanding of Knife River Holding Company’s operating performance. Knife River Holding Company’s non-GAAP financial measures are not standardized; therefore, it may not be possible to compare these financial measures with other companies’ EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin measures having the same or similar names.
The following information reconciles net income to EBITDA and EBITDA to Adjusted EBITDA and provides the calculation of EBITDA margin and Adjusted EBITDA margin.
	Pro Forma Year Ended December 31,	Historical Years Ended December 31,
	2022	2022	2021	2020
	(In thousands)
Net income	$72,397	$116,220	$129,755	$147,325
Adjustments:
Income taxes	26,310	42,601	43,459	47,431
Depreciation, depletion and amortization	117,798	117,798	100,974	89,626
Interest	61,773	30,121	19,218	20,577
Consolidated EBITDA	$278,278	$306,740	$293,406	$304,959
Unrealized (gains) losses on benefit plan investments	4,029	4,029	(2,294)	(4,026)
Stock-based compensation expense	4,098	2,644	3,637	3,357
One-time separation costs	10,018	—	—	—
Adjusted EBITDA	$296,423	$313,413	$294,749	$304,290
Revenues	$2,534,729	$2,534,729	$2,228,930	$2,178,002
EBITDA margin	11.0%	12.1%	13.2%	14.0%
Adjusted EBITDA margin	11.7%	12.4%	13.2%	14.0%

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
This section discusses financial data of Knife River Holding Company, assuming the completion of all of the transactions described in this information statement, including the separation. It is assumed as of the dates disclosed in this section, that Knife River Corporation was a subsidiary of Knife River Holding Company and Knife River Holding Company had no other assets, liabilities or operations.
The following unaudited pro forma consolidated financial statements of Knife River Holding Company consist of the unaudited pro forma consolidated statement of income for the year ended December 31, 2022, and the unaudited pro forma consolidated balance sheet as of December 31, 2022 (collectively, the “Unaudited Pro Forma Consolidated Financial Statements”).
The Unaudited Pro Forma Consolidated Financial Statements reflect adjustments to Knife River Corporation’s historical audited consolidated statement of income for the year ended December 31, 2022, and Knife River Corporation’s historical audited consolidated balance sheet as of December 31, 2022. Knife River Holding Company’s unaudited pro forma consolidated statement of income gives effect to adjustments as if the separation had occurred on January 1, 2022. The unaudited pro forma consolidated balance sheet gives effect to adjustments as if the separation had occurred as of December 31, 2022, the latest balance sheet date.
The Unaudited Pro Forma Consolidated Financial Statements are subject to assumptions and adjustments, including those described in the accompanying notes. Knife River Holding Company’s management believes these assumptions and adjustments are reasonable under the circumstances given the information and estimates available at the time. However, these adjustments are subject to change as MDU Resources and Knife River Holding Company finalize the terms of the separation, including the separation and distribution agreement and related transaction agreements. The Unaudited Pro Forma Consolidated Financial Statements are presented for informational purposes only and do not purport to represent what Knife River Holding Company’s financial position and results of operations actually would have been had the separation occurred on the dates indicated, or to project Knife River Holding Company’s financial performance for any future period following the separation.
The Unaudited Pro Forma Consolidated Financial Statements include adjustments (collectively, the “Pro Forma Transactions”) to reflect the following:
•
The expected incurrence of indebtedness by Knife River Holding Company, in an aggregate principal amount of up to $1.05 billion, consisting of some combination of term loans and other debt, and $350 million of a 5-Year Revolving Credit Facility, of which $190 million is expected to be utilized at the time of the separation. Knife River Holding Company's expectation is that all or a portion of the net proceeds of such indebtedness will be used to repay debt owed to Centennial;

•
The distribution of 80.1 percent or more of Knife River Holding Company issued and outstanding common stock to MDU Resources' stockholders on a pro rata basis in connection with the separation. MDU Resources will retain up to 19.9 percent of the outstanding shares of Knife River Holding Company common stock following the distribution;

•	The one-time transaction expenses associated with the separation of Knife River Holding Company;
•	Incremental costs expected to be incurred as an autonomous entity and specifically related to the separation;
•	Management adjustments which consist of reasonably estimated transaction effects related to synergies and dis-synergies expected to occur; and
•
The impact of, and transactions contemplated by, the separation and distribution agreement, the transition services agreement, the employee matters agreement, the stockholder and registration rights agreement and other transaction agreements described under “Certain Relationships and Related Person Transactions.”

The Unaudited Pro Forma Consolidated Financial Statements were prepared in accordance with GAAP and in accordance with Article 11 of the Securities and Exchange Commission’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Final Rule became effective on January 1, 2021 and the Unaudited Pro Forma Consolidated Financial Statements herein are presented in accordance therewith.

Knife River Corporation’s historical audited consolidated financial statements, which were the basis for the Unaudited Pro Forma Consolidated Financial Statements, were prepared on a carve-out basis as it did not operate as a stand-alone entity for the period presented. Accordingly, such financial information reflects expense allocations for certain corporate functions provided by MDU Resources and Centennial, including, but not limited to certain general corporate expenses related to finance, legal, information technology, human resources, communications, procurement, tax, treasury, payroll, internal auditing and risk management. These expenses have been allocated to Knife River Corporation on the basis of direct usage when identifiable, with the remainder principally allocated on the basis of percent of total capital invested or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. See Note 2, “Basis of Presentation” and Note 19, “Related-Party Transactions” to the historical audited consolidated financial statements included elsewhere in this information statement for further information on the allocation of corporate costs. MDU Resources has also incurred separation-related transaction costs which are not reflected in the historical audited consolidated financial statements as the costs have all been borne by MDU Resources.
The Unaudited Pro Forma Consolidated Financial Statements have been prepared to include transaction accounting, autonomous entity and management adjustments to reflect the financial condition and results of operations as if Knife River Holding Company were a stand-alone entity in the period presented. Transaction accounting adjustments have been presented to show the impact and associated cost of the legal separation from MDU Resources, including the incurrence of indebtedness, transfer of additional employee benefit assets and liabilities, and reclassification of certain transactions historically included in related-party accounts. Autonomous entity adjustments have been presented to show the impact of items such as the transition services agreement and incremental costs expected to be incurred as an autonomous entity. In addition, management adjustments have been provided which management believes are necessary to enhance an understanding of the pro forma effects of the transaction. Actual post-separation costs incurred may differ from those included in the transaction accounting, autonomous entity and management adjustment estimates.
The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical audited consolidated financial statements and notes thereto. For factors that could cause actual results to differ materially from those presented in the Unaudited Pro Forma Consolidated Financial Statements, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

Knife River Holding Company
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2022
	Historical (Note 1)	Transaction Accounting Adjustments (Note 2)		Autonomous Entity Adjustments (Note 3)		Pro Forma
	(In thousands, except per share amounts)
Revenue:
Construction materials	$1,347,008	$—		$—		$1,347,008
Contracting services	1,187,721	—		—		1,187,721
Total revenue	2,534,729	—		—		2,534,729
Cost of revenue:
Construction materials	1,086,193	—		10,750	(K)	1,096,943
Contracting services	1,087,642	—		2,870	(K)	1,090,512
Total cost of revenue	2,173,835	—		13,620		2,187,455
Gross profit	360,894	—		(13,620)		347,274

Selling, general and administrative expenses	166,599	747	(C)	15,379	(J),(K),(L)	182,725
Operating income	194,295	(747)		(28,999)		164,549
Interest expense	30,121	31,652	(B)	—		61,773
Other (expense) income	(5,353)	—		1,284	(J)	(4,069)
Income before income taxes	158,821	(32,399)		(27,715)		98,707
Income taxes	42,601	(8,780)	(E)	(7,511)	(M)	26,310
Net income	$116,220	$(23,619)		$(20,204)		$72,397

Unaudited Pro Forma Earnings Per Share
Basic	$116,220.00				(H)	$—
Diluted	$116,220.00				(I)	$—
Average number of shares used in calculating Unaudited Pro Forma Earnings Per Share:
Basic	1				(H)	—
Diluted	1				(I)	—
See accompanying notes to unaudited pro forma consolidated financial statements.

Knife River Holding Company
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of December 31, 2022
	Historical (Note 1)	Transaction Accounting Adjustments (Note 2)		Autonomous Entity Adjustments (Note 3)		Pro Forma
	(In thousands, except share and share amounts)
Assets:
Current assets:
Cash and cash equivalents	$10,090	$189,130	(A)	$22,232	(K)	$221,452
Receivables, net	210,157	9,972	(D)	—		220,129
Costs and estimated earnings in excess of billings on uncompleted contracts	31,145	—		—		31,145
Due from related-party	16,050	(9,972)	(D)	(6,078)	(K)	—
Inventories	323,277	—		—		323,277
Prepayments and other current assets	17,848	—		—		17,848
Total current assets	$608,567	$189,130		$16,154		$813,851

Noncurrent assets
Net property, plant, and equipment	$1,315,213	$—		$—		$1,315,213
Goodwill	274,540	—		—		274,540
Other intangible assets, net	13,430	—		—		13,430
Operating lease right-of-use assets	45,873	—		—		45,873
Investments and other	36,696	6,236	(A),(C)	—		42,932
Total noncurrent assets	1,685,752	6,236		—		1,691,988
Total assets	$2,294,319	$195,366		$16,154		$2,505,839

Liabilities and Stockholder’s Equity:
Current liabilities:
Long-term debt - current portion	$211	$—		$—		$211
Related-party notes payable - current portion	238,000	(238,000)	(A)	—		—
Accounts payable	87,370	16,209	(D)	—		103,579
Billings in excess of costs and estimated earnings on uncompleted contracts	39,843	—		—		39,843
Accrued compensation	29,192	—		—		29,192
Due to related-party	20,286	(20,286)	(D)	—		—
Current operating lease liabilities	13,210	—		—		13,210
Other accrued liabilities	88,778	4,983	(C), (D)	6,210	(K)	99,971
Total current liabilities	$516,890	$(237,094)		$6,210		$286,006
Noncurrent Liabilities
Long-term debt	$427	$878,867	(A)	$—		$879,294
Related-party notes payable	446,449	(446,449)	(A)	—		—
Deferred income taxes	175,804	—		—		175,804
Noncurrent operating lease liabilities	32,663	—		—		32,663
Other	93,497	1,171	(C)	9,944	(K)	104,612
Total liabilities	$1,265,730	$196,495		$16,154		$1,478,379
Commitments and contingencies
Stockholder’s equity:
Common stock, $10 par value; 80,000 shares authorized, issued and outstanding	$—	$—		$—		$—
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—	(F)	—		—
Other paid-in capital	549,906	—	(F)	—		549,906
Retained earnings	494,661	(1,129)	(C)	—		493,532
Parent stock held by subsidiary	(3,626)	3,626	(G)	—		—
Treasury stock at cost - [ ] shares	—	(3,626)	(G)	—		(3,626)
Accumulated other comprehensive loss	(12,352)	—		—		(12,352)
Total stockholder’s equity	$1,028,589	$(1,129)		$—		$1,027,460
Total liabilities and stockholder’s equity	$2,294,319	$195,366		$16,154		$2,505,839
See accompanying notes to unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Basis of Presentation
The historical consolidated financial information included in these Unaudited Pro Forma Consolidated Financial Statements is comprised of the consolidated accounts of Knife River Holding Company and its wholly owned subsidiary, Knife River Corporation. Knife River Corporation's 80,000 issued and outstanding shares of common stock with a $10 par value and aggregate value of $800 thousand reflected in the historical audited consolidated financial statements contained elsewhere in this information statement are recorded to Other paid-in capital and eliminated in consolidation with Knife River Holding Company. The balance of Knife River Holding Company’s $549,106 thousand investment in Knife River Corporation has no net impact and is also represented in Other paid-in capital.
Note 2 – Transaction Accounting Adjustments:
The unaudited pro forma consolidated balance sheet as of December 31, 2022, and the unaudited pro forma consolidated statement of income for the year ended December 31, 2022, include the following transaction accounting adjustments:
A.
Reflects the expected incurrence of indebtedness by Knife River Holding Company in an aggregate principal amount of $700 million, consisting of some combination of term loans and other debt, issued in connection with the separation. The debt maturities are expected to range from five years to eight years with an estimated weighted average interest rate of approximately 7.4 percent. Total deferred debt issuance costs associated with such indebtedness are estimated to be $11,133 thousand, which will be amortized to Interest expense over the terms of the respective instruments and are reflected as a reduction to Long-term debt. It is expected that Knife River will use all or a portion of the net proceeds of such indebtedness to repay its outstanding indebtedness with Centennial of $238 million that is reflected as Related-party notes payable – current portion and $446,449 thousand reflected as Related-party notes payable on the historical audited consolidated balance sheet as of December 31, 2022.

This adjustment also includes a 5-Year Revolving Credit Facility of $350 million that Knife River Holding Company expects to enter into in connection with the separation. As of the separation date, Knife River Holding Company expects to utilize $190 million of the facility which is based on projected seasonal borrowing needs and fluctuates with the timing of the construction season and associated working capital needs. In addition, as of the separation date, Knife River Holding Company expects Cash and cash equivalents will be $50 million. The associated estimated debt issuance costs of $5,288 thousand are recorded to Investments and other and amortized to Interest expense over the term of the credit facility. Knife River Holding Company also expects to incur $1,005 thousand of fees based on the undrawn balance of the facility recorded to Interest expense. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Liquidity and Capital Resources” for additional details.
B.
Reflects the addition of estimated interest expense and amortization of deferred debt issuance costs related to the debt issuances described in note (A) above and the estimated interest expense and deferred debt issuance cost impact of the settlement of indebtedness with Centennial. Interest expense associated with the term loans and other debt was calculated assuming constant debt levels throughout the period. Interest expense associated with the revolving credit facility was calculated using management's best estimate of seasonal utilization needs throughout the period. Interest expense associated with the settlement of indebtedness with Centennial was calculated based on historical interest expense incurred for the year ended December 31, 2022. A 0.125 percentage point change to the annual interest rate on the new indebtedness would change interest expense by approximately $477 thousand for the year ended December 31, 2022. Refer to the below table for further details on specific adjustments:

Year ended December 31, 2022
(In thousands)
Interest expense on new debt	$57,781
Amortization of deferred debt issuance costs on new debt	2,789
Expense on undrawn revolving credit facility balance	1,005
Less interest expense on Centennial debt	29,440

Year ended December 31, 2022
(In thousands)
Less amortization of deferred debt costs on Centennial debt	483
Total interest expense	$31,652
C
Reflects $948 thousand in Investments and other, $906 thousand in Other accrued liabilities and $1,171 thousand in Noncurrent liabilities - other with respect to additional employee-related obligations and associated assets of active employees expected to be transferred from MDU Resources to Knife River Holding Company prior to separation. These assets and liabilities primarily relate to vacation accruals, the Supplemental Income Security Plan (SISP), Deferred Compensation Plan, Nonqualified Defined Contribution Plan and Retiree Reimbursement Account. The amounts in this adjustment are incremental to the assets and liabilities included in the historical audited consolidated balance sheet as they relate to employees who were not Knife River employees or the associated assets or liabilities were not attributed ratably to Knife River. Expenses associated with the active employees who will be transferred from MDU Resources to Knife River Holding Company were estimated to be $747 thousand, and are recorded in Selling, general and administrative expenses for the year ended December 31, 2022.

D.
Reflects the reclassification of certain transactions historically included in related-party accounts to the appropriate third-party accounts based on the nature of the transaction, as of December 31, 2022.

Year ended December 31, 2022
(In thousands)
Related-party Accounts
Due from related-party	$(9,972)
Due to related-party	(20,286)
Total	$(30,258)

Third-party Accounts
Receivables, net	$9,972
Accounts payable	16,209
Other accrued liabilities	4,077
Total	$30,258
E.
Reflects the income tax impact of the transaction pro forma adjustments for the year ended December 31, 2022. This adjustment was calculated by applying the statutory federal income tax rate of 21.0% and state income tax rate of 6.1% to each of the pre-tax pro forma adjustments. The applicable tax rates could be impacted (either higher or lower) depending on certain factors subsequent to the separation including the legal entity structure implemented and may be materially different from the pro forma results. The estimated pro forma tax reduction is $8,780 thousand for the year ended December 31, 2022.

F.
Reflects the issuance of shares of Knife River Holding Company common stock with a par value of $0.01 per share on a pro forma basis pursuant to the separation and distribution agreement. Knife River Holding Company has assumed the number of outstanding shares as of the distribution date shall be based on, among other things, (i) the number of shares of MDU Resources common stock outstanding as of the distribution date, and assumes a distribution of 80.1 percent or more of the outstanding shares of Knife River Holding Company common stock to MDU Resources stockholders, on a pro rata basis, (ii) the distribution ratio and (iii) the hook stock exchange. The actual number of shares issued will not be known until the record date for the distribution. Knife River Holding Company expects up to 19.9 percent of Knife River Holding Company's common stock to be owned by MDU Resources at the time of separation.

G.
Knife River Corporation, presented here as a subsidiary of Knife River Holding Company, has historically held 538,921 shares of MDU Resources common stock, through a subsidiary. The historical shares are presented as Parent stock held by subsidiary. In connection with the separation, the subsidiary of Knife River Corporation will enter into an exchange agreement with MDU Resources to transfer, prior to the record date, the Parent stock held by subsidiary to MDU Resources in exchange for MDU Resources agreeing to transfer, on or before the distribution date, an amount, approximately equal in value, of Knife River Holding Company common stock to the subsidiary of Knife River Corporation. The Knife River Holding Company common stock is presented as Treasury stock for pro forma purposes.
H.
The weighted-average number of shares used to compute pro forma basic earnings per share for the year ended December 31, 2022, is [  ], on the basis of [  ] shares of Knife River Holding Company’s common stock for every [  ] shares of MDU Resources common stock outstanding as of December 31, 2022, and the 19.9 percent interest in the outstanding shares of Knife River Holding Company’s common stock that Knife River Holding Company expects will be owned by MDU Resources at the time of separation.

I.
The weighted-average number of shares used to compute pro forma diluted earnings per share for year ended December 31, 2022, is [  ], which represents the number of shares expected to be outstanding in connection with the separation. The actual dilutive effect following the completion of the separation will depend on various factors, including employees who may change employment between MDU Resources and Knife River Holding Company and the impact of MDU Resources and Knife River Holding Company equity-based compensation agreements. At this time, management cannot estimate the dilutive effects.

Note 3 – Autonomous Entity Adjustments:
The unaudited pro forma consolidated balance sheet as of December 31, 2022, and the unaudited pro forma consolidated statement of income for the year ended December 31, 2022, include the following autonomous entity adjustments:
J.
Reflects the effect of transition services agreements and associated reverse transition services agreements Knife River Holding Company intends to enter into with MDU Resources over a twelve month period following the separation. Knife River Holding Company will incur incremental expenses and income above the previous allocation of MDU Resources corporate costs related to financial reporting, tax, legal, risk management, human resources, information technology and other general and administrative functions. The adjustment related to services to be provided to Knife River Holding Company by MDU Resources of $6,082 thousand is recorded in Selling, general and administrative expenses and income related to services provided to MDU Resources by Knife River Holding Company of $1,284 thousand is recorded in Other (expense) income for the year ended December 31, 2022. However, actual incremental costs that will be incurred will depend on the results of contractual negotiations with MDU Resources, the ability to execute on proposed separation plans and the continuing assessment of resource needs for Knife River Holding Company to operate as a stand-alone company.

K.
Reflects the establishment of new insurance coverage of certain liabilities, including but not limited to certain workers' compensation, auto liability, and general liability insurance through the creation of a new captive insurance entity as a stand-alone business that will become a subsidiary of Knife River Holding Company. The newly formed captive insurance entity will receive certain assets and liabilities to cover the actuarial estimated costs of known and unknown insured casualty claims of Knife River Holding Company. InterSource Insurance Company, a subsidiary of MDU Resources, will transfer $22,232 thousand of Cash and cash equivalents and liabilities of $6,210 thousand and $9,944 thousand recorded in Other accrued liabilities and Noncurrent liabilities - other, respectively. Knife River Holding Company will also concurrently settle $6,078 thousand of Due from related-party balances related to insurance reserves historically established by InterSource Insurance Company for which Knife River Holding Company was identified as the primary obligor.

Recurring and ongoing expenses associated with the new insurance coverage, including but not limited to workers' compensation, auto liability, general liability, pollution liability, and directors and officers insurance, consist of $2,174 thousand recorded in Selling, general and administrative expenses, $6,952 thousand recorded in Cost of revenue - construction materials, and $1,856 thousand recorded in Cost of revenue - contracting services for the year ended December 31, 2022. One-time expenses to purchase tail coverage for auto and general liability claims that are made post spinoff but occur pre-spinoff of $2,788 thousand recorded in Selling, general and administrative expenses, $3,798 thousand recorded in Cost of revenue - construction materials and $1,014 thousand recorded in Cost of revenue - contracting services for the year ended December 31, 2022. Actual insurance coverage expenses may differ based on future insurance claims, potential changes in the insurance marketplace, and any unanticipated changes in coverage.
L.
Reflects $4,335 thousand in Selling, general and administrative expenses for the year ended December 31, 2022 related to the net impact of new compensation agreements for the establishment of the Knife River Holding Company's executive management team. This adjustment primarily relates to costs for increases in salaries, bonuses and stock-based compensation.

M.
Reflects the income tax impact of the autonomous entity pro forma adjustments for the year ended December 31, 2022. This adjustment was primarily calculated by applying the statutory federal income tax rate of 21.0% and state income tax rate of 6.1% to each of the pre-tax pro forma adjustments. The applicable tax rates could be impacted (either higher or lower) depending on certain factors subsequent to the separation including the legal entity structure implemented and may be materially different from the pro forma results. The estimated pro forma tax reduction is $7,511 thousand for the year ended December 31, 2022.

Note 4 – Management’s Adjustments
Management has elected to present management adjustments to the pro forma financial information and included all adjustments necessary for a fair statement of such information. As part of MDU Resources, Knife River Holding Company benefits from certain functions performed by MDU Resources, such as financial reporting, tax, legal, human resources, information technology and other general and administrative functions. Following the separation and distribution, MDU Resources will not perform these functions for Knife River Holding Company, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, as described in note (J) and, because of the smaller scale as a stand-alone company, Knife River Holding Company’s cost of performing such functions are estimated to be higher than the amounts reflected in its historical financial statements.
As a stand-alone public company, we expect to incur certain costs resulting from:
•
one-time and non-recurring expenses associated with separation and stand-up functions required to operate as a stand-alone public entity. These non-recurring costs primarily relate to credit rating agency fees, third-party consulting services for captive insurance structuring, new employee benefit plans, and new software; and

•
recurring and ongoing costs required to operate new functions as a public company such as governance and listing costs, continuing stock and rating agency fees, fees associated with proxy and other public company disclosures and information technology costs.

Management expects to incur these costs beginning at separation through a period of primarily six to twelve months post separation. Additional information technology costs are expected to be incurred after the twelve-month period post separation and the term of the transition services agreement.
Management also identified anticipated synergies in the form of cost savings of $4,236 thousand (all of which were recurring savings) related to certain expenses previously allocated from MDU Resources that will no longer be incurred as a stand-alone company. Following the separation, Knife River Holding Company does not expect to incur costs related to the use of, and ongoing depreciation associated with, the corporate aircraft, the MDU Resources corporate headquarters building, and other information technology related assets.
Operating as a separate stand-alone company, management anticipates dis-synergies in the form of higher costs for the above noted one-time and recurring functions. Management estimated that Knife River Holding Company would have dis-synergies of approximately $11,314 thousand (including one-time costs of $2,259 thousand as well as recurring costs of $9,055 thousand for the year ended December 31, 2022). Management also anticipates dis-synergies of $2,380 thousand associated with information technology costs beyond the year ended December 31, 2022.
Management estimated these synergies and dis-synergies by using the MDU Resources 2023 corporate budget as a baseline and conducting an incremental assessment for each corporate functional area (financial reporting, tax, legal, risk management, human resources, information technology and other general and administrative functions) and an employee-level census to identify all incremental resources and associated costs, including systems and third-party contracts as noted above, required for Knife River Holding Company to operate as a stand-alone public company. This assessment was performed consistently across all departments and consisted of department leads identifying the frequency, length, and the sourcing model (insource, third-party, etc.) needed for the business on an ongoing basis. The employee-level census involved the analysis of employee compensation, benefits and other non-salary related costs based on the number of employees that would be needed to provide corporate services at Knife River Holding Company after the separation. As a result of this assessment, management identified both incremental needs to those which are included in the historical financial statements and covered by the transition services agreement as well as new needs not previously incurred.
The additional synergies and dis-synergies have been estimated based on assumptions that management believes are reasonable. However, actual additional costs that will be incurred and cost savings could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third-party vendors, ability to execute on proposed separation plans, and strategic decisions made in areas such as human resources, insurance and information technology. In addition, adverse effects and limitations including those discussed in the section entitled “Risk Factors” to this information statement may impact actual costs incurred. If Knife River Holding Company decides to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of its future decisions and have not been included in the management adjustments below.
These management adjustments include forward-looking information that is subject to the safe harbor protections of the Exchange Act. The tax effect has been determined by applying the statutory federal and state income tax rate to the aforementioned adjustments.
For the year ended December 31, 2022
	Net income (loss)	Basic earnings per share	Diluted earnings per share
	(in thousands except share and per share amounts)
Unaudited pro forma consolidated net income*	$72,397	$—	$—
Management adjustments
Synergies	4,236
Dis-synergies	(11,314)
Tax effect	1,918
Unaudited pro forma consolidated net income after management adjustments	$67,237	$—	$—
Weighted-average common shares outstanding - basic	—
Weighted-average common shares outstanding - diluted	—
*	As shown in the Unaudited Pro Forma Consolidated Statement of Income

BUSINESS
This section discusses Knife River Holding Company’s business, assuming the completion of all of the transactions described in this information statement, including the separation. References to “Knife River,” “we,” “us,” “our” and the “Company” refer to Knife River Corporation and its subsidiaries, which are to be held by Knife River Holding Company.
Overview
Knife River is a leading aggregates-based construction materials and contracting services provider in the U.S. The Company’s 1.1 billion tons of aggregate reserves provide the foundation for a vertically integrated business strategy with approximately 40% of its aggregates being used internally to support value-added downstream products (ready-mix concrete and asphalt) and contracting services (heavy-civil construction, asphalt paving, concrete construction, site development and grading services). Knife River is strategically focused on being the provider of choice in mid-size, high-growth markets. The Company is committed to continued growth and to delivering for its stakeholders—customers, communities, employees and stockholders—by executing on its four core values: People, Safety, Quality and the Environment.
Knife River’s operations are conducted in six operating segments: Pacific, Northwest, Mountain, North Central, South and Energy Services. The Company’s reportable segments are: Pacific, Northwest, Mountain and North Central, with South and Energy Services included in All Other.

Northwest
Mountain
North Central
Pacific
All Other
HQ
Aggregate site (188 active sites)
Ready-Mix plant (101 total plants)
Asphalt plant (56 total plants)

Through its network of 188 active aggregate sites, 101 ready-mix plants and 56 asphalt plants, Knife River supplies construction materials and contracting services to customers in 14 states. Its construction materials are sold to public and private-sector customers, including federal, state and municipal governments, as well as industrial, commercial and residential developers and other private parties. Knife River’s contracting services are primarily provided to public-sector customers for the development and servicing of highways, local roads, bridges and other public-infrastructure projects.
Knife River has broad access to high-quality aggregates in most of its markets, which forms the foundation of its vertically integrated business model. The Company shares resources, including plants, equipment and people, across its various locations to maximize efficiency, and it transports its products by truck, rail and barge to complete the vertical value chain, depending on the particular market. Knife River’s strategically located aggregate sites, ready-mix plants and asphalt plants, along with its fleet of ready-mix and dump trucks, enable the Company to better serve its customers. Knife River believes its integrated and expansive business model is a strong competitive advantage that provides scale, efficiency and operational excellence for the benefit of customers, stockholders and the broader communities that it serves.
Business Segments
Knife River operates through six operating segments: Pacific, Northwest, Mountain, North Central, South and Energy Services. These segments are used to determine the Company’s reportable segments and are based on the Company’s method of internal reporting and management of the business. The segments are determined based on how Knife River organizes and manages the business and are aligned by key geographic regions due to the production of construction materials and related contracting services following the seasonal nature of the construction industry. The Company’s reportable segments are: Pacific, Northwest, Mountain and North Central, with South and Energy Services included in All Other with its corporate services. Each segment offers a vertically integrated suite of products and services, including aggregates, ready-mix concrete, asphalt, and contracting services. During the year ended December 31, 2022, revenue mix by segment was: 26% in North Central, 23% in Northwest, 21% in Mountain, 18% in Pacific and 12% in All Other.
Additional details about each of the segments and the All Other category as of December 31, 2022, is as follows:
	Pacific	Northwest	Mountain	North Central	All Other	Consolidated Knife River
States of Operation	Alaska, California and Hawaii	Oregon and Washington	Idaho, Montana and Wyoming	Iowa, Minnesota, North Dakota and South Dakota	Iowa, Nebraska, South Dakota, Texas and Wyoming
Aggregate Reserves (tons)	165.2 million	506.9 million	222.0 million	133.4 million	78.5 million	1.1 billion
Properties:
Aggregate Sites*	17	51	36	81	6	191
Ready-Mix Plants	18	24	17	36	6	101
Asphalt Plants	4	13	19	18	2	56
Revenue	$568.3 million	$704.4 million	$652.0 million	$809.9 million	$394.0 million	$3.1 billion
Revenue Composition:
Construction Materials	77%	63%	43%	56%	82%	62%
Contracting Services	23%	37%	57%	44%	18%	38%
Public-Sector Services	63%	66%	68%	96%	99%	77%
Private-Sector Services	37%	34%	32%	4%	1%	23%
3 Year Revenue Compound Annual Growth Rate**	0.79%	12.44%	7.14%	2.86%	0.52%	4.98%
*	Includes 188 active sites and three that are classified as exploration stage properties.
**	Includes the effects of recent acquisitions.
End Markets
Public-Sector Customers. The Company’s public-sector customers include federal, state and municipal governments for various projects, such as highways, bridges, airports, schools, public buildings and other public-infrastructure projects. Knife River believes public-sector funding is subject to fewer fluctuations in spending, as government funding tends to be less correlated with economic cycles and more reliant on approvals of government appropriation bills toward infrastructure initiatives. Some of these initiatives include the American Rescue Plan Act, which provides $1.9 trillion in COVID-19 relief funding for states, schools and local governments, including, in some cases, the funding of infrastructure projects, and the Infrastructure Investment and Jobs Act, which provides approximately $650 billion of funding reauthorizations for the department of transportation’s surface transportation programs and $550 billion of new infrastructure spending dollars, approximately $350 billion of which is specific to roads and bridges. While the allocation of new infrastructure spending dollars was significant, the reauthorization of the federal Department of Transportation through the Infrastructure Investment and Jobs Act was equally meaningful, as it provided clarity for states that federal cost sharing would persist at least until 2026. Based on this recent wave of government funding and the current state of America’s infrastructure, which received a “C-” assessment from the American Society of Civil Engineers in 2021, Knife River believes there are strong public-market factors favorably affecting the outlook in this end market.
Private-Sector Customers. Knife River’s private-sector customers include both residential and nonresidential construction applications. Unlike public-sector customers, spending by private-sector customers is more dependent on both local and national economic cycles. Knife River leverages its diverse geographic footprint to partially offset volatility originating from single local economies, and has the flexibility to reallocate resources from markets experiencing a downturn to markets that may be experiencing an economic upswing.
Residential construction typically includes single-family homes and multi-family units, such as apartments and condominiums. Demand for residential construction is influenced primarily by population growth, employment prospects and mortgage interest rates. While growth rates vary across the U.S., overall residential construction demand has increased in recent years, accelerated by migration trends during the COVID-19 pandemic towards rural and suburban markets, notably in Idaho, Montana, Oregon and Texas.
Alternatively, nonresidential construction includes all privately financed construction other than residential structures, such as data centers, warehouses, office buildings, factories, shopping malls, restaurants and other commercial structures. Nonresidential construction tends to lag residential activity and is mostly driven by population and economic growth trends and activity levels. Residential and nonresidential private construction are not major sources of revenue for all of Knife River’s segments, but they are important markets for the materials side of the business. In addition to providing aggregates to these end markets, the majority of Knife River’s downstream ready-mix volumes go into private-sector projects.
Strengths
(1)	Leading vertically integrated, aggregates-based construction materials and contracting provider.
Knife River is one of the largest aggregates-based construction materials and contracting services providers in the U.S. The Company is recognized as a Top 10 aggregate producer and the fifth-largest sand and gravel producer in the country, per the United States Geological Survey. With its size and scale, Knife River operates a vertically integrated business model and serves its customers across the value chain, from raw materials to finished goods to contracting services. Knife River mines aggregates from its 1.1 billion tons of permitted aggregate reserves and processes them into various outputs, including ready-mix concrete and asphalt through its ready-mix and asphalt plants. Knife River then delivers products to its customers’ sites and offers contracting services downstream from the products it supplies.
Knife River believes its comprehensive and integrated platform provides several key benefits. First, its vertically integrated operating model provides efficiencies that lead to reduced costs and other benefits for customers. Second, Knife River has direct access to a supply of raw materials, such as aggregates, that are integrated into products that customers need, enabling Knife River to serve as a reliable source of such construction materials. Third, the Company has an internal fleet of approximately 2,200 haul trucks, as well as 12 barges and proximity to a network of trains in certain areas, to deliver its products to its customers in an efficient and timely manner. These varied transportation capabilities serve as a central part of Knife River’s value proposition.
(2)	Attractive geographic footprint across the western U.S. with exposure to areas demonstrating above-average growth.
Since Knife River’s move into construction materials and contracting in 1992, it has strategically expanded to 14 states, with a focus on being a leading construction materials provider in mid-sized, high-growth markets, including Idaho, Texas, North Dakota and Washington, which are four of the seven fastest-growing states according to the most recent data from the U.S. Census Bureau.
In each of the segments where Knife River operates, its markets are supported by long-term economic drivers, which allow the Company to benefit from the population growth and economic build-out those drivers create. Knife River’s geographic diversity helps insulate it from temporary downturns in any one region’s economy and provides flexibility to shift resources to the areas where it is getting the best returns. Knife River continually looks for growth opportunities in each segment, with a strategic focus on aggregates.
(3)	Diverse public and private customer base.
Knife River has a diverse customer base across both public and private sectors. On the public side, Knife River has extensive experience with federal, state and municipal government agencies, as well as other government customers. In the year ended December 31, 2022, 8 of Knife River’s top 15 contracting services customers were state-level departments of transportation. Knife River has a good reputation with the departments of transportation and permitting agencies, and the Company is a trusted partner in collaborating with engineers and other public employees on performing work safely, on time and on budget. On the private side, Knife River provides its products and expertise to a broad spectrum of customers across industrial, commercial and residential developers and other private parties. Typically, this includes projects and customers such as large data centers, warehouses and general contractors specializing in commercial buildings and residential developments.
Knife River also provides construction materials and contracting services to customers with specialized needs. For example, the Company operates a specialty prestress concrete construction business in its Northwest segment, which manufactures several products, including beams for bridges and wall panels for multi-family residential buildings. Knife River also has become a ready-mix concrete provider of choice for data centers because of its ability to meet certain exacting specifications. Also, the Company’s Energy Services business provides high-performance modified liquid asphalt, as well as cationic and anionic asphalt emulsions, for use in paving projects. Each of these products and services requires highly trained experts to complete tasks with detailed specifications in a safe and controlled environment for its customers.
(4)	Large exposure to public-sector customers, providing recession resiliency amidst soft macro environment.
Knife River provides public-infrastructure solutions, such as highways, streets, bridges and airport runway projects. These public projects tend to remain steady over time, largely unaffected by economic cycles, and instead depend on government funding, which bolsters Knife River’s resiliency during recessionary periods. Knife River’s contracting services revenue as of December 31, 2022, was 77% public and 23% private. In addition to their pre-existing funding mechanisms, 11 of the 14 states where Knife River operates have recently implemented new, enhanced or incremental funding sources for public projects, including the following:
•	California. The Road Repair and Accountability Act (passed in 2017) invests $54 billion over 10 years in public infrastructure.
•	Oregon. The Keep Oregon Moving transportation funding package (passed in 2017) raises $5.3 billion over 10 years.
•	Texas. The Unified Transportation Program (passed in 2022) advances $85 billion in transportation funding over 10 years.
•	Washington. Move Ahead Washington (passed in 2022) provides $3 billion for public transportation over the next 16 years.
•	Idaho. The Leading Idaho funding bill (passed in 2022) directs $400 million to road and bridge maintenance.
Knife River believes it is well-positioned to benefit from its greater involvement in public sector versus private-sector infrastructure contracting services projects.
(5)	Strong backlog and robust pipeline of projects across public and private infrastructure end markets.
As of December 31, 2022, Knife River had a backlog of $935 million, nearly all of which related to outstanding obligations for contracting services. The contracting services backlog at December 31, 2022, was comprised of 79% public and 21% private work. A majority of Knife River’s contracting services projects have a contract value of less than $5 million and a contract duration of less than 12 months. Based on its track record, Knife River expects future revenues from infrastructure-related contracting services to be robust. Select examples of Knife River’s various projects in the public and private construction space include:

•	Hill County FM Road 308. Knife River removed and replaced three bridge structures and widened the roadway at each structure near Malone, Texas, for the Texas Department of Transportation.
•	Heimann Cancer Center. Knife River provided ready-mix concrete for three-foot-thick walls and a three-foot- thick roof in Medford, Oregon, for ASANTE Rogue Regional Medical Center.
•
Confidential Data Centers. Knife River is providing precast design, drafting, fabrication and installation of precast concrete wall panels at multiple data and fulfillment centers throughout the Northwest.

•	Missoula International Airport. Knife River was the general contractor for a new airport terminal site, access road and apron expansion in Missoula, Montana.
•
Sanford Sports Complex. Knife River performed the site preparation and grading for 18 synthetic-turf sports fields in Sioux Falls, South Dakota. It also prepared and paved accompanying parking lots at the facility.

•	Butte County Skyway Rehabilitation. Knife River placed 100,000 tons of asphalt to rehabilitate roadway damaged during the Camp Fire near the town of Paradise, California.
These and many other projects have been meaningful in showcasing Knife River’s expert workmanship and quality, thereby solidifying Knife River as an established leader in contracting services.
(6)	Resilient financial profile with robust free cash flows.
Knife River continues to generate strong revenues, EBITDA, Adjusted EBITDA and free cash flows that it has historically used for targeted organic growth opportunities, strategic acquisitions, capital expenditures, debt repayment and dividend payments to Parent. Following the separation, Knife River expects to have enhanced flexibility to deploy capital toward its specific growth opportunities, capital expenditures, debt repayment and potential dividends, and in a downturn, Knife River has the flexibility to limit its capital spend to ensure responsible management of capital towards the existing business. For a discussion and reconciliation of EBITDA and Adjusted EBITDA, see the section entitled “Non-GAAP Financial Measures.”
(7)	Proven track record of growth through acquisition and highly effective integration playbook, driving both organic and inorganic growth.
Knife River’s current geographic and asset footprint is the result of a deliberate acquisition growth strategy, which began in 1992 following Knife River’s first aggregate company acquisition. Since then, Knife River has completed over 80 acquisitions, built a vertically integrated business model starting from aggregates through contracting services, broadened its scope primarily into asphalt and ready-mix concrete products, and refined its value proposition through the offering of value-adding products and services such as cement, liquid asphalt and prestress concrete.
Knife River’s acquisition strategy has led to the refinement of a highly effective integration playbook, driving both organic and inorganic growth. EBITDA and Adjusted EBITDA have been driven by strong organic growth and margin expansion, supported by contributions from acquisitions. As Knife River continues to grow through acquisitions, it is able to continue achieving greater scale and synergies. Its centralized and scalable technology platform allows for integration of new companies into its efficient, vertically integrated internal processing network for fleet management, scaling, batching, financial, and operational reporting programs and other software. Knife River is actively pursuing additional acquisition opportunities, with a focus on adding high-quality materials to reserves, improving vertical integration advantage and extending geographic reach.
Knife River is focused on increasing its market share and improving margins by acquiring businesses in high-margin markets that are centered on specialized products. For example, Knife River recently expanded its prestressed concrete product line by acquiring Spokane Valley operations in 2020. Due to the complexity and expertise required in prestress concrete production, this product line averages higher margins than those of aggregates and ready-mix concrete. Through this acquisition, Knife River effectively doubled the size of its prestress operations, improved its ability to meet tighter schedules, gained access to new territories and attained synergy opportunities to further boost margins.
In recent years, Knife River has expanded its presence in both the Northwest and North Central segments, specifically in Oregon and South Dakota, each of which includes rapidly growing markets with strong construction demand. In 2021, Knife River acquired three companies based in Oregon, including Baker Rock Resources, an aggregate and asphalt supplier, and Oregon Mainline Paving, a portable asphalt paving company. These acquisitions added approximately 80 million tons of aggregate reserves to Knife River’s Northwest segment, as well as two stationary asphalt plants, two portable asphalt plants and 212 employees. In 2018, Knife River acquired Sweetman Const. Co. in Sioux Falls, South Dakota, adding 55 million tons of aggregate reserves to the North Central segment, along with seven ready-mix plants, three asphalt plants and 260 employees.
(8)	Best-in-class management team with a long history of operating success and integration.
Knife River’s senior management team has extensive experience, with an average of 26 years in the industry spanning several business cycles. The management team’s strategic decision to acquire and develop into a vertically integrated construction materials and contracting services business has been valuable in winning new customers and maintaining longstanding customer relationships. Furthermore, the team’s decision to enter select geographies has proven to be important to the sustained growth of the business over several decades.
Core to its operating success, management takes a conservative approach with respect to the balance sheet, focusing on maintaining prudent levels of leverage and liquidity through the business cycle. When financing organic and inorganic growth opportunities, management considers the appropriate mix of debt and equity funding to protect the balance sheet from potential downturns in construction activity. The disciplined financial policy and conservative capital structure enables Knife River to continue to efficiently execute its growth strategy, even during challenging economic environments. Furthermore, management also shares responsibilities across key corporate functions with operations, thereby fostering close collaboration across teams and maintaining lower corporate overhead.
Business Strategy
Knife River’s business strategy of maximizing its vertical integration, leveraging its core values to be the supplier of choice in all its markets and continued growth is underpinned by several key initiatives, including:
People. Knife River is committed to its employees, customers and communities by operating with integrity and always striving for excellence. To achieve this, Knife River continues to implement its “Life at Knife” philosophy, which is expressed in four core values:
a.
People. Knife River takes care of its team by providing them the tools, training and time to perform their work safely and successfully, by providing competitive wages and benefits, and by providing a safe and respectful work environment. The Company's “One Team: Stronger Together” initiative provides training and awareness for employees that Knife River embraces the diverse backgrounds and viewpoints of its team members, in an effort to keep learning from one another so the Company can keep improving.

b.
Safety. Safety is a core value to Knife River on every task, every time, every day. Knife River strives to achieve world-class safety standards because it genuinely cares about the wellbeing of its employees and recognizes the bottom-line benefits of being a safe company. The Company focuses on the three Ts of safety: Tools, Training and Time. Knife River provides employees with the tools and training to safely and successfully perform their jobs, and asks that employees take the time to do their jobs safely.

c.	Quality. Knife River delivers consistent, high-quality products and services to its customers and is committed to quality in all it does. Knife River stands behind its work and embraces innovation.
d.	Environment. Knife River continuously manages its impact on the environment to minimize its footprint and keep its states beautiful for future generations.
Recruitment, development and retention of talented employees. While labor shortages are a trend across the industry, Knife River has taken significant steps to showcase construction as a career of choice. For example, in each of its segments, the Company conducts employment outreach to many groups, including historically underrepresented populations, and provides training for employees to earn their commercial driver’s license.
Furthermore, to help attract new workers to the construction industry and enhance the skills of its current employees, Knife River recently finished building a world-class training facility on a 230-acre tract of property in the Pacific Northwest, featuring an 80,000 square-foot heated indoor arena for training on trucks and heavy equipment and an attached 16,000 square-foot classroom and conference room facility. The training center is used corporatewide to enhance the skills of current employees as well as to recruit and teach skills to new employees through both classroom education and hands-on experience. It also is used by Knife River’s customers and industry peers, who send employees to the training center to take courses on heavy equipment, truck driving, leadership development, facilitator training and safety training. The facility plays a critical role in the Company’s workforce remaining sustainable and contributes to showcasing construction as a career of choice. Knife River's outreach efforts to market the training center have included interfacing with historically underrepresented groups, and the Company has partnered with the National Association of Minority Contractors to provide scholarships for training to qualifying employees of minority-owned businesses. Knife River believes the talent nurtured through the training programs will surpass that of industry peers as it relates to safety, operating efficiency and new technology.
Sustainability. Knife River believes its focus on sustainability creates value for the communities it serves, for Knife River itself and for its stockholders. Sustainable practices, whether focused on environmental practices, business innovations, recruiting and retaining personnel, or other key factors, provide an opportunity for Knife River to focus on its long-term success and the success of the communities where it operates. Knife River’s sustainability efforts create opportunities to increase revenue and profitability, create a competitive advantage, and attract a skilled and diverse workforce. As a result, sustainable development of Knife River and its communities is at the core of Knife River’s decision-making process and corporate vision.
Environment. Every year, Knife River assesses its capital investment needs to further mitigate environmental impacts, particularly in regard to meeting or exceeding permit requirements and environmental regulations. Investments have ranged from equipment that captures emissions, to companies specializing in the production of carbon-dioxide sequestering synthetic aggregates used in ready-mix concrete, to more environmentally friendly, warm mix asphalt that provides a higher quality product while reducing emissions. In each of its segments, Knife River incorporates recycled asphalt, recycled concrete and recycled water into various mix designs. In Oregon, the Company has successfully piloted the use of renewable diesel fuel in its on-road and off-road fleet vehicles, reducing GHG emissions and improving fuel efficiency, and expects that greater than 90% of its 2023 diesel consumption in Oregon (and approximately 18% of its companywide diesel consumption) will be renewable diesel. Additionally, Knife River’s usage of rail and barges to haul aggregates in certain markets reduces over-the-road truck deliveries by several thousand trucks each year. Knife River remains committed to establishing goals in the future on the reduction of carbon emissions while maintaining safe, reliable and affordable service for its customers. Starting in 2022, Knife River began tracking its Scope 1 and Scope 2 carbon emissions as a first step in establishing its corporatewide baseline of emissions in support of developing future carbon intensity reduction goals. Knife River will continue to actively pursue various opportunities in the clean energy infrastructure build-out in both construction materials and contracting services.
Long-term, strategic aggregate reserve position. Knife River supplies its customers with a large and growing volume of aggregates. In 2022, Knife River sold approximately 32.2 million tons from its aggregate reserves, which was a 4% increase from 2021 levels, leading to normal and scheduled depletion of its aggregate assets. To offset normal asset base declines, Knife River continuously explores new opportunities to replenish its assets in existing and new geographies. Due to the scarcity of aggregate reserves and difficulty associated with permitting new reserves, Knife River approaches this process methodically early on in its asset lifecycle, leveraging its expertise and technology to find replacement sources in desired locations. The selection process involves thorough vetting and examination to ensure high-potential sites are selected for mining.
Knife River prefers to own its crushed stone and sand and gravel sites, as demonstrated by its 121 owned aggregate-production sites, of which 118 are active sites, as of December 31, 2022. It also operates through another 70 leased sites, with some offering the option to renew at the end of the lease term. Knife River also acquires new mines in strategic locations to service new areas and regional hubs with growing construction activity. Going forward, Knife River will continue to explore new mine acquisition opportunities to strengthen its asset base.
Enhanced value through vertical integration and strategic acquisitions. Vertical integration provides Knife River direct control over the production process, inventory planning, optimization of supply chain and delivery to end customers, thereby providing efficiencies that result in higher value and other benefits for customers, including greater reliability of supply.

Furthermore, Knife River’s exposure to both public and private-sector customers across its vertical value chain provides better end market diversification and makes Knife River more resilient to economic downturns. When exploring new acquisition opportunities, one of the elements Knife River focuses on is the additive margin potential to the overall business. Knife River carefully evaluates potential operating synergies following integration into its existing businesses and is also strategic about acquiring specialized materials and services businesses to improve its margin profile.
Supply chain. Knife River’s access to internal aggregate sources, processing plants and fleet delivery network, some with rail-to-road transloading capabilities, allows it to provide reliable, timely and efficient service to its end customers, further enhancing the value Knife River brings during complex contracting services projects.
Knife River’s ready-mix concrete product line relies on cement as a key ingredient in its formulation. Typically, Knife River sources its cement from a diverse mix of suppliers and has focused on developing strong relationships with individual cement suppliers, which has led to better service and availability.
Industry
The U.S. construction materials industry is highly fragmented. Industry participants typically range from small, private companies focused on a single material, product or area to large, publicly traded corporations that provide a broad suite of materials and services. Companies compete on a variety of factors, including price, service, quality, delivery time and proximity to the customer. However, limitations on the distance that materials can be transported efficiently results in primarily local or regional operations. Accordingly, the number and size of competitors varies by geography and product lines.
The U.S. construction materials industry serves a diverse customer base that includes federal, state and municipal governmental agencies, commercial and residential developers and private parties. The mix of customers varies by region and economic conditions.
The main factors and trends in the U.S. construction materials and related contracting services industry include:
•
Key economic factors. Many factors affect product demand, including public spending on roads and infrastructure projects, general economic conditions, including population growth and employment levels, and prevailing interest rates.

•
Location and transportation. Construction materials are expensive to transport due to low value-to-weight ratios, so they are generally produced and delivered locally or regionally. Access to well-positioned reserves is critical.

•
Vertical integration. Market participants that operate a vertically integrated business model can access certain efficiencies that lead to reduced product costs and other benefits for customers, including greater reliability of supply.

•
Industry fragmentation. There are thousands of construction materials producers of varying scope and size. Market participants may enter new geographies or expand existing positions through the acquisition of existing facilities.

•
Seasonality. Activity in certain areas are seasonal due to the effects of weather. Most of the production and sales of materials and related services in the northern U.S. occurs between May and October, in line with end market activity.

•	Cyclicality. The demand for construction materials products and contracting services is significantly influenced by the cyclical nature of the economy.
•	Regulations. Environmental and zoning approvals are often required for the development and expansion of facilities.
•	Production inputs. Cost and availability of energy, labor and other inputs can vary over time based on macroeconomic factors and impact profitability of operations.
Knife River participates in the following primary markets: aggregates, ready-mix concrete, asphalt and contracting services.

Aggregates
Aggregates, consisting of crushed stone and sand and gravel, are a natural, granular material engineered to various sizes, grades and chemical compositions primarily for construction applications. Aggregates also are a major material component in the production of ready-mix concrete and asphalt. Aggregate sources can be found in relatively uniform sediments in certain regions of each state throughout the U.S. Generally extracted through open pits at the surface of a site, aggregates are typically produced by blasting hard rock from quarries and then crushing and screening it to various sizes according to customer needs.
The U.S. aggregates industry is highly fragmented, with many participants operating primarily in local and regional areas. The United States Geological Survey reported that throughout the U.S. in 2022, a total of 1,340 companies operating 3,290 quarries and 170 sales/distribution yards produced crushed stone and 3,300 companies operating 6,200 pits and 200 sales/distribution yards produced construction sand and gravel. This fragmentation is a result of high transportation costs that typically limit supply areas of producers.
Ready-Mix Concrete
Ready-mix concrete, a mixture principally comprised of cement, aggregates, sand and water, is measured in cubic yards and specifically batched or produced for customers’ projects and then transported and poured on site. It also can be poured at a manufacturing facility to produce prefabricated building solutions, such as wall panels, concrete roofing systems, parking garages and stadium components. According to the National Ready Mixed Concrete Association (the “NRMCA”), concrete is the most widely used material in the construction sector today.
Due to the relative speed at which ready-mix concrete sets, supply is generally localized and delivered within close proximity to the production site, with an estimated 7,000-plus ready-mix concrete batching plants in the U.S. according to the NRMCA. There has been a steady increase (4% compound annual growth rate) in shipments since the industry cycle low of 257 million cubic yards in 2010, with an estimated 400 million cubic yards of ready-mix concrete in 2021, which is still 13% below the industry peak of 458 million cubic yards in 2005.
Asphalt
Asphalt is a combination of approximately 95% aggregates bound together by approximately 5% asphalt binder. Asphalt is typically used in new road construction as well as road maintenance and repair, covering approximately 94% of the 3 million miles of paved roads in the U.S., according to the National Asphalt Pavement Association (“NAPA”). Given the significant proportion of aggregates in asphalt (up to 95% by weight), local aggregate producers often participate in the asphalt business to ensure an output for the producer’s aggregates.
Like ready-mix concrete, asphalt sets rapidly, limiting delivery to within close proximity to the production facility. In 2021, there were approximately 3,600 asphalt production sites in the U.S. that produced an estimated 432 million tons of asphalt, a 15% increase compared to the approximately 375 million tons produced five years prior. The asphalt paving industry also has a record of using economically and environmentally sustainable practices. Asphalt pavement material is highly recyclable, predominantly through reclaimed asphalt pavement. In 2022, Knife River used approximately 1.4 million tons of recycled asphalt pavement in its asphalt production. Additionally, the use of warm-mix asphalt—41% of all asphalt production in 2021, according to NAPA—allows producers to reduce temperatures during the mixing process, lowering energy use and carbon emissions.
Contracting Services
Knife River vertically integrates its construction materials with contracting services such as aggregate laydown, asphalt paving, concrete construction, site development and bridges. Demand in the contracting services industry is influenced by the cyclical nature of the construction industry and correlates with the demand for construction materials. The contracting services portion of Knife River’s business is heavily weighted toward public markets, which provide more stability throughout the economic cycles. The contracting services industry is typically less capital-intensive than construction materials and has relatively fewer barriers to entry. Price is an important competitive factor in the award of service agreements. However, customers often consider several other factors in selecting a service provider, such as technical expertise and experience, safety ratings, geographic presence, financial and operational resources and industry reputation around dependability.

Products and Services
Knife River’s product lines include: aggregates, ready-mix concrete, asphalt, and other. The Company also performs related contracting services.
As of December 31, 2022, Knife River’s revenue and gross profit by products and services were as follows:
Revenue	($ in millions)	(% of total)	Gross Profit	($ in millions)	(% of total)
Aggregates	$496.6	16%	Aggregates	$69.6	19%
Ready-mix concrete	609.5	19%	Ready-mix concrete	85.9	24%
Asphalt	427.5	14%	Asphalt	41.7	11%
Other	407.3	13%	Other	63.6	18%
Contracting services	1,187.7	38%	Contracting services	100.1	28%
Total gross revenue	$3,128.6	100%
Internal sales	(593.9)	—
Total revenue	$2,534.7	—	Total gross profit	$360.9	100%
(1) Aggregates
Knife River supplies high-quality aggregates through its 1.1 billion tons of permitted aggregate reserves, which are sourced from its aggregate sites across 11 states. The Company focuses primarily on supplying markets with strong local demand, and in most cases, serves customers close to its strategically located aggregate sites. In 2022, Knife River sold 34.0 million tons of aggregates, with 32.2 million being produced from its aggregate reserve sites.
Knife River mines crushed stone and sand and gravel at its aggregate sites that are utilized in general construction and are a major component in its production of ready-mix concrete and asphalt paving products. Leveraging its vertically integrated platform, 36% of its aggregates revenue was derived from internal sales in 2022. For more information about the aggregate sites, see the section entitled “Business—Properties.”
(2) Ready-mix Concrete
Knife River produces ready-mix concrete through its 101 ready-mix plants situated across 13 states. Knife River’s vertically integrated portfolio of assets allows the Company to provide most of the aggregates it uses in the production of ready-mix concrete. Due to the time-sensitive nature of delivering ready-mix concrete, the Company focuses on supplying customers near its facilities. In 2022, Knife River sold 4.0 million cubic yards of ready-mix concrete.
Ready-mix concrete plants and related fleet
The following table sets forth details applicable to Knife River’s ready-mix concrete plants as of December 31, 2022:
Segment	Plants	Mixer Trucks
Pacific	18	177
Northwest	24	227
Mountain	17	213
North Central	36	277
All Other	6	54
Total	101	948
Incremental to the hauling capabilities across products and services, ready-mix concrete plants are complemented by the Company’s fleet of ready-mix trucks and drivers who safely deliver heavy materials on time. Knife River is an industry leader in safe and efficient delivery of ready-mix concrete and has pioneered what has become the industry-standard training program for ready-mix delivery professionals. Knife River continues to update the program with a focus on safety for drivers and the public. This training developed by Knife River is made available through the National Ready Mixed Concrete Association to its members.

(3) Asphalt
Knife River produces and delivers asphalt from 56 plants across 10 states, most often utilizing the Company’s own aggregates in the production process. Of the 56 plants, 22 are portable plants that support large asphalt paving projects on roadways, airports and commercial sites. Similar to ready-mix concrete, asphalt sets rapidly, limiting delivery to within close proximity to the production facility. In 2022, Knife River sold 7.3 million tons of asphalt.
Asphalt plants
The following table sets forth details applicable to Knife River’s portable and non-portable asphalt plants as of December 31, 2022:
Segment	Non-portable Asphalt Plants	Portable Asphalt Plants	Total Asphalt Plants
Pacific	4	—	4
Northwest	11	2	13
Mountain	11	8	19
North Central	6	12	18
All Other	2	—	2
Total	34	22	56
(4) Other
Although not common to all locations, Knife River provides various other products and services, depending on customer needs. These include retail sales of cement in Alaska and Hawaii, production and distribution of modified liquid asphalt by its Energy Services business, and other construction materials and related contracting services.
Cement supply and storage
Cement is a key ingredient in the production of ready-mix concrete. Knife River’s core supply of cement is sourced from a diverse range of suppliers. Knife River has strategically located cement storage facilities in Alaska and Hawaii that can hold up to 60,000 tons and 90,000 tons of cement, respectively. Knife River has six additional distribution centers with storage and barging capabilities in Alaska and across the islands of Hawaii.
Liquid asphalt and related storage capacity
Knife River distributes liquid asphalt primarily at its Energy Services and Pacific sites and has the capacity to service neighboring states through storage facilities capable of storing approximately 275,000 tons of liquid asphalt across multiple states. Knife River has five liquid-asphalt terminal sites.
(5) Contracting Services
Knife River’s contracting services include responsibilities as general contractor and subcontractor, aggregate laydown, asphalt paving, concrete construction, site development and bridges, and in some segments the manufacturing of prestressed concrete products. Vertical integration allows Knife River to have direct internal access to critical raw materials, resulting in competitive advantages from better control of product inventory. In 2022, most of Knife River’s contracting services were related to “horizontal” construction, such as streets and highways, airports and bridges for customers in the public sector. In the private sector, Knife River’s contracting services projects were within the residential, commercial and industrial markets.

The following table sets forth revenue details applicable to Knife River’s contracting services for the year ended December 31, 2022:
2022 Contracting Services Revenue Breakdown
Public		Private
Streets & Highways	61%	Residential	8%
Airports	6%	Buildings/Sitework	5%
Marine	2%	Streets & Highways	3%
Bridges	4%	Other	7%
Other	4%
Total	77%	Total	23%
Customers
Knife River’s customers can be segmented into public and private-sector customers, with public-sector customers contributing about 80% of the Company’s revenues from contracting services. The public side includes federal, state and municipal governmental agencies with contracting services projects related to highways, streets and other public infrastructure. Mandates from governmental agencies largely depend on federal, state and municipal budgets allocated to expansion and improvement of national infrastructure. The private side includes a broad spectrum of customers across industrial, commercial and residential developers and other private parties. Note that the mix of sales by customer class varies year to year depending on the variability in type of work.
Knife River’s top 15 customers accounted for about 20% of its 2022 revenue, of which 8 were state-level departments of transportation. The Company is not dependent on any single customer or group of customers for sales of its products and services, where the loss of which would have a material adverse effect on its business. No individual customer accounted for more than 10% of its 2022 revenue.
Competition
Knife River operates in a largely fragmented industry, including large, public companies and many small, privately held companies. Smaller, independent operators make up the majority of Knife River’s competition; however, it also faces competition in some markets from large, publicly traded U.S. aggregates producers, including Cemex S.A.B. de C.V., CRH plc, Eagle Materials, Inc., Granite Construction, Inc., HeidelbergCement AG, Holcim, Martin Marietta Materials, Inc., Summit Materials, Inc. and Vulcan Materials Company. The nature of Knife River’s competition varies among its products and geographies due to the generally local and regional nature of supply.
Knife River believes it has a competitive advantage in aggregates through its strategically located reserves, and assets in key areas, its high-quality reserves and its internal fleet of trucks, rail and barge. Knife River’s vertical integration and local knowledge enables it to maintain a strong understanding of the needs of its customers. In addition, Knife River has a strong commitment to environmental stewardship, which assists it in obtaining new permits and new reserves.
Regulatory Matters
Knife River is subject to customary regulation, including federal, state and local environmental compliance and reclamation regulations. Individual permits applicable to Knife River’s various operations are managed and tracked as they relate to the statuses of the application, modification, renewal, compliance and reporting procedures.
These federal, state and local laws and regulations include, among others, the federal Clean Air Act and the federal Clean Water Act requirements for controlling air emissions and water discharges, the Resource Conservation and Recovery Act as it applies to the management of hazardous wastes and underground storage tank systems and, occasionally, the Endangered Species Act. Noncompliance with these laws and regulations can subject Knife River to fines, loss of licenses or registrations or various forms of civil or criminal prosecution, any of which could have a material adverse effect on Knife River’s reputation, business, financial position, results of operations and cash flows.

Knife River also is subject to comprehensive environmental permit requirements, which are usually associated with new mining operations. Nonetheless, Knife River has been successful in obtaining mining and other land-use permits that provide for sufficient permitted reserves to support its operations.
Knife River did not incur any material environmental capital expenditures in 2022 and, except as to what may ultimately be determined with regard to the cleanup of a commercial property site acquired in 1999 and part of the Portland, Oregon, Harbor Superfund Site, Knife River does not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2025. Please see “Notes to Consolidated Financial Statements” for more information related to the environmental matter to which the Company is a party.
Seasonality
Results are affected by seasonal fluctuations, with the second and third quarters historically being the quarters with the highest activity. Knife River’s ability to provide contracting services in the states in which it operates depends on the weather. In states with colder winter weather, Knife River’s contracting services are primarily performed from April through November, compared to most of the year in states with largely consistent warmer weather.
Employees
As of December 31, 2022, Knife River employed 3,797 persons, 502 of whom were represented by labor unions. During peak construction season, Knife River has historically employed over 5,700 persons.
Knife River is committed to an inclusive environment that respects the differences and embraces the strengths of its diverse employees, and it maintains policies, programs and initiatives that are consistent with this commitment.
Knife River prioritizes a strong workforce by successfully recruiting employees through a variety of means, hiring and training employees to have the skills, abilities and motivation to achieve the results needed for their jobs, and providing opportunities for advancement through job mobility, succession planning and promotions.
Knife River is committed to safety and health in the workplace and provides training, adequate resources and appropriate follow-up in order to ensure safe work environments.
Properties
Knife River currently maintains its principal executive office at 1150 W. Century Ave., Bismarck, North Dakota 58503. In addition to the principal office, Knife River maintains and operates physical locations in 14 states throughout the U.S. Knife River’s operations include 188 active aggregate sites, 101 ready-mix plants, 56 asphalt plants, eight cement terminals, five liquid-asphalt terminal sites and six used-oil collection points.
Aggregate sites and reserves
Knife River mines crushed stone and sand and gravel at its 188 active aggregate sites across its operating segments. The aggregates produced by Knife River are utilized in general construction and are a major component in the production of ready-mix concrete and asphalt.
Aggregate reserve and resource estimates are calculated based on the best available data. Supporting data includes, but is not limited to, drill holes, geologic testing and other subsurface investigations; and surface feature investigations, such as, mine high walls, aerial photography, topography, and other data. Using available data, a final topography map is created with computer software and is used to calculate the volume variance between existing and final topographies. Volumes are then converted to tons using appropriate conversion factors. Property setbacks and other regulatory restrictions and limitations are identified to determine the total area available for mining. Knife River also considers mine plans, economic viability and production history in the aggregate reserve and resource estimates. Mineral reserves are defined as an estimate of tonnage that, in the opinion of the qualified person, can be economically mined or extracted, which includes diluting materials and allowances for losses that may occur throughout the process. Mineral resources are defined as a concentration or occurrence of material of economic interest in such form, grade or quality, and quantity that has a reasonable prospect to be economically extracted. Knife River’s reserve estimates include only salable tonnage and thus exclude waste materials that are generated in the crushing and processing phases of the operation. The reserves are based on estimates of volumes that can be economically extracted and sold to meet current market and product applications.
Knife River’s reserves and resources are on properties that are permitted, or are expected to be permitted, for mining under current regulatory requirements. The data used to calculate reserves and resource estimates may require revisions in the future to account for changes in customer requirements and unknown geological occurrences.
Knife River classifies the applicable quantity of a particular deposit as a reserve or resource by reviewing and analyzing, independently, each geological formation, testing results and production processes, along with other modifying factors, to determine an expected yield of recoverable tonnage an area will produce. These results may have an effect on mine plans and the selection of processing equipment. The results are reviewed by the qualified person and presented to the management team.
Management assesses the risks associated with aggregate reserve and resource estimates. These estimates may be affected by variability in the properties of the material, limits of the accuracy of the geotechnical data and operational difficulties in extraction of the computed material. Additionally, management assesses the risks associated in obtaining and maintaining the various land use, mining and environmental permits necessary for the properties to operate as mines. Annual reviews of mining reserves are conducted by the qualified individual and include procedures such as ensuring financial assumptions related to life of mine expenses are based on the most accurate estimates available.

Northwest
Mountain
North Central
Pacific
Other
HQ
Aggregate site (188 active sites)

Knife River has reviewed its properties and has determined it does not have any individual sites that are material. The following tables set forth details applicable to Knife River’s aggregate production and aggregate sites as of December 31, 2022, by the various regions the sites are located.
	Total Annual Aggregate Production
Production Area	Crushed Stone	Sand & Gravel
	(Tons in thousands)
Pacific	1,847	2,706
Northwest	6,882	4,017
Mountain	1,171	6,425
North Central	2,253	5,534
All Other	1,181	166
Total	13,334	18,848

	Aggregate Sites
Production Area	Crushed Stone		Sand & Gravel
	Owned	Leased	Owned	Leased
Pacific	—	7	9	1
Northwest	11	12	19	9
Mountain	2	7	18	9
North Central	5	1	52	23
All Other	4	1	1	—
Total	22	28	99	42
The following table sets forth details applicable to Knife River’s aggregate reserves as of December 31, 2022.
		Crushed Stone			Sand & Gravel
Production Area	Aggregate Sites	Proven Mineral Reserves	Probable Mineral Reserves	Total Mineral Reserves	Proven Mineral Reserves	Probable Mineral Reserves	Total Mineral Reserves	Total Mineral Reserves
	(Tons in thousands)
Pacific	16	132,877	662	133,539	31,612	—	31,612	165,151
Northwest	49	361,217	14,046	375,263	118,209	13,477	131,686	506,949
Mountain	36	77,125	11,582	88,707	98,182	35,061	133,243	221,950
North Central	81	45,559	3,000	48,559	69,546	15,300	84,846	133,405
All Other	6	65,451	4,691	70,142	8,368	—	8,368	78,510
Total	188	682,229	33,981	716,210	325,917	63,838	389,755	1,105,965
*	The average selling price per ton for crushed stone and sand and gravel was $16.12 and $10.53, respectively, in 2022. The average selling price includes freight and delivery and other revenues.
**	The aggregates mined are of suitable grade and quality to be used as construction materials and no further grade or quality disclosure is applicable.
The following table sets forth details applicable to Knife River’s aggregate resources as of December 31, 2022.
		Sand & Gravel
Production Area	Aggregate Sites	Measured Mineral Resources	Indicated Mineral Resources	Measured + Indicated Mineral Resources	Inferred Mineral Resources
	(Tons in thousands)
Pacific	1	14,673	—	14,673	—
Northwest	2	41,727	—	41,727	—
Mountain	—	11,500	—	11,500	—
North Central	—	—	—	—	373
Total	3	67,900	—	67,900	373
*	Mountain and North Central each have a site that includes both reserves and resources, which are included in the aggregate sites for reserves.
Of Knife River’s 188 active properties, 139 are in a production stage and 49 are in a development stage. Additionally, the Company has three properties in the exploration stage. As of December 31, 2022, 939 million tons of estimated proven and probable reserves are located on production stage properties and 167 million tons on developmental stage properties. The Company classifies aggregates located on exploration stage properties as resources. Knife River’s aggregate annual production in tons for all its mining properties was 32.2 million, 31.1 million and 28.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.
The average selling price per ton for crushed stone and sand and gravel was $16.12 and $10.53, respectively, in 2022. Actual pricing varies by location and market. The price for each commodity was calculated by dividing 2022 revenues by tons produced. The average pricing is based on salable product, or materials that are ready for sale. Pricing for aggregates tends to remain similar for long periods of time and resources generally realize similar pricing to reserves when extracted and sold; therefore, Knife River uses current pricing as an estimate of future pricing. Pricing is assessed at least annually to verify there have been no material changes. Knife River expects future sales prices to exceed future production costs, resulting in minimal change to the economic viability of the disclosed reserves and resources. Knife River believes the current sales price is reasonable and justifiable to estimate the aggregates’ current fair value, while the balance sheet reflects the historical costs.
Knife River owns 121 properties, of which 118 are active sites, and leases another 70 to conduct its mining operations. Its reserves are comprised of 566 million tons on properties that are owned and 540 million tons that are leased. The remaining reserve life in years was calculated by dividing remaining reserves by the three-year average production from 2020 through 2022. Knife River estimates the useful life of its owned reserves are approximately 36 years based on the most recent three-year production average. Approximately 47 percent of the reserves under lease have lease expiration dates of 20 years or more and the weighted average years remaining on all leases containing estimated proven aggregate reserves is approximately 21 years, including options for renewal that are at Knife River’s discretion. The average time necessary to produce remaining aggregate reserves from its leased sites is approximately 42 years. Some sites have leases that expire prior to the exhaustion of the estimated reserves. The estimated reserve life assumes, based on Knife River’s experience, that leases will be renewed to allow sufficient time to fully recover these reserves. Actual useful lives of these reserves will be subject to, among other things, fluctuations in customer demand, customer specifications, geological conditions and changes in mining plans.
Internal Controls Over Aggregate Reserves
Reserve and resource estimates are based on the analyses of available data by qualified internal mining engineers, operating personnel and third-party geologists. Senior management reviews and approves reserve and resource quantity estimates and reserve classifications, including the major assumptions used in determining the estimates, such as life, pricing, cost and volume, among other things, to ensure they are materially accurate. For aggregate reserve and resource additions, management, which includes the qualified person, performs its due diligence and reviews the study of technical, economic and operating factors, as well as applicable supplemental information, including a summary of the site’s geotechnical report. Knife River maintains a database of all aggregate reserves, which is reconciled at least annually and reviewed and approved by the qualified person.
The evaluation, classification and estimation of reserves has inherent risks, including changing geotechnical, market and permitting conditions. The qualified person and management work together to assess these risks regularly and amend the reserve and resource assessments as new information becomes available.
Intellectual Property
Knife River holds various trademarks that are important to its advertising and marketing activities. These trademarks are generally protected by registration in the U.S.
Insurance
Knife River maintains insurance coverage that it believes is appropriate for its business, including but not limited to workers’ compensation, auto liability, general liability, excess liability, contractors pollution liability, pollution legal liability, marine liability and pollution, professional liability, directors and officers liability, employment practices liability, cyber policy, terrorism insurance and property insurance.
Legal Proceedings
In the ordinary course of Knife River conducting its business activities, it and its subsidiaries become involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class-action basis, and other proceedings involving regulatory, employment, general and commercial liability, automobile liability and other matters. Knife River does not expect any of these proceedings to have a material effect on its reputation, business, financial position, results of operations or cash flows; however, Knife River can give no assurance that the results of any such proceedings will not materially affect its reputation, business, financial position, results of operations and cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect Knife River Holding Company’s plans, estimates and beliefs. Knife River Holding Company’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this report, particularly in the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”
References to “Knife River” or the “Company” refer to Knife River Corporation and its subsidiaries, which are to be held by Knife River Holding Company.
Overview
Knife River is a people-first construction materials and contracting company. The Company provides construction materials and contracting services to build safe roads, bridges and airport runways that connect people with where they want to go and with the supplies they need. Knife River also champions a positive workplace culture by focusing on safety, training, inclusion, compensation and work-life balance, and focuses on sustainable business practices for the benefit of its team, its stockholders and the public.
Knife River is one of the leading providers of crushed stone and sand and gravel in the U.S. and operates through six operating segments: Pacific, Northwest, Mountain, North Central, South and Energy Services, with operations across 14 states. These segments are used to determine the Company’s reportable segments and are based on the Company’s method of internal reporting and management of the business. The Company’s reportable segments are: Pacific, Northwest, Mountain, and North Central, with South and Energy Services included in All Other with its corporate services. The segments primarily provide aggregates, asphalt and ready-mix concrete, as well as supporting contracting services such as heavy-civil construction, asphalt paving, concrete delivery and paving, site development and grading. As a leading aggregates-based construction materials and contracting services provider in the U.S., the Company’s 1.1 billion tons of aggregate reserves provide the foundation for a vertically integrated business strategy with approximately 40% of its aggregates being used internally to support value-added downstream products (ready-mix concrete and asphalt) and contracting services (heavy-civil construction, asphalt paving, concrete construction, site development and grading services). Its aggregate sites and associated asphalt and ready-mix plants are in strategic locations near growth markets, providing Knife River with a transportation advantage for its materials that enables it to maintain competitive pricing and ultimately increase its margins. Knife River provides its products and services to both public and private markets, with public markets tending to be more stable, which helps to offset the cyclical nature of the private markets.
Each segment provides various products and services and operates various facility types, including aggregate quarries and mines, ready-mix concrete plants, asphalt plants and distribution facilities. Each segment operates in the following states:
•	Pacific: Alaska, California and Hawaii
•	Northwest: Oregon and Washington
•	Mountain: Idaho, Montana and Wyoming
•	North Central: Iowa, Minnesota, North Dakota and South Dakota
•	All Other: Iowa, Nebraska, South Dakota, Texas and Wyoming

The following table presents a summary of products and services provided, as well as modes of transporting those products, by each segment:
	Product and services							Modes of transportation
	Aggregates	Asphalt	Ready- mix concrete	Contracting services	Precast/ prestressed concrete	Liquid asphalt	Cement	Heavy equipment	Trucking	Rail	Barge
Pacific	X	X	X	X	X	X	X	X	X	X	X
Northwest	X	X	X	X	X			X	X	X	X
Mountain	X	X	X	X				X	X
North Central	X	X	X	X	X			X	X	X
All Other	X	X	X	X		X		X	X	X	X
The Separation
On August 4, 2022, MDU Resources announced that its board of directors unanimously approved a plan to pursue a separation of Knife River from MDU Resources. The separation is planned as a tax-free spinoff transaction to the stockholders of MDU Resources for U.S. federal income tax purposes. The transaction is expected to result in two independent, publicly traded companies: MDU Resources and Knife River Holding Company. Completion of the separation is subject to certain conditions, including, among other things, the effectiveness of this registration statement on Form 10 with the SEC, final approval from the MDU Resources’ board of directors, receipt of one or more tax opinions and a private letter ruling from the IRS, and other customary conditions. MDU Resources may, at any time and for any reason until the proposed transaction is complete, abandon the separation or modify or change its terms. For a complete discussion of all of the conditions to, pursuant to the separation and distribution agreement, and the risks and uncertainties associated with the separation and distribution, see the sections entitled “The Separation and Distribution—Conditions to the Distribution” and “Risk Factors—Risks Related to the Separation and the Distribution.”
Basis of Presentation
The accompanying audited consolidated financial statements included in this information statement were prepared on a stand-alone basis and were derived from the consolidated financial statements and accounting records of MDU Resources. For additional information related to the basis of presentation, see the section entitled “Note 2—Basis of Presentation.”
Historically, Knife River has participated in Centennial’s centralized cash management program, including its overall financing arrangements. Knife River has related-party note agreements in place with Centennial for the financing of its capital needs, which are reflected as related-party notes payable on the consolidated balance sheets. Interest expense in the consolidated statements of income reflects the allocation of interest on borrowing and funding associated with the related-party note agreements.
Certain related-party transactions that are expected to be settled in cash between Knife River and, separately, MDU Resources, Centennial and certain other subsidiaries of MDU Resources, have been included in the consolidated financial statements. For additional information regarding the agreements between Knife River and MDU Resources, see the section entitled “Certain Relationships and Related Person Transactions.”
All intercompany balances and transactions between the businesses comprising Knife River have been eliminated in the accompanying consolidated financial statements.
Market Conditions and Outlook
Knife River’s markets remain resilient and construction activity remains generally strong despite general and economic challenges, such as transportation disruptions, supply chain constraints, rising interest rates and COVID-19. With approximately 80% of the contracting work being in public markets, Knife River is able to balance the cyclical nature of its private-sector customers. In addition, Knife River’s margins may be negatively impacted by increased costs resulting from inflationary pressures in the market. For more information on inflationary pressures, see the section entitled “Risk Factors.”

Backlog. There is a high demand for Knife River’s products and services as evidenced by its backlog.
December 31,	2022	2021	2020
	(In millions)
Pacific	$99.5	$89.3	$137.3
Northwest	210.7	108.0	85.8
Mountain	313.5	208.5	200.7
North Central	147.3	154.5	89.1
All Other	164.4	147.4	160.2
Total	$935.4	$707.7	$673.1
The majority of Knife River’s backlog relates to public infrastructure, including street and highway construction. Period over period increases or decreases cannot be used as an indicator of future revenues or net income. As of December 31, 2022, the Company reported record year-end backlog of $935.4 million, with an estimated $836 million of backlog expected to be completed in 2023. The year-over-year increase in backlog is primarily related to public works projects for state departments of transportation. See the section entitled “Risk Factors” for a list of factors that can cause revenues to be realized in periods and at levels that are different from originally projected.
Public Funding. Funding for public projects is dependent on federal and state funding, such as appropriations to the Federal Highway Administration. The American Rescue Plan Act enacted in the first quarter of 2021 provides $1.9 trillion in COVID-19 relief funding for states, schools and local governments. States are beginning to move forward with allocating these funds based on federal criteria and state needs, and in some cases, funding of infrastructure projects could positively impact Knife River. Additionally, the Infrastructure Investment and Jobs Act was enacted in the fourth quarter of 2021 and is providing long-term opportunities by designating $119 billion for the repair and rebuilding of roads and bridges across Knife River’s footprint. In addition, the Inflation Reduction Act provides $369 billion in new funding for clean energy programs. These programs include new tax incentives for solar, battery storage and hydrogen development along with funding to expand the production of electric vehicles and build out the infrastructure to support electric vehicles. In addition to federal funding, 11 out of the 14 states in which Knife River operates have implemented their own funding mechanisms for public projects, including projects related to highways, airports and other public infrastructure. Knife River continues to monitor the implementation and impact of these legislative items.
Profitability. Knife River’s management continually monitors its operating margins and has been proactive in applying strategies to address the inflationary impacts seen across the U.S. The Company has increased its product pricing where necessary and continues to implement cost savings initiatives to mitigate the effects on its gross margin. Due to existing contractual provisions, there can be a lag between the announced price increases and the time when they can be fully recognized. The Company continues to evaluate future price increases on a regular cadence to help maintain and increase margins to stay ahead of inflationary pressures and enhance stockholder value.
Knife River operates in geographically diverse and competitive markets yet strives to maximize efficiencies, including transportation costs and economies of scale, to maintain strong margins. Its operating margins can experience negative pressure from competition, as well as impacts of the volatility in the cost of raw materials, such as diesel fuel, gasoline, natural gas, liquid asphalt, cement and steel, with diesel fuel, natural gas and liquid asphalt costs having the most significant impact on recent results. Such volatility and inflationary pressures may continue to have an impact on the Company’s margins, including fixed-price contracting services contracts that are particularly vulnerable to the volatility of energy and material prices. These increases are partially offset by mitigation measures implemented by the Company including price increases, escalation clauses in construction services contracts, pre-purchased materials and other cost savings initiatives. While the Company has experienced some supply-chain constraints, it continues to have good relationships with its suppliers and has not experienced any material adverse impacts of shortages or delays on materials. Other variables that can impact Knife River’s margins include adverse weather conditions, the timing of project starts or completions, and declines or delays in new and existing projects due to the cyclical nature of the construction industry. Accordingly, operating results in any particular period may not be indicative of the results that can be expected for any other period.

Workforce. As a people-first company, Knife River continually takes steps to address the challenge of recruitment and retention of employees. To help attract new workers to the construction industry and enhance the skills of its current employees, Knife River has completed a state-of-the-art training facility. The training facility offers hands-on training for construction-related careers, including heavy-equipment operators and truck drivers in addition to safety and leadership training. As an accredited school able to train people to get their commercial driver’s license, the new training facility is helping to address some of the recent labor trends. Today’s labor market includes an aging workforce and labor shortages, including shortages of truck drivers, which has caused increased labor-related costs and delays or inefficiencies on certain projects of the Company. Knife River continues to monitor the labor markets and assess additional opportunities to enhance and support its workforce. Despite these efforts, Knife River expects labor costs to continue to increase based on the increased demand for services and, to a lesser extent, the recent escalated inflationary environment in the U.S.
Consolidated Earnings Overview
Years ended December 31,	2022	2021	2020	2022 vs 2021 % change	2021 vs 2020 % change
	(In millions)
Revenue	$2,534.7	$2,228.9	$2,178.0	14%	2%
Cost of revenue	2,173.8	1,881.9	1,807.4	16%	4%
Gross profit	360.9	347.0	370.6	4%	(6)%
Selling, general and administrative expenses	166.6	155.9	156.1	7%	— %
Operating income	194.3	191.1	214.5	2%	(11)%
Interest expense	30.1	19.2	20.6	57%	(7)%
Other (expense) income	(5.4)	1.3	.8	(515)%	63%
Income before income taxes	158.8	173.2	194.7	(8)%	(11)%
Income taxes	42.6	43.4	47.4	(2)%	(8)%
Net income	$116.2	$129.8	$147.3	(10)%	(12)%
EBITDA	$306.7	$293.4	$305.0	5%	(4)%
Adjusted EBITDA	$313.4	$294.7	$304.3	6%	(3)%
Revenue includes revenue from construction materials sales and contracting services. Revenue for construction materials is recognized at a point in time when delivery of the products has taken place. Contracting revenue is recognized over time using an input method based on the cost-to-cost measure of progress on a project.
Cost of revenue includes all material, labor and overhead costs incurred in the production process for Knife River’s products and services. These costs are impacted by various drivers, the most significant of which include changes in raw materials costs, energy costs and salary and benefits costs. Cost of revenue also includes depreciation, depletion and amortization attributable to the assets used in the production process.
Gross profit includes revenue less cost of revenue, as defined above, and is the difference between revenue and the cost of making a product or providing a service, before deducting selling, general and administrative expenses, income taxes and interest payments.
Selling, general and administrative expenses include the costs for estimating, bidding and business development, as well as costs related to corporate functions. Selling expenses can vary depending on the volume of projects in process and the number of employees assigned to estimating and bidding activities. Other general and administrative expenses include travel and entertainment, outside services, information technology, depreciation and amortization, training, office supplies, allowance for expected credit losses, gains or losses on the sale of assets and other miscellaneous expenses.
Other income includes net periodic benefit costs for the Company’s benefit plan expenses, other than service costs; interest income; unrealized gains and losses on investments for the Company’s nonqualified benefit plans; earnings or losses on joint venture arrangements; and other miscellaneous income or expenses.

Income tax expense consists of domestic corporate income taxes related to the sale of the Company’s products and services. The effective tax rate can be affected by many factors, including changes in tax laws, regulations or rates, new interpretations of existing laws or regulations and changes to the Company’s overall levels of income before tax.
Gross margin is calculated by dividing gross profit by revenue. Gross margin reflects the percentage of revenue earned in comparison to cost.
The following tables summarize operating results for the Company.
	Revenues			Gross profit			EBITDA
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	(In millions)
Pacific	$468.6	$427.3	$454.4	$67.8	$74.1	$90.0	$55.8	$67.1	$79.1
Northwest	600.2	478.0	416.2	106.4	87.5	79.8	103.9	80.6	74.4
Mountain	542.0	479.6	450.9	77.5	71.2	62.9	72.6	65.0	52.4
North Central	608.0	561.8	570.8	71.8	79.7	81.0	65.0	72.3	71.7
All Other	353.1	317.4	325.9	37.4	34.5	56.9	9.4	8.4	27.4
Intersegment eliminations	(37.2)	(35.2)	(40.2)	—	—	—	—	—	—
Total	$2,534.7	$2,228.9	$2,178.0	$360.9	$347.0	$370.6	$306.7	$293.4	$305.0
	Revenues			Gross margin
	2022	2021	2020	2022	2021	2020
			(In millions)

Aggregates	$496.6	$444.0	$406.6	14.0%	13.6%	15.4%
Ready-mix concrete	609.5	584.4	547.0	14.1%	13.9%	13.6%
Asphalt	427.5	339.8	349.9	9.8%	11.9%	13.0%
Other*	407.3	344.3	356.3	15.6%	18.6%	23.2%
Contracting services	1,187.7	1,017.5	1,069.7	8.4%	9.9%	9.9%
Internal sales	(593.9)	(501.1)	(551.5)	— %	— %	— %
Total	$2,534.7	$2,228.9	$2,178.0	14.2%	15.6%	17.0%
*	Other includes cement, liquid asphalt, merchandise, fabric, spreading and other products and services that individually are not considered to be a major line of business for the segment.
	2022	2021	2020
Sales (thousands):
Aggregates (tons)	33,994	33,518	30,949
Ready-mix concrete (cubic yards)	4,015	4,267	4,087
Asphalt (tons)	7,254	7,101	7,202
Average selling price:
Aggregates (per ton)*	$14.61	$13.25	$13.14
Ready-mix concrete (per cubic yard)	$151.80	$136.94	$133.86
Asphalt (per ton)	$58.93	$47.86	$48.58
*	The average selling price includes freight and delivery and other revenues.
2022 Compared to 2021
Revenue
Revenue increased $305.8 million, largely driven by increased revenues across all product lines as the business benefited from higher average selling prices of nearly $250 million, largely in response to inflationary pressures. Aggregate sales volumes provided an additional $10.2 million, due mainly to recent acquisitions contributing 2.2 million tons, offset in part by lower volumes in certain segments. Asphalt sales volumes increased $7.2 million from higher demand in the North Central, Mountain and Pacific segments, partially offset by lower volumes in All Other due to less available paving work in the South region. Contracting revenues increased $170.2 million across most segments as a result of more available agency and commercial work, recent acquisitions in the Northwest segment contributing $27.9 million, more available paving work in the Mountain and North Central segments and higher contract values in all segments as a result of inflationary pressures.
The business was impacted by lower ready-mix concrete sales volumes of $38.5 million across all segments, resulting from lower residential demand and fewer impact projects. The business also saw decreased volumes for other products, largely related to decreased demand for liquid asphalt.
Gross Profit and Gross Margin
Gross profit increased by $13.9 million, primarily as a result of increased average selling prices to offset higher costs, largely due to inflationary pressures, while gross margin decreased 1.4%. The decrease in gross margin was primarily attributable to decreases for asphalt, other products and contracting services due to higher costs discussed later, including higher liquid asphalt, labor and fuel costs. Partially offsetting these decreases were increased gross margins on aggregates and ready-mix concrete as a result of higher average selling prices, as previously discussed, driven by higher operating costs across the segments, mostly the result of inflationary pressures. All lines of business were impacted by the higher costs, which include higher asphalt oil costs of $59.3 million; higher labor costs of $32.0 million; higher fuel costs of $42.6 million; and higher cement costs of $20.7 million. In addition, contributions from recent acquisitions of $12.9 million had a positive impact on gross margin for the aggregates and contracting services.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $10.7 million, largely resulting from higher payroll-related costs of $11.6 million, partially resulting from inflationary pressures; higher travel expenses of $2.3 million; higher office expenses of $1.7 million; higher professional fees of $1.7 million, partially due to increased legal and audit fees; decreased recovery of bad debt of $1.4 million; and increased safety and training costs. These increases were offset in part by higher net gains on asset sales of $7.5 million.
Interest Expense
Interest expense increased $10.9 million related to higher debt balances to fund recent acquisitions and higher working capital needs, along with higher average interest rates.
Other Income (Expense)
Other income (expense) decreased $6.7 million, primarily resulting from lower returns on the Company’s nonqualified benefit plan investments.
Income Tax Expense
Income tax expense decreased $800,000 as a result of lower income before income taxes.
2021 Compared to 2020
Revenue
Revenue increased $50.9 million, largely driven by increases across the business on aggregates across all of its reportable segments and ready-mix concrete in its Mountain, North Central and Northwest segments. The increases in both product lines was the result of strong demand and increased product pricing of $27.9 million. Also contributing were higher volumes from recent acquisitions in the Northwest and Mountain segments, which provided additional sales of 1.5 million tons of aggregates and 33,000 cubic yards of ready-mix concrete. Higher ready-mix concrete sales volumes of $19.6 million due to increased commercial and residential projects also contributed to the increase. In addition, decreased internal sales had an overall positive impact on revenues of $50.4 million. These increases were partially offset by decreased contracting services in the North Central, Pacific and Mountain segments of $59.0 million, largely the result of less available asphalt paving work in certain states and the absence of a few large jobs in 2020.

Gross Profit and Gross Margin
Gross profit decreased by $23.6 million and gross margin decreased 1.4%. This decrease was largely attributed to increased costs across the business, including higher liquid asphalt of $15.1 million, primarily reflected in All Other, and diesel fuel across all segments of $13.3 million, as well as higher production and maintenance costs. These costs were partially offset by higher average selling prices on Knife River’s construction materials, as previously discussed. Partially offsetting the decreases were higher ready-mix concrete margins due to additional sales volumes.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $200,000, largely resulting from the recovery of prior bad debt expense of $2.1 million and higher gains on asset sales of $1.4 million in 2021, primarily in the Mountain segment. Partially offsetting these decreases was increased payroll-related costs of $1.6 million, primarily for higher health care costs; higher acquisition costs of $700,000; and an increase in miscellaneous taxes, license and governmental fees.
Interest Expense
Interest expense decreased $1.4 million, primarily resulting from lower average interest rates creating a benefit of $2.8 million, offset in part by higher average related-party note payable balances.
Other Income
Other income increased $500,000, primarily resulting from an out-of-period adjustment in 2020 as a result of previously overstated benefit plan expenses.
Income Tax Expense
Income tax expense decreased $4.0 million as a result of lower income before income taxes.
Business Segment Financial and Operating Data
A discussion of key financial data from Knife River’s business segments follows. Knife River provides segment level information by revenue, gross profit, gross margin, EBITDA and EBITDA margin as these are measures of profitability used by management to assess operating results. EBITDA and EBITDA margin are non-GAAP financial measures. For more information and reconciliations to the nearest GAAP measure, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Results of Operations – Pacific
Years ended December 31,	2022	2021	2020	2022 vs 2021 % change	2021 vs 2020 % change
	(Dollars in millions)
Revenue	$468.6	$427.3	$454.4	10%	(6)%
Gross profit	$67.8	$74.1	$90.0	(9)%	(18)%
Gross margin	14.5%	17.3%	19.8%
EBITDA	$55.8	$67.1	$79.1	(17)%	(15)%
EBITDA margin	11.9%	15.7%	17.4%

	Revenues
	2022	2021	2020
	(In millions)
Operating results
Aggregates	$92.3	$89.9	$88.0
Ready-mix concrete	127.6	123.9	134.7
Asphalt	35.7	26.4	25.6
Other*	183.2	147.5	160.1
Contracting services	129.5	127.6	145.1
Internal sales	(99.7)	(88.0)	(99.1)
	$468.6	$427.3	$454.4
*	Other includes cement, liquid asphalt, merchandise, fabric, spreading and other products that individually are not considered to be a major line of business for the segment.
2022 Compared to 2021
Revenue
Revenue increased $41.3 million, largely from revenues related to liquid asphalt and cement with increased prices, largely in response to inflationary prices, contributing $13.2 million and $1.8 million, respectively, and additional sales volumes contributing $6.7 million and $4.5 million, respectively, resulting from increased paving activity in California and stronger demand in Alaska. Higher average selling prices for asphalt, aggregates and ready-mix concrete, largely in response to inflationary pressures, contributed approximately $18.7 million. Revenues were also positively impacted from increased asphalt volumes of 9.4%, primarily related to a large project in Northern California. Contracting services revenues were up 1.5%, which provided an additional $1.9 million during the period, largely in the northern California market from a large project and increases in contract pricing, due in part to inflationary pressures. Partially offsetting these increases were decreased aggregate sales volumes of $3.4 million related to decreased demand in central California and decreased ready-mix concrete sales volumes of $3.0 million related to decreased demand in Alaska and Hawaii.
Gross Profit and Gross Margin
Gross profit decreased $6.3 million and gross margin decreased 2.8%. Margins decreased across all product lines and contracting services as a result of a downturn in the Hawaiian economy, a lack of large rock projects and less residential work in California. In addition, the segment experienced higher costs of $47.6 million, largely the result of inflationary pressures, including fuel, labor, material and production costs.
EBITDA and EBITDA Margin
EBITDA decreased $11.3 million and EBITDA margin decreased 3.8%. These decreases were the direct result of the previously discussed lower gross margin, as well as higher selling, general and administrative costs including payroll-related costs of $2.7 million; decreased recovery of bad debt of $1.7 million; and legal expenses of $700,000.
2021 Compared to 2020
Revenue
Revenue decreased $27.1 million, resulting largely from decreased contracting services revenues of 12.1% due to fewer large projects in Southern and Northern California, largely related to the timing of projects and a more competitive construction market, respectively. Other revenue also negatively impacted the segment, resulting primarily from lower cement revenue of $6.1 million in Hawaii from lower demand and project delays, as well as decreased prestress and steel fabrication, liquid asphalt and soil remediation revenues. Lower ready-mix concrete volumes of $12.0 million, or 8.8%, primarily from lower demand and delayed projects in Hawaii were partially offset by higher average pricing of $1.2 million. The segment experienced higher aggregate and asphalt sales volumes of 7.7% and 5.9%, respectively, partially due to a large project in Northern California.

Gross Profit and Gross Margin
Gross profit decreased $15.9 million and gross margin decreased 2.5%. The decrease in margin was largely due to higher costs of $23.7 million, partially as a result of inflationary pressures on fuel, material and production costs. These higher costs were somewhat offset by the higher average ready-mix concrete selling prices of $1.2 million, as previously discussed.
EBITDA and EBITDA Margin
EBITDA decreased $12.0 million and EBITDA margin decreased 1.7%. These decreases were the direct result of the previously discussed lower gross margin. Partially offsetting was lower bad debt expense of $2.2 million, which includes the recovery of prior period bad debt.
Results of Operations – Northwest
Years ended December 31,	2022	2021	2020	2022 vs 2021 % change	2021 vs 2020 % change
	(Dollars in millions)
Revenue	$600.2	$478.0	$416.2	26%	15%
Gross profit	$106.4	$87.5	$79.8	22%	10%
Gross margin	17.7%	18.3%	19.2%
EBITDA	$103.9	$80.6	$74.4	— 29%	8%
EBITDA margin	17.3%	16.9%	17.9%
	Revenues
	2022	2021	2020
	(In millions)
Operating results
Aggregates	$171.6	$135.2	$113.0
Ready-mix concrete	158.0	152.1	144.3
Asphalt	97.3	78.9	60.5
Other*	14.8	12.8	14.0
Contracting services	262.7	187.1	158.4
Internal sales	(104.2)	(88.1)	(74.0)
	$600.2	$478.0	$416.2
*	Other includes merchandise, transportation services and other products that individually are not considered to be a major line of business for the segment.
2022 Compared to 2021
Revenue
Revenue increased $122.2 million, largely related to higher contracting services revenues as a result of higher demand for airport, agency, commercial and data center projects and inflationary pressures driving up contract values, as well as the benefit from recent acquisitions of $29.0 million. Higher average selling prices on all product lines, largely in response to inflationary pressures, also contributed $48.0 million. Aggregate volumes increased 18% during the period, largely from recent acquisitions contributing 2.2 million tons. Partially offsetting the increases were decreased ready-mix concrete volumes of $15.0 million or 9%, largely related to decreased demand and the absence of a large project.
Gross Profit and Gross Margin
Gross profit increased $18.9 million, primarily as a result of increased average selling prices to offset higher costs, largely due to inflationary pressures including costs for energy-related products, raw materials, labor and equipment, while gross margin decreased 0.6%. The decrease in gross margin was primarily attributable to 36.6% lower realized margins on asphalt due to higher raw materials and energy-related costs from inflationary pressures and 10.3% lower contracting services margin due to higher equipment costs and lower margin carry-over work from recent acquisitions. Partially offsetting these decreases were increased gross margins for aggregates of 14.4% and ready-mix concrete of 11.9% as higher average selling prices offset the increased costs as a result of the previously mentioned inflationary pressures.
EBITDA and EBITDA Margin
EBITDA increased $23.3 million while EBITDA margin increased 0.4%. The increase in EBITDA was the direct result of increased gross profit previously discussed and the offset of higher depreciation expense of $11.2 million included in gross profit. Partially offsetting this increase was higher selling, general and administrative expenses of $6.7 million resulting from increased acquisition-related costs, higher bad debt expense and higher labor-related costs, partially the result of inflationary pressures.
2021 Compared to 2020
Revenue
Revenue increased $61.8 million, primarily the result of increased revenues across the segment from higher sales volumes of $38.3 million and higher average selling prices on its products of $10.1 million. Higher demand for work including asphalt paving, public-sector projects, commercial projects, health care facilities and residential fire rebuilding contributed to the increased volumes, including a 27% increase in asphalt sales volumes and a 16% increase in aggregate sales volumes over the previous year. Recent acquisitions also contributed 450,000 tons to aggregate sales volumes. Contracting services activity increased in southern and western Oregon due to more available public work and stronger commercial demand, as evidenced by the increase in internal product sales.
Gross Profit and Gross Margin
Gross profit increased $7.7 million during 2021 and gross margin decreased 0.9%. This decreased margin was due to increased costs of 5.7%, primarily as a result of inflationary pressures on fuel, raw materials, customer delivery and repair and maintenance costs. These increased costs were offset somewhat by higher average selling prices of $10.1 million across the segment, as previously discussed.
EBITDA and EBITDA Margin
EBITDA increased $6.2 million while EBITDA margin decreased 1.0%. The increase in EBITDA was the direct result of increased gross profit as the segment experienced higher sales volumes and contracting services work. This increase was partially offset by higher selling, general and administrative expense related to higher payroll-related and acquisition-related costs. EBITDA margin decreased due to higher costs of revenue and higher selling, general and administrative expense.
Results of Operations – Mountain
Years ended December 31,	2022	2021	2020	2022 vs 2021 % change	2021 vs 2020 % change
	(Dollars in millions)
Revenue	$542.0	$479.6	$450.9	13%	6%
Gross profit	$77.5	$71.2	$62.9	9%	13%
Gross margin	14.3%	14.8%	13.9%
EBITDA	$72.6	$65.0	$52.4	12%	24%
EBITDA margin	13.4%	13.6%	11.6%

	Revenues
	2022	2021	2020
	(In millions)
Operating results
Aggregates	$83.3	$72.6	$60.0
Ready-mix concrete	106.7	100.4	83.1
Asphalt	93.3	69.3	72.2
Other*	—	.1	—
Contracting services	368.7	323.7	327.2
Internal sales	(110.0)	(86.5)	(91.6)
	$542.0	$479.6	$450.9
*	Other includes products that individually are not considered to be a major line of business for the segment.
2022 Compared to 2021
Revenue
Revenue increased $62.4 million, primarily the result of higher contracting services revenues and higher average selling prices across all product lines, largely in response to inflationary pressures, of $41.7 million. Contracting services benefited from higher demand across all markets throughout the region and higher contract pricing in response to inflationary pressures. Asphalt sales volumes increased $4.7 million or 5.4% mainly due to stronger demand for paving work in Montana and Wyoming, and aggregate sales volumes increased $2.0 million or 2.4% resulting from stronger demand in certain states. Partially offsetting these increases were decreased ready-mix concrete sales volumes of $7.4 million as a result of increased competition.
Gross Profit and Gross Margin
Gross profit increased $6.3 million, primarily as a result of increased average selling prices to offset higher costs, largely due to inflationary pressures including costs for energy-related products, raw materials, labor and equipment, while gross margin decreased 0.5%. The decrease in gross margin was largely attributable to a 14.7% decrease in gross margin for contracting services due to increased materials costs and other inflationary pressures, as previously discussed. All other lines of business for this segment saw an increase in gross margin ranging from 4.0% to 10.0%, which was primarily due to increased selling prices, as previously mentioned.
EBITDA and EBITDA Margin
EBITDA increased $7.6 million and EBITDA margin decreased 0.2%. The increase in EBITDA was directly related to the increase in gross profit, as previously mentioned. The decrease in EBITDA margin was largely the result of the decrease in gross margin previously discussed, as well as higher labor costs in selling, general and administrative expenses. The absence of a gain of $1.3 million on a property sale in Montana during 2021 also negatively impacted both EBITDA and EBITDA margin.
2021 Compared to 2020
Revenue
Revenue increased $28.7 million, primarily the result of increased revenues from higher sales volumes of $21.6 million and higher average selling prices of aggregates and ready-mix concrete of $10.6 million. Ready-mix sales volumes increased $12.8 million across the segment due to strong residential and commercial sales and aggregates experienced higher sales volumes of 9.8% due mainly to an acquisition in December 2020. While asphalt sales volumes increased $2.3 million, particularly in Idaho and Western Montana, the increase was more than offset by lower average selling prices of $5.2 million due to the product mix sold. The segment was also negatively impacted by lower contracting services revenue of $3.5 million as a result of less available paving work across its businesses and the absence of a few large jobs.

Gross Profit and Gross Margin
Gross profit increased $8.3 million and gross margin increased 0.9%. The increase in margin was largely due to higher average ready-mix concrete and aggregate selling prices of $10.6 million across the segment. These increases were impacted by increased costs of $2.0 million, largely the result of inflationary pressures on liquid asphalt, fuel, delivery, materials, and repair and maintenance costs.
EBITDA and EBITDA Margin
EBITDA increased $12.6 million and EBITDA margin increased 2.0%. These increases were the direct result of the previously discussed increased gross margin, as well as a gain of $1.3 million on a property sale in Montana during 2021.
Results of Operations – North Central
Years ended December 31,	2022	2021	2020	2022 vs 2021 % change	2021 vs 2020 % change
	(Dollars in millions)
Revenue	$608.0	$561.8	$570.8	8%	(2)%
Gross profit	$71.8	$79.7	$81.0	(10)%	(2)%
Gross margin	11.8%	14.2%	14.2%
EBITDA	$65.0	$72.3	$71.7	(10)%	1%
EBITDA margin	10.7%	12.9%	12.6%
	Revenues
	2022	2021	2020
	(In millions)
Operating results
Aggregates	$96.5	$97.5	$94.8
Ready-mix concrete	158.6	157.2	142.4
Asphalt	174.2	140.0	156.4
Other*	24.9	22.8	24.8
Contracting services	355.7	306.9	344.9
Internal sales	(201.9)	(162.6)	(192.5)
	$608.0	$561.8	$570.8
*	Other includes merchandise and other products that individually are not considered to be a major line of business for the segment.
2022 Compared to 2021
Revenue
Revenue increased $46.2 million, primarily the result of higher average selling prices across all product lines, largely in response to inflationary pressures, of $52.7 million and higher contracting services revenues of $48.8 million driven largely by higher demand for asphalt paving work. Asphalt sales volumes also increased $5.9 million, directly related to increased contracting services. Partially offsetting these increases were decreased aggregate and ready-mix concrete sales volumes of $23.9 million as a result of the absence of a few large commercial projects in the South Dakota market during the year and lower demand for residential work in certain markets. In addition, increased internal sales reduced the total revenues.
Gross Profit and Gross Margin
Gross profit decreased $7.9 million, all lines of business saw higher costs, largely due to inflationary pressures including costs for energy-related products, raw materials, labor and equipment, which were mostly offset by increased average selling prices. Gross margin decreased 2.4% primarily due to increased costs, as previously discussed, which drove lower gross margins for ready-mix concrete of 15.3%; asphalt of 17.7%; and

other product lines of 34.2%. Contracting services saw a decrease in gross margin of 29.9%, largely from increased materials costs and other inflationary pressures, as previously discussed. Partially offsetting these decreases were increased gross margins for aggregates of 1.9% as higher average selling prices more than offset the increased costs previously mentioned.
EBITDA and EBITDA Margin
EBITDA decreased $7.3 million and EBITDA margin decreased 2.2%. This decrease was directly related to the decreased gross margin previously discussed.
2021 Compared to 2020
Revenue
Revenue decreased $9.0 million, primarily the result of decreased contracting work largely in the Minnesota and North Dakota markets, which also impacted asphalt volumes. Also contributing to the decrease was lower average selling prices of $2.6 million on asphalt sales driven by the product mix. Partially offsetting these decreases were increased revenues for ready-mix concrete due to higher volumes of $8.1 million and higher average selling prices of $6.7 million, largely the result of large commercial projects in the South Dakota market. Aggregate volumes also benefited by $3.4 million, partially from these large commercial projects. In addition, decreased internal sales had an overall positive impact to revenues.
Gross Profit and Gross Margin
Gross profit decreased $1.3 million while gross margin remained consistent at 14.2%. Positively impacting the segment were higher average selling prices on ready-mix concrete of $6.8 million. Offsetting this increase was less contracting work, lower average selling prices on asphalt of $2.6 million and increased costs of $1.2 million, largely the result of inflationary pressures on liquid asphalt, fuel, and materials.
EBITDA and EBITDA Margin
EBITDA increased $600,000 and EBITDA margin increased slightly at 0.3%. These increases were the result of decreased selling, general and administrative expense related to lower payroll-related costs.
Results of Operations – All Other
Years ended December 31,	2022	2021	2020	2022 vs 2021 % change	2021 vs 2020 % change
	(Dollars in millions)
Revenue	$353.1	$317.4	$325.9	11%	(3)%
Gross profit	$37.4	$34.5	$56.9	8%	(39)%
Gross margin	10.6%	10.9%	17.5%
EBITDA	$9.4	$8.4	$27.4	12%	(70)%
EBITDA margin	2.7%	2.6%	8.4%
2022 Compared to 2021
Revenue
Revenue increased $35.7 million, primarily the result of higher liquid asphalt revenues of $21.6 million due to higher average selling prices from inflationary pressures. In addition, the South operating segment implemented higher average selling prices across all product lines of $25.5 million, primarily in response to inflationary pressures. Partially offsetting the increase in selling prices were decreased asphalt sales volumes of $7.6 million and aggregate sales volumes of $2.7 million related to lower demand for asphalt paving work in Texas, which also impacted contracting services work by $4.0 million.
Gross Profit and Gross Margin
Gross profit increased $2.9 million, primarily as a result of increased average selling prices to offset higher costs, largely due to inflationary pressures including costs for energy-related products, raw materials, labor and equipment, while gross margin decreased 0.3%. The decrease in gross margin was largely due to decreased asphalt margins of 21.5% resulting from increased costs related to inflationary pressures on fuel and materials in the South operating segment. Partially offsetting this decrease was higher margins directly resulting from the increase in selling prices on aggregates and ready-mix concrete in the South operating segment and higher margins for other products of 20.9% in the Energy Services operating segment.
EBITDA and EBITDA Margin
EBITDA increased $1.0 million and EBITDA margin remained consistent. The increase in EBITDA was the direct result of increased gross profit previously discussed and lower selling, general and administrative expense in the South operating segment, primarily related to higher net gains on asset sales of $7.5 million. Partially offsetting the increases were lower returns on the Company’s nonqualified benefit plan investments of $6.1 million.
2021 Compared to 2020
Revenue
Revenue decreased $8.5 million, primarily the result of decreased contracting work of $22.0 million in the South operating segment, directly resulting from less asphalt paving work in Texas, which also impacted asphalt volumes by $9.5 million. The average selling price of aggregates also decreased 3.3% due to a change in sales related to product mix. Partially offsetting these decreases were increased ready-mix concrete volumes of $7.4 million in the South operating segment due to the shift in demand from asphalt and 4.2% higher liquid asphalt volumes in certain markets in the Energy Services operating segment.
Gross Profit and Gross Margin
Gross profit decreased $22.4 million and gross margin decreased 6.6%. This decreased margin was largely due to $20.8 million higher costs, primarily higher inventory costs related to liquid asphalt in the Energy Services operating segment, as well as increased fuel, labor, delivery, and repair and maintenance costs partially as a result of inflationary pressures in both the South and Energy Services operating segments. The start-up activities of the Honey Creek quarry also contributed to higher costs by $2.2 million. These increased costs were somewhat offset by higher average selling prices on ready-mix concrete of $800,000 in the South operating segment.
EBITDA and EBITDA Margin
EBITDA decreased $19.0 million and EBITDA margin decreased 5.8%. These decreases were the direct result of the previously discussed decreased gross margin, offset slightly by lower selling, general and administrative expense in both the South and Energy Services operating segments as well as for corporate costs, primarily related to lower payroll-related costs.
Intersegment Transactions
Amounts presented in the preceding tables will not agree with the consolidated statements of income due to Knife River’s elimination of intersegment transactions. The amounts related to these items were as follows:
Years ended December 31,	2022	2021	2020
	(In millions)
Intersegment transactions:
Revenues	$37.2	$35.2	$40.2
Cost of revenue	$(37.2)	$(35.2)	$(40.2)
Liquidity and Capital Resources
At December 31, 2022, Knife River had cash and cash equivalents of $10.1 million and working capital of $91.7 million. Historically, Knife River has participated in Centennial’s centralized cash management program, including its overall financing arrangements. Subsequent to the completion of the separation, Knife River’s cash management, capital structure and liquidity sources will change significantly. Knife River will implement its own centralized cash management model and use cash on hand and third-party credit facilities to fund day-to-day operations.

Knife River’s ability to fund its cash needs will depend on the ongoing ability to generate cash from operations and obtain debt financing with competitive rates. Knife River relies on access to capital markets as sources of liquidity for capital requirements not satisfied by cash flows from operations, particularly in the first half of the year due to the seasonal nature of the industry.
Knife River’s principal uses of cash in the future will be to fund its operations, working capital needs, capital expenditures, repayment of borrowings and strategic business development transactions. Knife River Holding Company targets a normalized capital structure of 2.5 times EBITDA through the net working capital cycle.
Knife River Holding Company anticipates that it will incur indebtedness in an aggregate principal amount of up to $700 million, consisting of some combination of term loans and other debt, issued in connection with the separation. The debt maturities are expected to range from five years to eight years with an estimated weighted average interest rate of 7.4 percent. Total deferred debt issuance associated with such indebtedness are estimated to be $11.1 million, which will be amortized to Interest expense over the terms of the respective instruments and are reflected as a reduction to long-term debt. It is expected that Knife River Holding Company will use all or a portion of the net proceeds of such indebtedness to repay its outstanding indebtedness with Centennial of $238 million that is reflected as a related-party notes payable - current portion and $446.4 million reflected as related-party notes payable on the Consolidated Balance Sheet as of December 31, 2022.
As of the separation date, Knife River Holding Company expects to utilize $190 million of a $350 million 5-Year Revolving Credit Facility. The expected amount to be utilized is based on projected seasonal borrowing needs and fluctuates with the timing of the construction season and associated working capital needs. The associated estimated issuance costs of $5.3 million are recorded to Investments and other and amortized to Interest expense over the term of the credit facility. Knife River Holding Company also expects to incur $1.0 million of fees based on the undrawn balance of the facility recorded to Interest expense.
Knife River believes that Knife River Holding Company and its third-party financing arrangements, future cash from operations and access to capital markets will provide adequate resources to fund future cash flow needs and, therefore, subsequent to the separation, would no longer rely on funding from Centennial.
GAAP requires that management evaluate the ability of Knife River to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. As a result of this, as further discussed in Note 19 of the audited consolidated financial statements, Centennial has committed to continue funding the Company through the central cash management and financing program to allow the Company to meet its obligations as they become due for at least one year and a day following the date that the consolidated financial statements are issued to meet this requirement.
Capital Expenditures
Knife River’s capital expenditures for the year ended December 31, 2022, were $182 million, including $6 million for the completed business combination described in Note 6 of the audited consolidated financial statements, compared to $418 million, including $235 million for the completed business combinations in Note 6, for the year ended December 31, 2021. The 2022 and 2021 capital expenditures were funded by internal sources and borrowings under credit facilities and related-party notes from Centennial.
Knife River continues to evaluate the potential for future acquisitions and other growth opportunities that would be incremental to its capital program which contemplates: routine replacement and maintenance of vehicles and equipment; purchase of buildings and land, in addition to building improvements; aggregate reserves; and production facilities; however, these opportunities are dependent upon the availability of economic opportunities. It is anticipated that all of the funds required for capital expenditures will be funded by various sources, including internally generated funds; credit facilities; and issuance of debt and equity securities if necessary.

Cash flows
Years ended December 31,	2022	2021	2020
	(In millions)
Net cash provided by (used in)
Operating activities	$207.5	$181.2	$232.4
Investing activities	(155.9)	(398.3)	(185.9)
Financing activities	(55.3)	223.8	(47.9)
Increase (decrease) in cash and cash equivalents	(3.7)	6.7	(1.4)
Cash and cash equivalents – beginning of year	13.8	7.1	8.5
Cash and cash equivalents – end of year	$10.1	$13.8	$7.1
Operating activities
Years ended December 31,	2022	2021	2020
	(In millions)
Net income	$116.2	$129.8	$147.3
Adjustments to reconcile net income to net cash provided by operating activities	112.4	128.6	87.3
Changes in current assets and current liabilities, net of acquisitions:
Receivables	(32.5)	15.3	7.9
Due from related-party	(8.0)	2.9	(7.0)
Inventories	(31.0)	(42.4)	(11.3)
Other current assets	—	(4.6)	1.3
Accounts payable	17.5	(13.9)	(10.7)
Due to related-party	3.6	(1.0)	(0.8)
Other current liabilities	21.4	(21.0)	12.9
Pension and postretirement benefit plan contributions	(0.4)	(0.4)	(0.3)
Other noncurrent changes	8.3	(12.1)	5.8
Net cash provided by operating activities	$207.5	$181.2	$232.4
Cash provided by operating activities totaled $207.5 million in 2022, compared to $181.2 million in 2021. The increased cash provided by operating activities was largely the result of lower working capital needs. Cash used by working capital components totaled $29.0 million in 2022, compared to $64.6 million in 2021. This decreased usage of cash was driven largely by the timing of certain income tax payments during 2021 and the result of higher bonus depreciation related to 2021 acquisitions. Also positively impacting working capital was higher liquid asphalt inventory balances due to higher material costs and higher deferred revenues. Partially offsetting these increases were higher receivables balances, directly resulting from the increased revenues during 2022.
Cash provided by operating activities totaled $181.2 million in 2021, compared to $232.4 million in 2020. The reduction in cash provided directly correlates to the reduction in earnings due to the previously discussed decrease in gross margin. Also impacting the amount of cash provided was higher working capital needs. Cash used by working capital components totaled $64.6 million in 2021, compared to $7.8 million in 2020. This additional usage of cash was largely driven by higher liquid asphalt inventory balances due to higher material costs; higher inventory balances as a result of production at the businesses acquired; decreased payments of previously deferred payroll taxes due to the COVID-19 Aid, Relief and Economic Security Act and higher payments to vendors. Positively contributing to working capital was increased collections of receivables partially offset by lower costs and estimated earnings in excess of billings on uncompleted construction contracts, as well as the timing of certain income tax payments offset in part by higher bonus depreciation related to recent acquisitions.

Investing activities
Years ended December 31,	2022	2021	2020
	(In millions)
Capital expenditures	$(178.2)	$(174.2)	$(135.9)
Acquisitions, net of cash acquired	1.7	(235.2)	(56.7)
Net proceeds from sale or disposition of property and other	22.9	12.0	8.2
Investments	(2.3)	(.9)	(1.5)
Net cash used in investing activities	$(155.9)	$(398.3)	$(185.9)
The decrease in cash used in investing activities from 2022 to 2021 was primarily the result of decreased cash used in acquisition activity. Also contributing to the decrease was increased proceeds from asset sales.
The increase in cash used in investing activities from 2021 to 2020 was primarily the result of higher cash used in acquisition activity. Also contributing to the increase in cash used was higher capital expenditures, including expenditures of $13.4 million related to a prestress facility and $9.9 million related to a new training center in addition to the normal equipment replacements and upgrades.
Financing activities
Years ended December 31,	2022	2021	2020
	(In millions)
Issuance of current related-party notes, net	$208.0	$—	$—
Repayment of long-term debt	(.3)	(.2)	(.2)
Debt issuance costs	(.8)	—	—
Issuance (repayment) of long-term related-party notes, net	(207.0)	282.0	(2.3)
Net transfers to Parent	(55.2)	(58.0)	(45.4)
Net cash provided by (used in) financing activities	$(55.3)	$223.8	$(47.9)
The increase in cash flows used in financing activities from 2022 to 2021 was largely the result of decreased issuance of related-party notes as a result of lower working capital needs, as previously discussed.
The increase in cash flows provided by financing activities from 2021 to 2020 was largely the result of an increase in related party notes for acquisitions and increased working capital needs.
Material Cash Requirements
At December 31, 2022, Knife River’s material cash requirements under its contractual obligations were as follows:
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In millions)
Related-party notes payable	$238.0	$76.4	$65.0	$305.0	$684.4
Interest on related-party notes*	20.8	36.1	31.9	48.7	137.5
Operating leases	15.1	18.8	7.5	11.9	53.3
Purchase commitments	80.8	6.2	3.9	9.8	100.7
	$354.7	$137.5	$108.3	$375.4	$975.9
*
Represents the estimated interest payments associated with Knife River’s related-party notes payable outstanding as of December 31, 2022, assuming interest rates as of December 31, 2022, and consistent amounts outstanding until their respective maturity dates over the periods indicated in the table above.

Material short-term cash requirements of Knife River include payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations, as well as $208 million of short-term related-party notes payable. At December 31, 2022, the current portion of asset retirement obligations was $4.4 million and was included in other accrued liabilities on the consolidated balance sheets.

Material long-term cash requirements of Knife River include payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2022, Knife River had total liabilities of $33.0 million related to asset retirement obligations that are excluded from the table above. Due to the nature of these obligations, Knife River cannot determine precisely when the payments will be made to settle these obligations.
Critical Accounting Estimates
Knife River has prepared its financial statements in conformity with GAAP. The preparation of its financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors believed to be reasonable under the circumstances.
Critical accounting estimates are defined as estimates that require management to make assumptions about matters that are uncertain at the time the estimate was made, and changes in the estimates could have a material impact on Knife River’s financial position or results of operations. Knife River’s critical accounting estimates are subject to judgments and uncertainties that affect the application of its significant accounting policies. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, Knife River’s financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of the following critical accounting estimates. For more information, see the section entitled “Index to Financial Statements.”
Revenue Recognition
Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The recognition of revenue requires Knife River to make estimates and assumptions that affect the reported amounts of revenue. The accuracy of revenues reported on the consolidated financial statements depends on, among other things, management’s estimates of total costs to complete projects because Knife River uses the cost-to-cost measure of progress on contracting services contracts for revenue recognition.
To determine the proper revenue recognition method for contracts, Knife River evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. For most contracts, the customer contracts with Knife River to provide a significant service of integrating a complex set of tasks and components into a single project. Hence, Knife River’s contracts are generally accounted for as one performance obligation.
Knife River recognizes contracting services revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as Knife River incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues, and contract costs. Since contract prices are generally set before the work is performed, the estimates pertaining to every project could contain significant unknown risks such as volatile labor, material and fuel costs, weather delays, adverse project site conditions, unforeseen actions by regulatory agencies, performance by subcontractors, job management and relations with project owners. Changes in estimates could have a material effect on Knife River’s results of operations, financial position and cash flows. For the years ended December 31, 2022, 2021 and 2020, Knife River’s total contracting services revenue was $1.2 billion, $1.0 billion and $1.1 billion, respectively.
Several factors are evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, work force safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. As a project commences, estimates are continually monitored and revised as information becomes available and actual costs and conditions surrounding the job become known. If a loss is anticipated on a contract, the loss is immediately recognized.

Contracts are often modified to account for changes in contract specifications and requirements. Knife River considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Generally, contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration of services provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.
Knife River’s contracts for contracting services generally contain variable consideration including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. Knife River estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration Knife River expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. Knife River only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management’s estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, Knife River considers if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. Knife River updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.
Knife River believes its estimates surrounding the cost-to-cost method are reasonable based on the information that is known when the estimates are made. Knife River has contract administration, accounting and management control systems in place that allow its estimates to be updated and monitored on a regular basis. Because of the many factors that are evaluated in determining bid prices, it is inherent that Knife River’s estimates have changed in the past and will continually change in the future as new information becomes available for each job.
Business Combinations
Knife River accounts for acquisitions on the consolidated financial statements starting from the date of the acquisition, which is the date that control is obtained. The acquisition method of accounting requires acquired assets and liabilities assumed be recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The estimation of fair values of acquired assets and liabilities assumed by Knife River requires significant judgment and requires various assumptions. Although independent appraisals may be used to assist in the determination of the fair value of certain assets and liabilities, the appraised values may be based on significant estimates provided by management. The amounts and useful lives assigned to depreciable and amortizable assets compared to amounts assigned to goodwill, which is not amortized, can affect the results of operations in the period of and periods subsequent to a business combination.
In determining fair values of acquired assets and liabilities assumed, Knife River uses various observable inputs for similar assets or liabilities in active markets and various unobservable inputs, which includes the use of valuation models. Fair values are based on various factors including, but not limited to, age and condition of property, maintenance records, auction values for equipment with similar characteristics, recent sales and listings of comparable properties, data collected from drill holes and other subsurface investigations and geologic data. Knife River primarily uses the market and cost approaches in determining the fair value of land and property, plant and equipment. A combination of the market and income approaches are used for aggregate reserves and intangibles, primarily a discounted cash flow model. Knife River must develop reasonable and supportable assumptions to evaluate future cash flows. The process is highly subjective and requires a large degree of management judgement. Assumptions used may vary for each specific business combination due to unique circumstances of each transaction. Assumptions may include discount rate, time period, terminal value and growth rate. The values generated from the discounted cash flow model are sensitive to the assumptions used. Inaccurate assumptions can lead to deviations from the values generated.
There is a measurement period after the acquisition date during which Knife River may adjust the amounts recognized for a business combination. Any such adjustments are recorded in the period the adjustment is determined with the corresponding offset to goodwill. These adjustments are typically based on obtaining additional information that existed at the acquisition date regarding the assets acquired and the liabilities assumed. The measurement period ends once Knife River has obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of the acquisition. Once the measurement period has ended, any adjustments to assets acquired or liabilities assumed are recorded in income from continuing operations.
Goodwill
Knife River performs its goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which Knife River’s reporting units operate or recent significant cash or operating losses with expectations that those losses will continue.
Knife River has determined that the reporting units for its goodwill impairment test are its operating segments as they constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, Knife River must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2022, 2021 and 2020, there were no impairment losses recorded. At October 31, 2022, the fair value of each of Knife River’s reporting units substantially exceeded the carrying value.
Determining the fair value of a reporting unit requires judgment and the use of significant estimates, which include assumptions about Knife River’s future revenue, profitability and cash flows, long-term growth rates, amount and timing of estimated capital expenditures, inflation rates, weighted average cost of capital, operational plans, and current and future economic conditions, among others. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. Knife River believes that the estimates and assumptions used in its impairment assessments are reasonable and based on available market information.
Knife River uses a discounted cash flow methodology for its income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate that reflects the best estimate of the weighted average cost of capital for the Company.
Under the market approach, Knife River estimates fair value using various multiples derived from enterprise value to EBITDA for comparative peer companies for each respective reporting unit. These multiples are applied to operating data for each reporting unit to arrive at an indication of fair value. In addition, Knife River adds a reasonable control premium when calculating the fair value utilizing the peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants.
Knife River uses significant judgment in estimating its five-year forecast. The assumptions underlying cash flow projections are in sync as applicable with Knife River’s strategy and assumptions. Future projections are heavily correlated with the current year results of operations. Future results of operations may vary due to economic and financial impacts. The long-term growth rates used in the five-year forecast are developed by management based on industry data, management’s knowledge of the industry and management’s strategic plans. The long-term growth rate was 3 percent in 2022, 2021 and 2020.

Long-Lived Assets Excluding Goodwill
Long-lived assets, which include aggregates and related assets, represent 57% of Knife River’s total assets as of December 31, 2022. Knife River reviews the carrying values of its long-lived assets when events or changes in circumstances indicate that such carrying values may not be recoverable.
Knife River tests long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market.
When indications of or triggers for impairment are noted, impairment testing is completed. The impairment testing requires the use of significant estimates, judgements and uncertainties by management, which may vary from actual results. Estimates and judgements may include, among other things, whether triggering events have occurred, estimates of future cash flows, the asset’s useful life, disposal activity obligations, growth and production.
The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value.
No impairment losses were recorded in 2022, 2021 or 2020. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.
Non-GAAP Financial Measures
The Business Segment Financial and Operating Data includes financial information prepared in accordance with GAAP, as well as EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin financial measures. Knife River Holding Company defines EBITDA as net income before interest expense, taxes and depreciation, depletion and amortization, and EBITDA margin as EBITDA as a percentage of revenues. Knife River Holding Company defines Adjusted EBITDA as EBITDA adjusted to exclude unrealized gains and losses on benefit plan investments, stock-based compensation and one-time separation costs and Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenues.
EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are considered non-GAAP financial measures. Knife River Holding Company believes these non-GAAP financial measures are useful to investors by providing meaningful information about operational efficiency compared to its peers by excluding the impacts of differences in tax jurisdictions and structures, debt levels and capital investment. Management believes Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of the Company’s operating performance by excluding stock-based compensation and unrealized gains and losses on benefit plan investments as they are considered non-cash and not part of the Company’s core operations. The Company also excludes the one-time, non-recurring costs associated with the separation of Knife River Holding Company from MDU Resources as those are not expected to continue. Rating agencies and investors will also use EBITDA and Adjusted EBITDA to calculate Knife River Holding Company’s leverage as a multiple of EBITDA and Adjusted EBITDA. Additionally, EBITDA and Adjusted EBITDA are important financial metrics for debt investors who utilize debt to EBITDA and debt to Adjusted EBITDA ratios. Knife River Holding Company’s management uses these non-GAAP financial measures in conjunction with GAAP results when evaluating its operating results internally and calculating compensation packages, and leverage as a multiple of EBITDA and Adjusted EBITDA to determine the appropriate method of funding operations of the Company. EBITDA is calculated by adding back income taxes, interest expense and depreciation, depletion and amortization expense to net income. EBITDA margin is calculated by dividing EBITDA by revenues. Adjusted EBITDA is calculated by adding back unrealized gains and losses on benefit plan investments, stock-based compensation and one-time separation costs, to EBITDA. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenues. These non-GAAP financial measures should not be considered as alternatives to, or more meaningful than, GAAP financial measures such as net income and are intended to be helpful supplemental financial measure for investors’ understanding of Knife River Holding Company’s operating performance. Knife River Holding Company’s non-GAAP financial measures, are not standardized; therefore, it may not be possible to compare these financial measures with other companies’ EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin measures having the same or similar names.

The following information reconciles net income to EBITDA and EBITDA to Adjusted EBITDA and provides the calculation of EBITDA margin and Adjusted EBITDA margin.
Years ended December 31,	2022	2021	2020
	(In millions)
Net income	$116.2	$129.8	$147.3
Adjustments:
Income taxes	42.6	43.4	47.4
Depreciation, depletion and amortization	117.8	101.0	89.7
Interest	30.1	19.2	20.6
Consolidated EBITDA	$306.7	$293.4	$305.0
Unrealized gains (losses) on benefit plan investments	4.0	(2.3)	(4.0)
Stock-based compensation expense	2.7	3.6	3.3
One-time separation costs	—	—	—
Adjusted EBITDA	$313.4	$294.7	$304.3
Revenues	$2,534.7	$2,228.9	$2,178.0
EBITDA margin	12.1%	13.2%	14.0%
Adjusted EBITDA margin	12.4%	13.2%	14.0%
Quantitative and Qualitative Disclosures About Market Risk
Centennial operates under a centralized cash management program and is the legal obligor of the debt and borrowings. The debt and interest allocation directly attributable to Knife River is reflected in the consolidated balance sheet and statements of income.
In connection with the separation, Knife River expects to incur indebtedness, at which time Knife River’s exposure to interest rate risk is expected to increase. Knife River will undertake to update the disclosure in this section in a subsequent amendment once the terms of such indebtedness are reasonably known.

MANAGEMENT
Executive Officers Following the Distribution
The following table sets forth the individuals who are expected to serve as Knife River Holding Company’s executive officers following the completion of the distribution. While some of Knife River Holding Company’s executive officers are currently officers and employees of MDU Resources, after the distribution, none of these individuals will be employees or executive officers of MDU Resources.
Name	Age	Position

Brian R. Gray	52	President and Chief Executive Officer
Nathan W. Ring	47	Vice President and Chief Financial Officer
Karl A. Liepitz	44	Vice President, Chief Legal Officer and Secretary
Trevor J. Hastings	49	Vice President and Chief Operating Officer
Nancy K. Christenson	67	Vice President of Administration
Glenn R. Pladsen	56	Vice President of Support Services
John F. Quade	45	Vice President of Business Development
Marney L. Kadrmas	54	Chief Accounting Officer
Set forth below is biographical information as well as background information relating to each executive officer’s business experience and qualifications.
Brian R. Gray
Mr. Gray was named president of Knife River effective January 1, 2023, and was named its chief executive officer effective March 1, 2023. Prior to these promotions, he was president of Knife River’s Northwest segment, a position he held from 2012 to 2022. While at the Northwest segment, Mr. Gray led the acquisition of eight companies and also was instrumental in the development of the Knife River Training Center and corporate-wide safety, training and sustainability programs. He has 29 years of experience at Knife River and has served on numerous industry boards, including the National Ready Mixed Concrete Association (current) and the Oregon-Columbia chapter of the Associated General Contractors. Mr. Gray has a degree in civil engineering from Oregon State University and in 2022 was named to Oregon State’s Academy of Distinguished Engineers.
Nathan W. Ring
Mr. Ring has been named vice president and chief financial officer for Knife River, effective upon completion of the anticipated separation of Knife River from MDU Resources Group. He has 21 years of experience with MDU Resources’ companies, including Knife River, MDU Construction Services Group, Centennial Energy and the MDU Resources corporate office. Mr. Ring most recently led the acquisition strategy for Knife River as vice president of business development from 2017 to 2022. He also served as vice president, controller and chief accounting officer for MDU Resources from 2014 to 2016. Prior to these roles, Mr. Ring held positions as a controller for Knife River and MDU Construction Services Group. He has also held roles in various accounting, financial planning and tax departments for the Company. He has a bachelor of accountancy degree from the University of North Dakota and is a certified public accountant.
Karl A. Liepitz
Mr. Liepitz has been named vice president, chief legal officer and secretary of Knife River, effective upon completion of the anticipated separation of Knife River from MDU Resources Group. Mr. Liepitz currently is vice president, general counsel and secretary of MDU Resources, a position he has held since 2021. He has 19 years of experience with MDU Resources, having started with the company as an attorney in 2003. For 17 of his 19 years with the company, Mr. Liepitz provided internal legal counsel to Knife River. Mr. Liepitz earned his juris doctorate from William Mitchell College of Law, as well as degrees in English and philosophy from the University of Minnesota - Duluth.
Trevor J. Hastings
Mr. Hastings has been named vice president and chief operating officer for Knife River, effective upon completion of the anticipated separation of Knife River from MDU Resources Group. He has 27 years of experience with MDU Resources’ companies and since 2017 has served as president and CEO of WBI Energy, an MDU Resources subsidiary. Prior to being named to his leadership role at WBI Energy, Mr. Hastings spent 10 years with Knife River. He was named vice president of business development and operations support from 2007 to 2014 and from 2015 to 2017; in 2014 to 2015, Mr. Hastings served as interim president of Knife River’s Energy Services region to direct a transition in leadership there. From 2001 to 2007, Mr. Hastings was an executive at MDU Resources subsidiary Centennial Energy, servicing as its vice president of business development and president and CEO of its international component, Centennial Energy Resources International. He has a bachelor of economics degree from the University of North Dakota and serves on the university’s advisory council for the College of Business and Public Administration.
Nancy K. Christenson
Ms. Christenson is vice president of administration at Knife River. She has 45 years of experience with Knife River and has oversight of Human Resources, compensation and benefits, compliance and employee relations. She was appointed vice president of administration in April 2009. Prior positions at Knife River have included vice president and chief accounting officer from 2003 to 2009, controller from 1995 to 2002 and numerous other accounting roles from 1977 to 1994. Ms. Christenson has a degree in business administration from the University of North Dakota.
Glenn R. Pladsen
Mr. Pladsen is vice president of support services at Knife River. He has oversight of information technology, safety, environmental management, training, capital budgeting and national accounts. He joined Knife River in 2007 as director of information technology, with a focus on deploying standard information systems and business processes across the Knife River operating companies. In 2012, Mr. Pladsen began overseeing the capital budgeting process and national account programs in addition to his information technology role. In 2015, Mr. Pladsen also took on a leadership role of Knife River’s safety and environmental programs. He was named vice president of support services in 2019 and added the responsibility of the corporate training program, along with the design and construction of the Knife River Training Center. Mr. Pladsen has a degree in mechanical engineering from North Dakota State University.
John F. Quade
Mr. Quade has been named vice president of business development for Knife River, effective upon completion of the anticipated separation of Knife River from MDU Resources Group. He has 28 years of experience with Knife River and previously was president of the company’s North Central segment, a position he held from 2012 to 2023. Prior to that, Mr. Quade was president of Knife River’s Central Minnesota operations. He earned his juris doctorate from William Mitchell College of Law and has a management degree from St. John’s (Minnesota) University. Mr. Quade also serves on the executive committee of the National Asphalt Pavement Association.
Marney L. Kadrmas
Ms. Kadrmas has been named chief accounting officer for Knife River, effective upon completion of the anticipated separation of Knife River from MDU Resources Group. She has 23 years of experience with Knife River. Ms. Kadrmas currently is vice president and region controller for the company's Northwest segment, a position she has held since 2014. Prior to that, she was director of accounting for Knife River from 2012 to 2014, and she was financial planning and reporting manager from 2005 to 2012. Ms. Kadrmas has a bachelor's degree in accounting from Dickinson State University and is a certified public accountant.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE
Board Structure and Directors Following the Distribution
The following table sets forth the individuals who are expected to serve on Knife River Holding Company’s board of directors following the completion of the distribution. Knife River Holding Company expects that, at the time of the distribution, the chair of the board of directors will be a different person than its chief executive officer and, to the extent the chair is not an “independent” director, that the board of directors will have a lead director empowered with robust authority and duties to facilitate the board’s exercise of independent oversight, which is referred to in this information statement as the “lead independent director.”
Upon the completion of the distribution, Knife River Holding Company’s amended and restated certificate of incorporation will providate that, until the annual stockholder meeting in 2027, Knife River Holding Company’s board of directors will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Knife River Holding Company expects to hold in 2024, and will be up for re-election at that meeting for a three-year term to expire at the 2027 annual meeting of stockholders. The directors designated as Class II directors will have terms expiring at the 2025 annual meeting of stockholders and will be up for re-election at that meeting for a two-year term to expire at the 2027 annual meeting of stockholders. The directors designated as Class III directors will have terms expiring at the 2026 annual meeting of stockholders and will be up for re-election at that meeting for a one-year term to expire at the 2027 annual meeting of stockholders. Commencing with the 2027 annual meeting of stockholders, directors will be elected annually and for a term of office to expire at the next annual meeting of stockholders, and Knife River Holding Company’s board of directors will thereafter no longer be divided into classes. Before Knife River Holding Company’s board of directors is declassified, it would take at least two annual meetings of stockholders to be held for any individual or group to gain control of Knife River Holding Company’s Board of Directors.
Director	Class
Thomas Everist	Class I—Expiring 2024 Annual Meeting
German Carmona Alvarez	Class I—Expiring 2024 Annual Meeting
Patricia L. Moss	Class II—Expiring 2025 Annual Meeting
William Sandbrook	Class II—Expiring 2025 Annual Meeting
Karen B. Fagg	Class III—Expiring 2026 Annual Meeting
Brian R. Gray	Class III—Expiring 2026 Annual Meeting
The number of members on the Knife River Holding Company board of directors may be fixed by resolution adopted from time to time by the board of directors. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.
Set forth below is biographical information as well as background information relating to each director’s business experience, qualifications, attributes and skills and why Knife River Holding Company believes each individual will be a valuable member of the board of directors.

Class I—Directors Whose Term Expires in 2024
Name	Age	Principal Occupation and Other Information
Thomas Everist	73
Mr. Everist is a member of the board of directors at MDU Resources Group, where he sits on the Compensation and Nominating and Governance committees. As a director nominee for Knife River Holding Company, Mr. Everist is expected to chair the Nominating and Governance Committee and also serve on the Compensation Committee. Mr. Everist has had a 44-year career in the construction materials and mining industry and brings deep industry expertise. He was president and chair of L.G. Everist, Inc., an aggregate production company in Sioux Falls, South Dakota, from 1987-2002. From 2002 to present, he has been president and chair of The Everist Company, an investment and land development company; prior to 2017, The Everist Company also was engaged in aggregate, concrete and asphalt production.

German Carmona Alvarez	54
Mr. Alvarez is a member of the board of directors at MDU Resources Group, where he sits on the Compensation and Nominating and Governance committees. As a director nominee for Knife River Holding Company, Mr. Carmona Alvarez is expected to chair the Compensation Committee and be a member of the Audit Committee. Mr. Carmona Alvarez has 15 years of experience in the building materials industry and also brings expertise in human capital management, digital and information technology, and mergers and acquisitions. He is global president of applied intelligence at Wood PLC and formerly served as executive vice president of finance, information technology and shared services at CEMEX, Inc., a global building materials company.

Class II—Directors Whose Term Expires in 2025
Name	Age	Principal Occupation and Other Information
Patricia L. Moss	69
Ms. Moss is a member of the board of directors at MDU Resources Group, where she chairs the Environmental and Sustainability Committee and also is a member of the Compensation Committee. As a director nominee for Knife River Holding Company, Ms. Moss is expected to chair the Audit Committee and also serve on the Compensation Committee. Ms. Moss has substantial experience in the finance and banking industry, including service on the boards of public banking and investment companies. She contributes broad knowledge of finance, business development, human resources and compliance oversight, as well as public company governance. Ms. Moss was president and CEO of Cascade Bancorp, a financial holding company in Bend, Oregon, from 1998-2012. She was vice chairman of Cascade Bankcorp from 2012-2017, at which point she became a director at First Interstate BancSystem.

William Sandbrook	62
Mr. Sandbrook has extensive experience in the construction materials industry. He was president and CEO of U.S. Concrete, Inc., from 2011-2020, and also served as chairman of its board of directors from 2018-2020. Prior to that, Mr. Sandbrook served in various roles at Oldcastle Inc.’s Products and Distribution Group, Oldcastle Architectural Products Group, and Oldcastle Materials Inc. In 2019, he was elected chairman of the National Ready-Mixed Concrete Association. Mr. Sandbrook has served as a director of Comfort Systems USA since 2018, where he is a member of the Audit and Compensation committees.

Class III—Directors Whose Term Expires in 2026
Name	Age	Principal Occupation and Other Information
Karen B. Fagg	69
Ms. Fagg is a member of the board of directors at MDU Resources Group, where she chairs the Compensation Committee and is a member of the Environmental and Sustainability Committee. As a director nominee for Knife River Holding Company, Ms. Fagg is expected to be non-executive chair of the board. She also is expected to serve on the Nominating and Governance Committee. Ms. Fagg contributes expertise in responsible natural resource development, with expertise in the construction and engineering industries. She was president, CEO and majority owner of HKM Engineering, a large regional civil and structural firm, from 2000-2008; when that business merged with DOWL LLC, Ms. Fagg was named vice president until her retirement in 2011. Prior to that, she was director of the Montana Department of Natural Resources and Conservation, the state agency charged with managing sustainable stewardship of the state’s water, soil, energy and rangeland resources.

Brian R. Gray	52
Mr. Gray was named president of Knife River Corporation effective January 1, 2023, and was named its chief executive officer effective March 1, 2023. Prior to these promotions, he was president of Knife River Corporation’s Northwest segment, a position he held from 2012 to 2022. While at the Northwest segment, Mr. Gray led the acquisition of eight companies and also was instrumental in the development of the Knife River Training Center and corporate-wide safety, training and sustainability programs. He has 29 years of experience at Knife River Corporation and has served on numerous industry boards, including the National Ready Mixed Concrete Association (current) and the Oregon-Columbia chapter of the Associated General Contractors.

Director Independence
A majority of the Knife River Holding Company board of directors will be composed of directors who are “independent” as defined by the rules of the NYSE and the Corporate Governance Guidelines, as described more fully below, to be adopted by the Knife River Holding Company board of directors. Knife River Holding Company will seek to have all of its non-management directors qualify as “independent” under these standards. The Knife River Holding Company board of directors is expected to establish categorical standards to assist it in making its determination of director independence. Knife River Holding Company expects these standards will provide that no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with Knife River Holding Company or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with Knife River Holding Company or any of its subsidiaries).
In making this determination, the Knife River Holding Company board of directors will consider all relevant facts and circumstances. The Corporate Governance Guidelines will comprise a list of all categories of material relationships affecting the determination of a director’s independence. Any relationship that falls below a threshold set forth in the Corporate Governance Guidelines, or is not otherwise listed in the Corporate Governance Guidelines, and is not required to be disclosed under Item 404(a) of SEC Regulation S-K, will be deemed to be an immaterial relationship.
The Knife River Holding Company board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent.

Committees of the Board of Directors
Effective upon the completion of the distribution, the Knife River Holding Company board of directors will have the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.
Audit Committee. Following the completion of the distribution, Knife River Holding Company’s Audit Committee will be responsible, among its other duties and responsibilities, for overseeing Knife River Holding Company’s accounting and financial reporting processes, the audits of Knife River Holding Company’s financial statements, the qualifications and independence of Knife River Holding Company’s independent registered public accounting firm, the effectiveness of Knife River Holding Company’s internal control over financial reporting and the performance of Knife River Holding Company’s internal audit function and independent registered public accounting firm. Knife River Holding Company’s Audit Committee will review and assess the qualitative aspects of Knife River Holding Company’s financial reporting, its processes to manage business and financial risks, and its compliance with significant applicable legal, ethical and regulatory requirements. Knife River Holding Company’s Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of Knife River Holding Company’s independent registered public accounting firm.
Following the completion of the distribution, the members of the Audit Committee are expected to be German Carmona Alvarez, William Sandbrook, and Patricia L. Moss (Chair). Knife River Holding Company’s board of directors is expected to designate German Carmona Alvarez, William Sandbrook, and Patricia L. Moss as “audit committee financial experts,” and determine that each member is “financially literate” and has accounting or related financial management expertise in accordance with the NYSE rules. Knife River Holding Company’s board of directors is also expected to determine that each member of the Audit Committee is “independent” as defined under the NYSE and Exchange Act rules and regulations. The charter of Knife River Holding Company’s Audit Committee states that no director may serve on the Audit Committee if such director simultaneously serves on the audit committee of more than three public companies (including Knife River Holding Company), unless the board of directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee.
Compensation Committee. Following the completion of the distribution, Knife River Holding Company’s Compensation Committee will be responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of Knife River Holding Company and its subsidiaries (including the CEO), establishing the general compensation policies of Knife River Holding Company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of Knife River Holding Company and its subsidiaries. Knife River Holding Company’s Compensation Committee will also periodically review management development and succession plans.
Following the completion of the distribution, the members of the Compensation Committee are expected to be Patricia L. Moss, Thomas Everist, and German Carmona Alvarez (Chair). Knife River Holding Company’s board of directors is expected to determine that each such member of the Compensation Committee is “independent” as defined under the NYSE listing standards. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers after considering the independence factors outlined under the NYSE listing standards, and Knife River Holding Company will provide appropriate funding, as determined by the Compensation Committee, for payment of reasonable compensation to such compensation consultants, outside counsel and other advisers.
Nominating and Governance Committee. Following the completion of the distribution, Knife River Holding Company’s Nominating and Governance Committee will be responsible, among its other duties and responsibilities, for identifying and recommending candidates to the board of directors for election to Knife River Holding Company’s board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to Knife River Holding Company and overseeing board of directors evaluations.
Following the completion of the distribution, the members of the Nominating and Governance Committee are expected to be Karen B. Fagg, William Sandbrook, and Thomas Everist (Chair). Knife River Holding Company’s board of directors is expected to determine that each member of the Nominating and Governance Committee is “independent” as defined under the NYSE listing standards.

Knife River Holding Company’s board of directors is expected to adopt a written charter for each of the Audit Committee, Compensation Committee and Nominating and Governance Committee. These charters will be available without charge on Knife River Holding Company’s website at www.kniferiver.com.
Compensation Committee Interlocks and Insider Participation
Knife River Holding Company’s Compensation Committee will be established in 2023 in connection with the proposed distribution. During Knife River Holding Company’s year ended December 31, 2022, Knife River Holding Company was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as Knife River Holding Company’s executive officers were made by MDU Resources, as described in the section of this information statement captioned “Executive Compensation.” During 2022, no member of the Compensation Committee was at any time an officer or employee of MDU Resources or any of Knife River Holding Company’s subsidiaries nor was any such person a former officer of MDU Resources or any one of Knife River Holding Company’s subsidiaries. During 2022, there were no related party or conflicts of interest transactions between Knife River Holding Company and any of its Compensation Committee members that require disclosure under SEC rules.
Corporate Governance
Board Leadership Structure
Following the completion of the distribution, Knife River Holding Company’s board of directors will be led by its Chair, Karen B. Fagg. As stated in Knife River Holding Company’s Corporate Governance Guidelines, the board has no policy with respect to the separation of the offices of Chair of the Board and CEO. The board believes it is important to retain its flexibility to allocate the responsibilities of the offices of the Chair and CEO in any way that is in the best interests of Knife River Holding Company at a given point in time. The board believes this governance structure currently promotes a balance between the board’s independent authority to oversee Knife River Holding Company’s business and the CEO and the management team who manage the business on a day-to-day basis. The board expects to periodically review its leadership structure to ensure that it continues to meet Knife River Holding Company’s needs.
Executive Sessions
Following the completion of the distribution, Knife River Holding Company’s board of directors will hold regular and special meetings throughout each calendar year. In conjunction with those meetings, executive sessions, which are meetings of the independent directors, will be regularly scheduled throughout the year. Knife River Holding Company’s non-executive Chair will preside over the executive sessions of the board.
Selection of Nominees for Election to the Board
All of Knife River Holding Company’s current directors and those who will be elected to the board prior to the distribution will have been elected by the MDU Resources board of directors. Following the completion of the distribution, Knife River Holding Company’s Corporate Governance Guidelines provide that the Nominating and Governance Committee will identify and select, or recommend that the board select, board candidates who the Nominating and Governance Committee believes are qualified and suitable to become members of the board consistent with the criteria for selection of new directors adopted from time to time by the board. The Nominating and Governance Committee will consider the board’s current composition, including expertise, diversity, and balance of inside, outside and independent directors, and considers the general qualifications of the potential nominees, such as: integrity and honesty; the ability to exercise sound, mature and independent business judgment in the best interests of the stockholders as a whole; a background and experience with construction materials, operations, finance or marketing or other fields that will complement the talents of the other board members; willingness and capability to take the time to actively participate in board and committee meetings and related activities; ability to work professionally and effectively with other board members and Knife River Holding Company’s management; availability to remain on the board long enough to make an effective contribution; satisfaction of applicable independence standards; and absence of material relationships with competitors or other third parties that could present reasonable possibilities of conflict of interest or legal issues.

In identifying candidates for election to the board of directors, the Nominating and Governance Committee will consider nominees recommended by directors, stockholders and other sources. The Nominating and Governance Committee will review each candidate’s qualifications, including whether a candidate possesses any of the specific qualities and skills desirable in certain members of the board of directors. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. Upon selection of a qualified candidate, the Nominating and Governance Committee will recommend the candidate for consideration by the full board of directors. The Nominating and Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.
Following the completion of the distribution, the Nominating and Corporate Governance Committee will consider director candidates proposed by stockholders on the same basis as recommendations from other sources. Following the completion of the distribution, any stockholder who wishes to recommend a prospective candidate for the board of directors for consideration by the Nominating and Governance Committee may do so by submitting the name and qualifications of the prospective candidate in writing to the following address: P.O. Box 5568, Bismarck, North Dakota 58506. Any such submission should also describe the experience, qualifications, attributes and skills that make the prospective candidate a suitable nominee for the board of directors. Knife River Holding Company’s by-laws set forth the requirements for direct nomination by a stockholder of persons for election to the board of directors.
Corporate Governance Guidelines
Knife River Holding Company’s board of directors is expected to adopt Corporate Governance Guidelines to address significant corporate governance issues. Following the completion of the distribution, a copy of these guidelines will be available on the Knife River Holding Company website at www.kniferiver.com. These guidelines provide a framework for Knife River Holding Company’s corporate governance initiatives and cover topics including, but not limited to, director qualification and responsibilities, board composition, director compensation and management, independence standards and succession planning. The Nominating and Governance Committee is responsible for overseeing and reviewing the guidelines and reporting and recommending to Knife River Holding Company’s board of directors any changes to the guidelines.
Stockholder Engagement
Knife River Holding Company expects all of its directors to attend its annual meetings of stockholders and be available to answer questions from stockholders at the meetings. Between meetings, Knife River Holding Company expects Brian R. Gray, the Chief Executive Officer, and/or Nathan W. Ring, the Chief Financial Officer, to engage with stockholders on a regular basis at industry and financial conferences, road shows, and one-on-one meetings. Knife River Holding Company will also make Karen B. Fagg, its non-executive Chair, available to meet with stockholders on matters that they believe are better addressed by an independent director.
Communicating with the Board of Directors
Following the completion of the distribution, any stockholder or interested party who wishes to communicate with Knife River Holding Company’s board of directors as a whole, the independent directors, or any individual member of the board or any committee of the board may write to or email Knife River Holding Company at: CorporateSecretary@kniferiver.com.
Communications addressed to the Knife River Holding Company board of directors or to an individual director will be distributed to the Knife River Holding Company board of directors or to any individual director or directors as appropriate, depending upon the facts and circumstances outlined in the communication. The Knife River Holding Company board of directors is expected to ask the Corporate Secretary’s Office to submit to the Knife River Holding Company board of directors all communications received, excluding only those items that are not related to Knife River Holding Company board of directors duties and responsibilities, such as junk mail and mass mailings; product complaints and product inquiries; new product or technology suggestions; job inquiries and resumes; advertisements or solicitations; and surveys.
Director Qualification Standards
The Nominating and Governance Committee charter will set forth certain criteria for the committee to consider in evaluating potential director nominees. In addition to evaluating a potential director’s independence, the committee will consider whether director candidates have relevant experience in business and industry, government, education and other areas, and will monitor the mix of skills and experience of directors in order to assure that Knife River Holding Company’s board of directors will have the necessary breadth and depth to perform its oversight function effectively. The committee may reevaluate the relevant criteria for board membership from time to time in response to changing business factors or regulatory requirements. Knife River Holding Company’s full board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Governance Committee.
Risk Oversight
Knife River Holding Company’s board of directors as a whole will have responsibility for overseeing Knife River Holding Company’s risk management. The board of directors will exercise this oversight responsibility directly and through its committees. The oversight responsibility of the board of directors and its committees will be informed by reports from Knife River Holding Company’s management team and from Knife River Holding Company’s internal audit department that are designed to provide visibility to the board of directors about the identification and assessment of key risks and Knife River Holding Company’s risk mitigation strategies. The full board of directors will have primary responsibility for evaluating strategic and operational risk management, and succession planning. Following the completion of the distribution, Knife River Holding Company’s Audit Committee will have the responsibility for overseeing its major financial and accounting risk exposures and the steps its management has taken to monitor and control these exposures, including policies and procedures for assessing and managing risk, including oversight on compliance related to legal and regulatory exposure, and meets regularly with Knife River Holding Company’s chief legal and compliance officers. Following the completion of the distribution, Knife River Holding Company’s Compensation Committee will evaluate risks arising from its compensation policies and practices, as more fully described above. The Audit Committee and Compensation Committee will provide reports to the full board of directors regarding these and other matters.
Code of Conduct
Knife River Holding Company’s board of directors is expected to adopt a code of business conduct and ethics that will apply to all of its employees, directors and officers, including its principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Following the completion of the distribution, the guide will be available without charge on Knife River Holding Company’s website at www.kniferiver.com.
Knife River Holding Company will promptly disclose any substantive changes in or waiver of, together with reasons for any waiver of, the guide granted to its executive officers, including its principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and its directors, by posting such information on its website at www.kniferiver.com.
The Knife River Holding Company website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
As discussed elsewhere in this information statement, MDU Resources is separating into two publicly traded companies, MDU Resources and Knife River Holding Company. Knife River Holding Company is not yet an independent company, and its compensation committee has not yet been formed. Following the separation, Knife River Holding Company will have its own executive officers and its own compensation committee of its board of directors (the “Knife River compensation committee”). The following individuals are expected to serve as executive officers of the Company in the positions set forth below effective as of the separation and, based on their roles and/or 2022 compensation, such individuals would have constituted the named executive officers of Knife River Holding Company had it been an independent public company during 2022:
•	Brian R. Gray, President and Chief Executive Officer
•	Nathan W. Ring, Vice President and Chief Financial Officer
•	Trevor J. Hastings, Vice President and Chief Operating Officer
•	Karl A. Liepitz, Vice President, Chief Legal Officer and Secretary
•	Nancy K. Christenson, Vice President of Administration
David C. Barney, the former president and chief executive officer of Knife River Corporation, transitioned on March 1, 2023 to the non-executive position of senior advisor. Mr. Barney is expected to serve in that role through January 3, 2024 in order to support the transition of the role of president and chief executive officer of Knife River Corporation to Mr. Gray.
It is expected that, following the separation and continuing until no later than December 31, 2023, Mr. Hastings will continue to provide certain services, representing not more than 15% of his working time, to MDU Resources in respect of its strategic review of MDU Construction Services Group, Inc.
The following sections of this Compensation Discussion and Analysis describes MDU Resources’ executive compensation philosophy, the 2022 executive compensation program elements applicable to the named executive officers, and certain MDU Resources executive compensation plans, policies and practices, as well as certain aspects of Knife River Holding Company’s anticipated executive compensation arrangements following the separation. Policies, practices and arrangements that are disclosed as those intended to apply to Knife River Holding Company following the separation generally remain subject to the review of, and may generally be modified by, the Knife River compensation committee after the separation.
Compensation Committee Responsibilities and Objectives
The compensation committee of the MDU Resources board of directors (the “MDU Resources compensation committee”) is responsible for designing and approving the executive compensation program and setting compensation opportunities for the named executive officers of MDU Resources. The following are the objectives of the MDU Resources executive compensation program for its executive officers, which we expect to be the objectives of our compensation program for executive officers as of immediately following the separation:
•	recruit, motivate, reward, and retain high performing executive talent required to create superior stockholder value;
•	reward executives for short-term performance as well as for growth in enterprise value over the long-term;
•	ensure effective utilization and development of talent by working in concert with other management processes - for example, performance appraisal, succession planning, and management development;
•	help ensure that compensation programs do not encourage or reward excessive or imprudent risk taking; and
•	provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate.

2022 Compensation of Named Executive Officers
2022 Annual Base Salary
We provide our named executive officers with base salary at a sufficient level to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities. Consistent with the compensation philosophy of linking pay to performance, our executives receive a relatively smaller percentage of their overall target compensation in the form of base salary. In establishing base salaries, consideration is given to each executive’s individual performance, the scope and complexities of their responsibilities, internal equity, and whether the base salary is competitive as measured against the base salaries of similarly situated executives in our compensation peer group and market compensation data. The annual base salaries for our named executive officers during 2022 were as follows:
Executive	2022 Annual Base Salary
Brian R. Gray	$327,820
Nathan W. Ring	$302,952
Trevor J. Hastings	$400,000
Karl A. Liepitz	$440,000
Nancy K. Christenson	$280,000
2022 Annual Cash Incentive Awards
For 2022, each of our named executive officers was assigned a target annual incentive award based on a percentage of the executive’s base salary. The actual annual cash incentive realized was determined by multiplying the target award by the payout percentage associated with the achievement of the performance measures applicable to the named executive officer. Performance measures varied depending on the named executive officer’s role in 2022. The bonus targets, performance measures, performance results and payout levels for our named executive officers for 2022 are summarized below.
Executive	Target Bonus (% of Salary)	Measures and Weightings	Actual Payout (% of Target)
Brian R. Gray	75%	Northwest segment EBITDA (50%), Construction Materials and Contracting EBITDA (45%); Safety (5%)	135.3%
Nathan W. Ring	40%	Construction Materials and Contracting EBITDA (100%)	78.5%
Trevor J. Hastings	60%	Pipeline Earnings (80%); MDU Resources adjusted EPS (20%); DEI Modifier	15.3%
Karl A. Liepitz	75%	MDU Resources adjusted EPS (100%); DEI Modifier	56.7%
Nancy K. Christenson	40%	Construction Materials and Contracting EBITDA (100%)	78.5%
MDU Resources adjusted EPS
The MDU Resources compensation committee selected earnings per share from continuing operations as the shared financial metric as it is a key indicator of company results and used to communicate annual performance expectations with the financial community. The earnings per share target of $2.07 reflects MDU Resources’ 2022 financial goal to achieve an estimated return on invested capital of 7.7%.
Construction Materials and Contracting EBITDA
The MDU Resources compensation committee selected EBITDA from continuing operations as the performance metric for the construction materials and contracting segment as it is a financial performance metric common to the construction industry and encourages the leadership to focus on growth by excluding the impact of items such as taxes, interest, depreciation and amortization from the performance result which are largely out of their control. The target of $331.3 million in EBITDA from continuing operations for the construction materials and contracting segment reflects the financial goal needed to achieve returns on invested capital of 9.5%.

Northwest Segment EBITDA
Like EBITDA from continuing operations for the construction materials and contracting segment, Northwest segment EBITDA provides a financial performance metric common to the construction industry and specific to the operations Mr. Gray was primarily responsible for during 2022. The target of $82.0 million in EBITDA was selected.
Safety
Safety is one of our corporate values and significant to management of construction materials and contracting operations. The lost time rate was chosen as the metric for Mr. Gray as it is a good measure of the severity of injuries and how well they are managed. A target lost time rate of 0.33 was selected based on the company’s historical performance which is better than industry average. A lost time rate greater than 0.397 results in no payout on the on the performance metric.
Pipeline segment – Earnings
GAAP earnings from continuing operations of our pipeline segment provides a key measure of performance for regulated entities such as our pipeline segment which Mr. Hastings was primarily responsible for in 2022. The target of $43.0 million in earnings from continuing operations for the pipeline segment reflects the financial goal needed to achieve returns on invested capital of 7.1%.
DEI Modifier
The DEI modifier is a separate performance measure, independent of the achievement of the financial performance measures and is based on the MDU Resources compensation committee’s assessment of management’s progress toward the completion of the following DEI initiatives:
•
Enhance the formal succession planning process to include the review of all Section 16 officer, key executive and business segment officers positions to ensure diverse representation in terms of gender, ethnicity, individuals with disabilities and veteran status and the development of candidates being prepared for these positions.

•	Increase outreach activities and efforts aimed at attracting diverse candidates to positions within our businesses.
•	Enhance new employee onboarding processes to include DEI training and formal mentoring programs.
•	Implement a consistent human resources dashboard across all businesses to build baseline information and track key metrics to provide insight into the make-up and diversity of our employee population.
The DEI modifier applied to Mr. Hastings and Mr. Liepitz in 2022 and adds or deducts up to 5% of the executives annual incentive target based on the MDU Resources compensation committee’s assessment.
Actual Results
The 2022 performance measure results reflect MDU Resources’ 2022 financial performance and are presented below:
Performance Measure	Target	Result	Percent of Performance	Payout Percentage
MDU Resources Earnings per Share[1]	$2.07	$1.87	90.3%	51.7%
Construction Materials and Contracting EBITDA2	$331.3 million	$307.5 million	92.8%	78.5%
Northwest segment EBITDA	$82.0 million	$103.9 million	126.6%	200.0%
Safety - Lost Time Rate	0.330	0.600	181.8%	0.0%
Pipeline earnings	$43.0 million	$35.3 million	82.1%	0.0%
1
Earnings used to calculate EPS from continuing operations was adjusted to remove the effect of transaction costs incurred for acquisitions and mergers as well as costs incurred associated with the company’s intent to separate the construction materials and contracting segment pursuant to a tax-free spinoff and the strategic review to optimize the value of the construction services segment.

2	Construction materials and contracting segment EBITDA from continuing operations was adjusted to remove the effect of transaction costs incurred for acquisitions and mergers.
Based on the assessment of the MDU Resources compensation committee, each of Messrs. Hastings and Liepitz was awarded a DEI modifier award of 5.0% of the executive’s target annual incentive.
2022 Long-Term Equity Incentive Awards
In February 2022, the MDU Resources compensation committee and the MDU Resources board of directors approved grants to our named executive officers (other than Mr. Gray, who did not participate in this program in 2022) of performance shares and restricted stock units which are eligible to vest into MDU Resources stock plus dividend equivalents at the end of 2024. The amounts of the 2022 awards granted to our named executive officers are shown below.
Name	75% Performance Share Opportunities (#)	25% Time-Vesting Restricted Stock Unit Opportunities (#)
Brian R. Gray	—	—
Nathan W. Ring	4,101	1,367
Trevor J. Hastings	9,845	3,282
Karl A. Liepitz	17,328	5,776
Nancy K. Christenson	3,791	1,263
The performance share portion of the grant may vest at the end of a three-year period between 0% and 200%. Determination of vesting is based on the achievement of two separate performance measures each making up 50% of the award:
•	Total stockholder return relative to that of a group of peer companies selected from the S&P 400 MidCap Index is the measure to align with MDU Resources’ performance relative to its peers.
•	Compound annual growth rate in earnings from continuing operations is the measure to encourage continued growth of MDU Resources.
Earnings used to calculate earnings growth from continuing operations for the 2022 awards may be adjusted, as such adjustments are approved by the MDU Resources compensation committee, to remove:
•	the effect on earnings from losses/impairments on asset sales/dispositions/retirements;
•	the effect on earnings from withdrawal liabilities relating to multiemployer pension plans;
•	the effect on earnings from costs incurred for acquisitions or mergers; and
•	the effect on earnings from unanticipated tax law changes.
Vesting of performance shares and associated dividend equivalents is predicated on achievement of an established level associated with each performance measure. Threshold, target and maximum payouts as a percentage of target performance for the 2022 measures are:
	MDU Resources’ Relative TSR Percentile Rank	MDU Resources’ Earnings Growth Rate as a Percentage of Target	Vesting Percentage of Award Target
Maximum	75th or higher	153.8% of target or higher	200%
Target	50th	Target	100%
Threshold	25th	46.2% of target	20%
Below threshold	Less than 25th	less than 46.2% of target	0%
Vesting for performance falling between the intervals is interpolated.
The time-vesting restricted stock units represent 25% of the long-term incentive opportunity and will vest on December 31, 2024, generally subject to the executive’s continued employment through the vesting date.
Treatment of the 2022 MDU Resources performance shares and restricted stock units, as well as other outstanding MDU Resources equity awards, in connection with the separation is summarized in this information statement under the heading “The Separation and Distribution – Treatment of Equity-Based Compensation.”

Post-Employment Benefits
MDU Resources provides post-employment benefit plans and programs in which our named executive officers participate. We expect to provide similar post-employment plans and programs. Our named executive officers participated in the following plans during 2022:
Plans	Brian R. Gray	Nathan W. Ring	Trevor J. Hastings	Karl A. Liepitz	Nancy K. Christenson
Pension Plans	No	No	Yes	Yes	Yes
401(k) Retirement Plan	Yes	Yes	Yes	Yes	Yes
Supplemental Income Security Plan	No	No	Yes	No	Yes
Company Credit to Deferred Compensation Plan	Yes	Yes	Yes	Yes	Yes
Expected Compensation Arrangements after Separation and Distribution
It is expected that Knife River Holding Company’s executive compensation program will consist of four principal elements: (1) annual base salary, (2) annual cash incentive opportunity, (3) long-term equity incentive opportunity, and (4) employee benefits and limited executive perquisites.
Executive	Base Salary	Target Annual Cash Incentive[1]	Long-Term Incentive Opportunity[1]	Total Target Compensation
Brian R. Gray	$800,000	$670,417	$2,676,389	$4,146,806
Nathan W. Ring	$450,000	$249,638	$675,000	$1,374,638
Trevor J. Hastings	$500,000	$323,750	$750,000	$1,573,750
Karl A. Liepitz	$470,000	$352,500	$799,000	$1,621,500
Nancy K. Christenson	$350,000	$171,267	$350,000	$871,267
1	Target annual cash incentive and long-term incentive opportunity reflect a blended rate consistent with offer letters effective with the separation and distribution.
In connection with the separation and distributions, pursuant to the employee matters agreement, our named executive officers will be entitled to a pro rata annual cash incentive award for the period ending immediately prior to the distribution date based on actual performance as determined by the MDU Resources compensation committee.
Peer Group
It is expected that the initial Knife River Holding Company peer group to be used for purposes of benchmarking compensation of named executive officers will consist of the companies set forth below, subject to the review and approval of the Knife River compensation committee after the separation. This peer group includes 16 companies in the construction materials, construction and engineering, and building products industries, with trailing 12 months revenue of between approximately $1.18 billion and $6.62 billion.
Vulcan Materials Company	Summit Materials, Inc.	The AZEK Company Inc.
Martin Marietta Materials, Inc.	Arcosa, Inc.	Gibraltar Industries, Inc.
Dycom Industries, Inc.	Minerals Technologies Inc.	Construction Partners, Inc.
Granite Construction Incorporated	Eagle Materials Inc.	Armstrong World Industries, Inc.
Allegion plc	Simpson Manufacturing Co., Inc.
Masonite International Corporation	Sterling Infrastructure, Inc.
Employment and Severance Agreements
We expect to enter into offer letters with our named executive officers setting forth their expected compensation opportunities following the separation and distribution. Prior to the effectiveness of the registration statement of which this information statement forms a part, a description of the material terms of these offer letters will be included in an amendment to this information statement.

We typically do not have employment or severance agreements with our executives entitling them to specific payments upon termination of employment or a change of control of the company. We expect that the Knife River compensation committee will generally consider providing severance benefits on a case-by-case basis.
Stock Ownership Requirements
It is expected that the Knife River Holding Company executive stock ownership guidelines will initially be consistent with the MDU Resources executive stock ownership guidelines. Under the MDU Resources policy, executives participating in the MDU Resources Long-Term Performance-Based Incentive Plan are required within five years of appointment or promotion into an executive level to beneficially own MDU Resources common stock equal to a multiple of their base salary as outlined in the stock ownership policy, which is currently six times base salary in the case of the MDU Resources CEO and three times base salary in the case of all others named executive officers. Stock owned through its 401(k) plan or by a spouse is considered in ownership calculations as well as unvested restricted stock units. The level of stock ownership compared to the ownership requirement is determined based on the closing sale price of its stock on the last trading day of the year and base salary at December 31 of the same year.
Clawback Provision
The MDU Resources Long-Term Performance-Based Incentive Plan and MDU Resources Executive Incentive Compensation Plan include provisions commonly referred to as a clawback provision. The MDU Resources compensation committee may, or shall if required, take action to recover incentive-based compensation from specific executives in the event MDU Resources is required to restate its financial statements due to material noncompliance with any financial reporting requirements under the securities laws. We expect that the Knife River Holding Company Long-Term Performance-Based Incentive Plan and Executive Incentive Compensation Plan will include similar provisions.

EXECUTIVE COMPENSATION TABLES
Summary Compensation Table for 2022
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (e)[1]	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)[2]	All Other Compensation ($) (i)[3]	Total ($) (j)
Brian R. Gray	2022	359,341[4]	—	332,717	—	72,308	764,366
President and CEO
Nathan W. Ring	2022	302,952	169,102	95,127	—	63,077	630,258
Vice President and Chief Financial Officer
Trevor J. Hastings	2022	400,000	405,956	36,720	—	97,478	940,154
Vice President and Chief Operating Officer
Karl A. Liepitz	2022	440,000	714,491	187,110	—	100,604	1,442,205
Vice President, Chief Legal Officer and Secretary
Nancy K. Christenson	2022	280,000	156,301	87,920	17,630	80,378	622,229
Vice President of Administration
1
Amounts in this column represent the aggregate grant date fair value of MDU Resources performance share award opportunities at target calculated in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718. This column was prepared assuming none of the awards were or will be forfeited. The amounts were calculated as described in Note 12 of our audited financial statements in our Form 10 for the year ended December 31, 2022. For 2022, the aggregate grant date fair value of outstanding MDU Resources performance share award opportunities assuming the highest level of payout would be as follows:

Name	Aggregate Grant Date Fair Value at Highest Payout ($)
Brian R. Gray	—
Nathan W. Ring	300,297
Trevor J. Hastings	720,901
Karl A. Liepitz	1,268,814
Nancy K. Christenson	277,580
2
Amounts shown for 2022 represent the change in the actuarial present value for the named executive officers’ accumulated benefits under the pension plan, and SISP, collectively referred to as the “accumulated pension change,” plus above-market earnings on deferred annual incentives as of December 31, 2022.

Name	Accumulated Pension Change ($)	Above Market Earnings ($)
Brian R. Gray	—	—
Nathan W. Ring	—	—
Trevor J. Hastings	(392,740)	—
Karl A. Liepitz	(26,285)	—
Nancy K. Christenson	(455,047)	17,630
3	All Other Compensation for 2022 is comprised of:
Name	401(k) Plan ($)[a]	Nonqualified Deferred Compensation Plan ($)[b]	Life Insurance Premium ($)	Matching Charitable Contributions ($)	Vehicle Allowance	Dividend Equivalents ($)[c]	Total ($)
Brian R. Gray	24,400	32,782	507	—	14,619	—	72,308
Nathan W. Ring	24,218	30,295	469	120	—	7,975	63,077
Trevor J. Hastings	36,600	40,000	619	1,300	—	18,959	97,478
Karl A. Liepitz	30,500	44,000	681	975	—	24,448	100,604
Nancy K. Christenson	40,500	28,000	433	4,200	—	7,245	80,378
a	Represents company contributions to the MDU Resources 401(k) plan, which includes matching contributions, profit sharing and retirement contributions associated with certain frozen pension plans.

b
Represents company contribution amounts to the MDU Resources Group, Inc. Deferred Compensation Plan (MDU Resources DCP) which are approved by the compensation committee and the board of directors. The purpose of the plan is to recognize outstanding performance coupled with enhanced retention as the MDU Resources DCP requires a vesting period. For further information, see the section entitled “Nonqualified Deferred Compensation for 2022.”

c
Represents accrued dividend equivalents for 2022 on the 2022-2024, 2021-2023, and 2020-2022 MDU Resources performance share awards associated with financial performance measures and MDU Resources restricted stock units. The 2022-2024 and 2021-2023 awards are presented at target, and the 2020-2022 MDU Resources performance share awards are presented based on the actual achievement of the performance measures.

4	Mr. Gray’s salary amount includes the payout of accrued vacation of $31,521 upon his transfer from the Northwest segment to Knife River Corporation.
Grants of Plan-Based Awards in 2022
See the sections of this information statement entitled “Compensation Discussion and Analysis—2022 Annual Cash Incentive Awards” and “Compensation Discussion and Analysis—2022 Long-Term Equity Incentive Awards” for further information about the awards presented below.
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards ($) (l)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Brian R. Gray	2/17/2022[1]	61,466	245,865	491,730
	2/17/20222				—	—	—		—
	2/17/2022[3]							—	—
Nathan W. Ring	2/17/2022[1]	30,295	121,181	302,953
	2/17/2022[2]				820	4,101	8,202		131,195
	2/17/2022[3]							1,367	37,907
Trevor J. Hastings	2/17/2022[1]	60,000	240,000	480,000
	2/17/2022[2]				1,969	9,845	19,690		314,946
	2/17/2022[3]							3,282	91,010
Karl A. Liepitz	2/17/2022[1]	82,500	330,000	660,000
	2/17/2022[2]				3,465	17,328	34,656		554,323
	2/17/2022[3]						5,776	5,776	160,168
Nancy K. Christenson	2/17/2022[1]	28,000	112,000	280,000
	2/17/2022[2]				758	3,791	7,582		121,278
	2/17/2022[3]							1,263	35,023
1	Annual incentive for 2022 granted pursuant to the MDU Resources Group, Inc. Executive Incentive Compensation Plan (the “MDU Resources EICP”).
2	MDU Resources Performance shares for the 2022-2024 performance period granted pursuant to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan (the “MDU Resources LTIP”).
3	MDU Resources Restricted Stock Units for the 2022-2024 period granted pursuant to the MDU Resources LTIP.

Outstanding Equity Awards at Fiscal Year-End 2022
	Stock Awards
Name (a)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (g)[1]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (h)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)[2]
Brian R. Gray	—	—	—	—
Nathan W. Ring	2,838	86,105	13,357	405,251
Trevor J. Hastings	6,640	201,458	32,077	973,216
Karl A. Liepitz	11,176	339,080	33,529	1,017,270
Nancy K. Christenson	2,590	78,581	12,101	367,144
1	Below is the breakdown by year of the outstanding restricted stock unit awards:
Name	2020-2022 Award (#)	2021-2023 Award (#)	2022-2024 Award (#)	Total (#)
Brian R. Gray	n/a	—	—	—
Nathan W. Ring	n/a	1,471	1,367	2,838
Trevor J. Hastings	n/a	3,358	3,282	6,640
Karl A. Liepitz	n/a	5,400	5,776	11,176
Nancy K. Christenson	n/a	1,327	1,263	2,590
2
Value based on the number of MDU Resources performance shares and MDU Resources restricted stock units reflected in columns (g) and (i) multiplied by $30.34, the year-end per share closing stock price for 2022.

3	Below is a breakdown by year of the outstanding MDU Resources performance share awards:
Name	2020-2022 Award (#)	2021-2023 Award (#)	2022-2024 Award (#)	Total (#)
Brian R. Gray	—	—	—	—
Nathan W. Ring	4,842	4,414	4,101	13,357
Trevor J. Hastings	12,157	10,075	9,845	32,077
Karl A. Liepitz	—	16,201	17,328	33,529
Nancy K. Christenson	4,327	3,983	3,791	12,101
MDU Resources performance shares for the 2020 award are shown at the target level (100%) based on results for the 2020-2022 performance period being between threshold and target.
MDU Resources performance shares for the 2021 award are shown at the target level (100%) based on results for the first two years of the 2021-2023 performance period being between threshold and target.
MDU Resources performance shares for the 2022 award are shown at the target level (100%) based on results for the first year of the 2022-2024 performance period being between threshold and target.
While for purposes of the Outstanding Equity Awards at Fiscal Year-End 2022 Table, the number of shares and value shown for the 2020-2022 performance period is at 100% of target, the actual results for the performance period certified by the compensation committee and settled on February 16, 2023, was 91.7% of target.

Option Exercises and Stock Vested During 2022
	Stock Awards
Name (a)	Number of Shares Acquired on Vesting (#) (d)[1]	Value Realized on Vesting ($) (e)[2]
Brian R. Gray	—	—
Nathan W. Ring	7,592	253,155
Trevor J. Hastings	18,421	614,248
Karl A. Liepitz	—	—
Nancy K. Christenson	6,782	261,446
1	Reflects MDU Resources performance shares for the 2019-2021 performance period ended December 31, 2021, which were settled February 17, 2022.
2
Reflects the value of vested MDU Resources performance shares based on the closing stock price of $30.84 per share upon the vesting of stock on December 31, 2021, and the dividend equivalents paid on the vested MDU Resources performance shares.

Pension Benefits for 2022
Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)[1]	Present Value of Accumulated Benefit ($) (d)
Brian R. Gray	Pension	n/a	—
	SISP	n/a	—
Nathan W. Ring	Pension	n/a	—
	SISP	n/a	—
Trevor J. Hastings	Pension	13	262,850
	SISP	10	331,806
Karl A. Liepitz	Pension	6	28,624
	SISP	n/a	—
Nancy K. Christenson	Pension	32	1,048,635
	SISP	10	800,899
1
Years of credited service related to the pension plans reflects the years of participation in the plan as of December 31, 2009, when the pension plan was frozen. Years of credited service related to the MDU Resources Group, Inc. Supplemental Income Security Plan (SISP) reflects the years toward full vesting of the benefit which is 10 years.

2
Messrs. Gray and Ring do not participate in the pension plans. Mr. Hastings and Ms. Christenson participate in the Knife River Corporation Salaried Employees’ Pension Plan (the “KRC pension plan”) and the SISP. Mr. Liepitz participates in the MDU Resources Group, Inc. Pension Plan for Non-Bargaining Unit Employees (the “MDU Resources pension plan”).

The amounts shown for the pension plans and SISP represent the actuarial present values of the executives’ accumulated benefits accrued as of December 31, 2022, calculated using:
•	a 4.97% discount rate for the SISP
•	a 5.05% discount rate for the KRC pension plan;
•	a 5.04% discount rate for the MDU Resources pension plan
•	the Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post commencement only); and
•	no recognition of pre-retirement mortality.
The actuary assumed a retirement age of 60 for the pension, and SISP benefits and assumed retirement benefits commence at age 60 for the pension and age 65 for SISP benefits.
Pension Plans
Mr. Hastings and Ms. Christenson participate in the KRC pension plan while Mr. Liepitz participates in the MDU Resources pension plan. Both plans apply to employees hired before 2006 and were amended to cease benefit accruals as of December 31, 2009. The benefits under both pension plans are based on a participant’s average annual salary over the 60 consecutive month period where the participant received the highest annual salary between 1999 and 2009. Benefits are paid as straight life annuities for single participants and as actuarially reduced annuities with a survivor benefit for married participants unless they choose otherwise.
Supplemental Income Security Plan
The SISP, a nonqualified defined benefit retirement plan, was offered to select key managers and executives. SISP benefits are determined by reference to levels defined within the plan. The MDU Resources compensation committee, after receiving recommendations from the MDU Resources CEO, determined each participant’s level within the plan. On February 11, 2016, the SISP was amended to exclude new participants to the plan and freeze current benefit levels for existing participants.
SISP Benefits
SISP is intended to augment the retirement income provided under the pension plans and are payable to the participant or their beneficiary for a period of 15 years. The SISP benefits are subject to a vesting schedule where participants are 100% vested after ten years of participation in the plan.
Participants can elect to receive the SISP as:
•	monthly retirement benefits only;
•	monthly death benefits paid to a beneficiary only; or
•	a combination of retirement and death benefits, where each benefit is reduced proportionately.
Regardless of the election, if the participant dies before the SISP retirement benefit commences, only the SISP death benefit is provided.
The SISP benefits are forfeited if the participant’s employment is terminated for cause.
Nonqualified Deferred Compensation for 2022
Deferred Annual Incentive Compensation
Executives participating in the MDU Resources EICP could elect to defer up to 100% of their annual incentive awards which would accrue interest at a rate determined each year based on an average of the Treasury High Quality Market Corporate Bond Yield Curve for the last business day of each month for the twelve-month period from October to September. The interest rate in effect for 2022 was 3.06%. Payment of deferred amounts is in accordance with the participant’s election either as lump sum or in monthly installments not to exceed 120 months, following termination of employment or beginning in the fifth year following the year the award was earned. In the event of a change of control (as defined in the plan), all amounts deferred would immediately become payable. The deferred compensation provision of the MDU Resources EICP was frozen to new contributions effective January 1, 2021.
Nonqualified Defined Contribution Plan
MDU Resources adopted the MDU Resources Nonqualified Defined Contribution Plan, effective January 1, 2012, to provide deferred compensation for a select group of employees. Contributions by MDU Resources to participant accounts were approved by the MDU Resources compensation committee and constitute an unsecured promise of MDU Resources to make such payments. Participant accounts capture the hypothetical investment experience based on the participant’s elections. Participants may select from a group of investment options including fixed income, balance/asset allocation, and various equity offerings. Contributions made prior to 2017 vest four years after each contribution while contributions made in and after 2017 vest ratably over a three-year period in accordance with the terms of the plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon separation from service with the company. Plan benefits become fully vested if the participant dies while actively employed. Benefits are forfeited if the participant’s employment is terminated for cause. The MDU Resources Nonqualified Defined Contribution Plan was frozen to new participants and contributions effective January 1, 2021.

MDU Resources Group, Inc. Deferred Compensation Plan
MDU Resources adopted the MDU Resources Group, Inc. Deferred Compensation Plan, effective January 1, 2021, to replace the option to defer annual incentive payments available under the MDU Resources EICP and contributions by MDU Resources to participants’ accounts through the MDU Resources Nonqualified Defined Contribution Plan. Under the MDU Resources Group, Inc. Deferred Compensation Plan, participants can defer up to 80% of base salary and up to 100% of their annual incentive payment. MDU Resources provides discretionary credits to select individuals recommended by the MDU Resources CEO and approved by the MDU Resources compensation committee. Participants are 100% vested in their contributions of salary and/or annual incentive but vesting of discretionary employer credits occurs ratably over three years. Participants can establish one or more retirement or in-service accounts which capture the hypothetical investment experience based on a suite of investment options similar to the MDU Resources Nonqualified Defined Contribution Plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon a qualifying distribution event. Plan benefits become fully vested if the participant dies or becomes disabled while actively employed. Benefits are forfeited if the participant’s employment is terminated for cause.
The table below includes individual deferrals of salary and/or annual incentive and company contributions made during 2022 under the MDU Resources Group, Inc. Deferred Compensation Plan. Aggregate earnings and the balance represent the combined participant earnings and participant balances under all three nonqualified plans.
Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Brian R. Gray	30,285	32,782	(65,479)	—	321,876[1]
Nathan W. Ring	—	30,295	(34,117)	—	154,231[2]
Trevor J. Hastings	—	40,000	(40,830)	—	190,548[3]
Karl A. Liepitz	—	44,000	(25,874)	—	120,127[4]
Nancy K. Christenson	22,837	28,000	41,135	—	2,232,128[5]
1
Mr. Gray deferred 10% of his 2021 annual incentive which was contributed to the MDU Resources Group, Inc. Deferred Compensation Plan in 2022. Amounts shown in column (c) are included in the “All Other Compensation” column of the Summary Compensation Table.

2	Amounts shown in column (c) are included in the “All Other Compensation” column of the Summary Compensation Table.
3	Amounts shown in column (c) are included in the “All Other Compensation” column of the Summary Compensation Table.
4	Amounts shown in column (c) are included in the “All Other Compensation” column of the Summary Compensation Table.
5
Ms. Christenson deferred 25% of her 2021 annual incentive which was contributed to the MDU Resources Group Inc. Deferred Compensation Plan in 2022. Amounts shown in column (c) is included in the “All Other Compensation” column of the Summary Compensation Table.

Potential Payments upon Termination or Change of Control
The Potential Payments upon Termination or Change of Control Table shows the payments and benefits our named executive officers would receive in connection with a variety of employment termination scenarios or upon a change of control. The scenarios include:
•	Voluntary or Not for Cause Termination;
•	Death;
•	Disability;
•	Change of Control with Termination; and
•	Change of Control without Termination.
For the named executive officers, the information assumes the terminations or the change of control occurred on December 31, 2022. The table excludes compensation and benefits our named executive officers would earn during their employment with us whether or not a termination or change of control event had occurred. The tables also do not include benefits under plans or arrangements generally available to all salaried employees and that do not discriminate in favor of the named executive officers, such as benefits under our qualified defined benefit pension plan (for employees hired before 2006), accrued vacation pay, continuation of health care benefits, and life insurance benefits. The tables also do not include deferred compensation under MDU Resources EICP, MDU Resources Nonqualified Defined Contribution Plan, or MDU Resources Group, Inc. Deferred Compensation Plan. These amounts are shown and explained in the “Nonqualified Deferred Compensation for 2022” Table.
Compensation
MDU Resources typically does not have employment or severance agreements with its executives entitling them to specific payments upon termination of employment or a change of control of the company. The MDU Resources compensation committee generally considers providing severance benefits on a case-by-case basis. Any post-employment or change of control benefits available to its executives are addressed within our incentive and retirement plans. Because severance payments are discretionary, no amounts are presented in the tables.
All our named executive officers were granted their 2022 annual incentive award under the MDU Resources EICP which has no change of control provision in regards to annual incentive compensation other than for deferred compensation. The MDU Resources EICP requires participants to remain employed with the company through the service year to be eligible for a payout unless otherwise determined by the MDU Resources compensation committee for executive officers or employment termination after age 65. All our scenarios assume a termination or change in control event on December 31st. In these scenarios, the named executive officers would be considered employed for the entire performance period and would be eligible to receive their annual incentive award based on the level that the performance measures were achieved. Therefore, no amounts are shown for annual incentives in the tables for our named executive officers, as they would be eligible to receive their annual incentive award with or without a termination or change of control on December 31, 2022.
For those named executive officers participating in the MDU Resources LTIP, they received equity awards which consist of MDU Resources performance share awards for the 2020-2022, 2021-2023 and 2022-2024 vesting periods and MDU Resources restricted stock units for the 2021-2023 and 2022-2024 vesting periods.
As a result, in the case of a change of control (as defined in the MDU Resources LTIP) (with or without termination) both MDU Resources performance share awards and MDU Resources restricted stock unit awards would be deemed fully earned and vest at their target levels for the named executive officers.
For MDU Resources performance share awards, if a participant terminates employment for any reason other than a change of control or prior to reaching age 55 with 10 years of service, their performance share awards are forfeited. If a participant terminates employment for any reason other than for cause after reaching age 55 and completing 10 years of service, performance share awards are prorated as follows:
•	termination of employment during the first year of the vesting period = equity shares awards are forfeited;
•	termination of employment during the second year of the vesting period = equity shares awards earned are prorated based on the number of months employed during the vesting period; and
•	termination of employment during the third year of the vesting period = full amount of any equity shares awards earned are received.
Under the scenarios of voluntary or not for cause termination, disability or death, Ms. Christenson would receive MDU Resources performance shares as she has each reached age 55 and has 10 or more years of service. The number of MDU Resources performance shares received would be based on the following:
•	2020-2022 MDU Resources performance shares would vest based on the achievement of the performance measure for the period ended December 31, 2022, which was 91.7%;
•
2021-2023 MDU Resources performance shares would be prorated at 24 out of 36 months (2/3) of the vesting period and vest based on the actual achievement of the performance measure for the period ended December 31, 2023. For purposes of the Potential Payments upon Termination or Change of Control Table, the performance achievement for the performance period is shown at target; and

•	2022-2024 MDU Resources performance shares would be forfeited.

Messrs. Ring, Hastings and Liepitz have not reached age 55; therefore, they are not eligible for vesting of MDU Resources performance shares in the event of their termination, death or disability. Mr. Gray has not previously participated in the MDU Resources LTIP.
The MDU Resources restricted stock unit award agreement provides that restricted stock unit share awards are forfeited if the participant’s employment terminates for situations other than death, disability or before the participant has reached age 55 with 10 years of service. If a participant’s employment terminates after reaching age 55 and completing 10 years of service, restricted stock unit share awards are prorated as follows:
•	termination of employment during the first year of the vesting period = MDU Resources restricted stock unit awards are forfeited;
•
termination of employment during the second year of the vesting period = MDU Resources restricted stock unit awards earned are prorated based on the number of months employed during the vesting period; and

•	termination of employment during the third year of the vesting period = full amount of any MDU Resources restricted stock unit awards earned are received.
In situations of death or disability, the MDU Resources restricted stock unit awards earned would be prorated based on the number of full months of employment completed prior to death or disability during the vesting period.
For 2022, MDU Resources awards include MDU Resources restricted stock units for the 2021-2023 and 2022-2024 vesting periods. In the case of voluntary or not for cause termination, Ms. Christenson would forfeit her 2022-2024 MDU Resources restricted stock units but receive her 2021-2023 MDU Resources restricted stock units based on a proration of 24 out of 36 months (2/3). Messrs. Ring, Hastings and Liepitz have not reached age 55; therefore, they are not eligible for vesting of MDU Resources performance shares in the case of voluntary or not for cause termination, they would forfeit their 2021-2023 and 2022-2024 MDU Resources restricted stock unit awards.
In the case of termination due to death or disability, all our named executive officers except Mr. Gray would receive 1/3 of the granted shares associated with the 2022-2024 MDU Resources award based on 12 out of 36 months of the vesting period and 2/3 of the granted shares associated with the 2021-2023 MDU Resources award based on 24 out of 36 months of the vesting period.
For purposes of calculating the MDU Resources performance share and MDU Resources restricted stock unit award value shown in the Potential Payments upon Termination or Change of Control Table, the number of vesting shares was multiplied by the average of the high and low stock price for the last market day of the year, which was December 31, 2022. Dividend equivalents based on the number of vesting shares are also included in the amounts presented.
Benefits
Supplemental Income Security Plan
As described in the “Pension Benefits for 2022” section, the SISP provides benefit payments for 15 years commencing at the latter of retirement or age 65. Of the named executive officers, only Mr. Hastings and Ms. Christenson participate in the SISP benefits and are 100% vested in their benefit.
Under all scenarios except death and change of control without termination, the payment represents the present value of the vested SISP benefit as of December 31, 2022, using the monthly retirement benefit shown in the table below and a discount rate of 4.97%.
	Monthly SISP Retirement Payment ($)	Monthly SISP Death Payment ($)
Trevor J. Hastings	5,360	10,720
Nancy K. Christenson	6,250	12,500
Because the plan requires a participant to be no longer actively employed by the company in order to be eligible for payments, we do not show benefits for the change of control without termination scenario.

Disability
MDU Resources provides disability benefits to some of our salaried employees equal to 60% of their base salary, subject to a salary limit of $200,000 for officers and $100,000 for other salaried employees. For all eligible employees, disability payments continue until as follows:
Age When Disabled	Benefits Payable
Prior to age 60	To age 65
Ages 60 to 64	60 months
Ages 65-67	To age 70
Age 68 and over	24 months
Disability benefits are reduced for amounts paid as retirement benefits which include pension and SISP benefits. The disability payments in the Potential Payments upon Termination or Change of Control Table reflect the present value of the disability benefits attributable to the additional $100,000 of base salary recognized for executives under the MDU Resources disability program, subject to the 60% limitation, after reduction for amounts that would be paid as retirement benefits. For Mr. Hastings and Ms. Christenson who participate in the KRC pension plan and Mr. Liepitz who participates in the MDU Resources pension plan, the amount represents the present value of the disability benefit after reduction for retirement benefits using a discount rate of 5.05% for the KRC pension plan and 5.04% for the MDU Resources plan. For Messrs. Gray and Ring, who do not participate in the pension plans, the amount represents the present value of the disability benefit without reduction for retirement benefits using the discount rate of 4.97%, which is considered a reasonable rate for purposes of the calculation.
Potential Payments upon Termination or Change of Control Table
Executive Benefits and Payments upon Termination or Change of Control	Voluntary or Not for Cause Termination ($)	Death ($)	Disability ($)	Change of Control (With Termination) ($)	Change of Control (Without Termination) ($)
Brian R. Gray
Benefits and Perquisites:
Disability Benefits	—	—	554,689	—	—
Total	—	—	554,689	—	—
Nathan W. Ring
Compensation:
MDU Resources Performance Shares	—	—	—	429,096	429,096
MDU Resources Restricted Stock Units	—	45,716	45,716	89,888	89,888
Benefits and Perquisites:
Disability Benefits	—	—	701,224	—	—
Total	—	45,716	746,940	518,984	518,984
Trevor J. Hastings
Compensation:
MDU Resources Performance Shares	—	—	—	1,030,924	1,030,924
MDU Resources Restricted Stock Units	—	106,004	106,004	210,238	210,238
Benefits and Perquisites:
SISP	320,090		320,090	320,090
SISP Death Benefits		640,180
Disability Benefits	—	—	487,577	—	—
Total	320,090	746,184	913,671	1,561,252	1,241,162
Karl A. Liepitz
Compensation:
MDU Resources Performance Shares	—	—	—	1,060,963	1,060,963

Executive Benefits and Payments upon Termination or Change of Control	Voluntary or Not for Cause Termination ($)	Death ($)	Disability ($)	Change of Control (With Termination) ($)	Change of Control (Without Termination) ($)
MDU Resources Restricted Stock Units	—	175,624	175,624	353,643	353,643
Benefits and Perquisites:
Disability Benefits	—	—	749,323	—	—
Total	—	175,624	924,947	1,414,606	1,414,606
Nancy K. Christenson
Compensation:
MDU Resources Performance Shares	215,779	215,779	215,779	388,632	388,632
MDU Resources Restricted Stock Units	28,395	41,543	41,543	82,020	82,020
Benefits and Perquisites:
SISP	795,189	—	795,189	795,189	—
SISP Death Benefits	—	1,590,378	—	—	—
Disability Benefits	—	—	—	—	—
Total	1,039,363	1,847,700	1,052,511	1,265,841	470,652

DIRECTOR COMPENSATION
During 2022, Knife River Holding Company was not an independent public company and did not pay any director compensation. It is expected that the initial Knife River Holding Company director compensation program in effect as of immediately following the separation will be as set forth below, which is consistent with the current MDU Resources director compensation program. The Knife River Holding Company director compensation program will be subject to review and modification by the Knife River Holding Company board of directors or a committee thereof following the separation.
Element	Amount
Base Cash Retainer	$110,000
Additional Cash Retainers
Non-Executive Chair	$125,000
Audit Committee Chair	$20,000
Compensation Committee Chair	$15,000
Nominating and Governance Committee Chair	$15,000
Annual Stock Grant – Directors (other than Non-Executive Chair)	$150,000
Annual Stock Grant – Non-Executive Chair	$175,000
There are no meeting fees paid to directors.
Other Compensation
In addition to liability insurance, we expect to maintain group life insurance in the amount of $100,000 on each non-employee director for the benefit of their beneficiaries during the time they serve on the Knife River Holding Company board of directors. Directors will be reimbursed for all reasonable travel expenses, including spousal expenses in connection with attendance at meetings of the board and its committees.
Deferral of Compensation
Directors may defer all or any portion of the annual cash retainer and any other cash compensation paid for service as a director pursuant to the Deferred Compensation Plan for Directors expected to be adopted by Knife River Holding Company. Deferred amounts will be held as phantom stock with dividend accruals and paid out in cash over a five-year period after the director leaves the board.
Stock Ownership Policy
Our director stock ownership policy is contained in the Corporate Governance Guidelines expected to be adopted by Knife River Holding Company and requires each director to beneficially own our common stock equal in value to five times the director’s annual cash base retainer. Shares held directly by the director will be considered in ownership calculations as well as other beneficial ownership of our common stock by a spouse or other immediate family member residing in the director’s household. A director is allowed five years commencing January 1 of the year following the year of the director’s initial election to the board to meet the requirements. For further details on our director’s stock ownership, see the section of this information statement entitled “Security Ownership of Certain Beneficial Owners and Management—Stock Ownership of Directors and Executive Officers.”

KNIFE RIVER HOLDING COMPANY LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN
The material terms of the Knife River Holding Company Long-Term Performance-Based Incentive Plan (the “Plan”) are summarized below. This summary does not contain all information about the Plan. This summary is qualified in its entirety by reference to, and should be read together with the full text of the Plan.
Purpose of the Plan
The purpose of the Plan is to promote the success and enhance the value of Knife River Holding Company by linking the personal interests of directors, officers, employees, and consultants to those of our stockholders and customers. The Plan is further intended to provide flexibility in our ability to motivate, attract, and retain the services of participants upon whose judgment, interest, and special effort the successful conduct of our operations largely depends.
Plan Administration
The Plan is administered by the Knife River compensation committee or by any other committee appointed by the Knife River Holding Company board of directors. Subject to the terms of the Plan, the Knife River compensation committee has full power under the Plan to determine persons to receive awards, the size and type of awards, and their terms. The Knife River compensation committee may amend outstanding awards subject to restrictions stated in the Plan. The Knife River compensation committee also has the power to construe and interpret the Plan.
Shares Available for Awards
Subject to adjustment for changes in capitalization, there are [      ] shares of Knife River Holding Company common stock, in the aggregate, that are authorized for delivery pursuant to awards granted under the Plan. Shares withheld from an award to satisfy tax withholding obligations are counted as shares issued under the Plan. Shares that are potentially deliverable under an award that expires or is canceled, forfeited, settled in cash, or otherwise settled without the delivery of shares are not treated as having been issued under the Plan. Shares underlying lapsed or forfeited restricted stock awards are not treated as having been issued under the Plan.
Individual Limitations
Subject to adjustment pursuant to the anti-dilution provisions in the Plan, (i) the total number of shares subject to stock-based awards granted in any calendar year to any participant shall not exceed 2,250,000 shares, and (ii) the maximum amount of the cash awards that may be granted in any calendar year to any participant shall not exceed $6,000,000. Subject to adjustment pursuant to the anti-dilution provisions in the Plan, the maximum value of shares of Knife River Holding Company common stock that may be granted pursuant to awards to any non-employee director under the Plan in any calendar year is $350,000 as of the date of grant.
Sources of Shares
Shares issued under the Plan may be authorized but unissued shares of common stock, treasury stock, or shares purchased on the open market.
Eligible Participants
Directors, officers, employees, and consultants (including any prospective directors, officers, employees and consultants) of Knife River Holding Company and its affiliates are eligible to receive awards under the Plan. Employees covered by any collective bargaining agreement to which the Knife River Holding Company or any of its subsidiaries is a party are not eligible.
Change in Capitalization
In the event of any equity restructuring such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Knife River compensation committee will cause an equitable adjustment to be made (i) in the number and kind of shares that may be delivered under the Plan, (ii) in the individual limitations set forth in the Plan, and (iii) with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, price of shares subject to outstanding awards, any performance goals relating to shares, the market price of shares, or per-share results, and other terms and conditions of outstanding awards, in the case of (i), (ii), and (iii) to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation, or liquidation, the Knife River compensation committee may, in its sole discretion, cause an equitable adjustment as described in the foregoing sentence to be made, to prevent dilution or enlargement of rights. The number of shares subject to any award will always be rounded down to a whole number when adjustments are made pursuant to these provisions of the Plan. Adjustments made by the Knife River compensation committee pursuant to these provisions are final, binding, and conclusive.
Types of Awards under the Plan
Included below is a general description of the types of awards that the Knife River compensation committee may make under the Plan. The Knife River compensation committee will determine the terms and conditions of awards on a grant-by-grant basis, subject to limitations contained in the Plan.
Restricted Stock Restricted stock may be granted in such amounts and subject to such terms and conditions as determined by the Knife River compensation committee, including time-based or performance-based vesting restrictions. Participants holding restricted stock may exercise full voting rights with respect to those shares during the restricted period and, subject to the Knife River compensation committee’s right to determine otherwise at the time of grant, will receive regular cash dividends. All other distributions paid with respect to the restricted stock will be credited subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid.
Restricted Stock Unit. Restricted stock units may be granted in the amounts and subject to such terms and conditions as determined by the Knife River compensation committee, including time-based or performance-based vesting restrictions. A restricted stock unit is an unsecured promise to transfer a share or equivalent cash at a specified future date, such as a fixed number of years, retirement or other termination of employment (which date may be later than the vesting date of the award at which time the right to receive the share becomes non-forfeitable). A participant to whom restricted stock units are awarded has no rights as a shareholder with respect to the shares represented by the restricted stock units unless and until shares are actually delivered to the participant in settlement of the award. Dividend equivalents may also be granted.
Other Awards. The Knife River Holding Company compensation committee may make other awards which may include, without limitation, the grant of fully vested shares of common stock, grant of shares of common stock based upon attainment of performance goals established by the committee, the payment of shares in lieu of cash, the payment of cash based on attainment of performance goals, and the payment of shares in lieu of cash under our other incentive or bonus programs.
Assumed MDU Resources Awards
Notwithstanding any provisions in the Plan to the contrary, each award that is granted by Knife River Holding Company pursuant to the adjustment of an outstanding MDU Resources equity award in connection with the distribution shall be subject to the terms and conditions of the equity compensation plan and award agreement to which such award was subject immediately prior to the distribution, subject to the adjustment of such award by the MDU Resources compensation committee and the terms of the employee matters agreement.
Minimum Vesting Requirements
Under the Plan, the minimum vesting period for stock-based awards that have no performance-based vesting characteristics is three years. Vesting may occur ratably each month, quarter, or anniversary of the grant date. The minimum vesting period for stock-based awards with performance-based vesting characteristics is at least one year. The Knife River compensation committee does not have discretion to accelerate vesting of full value awards except in the event of a change in control of the company or similar transaction, or the death, disability, or termination of employment of a participant. The Knife River compensation committee may grant a “de minimis” number of stock-based awards that have a shorter vesting period. For this purpose, “de minimis” means 5 percent of the shares, subject to adjustment pursuant to the anti-dilution provisions in the Plan. Such minimum vesting period does not apply to equity-based compensation awards issued in connection with the adjustment of outstanding MDU Resources equity-based compensation awards upon the distribution.

Termination of Employment
Each award agreement will set forth the participant’s rights with respect to each award following termination of employment.
Transferability
Except as otherwise determined by the Knife River compensation committee and set forth in the award agreement and subject to the provisions of the Plan, awards under the Plan may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and a participant’s rights with respect to an award shall be exercisable only by the participant or the participant’s legal representative during his or her lifetime.
Change in Control
Except as otherwise provided by the Knife River compensation committee in an award agreement, upon a change in control, as defined below:
•	any restriction periods and restrictions imposed on awards that are not subject to performance-based vesting conditions will lapse and such awards will become immediately vested in full; and
•
the target payout opportunity attainable under all outstanding performance-based awards will be deemed to have been fully earned for the entire performance period(s) as of the effective date of the change in control and will be paid out promptly in shares or cash pursuant to the terms of the award agreement, or in the absence of such designation, as the Knife River compensation committee shall determine.

The Plan defines “change in control” as:
•	the acquisition by an individual, entity, or group of 20% or more of the outstanding common stock of Knife River Holding Company;
•
a change in a majority of the board of directors of Knife River Holding Company since the effective date of the Plan without the approval of a majority of the board members as of the effective date of the Plan, or whose election was approved by such board members;

•
consummation of a merger or similar transaction or sale of all or substantially all of the assets of Knife River Holding Company, unless (a) the stockholders of Knife River Holding Company immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, (b) no person owns 20% or more of the resulting corporation’s outstanding common stock or voting power except for any such ownership that existed before the merger, and (c) at least a majority of the board of the resulting corporation is comprised of directors of Knife River Holding Company as of immediately prior to the transaction; or

•	stockholder approval of a complete liquidation or dissolution of Knife River Holding Company.
Accounting Restatements
The Plan provides that if Knife River Holding Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under the securities laws, Knife River Holding Company or the Knife River compensation committee may, or shall if required, take action to recover incentive-based compensation from specific executive officers in accordance with our guidelines or policies, as they may be amended or substituted from time to time, and in accordance with applicable law and applicable rules of the Securities and Exchange Commission and the New York Stock Exchange.
Amendment, Modification, and Termination
The Knife River Holding Company board of directors may, at any time and from time to time, alter, amend, suspend, or terminate the Plan, in whole or in part, provided that no amendment will be made without stockholder approval if such approval would be required by the rules of the stock exchange on which Knife River Holding Company is then listed. No termination, amendment or modification of the Plan may adversely affect in any material way any award previously granted under the Plan, without the written consent of the participant holding such award, unless such termination, modification or amendment is required by applicable law.

Effective Date and Duration
Prior to the distribution, it is expected that the Plan will be approved by the Knife River Holding Company board of directors and by MDU Resources as the sole shareholder of Knife River Holding Company. The Plan will remain in effect, subject to the right of the Knife River Holding Company board of directors to terminate the Plan at any time, until all shares subject to the Plan have been issued.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Agreements with MDU Resources
Following the separation and distribution, Knife River Holding Company and MDU Resources will operate separately, each as an independent public company. MDU Resources will retain a passive ownership interest in up to 19.9 percent of the Knife River Holding Company common stock at the time of the distribution. MDU Resources currently plans to dispose of all of the Knife River Holding Company common stock that it retains after the distribution, which may include one or more subsequent exchanges for debt, distributions to MDU Resources stockholders, exchanges for MDU Resources shares or one or more sales of such shares for cash.
Prior to the distribution, Knife River Holding Company will enter into a separation and distribution agreement with MDU Resources, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” Knife River Holding Company will also enter into various other agreements to provide a framework for its relationship with MDU Resources after the separation and distribution, such as a transition services agreement, a tax matters agreement, an employee matters agreement and a stockholder and registration rights agreement.
These agreements will provide for the allocation between Knife River Holding Company and MDU Resources of MDU Resources’ assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) associated with Knife River and will govern certain relationships between Knife River Holding Company and MDU Resources after the separation. The agreements listed above will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part.
The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which MDU Resources distributes shares of Knife River Holding Company common stock to the holders of shares of MDU Resources common stock.
Separation Agreement
Transfer of Assets and Assumption of Liabilities
The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Knife River Holding Company and MDU Resources as part of the separation, and provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide, among other things, that:
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Assets (whether tangible or intangible) primarily related to, or included on the balance sheet of, Knife River Holding Company, which are referred to as the “Knife River Holding Company Assets,” will be transferred to Knife River Holding Company, as applicable, generally including:

•	Equity interests in certain MDU Resources subsidiaries that hold assets primarily related to Knife River.
•	Customer, distribution, supply and vendor contracts (or portions thereof) to the extent they relate to Knife River.
•	Certain third-party vendor contracts for services primarily related to Knife River.
•	Rights to technology, software and intellectual property primarily related to Knife River.
•	Exclusive rights to information exclusively related to Knife River and nonexclusive rights to information related to Knife River.
•	Rights and assets expressly allocated to Knife River Holding Company pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation.
•	Permits used by Knife River.
•	Other assets that are included in Knife River Holding Company’s pro forma balance sheet.

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Liabilities primarily related to, or included on the balance sheet of, Knife River, which are referred to as the “Knife River Holding Company Liabilities,” will be retained by or transferred to Knife River Holding Company, as applicable.

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All of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the Knife River Holding Company Assets and Knife River Holding Company Liabilities (such assets and liabilities, other than the Knife River Holding Company Assets and the Knife River Holding Company Liabilities, referred to as the “MDU Resources Assets” and “MDU Resources Liabilities,” respectively) will be retained by or transferred to MDU Resources, as applicable.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither Knife River Holding Company nor MDU Resources will make any representation or warranty as to (1) the assets, business or liabilities transferred or assumed as part of the separation, (2) any approvals or notifications required in connection with the transfers, (3) the value of or the freedom from any security interests of any of the assets transferred, (4) the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Knife River Holding Company or MDU Resources, or (5) the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.
Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to Knife River Holding Company or MDU Resources, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, Knife River Holding Company or MDU Resources, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Knife River Holding Company or MDU Resources, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.
The Distribution
The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, MDU Resources will distribute to its stockholders that hold shares of MDU Resources common stock as of the record date for the distribution of 80.1 percent or more of the issued and outstanding shares of Knife River Holding Company common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares.
Conditions to the Distribution
The separation agreement will provide that the distribution is subject to satisfaction (or waiver by MDU Resources) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” MDU Resources has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.
Financing
In connection with the separation, Knife River Holding Company anticipates that it will incur long-term debt consisting of term loans, revolving credit facilities and other debt for an aggregate principal amount of up to $890 million. Knife River Holding Company expects that all or a portion of the net proceeds of such debt will be used to repay debt owed by Knife River to Centennial. Knife River Holding Company expects that Centennial will use such net proceeds to repay a portion of its existing third-party debt.

Claims
In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.
Releases
The separation agreement will provide that Knife River Holding Company and its affiliates will release and discharge MDU Resources and its affiliates from all liabilities assumed by Knife River Holding Company as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to its business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. MDU Resources and its affiliates will release and discharge Knife River Holding Company and its affiliates from all liabilities retained by MDU Resources and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.
These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, a stockholder and registration rights agreement and certain other agreements, including the transfer documents in connection with the separation.
Indemnification
In the separation agreement, Knife River Holding Company will agree to indemnify, defend and hold harmless MDU Resources, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:
•	The Knife River Holding Company Liabilities.
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The failure of Knife River Holding Company or any other person to pay, perform or otherwise promptly discharge any of the Knife River Holding Company Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution.

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Except to the extent relating to a MDU Resources Liability, any guarantee, indemnification or contribution obligation for Knife River Holding Company’s benefit by MDU Resources that survives the distribution.

•	Any breach by Knife River Holding Company of the separation agreement or any of the ancillary agreements.
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Any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented), other than any such statements or omissions directly relating to information regarding MDU Resources, provided to Knife River Holding Company by MDU Resources, for inclusion therein.

In the separation agreement, MDU Resources will agree to indemnify, defend and hold harmless Knife River Holding Company, each of its affiliates and each of their respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:
•	The MDU Resources Liabilities.
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The failure of MDU Resources or any other person to pay, perform, or otherwise promptly discharge any of the MDU Resources Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution.

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Except to the extent relating to a Knife River Holding Company Liability, any guarantee, indemnification or contribution obligation for the benefit of MDU Resources by Knife River Holding Company that survives the distribution.

•	Any breach by MDU Resources of the separation agreement or any of the ancillary agreements.

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Any untrue statement or alleged untrue statement or omission or alleged omission of a material fact directly relating to information regarding MDU Resources, provided to Knife River Holding Company by MDU Resources, for inclusion in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented).

The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.
Insurance
The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution date and sets forth procedures for the administration of insured claims and addresses certain other insurance matters.
Further Assurances
In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both Knife River Holding Company and MDU Resources will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.
Dispute Resolution
The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between MDU Resources and Knife River Holding Company related to the separation or distribution. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by elevation of the matter to executives of MDU Resources and Knife River Holding Company. If such efforts are not successful, either Knife River Holding Company or MDU Resources may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the separation agreement.
Expenses
Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, will be paid by the party incurring such cost and expense.
Other Matters
Other matters governed by the separation agreement will include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.
Termination
The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of MDU Resources without the approval of any person, including Knife River Holding Company stockholders or MDU Resources stockholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated, except by an agreement in writing signed by both MDU Resources and Knife River Holding Company.
Transition Services Agreement
Knife River Holding Company and MDU Resources will enter into a transition services agreement prior to the distribution pursuant to which MDU Resources will provide certain services to Knife River Holding Company, on an interim, transitional basis. The services to be provided will include financial reporting, tax, legal, human resources, information technology, insurance and other general and administrative functions. The transition services agreement will specify the fees payable for these services.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to 24 months following the distribution date.
Subject to certain exceptions in the case of willful misconduct or fraud, the liability of MDU Resources and Knife River Holding Company under the transition services agreement for the services they provide will be limited to a specified maximum amount. The transition services agreement also provides that neither company shall be liable to the other for any indirect, exemplary, incidental, consequential, remote, speculative, punitive or similar damages.
Tax Matters Agreement
Knife River Holding Company and MDU Resources will enter into a tax matters agreement prior to the distribution that will govern the parties’ respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.
The tax matters agreement will also impose certain restrictions on Knife River Holding Company and its subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on MDU Resources or Knife River Holding Company that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. However, if such failure was the result of any acquisition of Knife River Holding Company’s shares or assets, Knife River Holding Company generally will be responsible for all taxes imposed as a result of such acquisition or breach.
As discussed below under the heading “Material U.S. Federal Income Tax Consequences,” notwithstanding receipt by MDU Resources prior to the distribution of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could assert that the distribution or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, Knife River Holding Company, MDU Resources, and MDU Resources stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of MDU Resources or Knife River Holding Company could cause the distribution and certain related transactions to fail to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Knife River Holding Company may be required to indemnify MDU Resources for taxes and certain related amounts resulting from the distribution and certain related transactions not qualifying as tax-free.
Employee Matters Agreement
Knife River Holding Company and MDU Resources will enter into an employee matters agreement prior to the distribution to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.
The employee matters agreement will provide that, unless otherwise specified, MDU Resources will be responsible for liabilities associated with employees who will be employed by MDU Resources following the separation, former employees whose last employment was with the MDU Resources businesses, and Knife River Holding Company will be responsible for liabilities associated with employees who will be employed by Knife River Holding Company following the separation and former employees whose last employment was with Knife River Holding Company’s businesses.
The employee matters agreement will also provide, subject to customary exceptions, that for a period of twelve months following the distribution date neither MDU Resources nor Knife River Holding Company nor their respective subsidiaries will solicit for employment certain individuals who were headquarters employees of the other party or its subsidiaries as of immediately prior to the distribution date.
The employee matters agreement will also govern the terms of equity-based awards granted by MDU Resources prior to the distribution. See “The Separation and Distribution—Treatment of Equity-Based Compensation.”
Stockholder and Registration Rights Agreement
Knife River Holding Company will enter into a stockholder and registration rights agreement with MDU Resources pursuant to which it will agree that, upon the request of MDU Resources, Knife River Holding Company will use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Knife River Holding Company common stock retained by MDU Resources. In addition, MDU Resources will agree to vote any shares of Knife River Holding Company common stock that it retains immediately after the separation in proportion to the votes cast by Knife River Holding Company’s other stockholders. In connection with such agreement, MDU Resources will grant Knife River Holding Company a proxy to vote its shares of Knife River Holding Company common stock in such proportion. As a result, MDU Resources will not be able to exert any control over Knife River Holding Company through the shares of common stock it retains. This proxy, however, will be automatically revoked as to any particular share upon any sale or transfer of such share from MDU Resources to a person other than MDU Resources, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.
Procedures for Approval of Related Person Transactions
Knife River Holding Company’s board of directors is expected to adopt a written policy on related person transactions. The policy will apply to any transaction subject to the requirements of Item 404(a) of Regulation S-K under the Exchange Act in which Knife River Holding Company or a Knife River Holding Company subsidiary is a participant and a related person has a direct or indirect material interest. The policy will cover transactions involving Knife River Holding Company in excess of $120,000 in any year in which any director, director nominee, executive officer or greater than five percent beneficial owner of Knife River Holding Company, or any of their respective immediate family members, has or had a direct or indirect interest, other than as a director or less than 10 percent owner, of an entity involved in the transaction. This policy will be posted to the corporate governance section of Knife River Holding Company’s website (www.kniferiver.com) as of the distribution date.
Under this policy, the general counsel must advise the Audit Committee of any related person transaction of which he or she becomes aware. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee will consider all relevant information available to it and, as appropriate, take into consideration the size of the transaction and the amount payable to the related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; the purpose, and the potential benefits to Knife River Holding Company, of the transaction; whether the transaction was undertaken in the ordinary course of business; and whether the transaction involved the provision of goods or services to Knife River Holding Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to Knife River Holding Company as would be available in comparable transactions with or involving unaffiliated third parties.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material U.S. federal income tax consequences of the distribution of Knife River Holding Company common stock to “U.S. holders” (as defined below) of MDU Resources common stock. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date of this information statement, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. holders of shares of MDU Resources common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).
The separation and distribution agreement contains a condition that MDU Resources receive private letter ruling from the IRS and one or more opinions from its tax advisors, regarding certain U.S. federal income tax matters relating to the separation and the distribution.
This discussion assumes that the distribution, together with certain related transactions, will be consummated in accordance with the separation and distribution agreement and the other separation-related agreements that MDU Resources and Knife River Holding Company will enter into prior to the distribution and as described in this information statement, and that the IRS takes no position inconsistent with the IRS private letter ruling and opinion(s) described above, including to the effect that the distribution will be a transaction described in Section 355(a) of the Code. This discussion is not a complete description of all U.S. federal income tax consequences of the separation and the distribution, nor does it address the effects of any state, local or non-U.S. tax laws or U.S. federal tax laws other than those relating to income taxes. The distribution may be taxable under such other tax laws and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws. This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold MDU Resources or Knife River Holding Company common stock, pass-through entities (or investors therein), traders in securities who elect to apply a mark-to-market method of accounting, holders who hold MDU Resources or Knife River Holding Company common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive Knife River Holding Company common stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for alternative minimum tax or any holders who actually or constructively own more than five percent of MDU Resources common stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 nor does it address any tax consequences arising under the corporate book minimum tax or the stock buyback tax of the Inflation Reduction Act of 2022. If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds MDU Resources common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the distribution.
For purposes of this discussion, a “U.S. holder” is any beneficial owner of MDU Resources common stock that is, for U.S. federal income tax purposes:
•	An individual who is a citizen or a resident of the United States.
•	A corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia.
•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.
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A trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions; or (ii) it has a valid election in place under applicable United States Treasury Regulations to be treated as a U.S. person.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.
The IRS private letter ruling and the opinion(s) of tax advisors will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Knife River Holding Company and MDU Resources (including those relating to the past and future conduct of Knife River Holding Company and MDU Resources). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Knife River Holding Company or MDU Resources breach any of their respective representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, such IRS private letter ruling and/or the opinion(s) of tax advisors may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt prior to the distribution of the IRS private letter ruling and the opinion(s) of tax advisors by MDU Resources, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the IRS private letter ruling or the opinion(s) of tax advisors were based are false or have been violated. In addition, neither the IRS private letter ruling nor the opinion(s) of tax advisors will address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. An opinion of a tax advisor represents the judgment of such tax advisor and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt prior to the distribution of the IRS private letter ruling and the opinion(s) of tax advisors by MDU Resources, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, MDU Resources, Knife River Holding Company and MDU Resources stockholders could be subject to significant U.S. federal income tax liability. Please refer to “Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.
It is expected that, for U.S. federal income tax purposes:
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Subject to the discussion below regarding Section 355(e) of the Code, neither Knife River Holding Company nor MDU Resources will recognize any gain or loss upon the separation and the distribution of Knife River Holding Company common stock, and no amount will be includable in the income of MDU Resources or Knife River Holding Company as a result of the separation and the distribution other than taxable income or gain possibly arising with respect to the retained shares of Knife River Holding Company, from internal reorganizations undertaken in connection with the separation and distribution or with respect to any items required to be taken into account under U.S. Treasury Regulations relating to consolidated federal income tax returns.

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No gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of MDU Resources common stock upon the receipt of Knife River Holding Company common stock in the distribution, except with respect to any cash received in lieu of fractional shares of Knife River Holding Company common stock (as described below).

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The aggregate tax basis of the MDU Resources common stock and Knife River Holding Company common stock received in the distribution (including any fractional share interest in Knife River Holding Company common stock for which cash is received) in the hands of each U.S. holder of MDU Resources common stock immediately after the distribution will equal the aggregate tax basis of MDU Resources common stock held by the U.S. holder immediately before the distribution, allocated between the MDU Resources common stock and Knife River Holding Company common stock (including any fractional share interest in Knife River Holding Company common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution.
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The holding period of Knife River Holding Company common stock received by each U.S. holder of MDU Resources common stock in the distribution (including any fractional share interest in Knife River Holding Company common stock for which cash is received) will generally include the holding period at the time of the distribution for the MDU Resources common stock with respect to which the distribution is made.

A U.S. holder who receives cash in lieu of a fractional share of Knife River Holding Company common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its MDU Resources common stock exceeds one year at the time of distribution.
If a U.S. holder of MDU Resources common stock holds different blocks of MDU Resources common stock (generally shares of MDU Resources common stock purchased or acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Knife River Holding Company common stock received in the distribution in respect of particular blocks of MDU Resources common stock.
U.S. Treasury Regulations require certain U.S. holders who receive shares of Knife River Holding Company common stock in the distribution to attach to such U.S. holder’s federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.
Material U.S. Federal Income Tax Consequences if the Distribution is Taxable
As discussed above, notwithstanding receipt by MDU Resources prior to the distribution of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, some or all of the consequences described above would not apply and MDU Resources, Knife River Holding Company and MDU Resources stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of MDU Resources or Knife River Holding Company could cause the distribution and certain related transactions to fail to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Knife River Holding Company may be required to indemnify MDU Resources for taxes (and certain related amounts) resulting from the distribution and certain related transactions not qualifying as tax-free.
If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, MDU Resources would recognize taxable gain as if it had sold Knife River Holding Company common stock in a taxable sale for its fair market value (unless MDU Resources and Knife River Holding Company jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the MDU Resources group would recognize taxable gain as if Knife River Holding Company had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of Knife River Holding Company common stock and the assumption of all of its liabilities and (ii) Knife River Holding Company would obtain a related step-up in the basis of its assets) and MDU Resources stockholders who receive Knife River Holding Company common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of Knife River Holding Company common stock.
Even if the distribution were otherwise to qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to MDU Resources under Section 355(e) of the Code if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in MDU Resources or Knife River Holding Company. For this purpose, any acquisitions of the shares of MDU Resources or Knife River Holding Company within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Knife River Holding Company or MDU Resources may be able to rebut that presumption.

In connection with the distribution, Knife River Holding Company and MDU Resources will enter into a tax matters agreement pursuant to which Knife River Holding Company will be responsible for certain liabilities and obligations following the distribution. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on MDU Resources or Knife River Holding Company that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code (including as a result of Section 355(e) of the Code), to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. However, if such failure was the result of any acquisition of Knife River Holding Company’s shares or assets, Knife River Holding Company generally will be responsible for all taxes imposed as a result of such acquisition or breach. Knife River Holding Company’s indemnification obligations to MDU Resources under the tax matters agreement are not expected to be limited in amount or subject to any cap. If Knife River Holding Company is required to pay any taxes or indemnify MDU Resources and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, Knife River Holding Company may be subject to substantial liabilities.
Backup Withholding and Information Reporting
Payments of cash to U.S. holders of MDU Resources common stock in lieu of fractional shares of Knife River Holding Company common stock may be subject to information reporting and backup withholding (currently, at a rate of 24 percent), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

DESCRIPTION OF MATERIAL INDEBTEDNESS
In connection with the separation and distribution, Knife River Holding Company anticipates that it will incur indebtedness in an aggregate principal amount of up to $890 million, which Knife River Holding Company expects may consist of some combination of term loans, revolving credit facilities and other debt. Knife River Holding Company expects that all or a portion of the net proceeds of such indebtedness will be used to repay indebtedness owed by Knife River to Centennial. Knife River Holding Company expects that Centennial will use such net proceeds to repay a portion of its existing third-party indebtedness.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the distribution, all of the outstanding shares of Knife River Holding Company common stock will be owned beneficially and of record by MDU Resources. Following the distribution, Knife River Holding Company expects to have outstanding an aggregate of approximately [   ] million shares of common stock based upon approximately [   ] million shares of MDU Resources common stock outstanding on [   ], excluding treasury shares and assuming no exercise of MDU Resources options, and applying the distribution ratio. MDU Resources will continue to own up to 19.9 percent of the shares of Knife River Holding Company common stock following the distribution.
Securities Owned by Certain Beneficial Owners
As of the date hereof, all of the issued and outstanding shares of Knife River Holding Company common stock are owned indirectly by MDU Resources. After the separation and distribution, MDU Resources will own up to 19.9 percent of the shares of Knife River Holding Company common stock. The following table reports the number of shares of Knife River Holding Company common stock that Knife River Holding Company expects will be beneficially owned, immediately following the completion of the distribution by each person who will beneficially own more than five percent of Knife River Holding Company common stock. The table is based upon information available as of [   ] as to those persons who beneficially own more than five percent of MDU Resources common stock and an assumption that, for each share of MDU common stock held by such persons, they will receive [   ] shares of Knife River Holding Company common stock.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
MDU Resources 1200 West Century Avenue P.O. Box 5650 Bismarck, North Dakota 58506	[ ]	[ ]%
[ ]	[ ]	[ ]%
Stock Ownership of Directors and Executive Officers
The following table sets forth information, immediately following the completion of the distribution, calculated as of [   ], based upon the distribution of [   ] shares of Knife River Holding Company common stock for each share of MDU Resources common stock, regarding (1) each of Knife River Holding Company’s expected directors and executive officers and (2) all of Knife River Holding Company’s expected directors and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o Knife River Holding Company, 1150 West Century Avenue, Bismarck, North Dakota 58503, Attention: Secretary.
Name of Beneficial Owner	Shares Beneficially Owned	Percent of Class
[ ]	[ ]	[ ]%
*	Less than one percent.

DESCRIPTION OF KNIFE RIVER HOLDING COMPANY’S CAPITAL STOCK
Knife River Holding Company’s certificate of incorporation and bylaws will be amended and restated prior to the completion of the distribution. The following is a summary of the material terms of Knife River Holding Company capital stock that will be contained in the amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the amended and restated certificate of incorporation or of the amended and restated bylaws to be in effect at the time of the distribution, which you must read for complete information on Knife River Holding Company capital stock as of the time of the distribution. Knife River Holding Company has not yet finalized the terms of its amended and restated certificate of incorporation and amended and restated bylaws and will include descriptions thereof in an amendment to this information statement. The amended and restated certificate of incorporation and amended and restated bylaws, each in a form expected to be in effect at the time of the distribution, have been included as exhibits to Knife River Holding Company’s registration statement on Form 10, of which this information statement forms a part. The summaries and descriptions below do not purport to be complete statements of the DGCL.
General
Knife River Holding Company’s authorized capital stock consists of [   ] shares of common stock, par value $0.01 per share, and [   ] shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. Knife River Holding Company’s board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, Knife River Holding Company expect that approximately [   ] million shares of Knife River Holding Company common stock will be issued and outstanding, based on approximately [   ] million shares of MDU Resources common stock issued and outstanding on [   ], and that no shares of preferred stock will be issued and outstanding.
Common Stock
Each holder of shares of Knife River Holding Company common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of shares of Knife River Holding Company common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Knife River Holding Company, holders of its common stock would be entitled to a ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.
Holders of Knife River Holding Company common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of Knife River Holding Company common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of Knife River Holding Company common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that it may designate and issue in the future.
Preferred Stock
Under the terms of Knife River Holding Company’s amended and restated certificate of incorporation, its board of directors will be authorized, subject to limitations prescribed by the DGCL, and by its amended and restated certificate of incorporation, to issue up to [   ] million shares of preferred stock in one or more series without further action by the holders of its common stock. Knife River Holding Company’s board of directors will have the discretion, subject to the limitations proscribed by the DGCL and by its amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
Corporate Governance
Knife River Holding Company will institute stockholder-friendly corporate governance practices, as described below and elsewhere in this information statement. Responsible and appropriate corporate governance will ensure that Knife River Holding Company’s management always keeps stockholder interests in mind when crafting value-creating strategies at all levels of the organization.

Single Class Capital Structure. Upon completion of the separation, Knife River Holding Company will have a single class share capital structure with all stockholders entitled to vote for director nominees and each holder of common stock entitled to one vote per share.
Director Elections. Upon completion of the separation, the Knife River Holding Company board of directors will initially be divided into three classes, with Class I composed of two directors, Class II composed of two directors and Class III composed of two directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Knife River Holding Company expects to hold in 2024, and will be up for re-election at that meeting for a three-year term to expire at the 2027 annual meeting of stockholders. The directors designated as Class II directors will have terms expiring at the 2025 annual meeting of stockholders and will be up for re-election at that meeting for a two-year term to expire at the 2027 annual meeting of stockholders. The directors designated as Class III directors will have terms expiring at the 2026 annual meeting of stockholders and will be up for re-election at that meeting for a one-year term to expire at the 2027 annual meeting of stockholders. Commencing with the 2027 annual meeting of stockholders, directors will be elected annually and for a term of office to expire at the next annual meeting of stockholders, and Knife River Holding Company’s board of directors will thereafter no longer be divided into classes. Consequently, by 2027, all of Knife River Holding Company’s directors will stand for election each year for one year terms, and its board will therefore no longer be divided into three classes.
At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Before the board is declassified, it would take at least two elections of directors for any individual or group to gain control of Knife River Holding Company’s board of directors. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Knife River Holding Company.
Special Stockholder Meetings. Knife River Holding Company’s amended and restated certificate of incorporation and/or amended and restated bylaws will provide that the chair of the board of directors or the board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of Knife River Holding Company’s stockholders. Stockholders may not call special meetings of stockholders.
Majority Vote for Mergers and Other Business Combinations. Mergers and other business combinations involving Knife River Holding Company will generally be required to be approved by a majority vote where such stockholder approval is required.
Other Expected Corporate Governance Features. Governance features related to Knife River Holding Company’s board of directors are set forth in the section of this information statement captioned “Directors.”
Anti-Takeover Effects of Various Provisions of Delaware Law and Knife River Holding Company Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions of the DGCL and Knife River Holding Company’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Knife River Holding Company by means of a tender offer, a proxy contest, merger or otherwise, or to remove incumbent officers and directors. These provisions, summarized below and in the “Special Stockholder Meetings” section described above, may discourage certain types of coercive takeover practices and takeover bids that the Knife River Holding Company board of directors may consider inadequate and to encourage persons seeking to acquire control of Knife River Holding Company to first negotiate with its board of directors. Knife River Holding Company believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute. Knife River Holding Company will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Knife River Holding Company’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Knife River Holding Company stockholders.
Size of Board and Vacancies. Knife River Holding Company’s amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors on its board of directors will be fixed exclusively by its board of directors. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Knife River Holding Company’s board of directors will be appointed for a term expiring at the next annual meeting of stockholders, and until his or her successor has been elected and qualified.
Director Removal. Knife River Holding Company’s amended and restated certificate of incorporation and/or amended and restated bylaws will provide that (i) prior to the board being fully declassified as discussed above stockholders will be permitted to remove a director only for cause, consistent with the DGCL requirements for classified boards; and (ii) after the board has been fully declassified, stockholders may remove Knife River Holding Company’s directors with or without cause. Removal will require the affirmative vote of at least two thirds of Knife River Holding Company’s voting stock.
Stockholder Action by Written Consent. Knife River Holding Company’s amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent. Stockholder action may only take place at an annual or a special meeting of Knife River Holding Company stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Knife River Holding Company’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.
No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors, unless the company’s certificate of incorporation provides otherwise. Knife River Holding Company’s amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock. The authority that Knife River Holding Company’s board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Knife River Holding Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Knife River Holding Company’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, and Knife River Holding Company’s amended and restated certificate of incorporation will include such an exculpation provision. Knife River Holding Company’s amended and restated certificate of incorporation and amended and restated bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Knife River Holding Company, or for serving at Knife River Holding Company’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Knife River Holding Company’s amended and restated certificate of incorporation and amended and restated bylaws will also provide that it must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Knife River Holding Company’s amended and restated certificate of incorporation will expressly authorize it to carry directors’ and officers’ insurance to protect Knife River Holding Company and its directors, officers and certain employees against some liabilities.
The limitation of liability and indemnification provisions that will be in Knife River Holding Company’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Knife River Holding Company’s directors, even though such an action, if successful, might otherwise benefit Knife River Holding Company and its stockholders. However, these provisions will not limit or eliminate Knife River Holding Company’s rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a duty of care. The provisions will not alter the liability of directors or officers under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Knife River Holding Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of Knife River Holding Company’s directors, officers or employees for which indemnification is sought.
Exclusive Forum
Knife River Holding Company’s amended and restated bylaws will provide that, unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Knife River Holding Company, any action asserting a claim of breach of a fiduciary duty owed by any of Knife River Holding Company’s directors or officers to Knife River Holding Company or its stockholders, creditors or other constituents, any action asserting a claim against Knife River Holding Company or any of its directors or officers arising pursuant to any provision of the DGCL or Knife River Holding Company’s amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against Knife River Holding Company or any of its directors or officers governed by the internal affairs doctrine.
In addition, Knife River Holding Company’s amended and restated bylaws will further provide that, unless the board of directors otherwise determines, the federal district courts of the United States of America shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act. The exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce Knife River Holding Company’s federal forum provision described above. Knife River Holding Company’s stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
Authorized but Unissued Shares
Knife River Holding Company’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. Knife River Holding Company may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Knife River Holding Company by means of a proxy contest, tender offer, merger or otherwise.
Listing
Knife River Holding Company intends to apply to list its shares of common stock on the NYSE under the symbol “KNF.”

Sale of Unregistered Securities
On [   ], Knife River Holding Company issued [   ] shares of Knife River Holding Company common stock to MDU Resources pursuant to Section 4(2) of the Securities Act. Knife River Holding Company did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.
Transfer Agent and Registrar
After the distribution, the transfer agent and registrar for shares of Knife River Holding Company common stock will be Equiniti.

WHERE YOU CAN FIND MORE INFORMATION
Knife River Holding Company has filed a registration statement on Form 10 with the SEC with respect to the shares of Knife River Holding Company common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Knife River Holding Company and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.
As a result of the distribution, Knife River Holding Company will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. Knife River Holding Company intends to furnish holders of its common stock with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.
You should rely only on the information contained in this information statement or to which this information statement has referred you. Knife River Holding Company has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholder and the Board of Directors of Knife River Corporation and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Knife River Corporation and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, statements of equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As described in Note 2, the Company is a wholly owned subsidiary of MDU Resources Group, Inc. As further described in Notes 2 and 19 therein, the Company has significant transactions with related parties. Additionally, the accompanying financial statements have been derived from the consolidated financial statements and accounting records of MDU Resources Group, Inc. The financial statements also include expense allocations for certain functions provided by MDU Resources Group, Inc. The accompanying consolidated financial statements may not necessarily be indicative of the conditions that would have existed or results of its operations if the Company had been operated as an unaffiliated company of MDU Resources Group, Inc. Our opinion is not modified with respect to this matter.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition — Contracting Services Revenue — Refer to Notes 3, 4, and 5 to the financial statements
Critical Audit Matter Description
The Company recognizes contracting services revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as the Company incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues, contract costs, and contract profits. The accounting for these contracts involves judgment, particularly as it relates to the process of estimating total costs and profit for the performance obligation. For the year ended December 31, 2022, the Company recognized $1.19 billion of contracting services revenue.
Given the judgments necessary to estimate total costs and profit for the performance obligations used to recognize revenue for contracting services contracts, auditing such estimates required extensive audit effort due to the volume and complexity of contracting services contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s estimates of total costs and profit for the performance obligations used to recognize revenue for contracts included the following, among others:
•
We tested the operating effectiveness of management’s controls over contracting services revenue, including controls over management’s estimation of total costs and profit for the performance obligations.

•
We developed an expectation of the amount of contracting services revenue for certain performance obligations based on prior year markups, and taking into account current year events, applied to the contracting services contract costs in the current year and compared our expectation to the amount of contracting services revenue recorded by management.

•	We selected a sample of contracting services contracts and performed the following:
•
Evaluated whether the contracts were properly included in management’s calculation of contracting services revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.

•	Observed the work sites and inspected the progress to completion for certain construction contracts.
•	Compared the transaction prices to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.
•	Tested management’s identification of distinct performance obligations by evaluating whether the underlying goods and services were highly interdependent and interrelated.
•	Tested the accuracy and completeness of the costs incurred to date for the performance obligation.
•	Evaluated the estimates of total cost and profit for the performance obligation by:
•
Comparing total costs incurred to date to the costs management estimated to be incurred to date and selecting specific cost types to compare costs incurred to date to management’s estimated costs at completion.

•
Evaluating management’s ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company’s project managers and engineers, and comparing the estimates to management’s work plans, engineering specifications, and supplier contracts.

•	Comparing management’s estimates for the selected contracts to costs and profits of similar performance obligations, when applicable.

•	Tested the mathematical accuracy of management’s calculation of contracting services revenue for the performance obligation.
•
We evaluated management’s ability to estimate total costs and profits accurately by comparing actual costs and profits to management’s historical estimates for performance obligations that have been fulfilled.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 10, 2023
We have served as the Company’s auditor since 2002.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31,	2022	2021	2020
	(In thousands, except per share amounts)
Revenue:
Construction materials	$1,347,008	$1,211,459	$1,108,337
Contracting services	1,187,721	1,017,471	1,069,665
Total revenue	2,534,729	2,228,930	2,178,002
Cost of revenue:
Construction materials	1,086,193	965,028	843,127
Contracting services	1,087,642	916,953	964,297
Total cost of revenue	2,173,835	1,881,981	1,807,424
Gross profit	360,894	346,949	370,578
Selling, general and administrative expenses	166,599	155,872	156,080
Operating income	194,295	191,077	214,498
Interest expense	30,121	19,218	20,577
Other (expense) income	(5,353)	1,355	835
Income before income taxes	158,821	173,214	194,756
Income taxes	42,601	43,459	47,431
Net income	$116,220	$129,755	$147,325
Earnings per share - basic	$1,452.74	$1,621.93	$1,841.56
Weighted average common shares outstanding - basic	80	80	80
The accompanying notes are an integral part of these consolidated financial statements.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 31,	2022	2021	2020
	(In thousands)
Net income	$116,220	$129,755	$147,325
Other comprehensive income (loss):
Reclassification adjustment for loss on derivative instruments included in net income, net of tax of $107, $107 and $107 in 2022, 2021 and 2020, respectively	328	332	328
Postretirement liability adjustment:
Postretirement liability gains (losses) arising during the period, net of tax of $3,586, $1,011 and $(683) in 2022, 2021 and 2020, respectively	10,935	3,041	(1,898)
Amortization of postretirement liability losses included in net periodic benefit cost, net of tax of $292, $363 and $351 in 2022, 2021 and 2020, respectively	875	1,090	1,071
Postretirement liability adjustment	11,810	4,131	(827)
Other comprehensive income (loss)	12,138	4,463	(499)
Comprehensive income attributable to common stockholders	$128,358	$134,218	$146,826
The accompanying notes are an integral part of these consolidated financial statements.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31,	2022	2021
	(In thousands, except shares and per share amounts)
Assets
Current assets:
Cash and cash equivalents	$10,090	$13,848
Receivables, net	210,157	188,649
Costs and estimated earnings in excess of billings on uncompleted contracts	31,145	22,005
Due from related-party	16,050	8,046
Inventories	323,277	291,445
Prepayments and other current assets	17,848	18,637
Total current assets	608,567	542,630
Noncurrent assets:
Net property, plant and equipment	1,315,213	1,250,310
Goodwill	274,540	276,426
Other intangible assets, net	13,430	16,228
Operating lease right-of-use assets	45,873	50,128
Investments and other	36,696	38,476
Due from related-party - noncurrent	—	7,626
Total noncurrent assets	1,685,752	1,639,194
Total assets	$2,294,319	$2,181,824
Liabilities and Stockholder’s Equity
Current liabilities:
Long-term debt - current portion	$211	$233
Related-party notes payable - current portion	238,000	108,000
Accounts payable	87,370	82,598
Billings in excess of costs and estimated earnings on uncompleted contracts	39,843	32,348
Accrued compensation	29,192	25,731
Due to related-party	20,286	18,465
Current operating lease liabilities	13,210	14,999
Other accrued liabilities	88,778	74,827
Total current liabilities	516,890	357,201
Noncurrent liabilities:
Long-term debt	427	703
Related-party notes payable	446,449	575,457
Deferred income taxes	175,804	168,526
Noncurrent operating lease liabilities	32,663	35,129
Other	93,497	91,964
Total liabilities	1,265,730	1,228,980
Commitments and contingencies
Stockholder’s equity:
Common stock, $10 par value; 80,000 shares authorized, issued and outstanding	800	800
Other paid-in capital	549,106	549,714
Retained earnings	494,661	430,446
Parent stock held by subsidiary	(3,626)	(3,626)
Accumulated other comprehensive loss	(12,352)	(24,490)
Total stockholder’s equity	1,028,589	952,844
Total liabilities and stockholder’s equity	$2,294,319	$2,181,824
The accompanying notes are an integral part of these consolidated financial statements.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Equity
Years ended December 31, 2022, 2021 and 2020	Common Stock		Other Paid-in Capital	Retained Earnings	Parent Stock Held by Subsidiary	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
	(In thousands, except shares)
Balance at December 31, 2019	80,000	$800	$548,631	$260,729	$(3,626)	$(28,454)	$778,080
Net income	—	—	—	147,325	—	—	147,325
Other comprehensive loss	—	—	—	—	—	(499)	(499)
Net transfers to Parent	—	—	1,631	(48,293)	—	—	(46,662)
Balance at December 31, 2020	80,000	$800	$550,262	$359,761	$(3,626)	$(28,953)	$878,244
Net income	—	—	—	129,755	—	—	129,755
Other comprehensive income	—	—	—	—	—	4,463	4,463
Net transfers to Parent	—	—	(548)	(59,070)	—	—	(59,618)
Balance at December 31, 2021	80,000	$800	$549,714	$430,446	$(3,626)	$(24,490)	$952,844
Net income	—	—	—	116,220	—	—	116,220
Other comprehensive income	—	—	—	—	—	12,138	12,138
Net transfers to Parent	—	—	(608)	(52,005)	—	—	(52,613)
Balance at December 31, 2022	80,000	$800	$549,106	$494,661	$(3,626)	$(12,352)	$1,028,589
The accompanying notes are an integral part of these consolidated financial statements.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31,	2022	2021	2020
	(In thousands)
Operating activities:
Net income	$116,220	$129,755	$147,325
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	117,798	100,974	89,626
Deferred income taxes	2,078	32,858	1,753
Provision for credit losses	538	48	1,158
Amortization of debt issuance costs	483	402	403
Employee stock-based compensation costs	1,272	1,852	1,781
Pension and postretirement benefit plan net periodic benefit cost	1,306	1,092	1,502
Unrealized (gains) losses on investments	2,525	(1,632)	(2,844)
Gains on sale of assets	(14,092)	(6,638)	(6,116)
Equity in (loss) earnings of unconsolidated affiliates	438	(373)	75
Changes in current assets and liabilities, net of acquisitions:
Receivables	(32,506)	15,357	7,902
Due from related-party	(8,004)	2,889	(7,021)
Inventories	(31,033)	(42,441)	(11,288)
Other current assets	44	(4,574)	1,252
Accounts payable	17,489	(13,899)	(10,662)
Due to related-party	3,578	(957)	(799)
Other current liabilities	21,417	(21,011)	12,855
Pension and postretirement benefit plan contributions	(426)	(392)	(348)
Other noncurrent changes	8,319	(12,070)	5,850
Net cash provided by operating activities	207,444	181,240	232,404
Investing activities:
Capital expenditures	(178,162)	(174,229)	(135,870)
Acquisitions, net of cash acquired	1,745	(235,218)	(56,681)
Net proceeds from sale or disposition of property and other	22,878	12,017	8,205
Investments	(2,339)	(837)	(1,509)
Net cash used in investing activities	(155,878)	(398,267)	(185,855)
Financing activities:
Issuance of current related-party notes	208,000	—	—
Repayment of long-term debt	(298)	(221)	(227)
Debt issuance costs	(807)	—	(28)
Issuance (repayment) of long-term related-party notes, net	(207,007)	281,983	(2,262)
Net transfers to Parent	(55,212)	(57,959)	(45,430)
Net cash provided by (used in) financing activities	(55,324)	223,803	(47,947)
Increase (decrease) in cash and cash equivalents	(3,758)	6,776	(1,398)
Cash and cash equivalents - beginning of year	13,848	7,072	8,470
Cash and cash equivalents - end of year	$10,090	$13,848	$7,072
The accompanying notes are an integral part of these consolidated financial statements.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Note 1 – Background
On August 4, 2022, MDU Resources Group, Inc. (“MDU Resources”) announced plans to pursue a separation of Knife River Corporation and its subsidiaries (the “Company” or “Knife River”) from MDU Resources. As part of the separation, MDU Resources will transfer Knife River, including its assets and liabilities, to Knife River Holding Company, a newly formed wholly owned subsidiary of MDU Resources, and execute a tax-free spinoff of Knife River Holding Company to stockholders of MDU Resources. The transaction is expected to result in two independent, publicly traded companies: MDU Resources and Knife River Holding Company. Completion of the separation will be subject to, among other things, the effectiveness of a registration statement on Form 10 with the Securities and Exchange Commission, final approval from the board of directors of MDU Resources, receipt of one or more tax opinions, a private letter ruling from the Internal Revenue Service and other customary conditions. MDU Resources may, at any time and for any reason until the proposed transaction is complete, abandon the separation or modify or change its terms. The separation is expected to be complete in the second quarter of 2023, but there can be no assurance regarding the ultimate timing of the separation or that the separation will ultimately occur.
Prior to the separation, the Company was the construction materials and contracting segment of MDU Resources. Its operations are located in the western, central and southern U.S. The Company mines, processes and sells construction aggregates (crushed stone and sand and gravel); produces and sells asphalt mix; and supplies ready-mix concrete. The Company is focused on vertical integration of its contracting services with its construction materials to support the aggregate-based product lines.
Note 2 – Basis of Presentation
Knife River has historically operated as a wholly owned subsidiary of Centennial Energy Holdings, Inc. (“Centennial” or the “Parent”) and an indirect, wholly owned subsidiary of MDU Resources and not as a stand-alone company. The accompanying audited consolidated financial statements and footnotes were prepared on a “carve-out” basis in connection with the expected spinoff, were derived from the consolidated financial statements of MDU Resources as if the Company operated on a stand-alone basis during the periods presented, and were prepared utilizing the legal entity approach in conformity with accounting principles generally accepted in the U.S. (“GAAP”).
All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the financial statements. The financial statements also include expense allocations for certain functions provided by MDU Resources and Centennial, including, but not limited to certain general corporate expenses related to finance, legal, information technology, human resources, communications, procurement, tax, treasury and insurance. These general corporate expenses are included in the Consolidated Statements of Income within selling, general and administrative expenses. The amounts allocated were $18.0 million, $15.6 million and $14.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder principally allocated on the basis of percent of total capital invested or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the periods presented. These costs also may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from a third party.
Following the spinoff from MDU Resources, the Company may perform certain functions using its own resources or purchased services. For an interim period following the spinoff, however, some of these functions will continue to be provided by MDU Resources under a transition services agreement.
Historically, Knife River has participated in Centennial’s centralized cash management program, including its overall financing arrangements. Knife River has related-party note agreements in place with Centennial for the financing of its capital needs, which are reflected as related-party notes payable on the Consolidated Balance Sheets. Interest expense in the Consolidated Statements of Income reflects the allocation of interest on borrowing and funding associated with the related-party note agreements.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
MDU Resources maintains various benefit and stock-based compensation plans at a corporate level while certain defined pension benefit plans are maintained at a subsidiary level. The Company’s employees participate in these programs and the costs associated with its employees are included in the Company’s consolidated financial statements, as well as any net benefit plan assets or obligations.
Management has also evaluated the impact of events occurring after December 31, 2022, up to the date of issuance of these consolidated financial statements.
Principles of consolidation
The consolidated financial statements were prepared in accordance with GAAP and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying consolidated financial statements. Related-party transactions between the Company and MDU Resources or Centennial for general operating activities and intercompany debt have been included in the consolidated financial statements. These related-party transactions have historically been settled in cash and are reflected in the Consolidated Balance Sheets as “Due from related-party” or “Due to related-party” with the aggregate net effect reflected in the Consolidated Statement of Cash Flows within operating activities and “Related-party notes payable” with the aggregate net effect reflected in the Consolidated Statement of Cash Flows within financing activities.
The aggregate net effect of related-party transactions not settled in cash have been reflected in the Consolidated Balance Sheets as the Parent investment within “Other paid-in capital” and in the Consolidated Statements of Cash Flows as “Net transfers to Parent” in the financing activities. See Note 19 for additional information on related-party transactions.
Use of estimates
The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as long-lived assets and goodwill; fair values of acquired assets and liabilities under the acquisition method of accounting; aggregate reserves; property depreciable lives; tax provisions; revenue recognized using the cost-to-cost measure of progress for contracts; expected credit losses; environmental and other loss contingencies; costs on contracting services contracts; actuarially determined benefit costs; asset retirement obligations; lease classification; present value of right-of-use assets and lease liabilities; and the valuation of stock-based compensation. These estimates are based on management’s best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Note 3 – Significant Accounting Policies
New accounting standards
The following table provides a brief description of the accounting pronouncements applicable to the Company and the potential impact on its consolidated financial statements and/or disclosures:
Standard	Description	Effective Date	Impact on financial statements/disclosures
Recently adopted accounting standards updates (ASU’s)
ASU 2021-10 - Government Assistance
In November 2021, the FASB issued guidance on modifying the disclosure requirements to increase the transparency of government assistance including disclosure of the types of assistance, an entity’s accounting for the assistance and the effect of the assistance on an entity’s financial statements.
		January 1, 2022	The Company determined the guidance did not have a material impact on its disclosures for the year ended December 31, 2022.
Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
Revenue recognition
Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.
The Company generates revenue from contracting services and construction materials sales. The Company focuses on the vertical integration of its contracting services with its construction materials to support the aggregate-based product lines. The Company provides contracting services to a customer when a contract has been signed by both the customer and a representative of the Company obligating a service to be provided in exchange for the consideration identified in the contract. The nature of the services provided generally include integrating a set of services and related construction materials into a single project to create a distinct bundle of goods and services, which the Company has determined are single performance obligations. The Company determines the transaction price to include the fixed consideration required pursuant to the original contract price together with any additional consideration, to which the Company expects to be entitled to, associated with executed change orders plus the estimate of variable consideration to which the Company expects to be entitled, subject to the constraint discussed below.
The nature of the Company’s contracts gives rise to several types of variable consideration. Examples of variable consideration include: liquidated damages; performance bonuses or incentives and penalties; claims; unpriced change orders; and index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. The Company estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration the Company expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on the assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. The Company only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management’s estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, the Company considers if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. The Company updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.
Contracting revenue is recognized over time using an input method based on the cost-to-cost measure of progress on a project. This is the preferred method of measuring revenue because the costs incurred have been determined to represent the best indication of the overall progress toward the transfer of such goods or services promised to a customer. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. The percentage of completion is determined on a performance obligation basis.
The Company also sells construction materials to third parties and internal customers. The contract for material sales is the use of a sales order or an invoice, which includes the pricing and payment terms. All material contracts contain a single performance obligation for the delivery of a single distinct product or a distinct separately identifiable bundle of products and services. Revenue is recognized at a point in time when the performance obligation has been satisfied with the delivery of the products or services. The warranties associated with the sales are those consistent with a standard warranty that the product meets certain specifications for quality or those required by law. For most contracts, amounts billed to customers are due within 30 days of receipt. There are no material obligations for returns, refunds or other similar obligations.
Legal costs
The Company expenses external legal fees as they are incurred.
Business combinations
For all business combinations, the Company preliminarily allocates the purchase price of the acquisitions to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition dates and are considered provisional until final fair values are determined or the measurement period has passed. The Company expects to record adjustments as it accumulates the information needed to estimate the fair value of assets acquired and liabilities assumed, including working capital balances, estimated fair value of identifiable intangible assets, property, plant and equipment, total consideration and goodwill. The excess of the purchase price over the aggregate fair values is recorded as goodwill. The Company calculated the fair value of the assets acquired in 2022 and 2021 using a market or cost approach (or a combination of both). Fair values for some of the assets were determined based on Level 3 inputs including estimated future cash flows, discount rates, growth rates, sales projections, retention rates and terminal values, all of which require significant management judgment and are susceptible to change. The discount rate used in calculating the fair value of common stock issued in a business combination is determined by using a Black-Scholes-Merton model. The model uses Level 2 inputs including risk-free interest rate, volatility range and dividend yield. The final fair value of the net assets acquired may result in adjustments to the assets and liabilities, including goodwill, and will be made as soon as practical, but no later than 12 months from the respective acquisition dates. Any subsequent measurement period adjustments are not expected to have a material impact on the Company’s results of operations.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Receivables and allowance for expected credit losses
Receivables consist primarily of trade and contracting services contract receivables from the sale of goods and services net of expected credit losses. The Company’s receivables are all due in 12 months or less. The total balance of receivables past due 90 days or more was $11.2 million and $10.0 million at December 31, 2022 and 2021, respectively. Receivables, net consisted of the following at December 31:
	2022	2021
	(In thousands)
Trade receivables	$104,347	$98,114
Contracting services contract receivables	82,428	70,768
Retention receivables	28,859	25,173
Receivables, gross	215,634	194,055
Less expected credit loss	5,477	5,406
Receivables, net	$210,157	$188,649
The Company’s expected credit losses are determined through a review using historical credit loss experience, changes in asset specific characteristics, current conditions and reasonable and supportable future forecasts, among other specific account data, and is performed at least quarterly. The Company develops and documents its methodology to determine its allowance for expected credit losses. Risk characteristics used by the Company may include customer mix, knowledge of customers and general economic conditions of the various local economies, among others. Specific account balances are written off when management determines the amounts to be uncollectible. Management has reviewed the balance reserved through the allowance for expected credit losses and believes it is reasonable.
Details of the Company’s expected credit losses were as follows:
	Pacific	Northwest	Mountain	North Central	Other	Total
	(In thousands)
At December 31, 2020	$2,696	$824	$1,258	$1,179	$207	$6,164
Current expected credit loss provision*	(543)	(112)	577	106	40	68
Less write-offs charged against the allowance	101	200	225	133	167	826
At December 31, 2021	$2,052	$512	$1,610	$1,152	$80	$5,406
Current expected credit loss provision	27	946	(206)	(253)	24	538
Less write-offs charged against the allowance	34	205	126	60	42	467
At December 31, 2022	$2,045	$1,253	$1,278	$839	$62	$5,477
*	Includes impacts from businesses acquired.
Inventories
Inventories at December 31 consisted of:
	2022	2021
	(In thousands)
Finished products	$211,496	$195,616
Raw materials	78,571	68,504
Supplies and parts	33,210	27,325
Total	$323,277	$291,445
Inventories are valued at the lower of cost or net realizable value using the average cost method. Inventories include production costs incurred as part of the Company’s aggregate mining activities. These inventoriable

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
production costs include all mining and processing costs associated with the production of aggregates. Stripping costs incurred during the production phase, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventoriable production costs.
Property, plant and equipment
Additions to property, plant and equipment are recorded at cost. Gains or losses resulting from the retirement or disposal of assets are recognized as a component of operating income. Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets with the exception of large marine equipment, which is computed using units-of-production.
Aggregate mining development costs are capitalized and classified as land improvements and depreciated over the lower of the estimated life of the reserves or the life of the associated improvement. The Company begins capitalizing development costs at a point when reserves are determined to be proven or probable and economically mineable. Capitalization of these costs ceases when production commences. The cost of acquiring reserves in connection with a business combination are valued at fair value. Aggregate reserves, from both owned and leased mining sites, are a component within property, plant and equipment and are depleted using the units-of-production method. The Company uses proven and probable aggregate reserves as the denominator in its units-of production calculation. Exploration costs are expensed as incurred in cost of revenue and production costs are either expensed or capitalized to inventory.
Impairment of long-lived assets, excluding goodwill
The Company reviews the carrying values of its long-lived assets, including mining and related assets, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The Company tests long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets that are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value.
No impairment losses were recorded in 2022, 2021 or 2020. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which the Company completes in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.
The Company has determined that the reporting units for its goodwill impairment test are its operating segments as they constitute a business for which discrete financial information is available and for which management regularly reviews the operating results. For more information on the Company’s operating segments, see Note 16. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2022, 2021 and 2020, there were no impairment losses recorded. The Company performed its annual goodwill impairment test in the fourth quarter of 2022 and determined the fair value of each of Knife River’s reporting units substantially exceeded the carrying value at October 31, 2022.
The Company uses a weighted average combination of both an income approach and a market approach to estimate the fair value of its reporting units for its goodwill impairment analysis. Determining the fair value of a

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
reporting unit requires judgment and the use of significant estimates, which include assumptions about Knife River’s future revenue, profitability and cash flows, amount and timing of estimated capital expenditures, inflation rates, weighted average cost of capital, operational plans, and current and future economic conditions, among others. Knife River believes that the estimates and assumptions used in its impairment assessments are reasonable and based on available market information.
Investments
The Company’s investments include the cash surrender value of life insurance policies and insurance contracts. The Company measures its investment in the insurance contracts at fair value with any unrealized gains and losses recorded on the Consolidated Statements of Income.
Government Assistance
The Company accounts for government assistance received for capital projects by reducing the cost of the project by the amount of assistance received. The Company records government assistance received as taxable income and writes-up the tax basis of the asset to include the amount of the assistance received.
Government assistance received by the Company for the years ended December 31, 2022, 2021 and 2020, was not material.
Joint Ventures
The Company accounts for unconsolidated joint ventures using either the equity method or proportionate consolidation. As of December 31, 2022, the Company held an interest of 25 percent in a joint venture formed primarily for the purpose of pooling resources on construction contracts. Proportionate consolidation is used for joint ventures that include unincorporated legal entities and activities of the joint venture which are construction-related. For those joint ventures accounted for under proportionate consolidation, only the Company’s pro rata share of assets, liabilities, revenues and expenses are included in the Company’s balance sheet and results of operations.
For those joint ventures accounted for using proportionate consolidation, the Company recorded in its Consolidated Statements of Income $9.1 million, $10.1 million and $10.1 million of revenue for the years ended December 31, 2022, 2021 and 2020, respectively, and $823,000, $1.3 million and $1.4 million of operating income for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022 and 2021, the Company had interest in assets from these joint ventures of $912,000 and $643,000, respectively.
For joint ventures accounted for under the equity method, the Company’s investment balances for the joint ventures are included in Investments in the Consolidated Balance Sheets and the Company’s pro rata share of net income is included in Other income in the Consolidated Statements of Income. The Company’s investments in equity method joint ventures were a net asset of $13,000 and $439,000 for December 31, 2022 and 2021, respectively. In 2022, 2021 and 2020, the Company recognized income (loss) from equity method joint ventures of $(426,000), $14,000 and $(32,000), respectively.
Leases
Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The Company recognizes leases with an original lease term of 12 months or less in income on a straight-line basis over the term of the lease and does not recognize a corresponding right-of-use asset or lease liability. The Company determines the lease term based on the non-cancelable and cancelable periods in each contract. The non-cancelable period consists of the term of the contract that is legally enforceable and cannot be canceled by either party without incurring a significant penalty. The cancelable period is determined by various factors that are based on who has the right to cancel a contract. If only the lessor has the right to cancel the contract, the Company will assume the contract will continue. If the lessee is the only party that has the right to cancel the contract, the Company looks to asset, entity and market-based factors. If both the lessor and the lessee have the right to cancel the contract, the Company assumes the contract will not continue.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The discount rate used to calculate the present value of the lease liabilities is based upon the implied rate within each contract. If the rate is unknown or cannot be determined, the Company uses an incremental borrowing rate, which is determined by the length of the contract, asset class and the Company’s borrowing rates, as of the commencement date of the contract.
Asset retirement obligations
The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for the recorded amount or incurs a gain or loss.
Stock-based compensation
Eligible Knife River employees have traditionally participated in MDU Resources’ stock-based compensation plans and will continue to do so until the spinoff is complete. Knife River records compensation expense on awards granted to its employees, as well as an allocation of stock-based compensation expenses associated with MDU Resources’ shared employees.
Compensation awards are accounted for on the estimated fair values at the grant date and compensation expense is recognized over the vesting period. The Company uses the straight-line amortization method to recognize compensation expense related to restricted stock, which only has a service condition. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award. The Company recognizes compensation expense related to performance awards that vest based on performance metrics and service conditions on a straight-line basis over the service period. Inception-to-date expense is adjusted based upon the determination of the potential achievement of the performance target at each reporting date. The Company recognizes compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service period.
The Company records the compensation expense for performance share awards using an estimated forfeiture rate. The estimated forfeiture rate is calculated based on an average of actual historical forfeitures. The Company also performs an analysis of any known factors at the time of the calculation to identify any necessary adjustments to the average historical forfeiture rate. At the time actual forfeitures become more than estimated forfeitures, the Company records compensation expense using actual forfeitures.
Income taxes
MDU Resources and its subsidiaries file consolidated federal income tax returns and combined and separate state income tax returns. Pursuant to the tax sharing agreement that exists between MDU Resources and its subsidiaries, federal income taxes paid by MDU Resources, as parent of the consolidated group, are allocated to the individual subsidiaries based on separate company computations of tax. MDU Resources makes a similar allocation for state income taxes paid in connection with combined state filings.
The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company’s assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company records uncertain tax positions in accordance with accounting guidance on accounting for income taxes on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax position will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax positions that do not meet the more-likely-than-not criteria are reflected as a tax liability. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Note 4 – Disaggregation of Revenue
In the following table, revenue is disaggregated by category for each reportable segment. The Company believes this level of disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. For more information on the Company’s reportable segments, see Note 16.
Year ended December 31, 2022	Pacific	Northwest	Mountain	North Central	All Other	Total
	(In thousands)
Aggregates	$92,266	$171,633	$83,343	$96,528	$52,891	$496,661
Asphalt	35,735	97,299	93,263	174,207	26,964	427,468
Ready-mix concrete	127,569	157,951	106,654	158,552	58,783	609,509
Contracting services public-sector	81,989	173,981	249,573	342,370	70,117	918,030
Contracting services private-sector	47,497	88,713	119,136	13,342	1,003	269,691
Other	183,229	14,844	36	24,948	184,195	407,252
Internal sales	(99,696)	(105,647)	(110,095)	(202,636)	(75,808)	(593,882)
Revenues from contracts with customers	$468,589	$598,774	$541,910	$607,311	$318,145	$2,534,729
Year ended December 31, 2021	Pacific	Northwest	Mountain	North Central	All Other	Total
	(In thousands)
Aggregates	$89,913	$135,182	$72,567	$97,515	$48,833	$444,010
Asphalt	26,348	78,937	69,310	139,934	25,317	339,846
Ready-mix concrete	123,905	152,079	100,412	157,237	50,756	584,389
Contracting services public-sector	83,014	118,970	211,603	292,015	71,156	776,758
Contracting services private-sector	44,602	68,171	112,058	14,891	991	240,713
Other	147,484	12,786	91	22,803	161,094	344,258
Internal sales	(88,037)	(91,184)	(86,498)	(162,734)	(72,591)	(501,044)
Revenues from contracts with customers	$427,229	$474,941	$479,543	$561,661	$285,556	$2,228,930
Year ended December 31, 2020	Pacific	Northwest	Mountain	North Central	All Other	Total
	(In thousands)
Aggregates	$88,020	$112,983	$59,980	$94,785	$50,789	$406,557
Asphalt	25,649	60,507	72,222	156,376	35,146	349,900
Ready-mix concrete	134,692	144,256	83,104	142,398	42,566	547,016
Contracting services public-sector	95,730	107,698	227,866	330,268	92,434	853,996
Contracting services private-sector	49,384	50,635	99,300	14,632	1,718	215,669
Other	160,063	14,076	34	24,857	157,364	356,394
Internal sales	(99,220)	(76,432)	(91,654)	(195,843)	(88,381)	(551,530)
Revenues from contracts with customers	$454,318	$413,723	$450,852	$567,473	$291,636	$2,178,002
Presented in the previous tables are the sales of materials to both third parties and internal customers. Due to consolidation requirements, the internal sales revenues must be eliminated against the construction materials product used in the contracting services to arrive at the external operating revenues.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Note 5 – Uncompleted Contracts
Costs, estimated earnings, and billings on uncompleted contracts at December 31 are summarized as follows:
	2022	2021
	(In thousands)
Costs incurred on uncompleted contracts	$1,217,480	$1,190,922
Estimated earnings	153,317	158,836
	1,370,797	1,349,758
Less billings to date	(1,379,495)	(1,360,101)
Net contract liability	$(8,698)	$(10,343)
The timing of revenue recognition may differ from the timing of invoicing to customers. The timing of invoicing to customers does not necessarily correlate with the timing of revenues being recognized under the cost-to-cost method of accounting. Contracts from contracting services are billed as work progresses in accordance with agreed upon contractual terms. Generally, billing to the customer occurs contemporaneous to revenue recognition. A variance in timing of the billings may result in a contract asset or a contract liability. A contract asset occurs when revenues are recognized under the cost-to-cost measure of progress, which exceeds amounts billed on uncompleted contracts. Such amounts will be billed as standard contract terms allow, usually based on various measures of performance or achievement. A contract liability occurs when there are billings in excess of revenues recognized under the cost-to-cost measure of progress on uncompleted contracts. Contract liabilities decrease as revenue is recognized from the satisfaction of the related performance obligation.
Such amounts are included in the accompanying Consolidated Balance Sheets at December 31 under the following captions:
	2022	2021	Change	Location on Consolidated Balance Sheet
	(In thousands)
Contract assets	$31,145	$22,005	$9,140	Costs and estimated earnings in excess of billings on uncompleted contracts
Contract liabilities	(39,843)	(32,348)	(7,495)	Billings in excess of costs and estimated earnings on uncompleted contracts
Net contract liabilities	$(8,698)	$(10,343)	$1,645
	2021	2020	Change	Location on Consolidated Balance Sheet
	(In thousands)
Contract assets	$22,005	$20,659	$1,346	Costs and estimated earnings in excess of billings on uncompleted contracts
Contract liabilities	(32,348)	(34,115)	1,767	Billings in excess of costs and estimated earnings on uncompleted contracts
Net contract liabilities	$(10,343)	$(13,456)	$3,113
The Company recognized $30.2 million and $33.1 million in revenue for the years ended December 31, 2022 and 2021, respectively, which was previously included in contract liabilities at December 31, 2021 and 2020, respectively.
The Company recognized a net increase in revenues of approximately $11.0 million and $25.6 million for the years ended December 31, 2022 and 2021, respectively, from performance obligations satisfied in prior periods.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Remaining performance obligations
The remaining performance obligations, also referred to as backlog, include unrecognized revenues that the Company reasonably expects to be realized. These unrecognized revenues can include: projects that have a written award, a letter of intent, a notice to proceed, an agreed upon work order to perform work on mutually accepted terms and conditions and change orders or claims to the extent management believes additional contract revenues will be earned and are deemed probable of collection. The majority of the Company’s contracts for contracting services have an original duration of less than one year.
At December 31, 2022, the Company’s remaining performance obligations were $935.4 million. The Company expects to recognize the following revenue amounts in future periods related to these remaining performance obligations: $836.4 million within the next 12 months; $72.7 million within the next 13 to 24 months; and $26.3 million thereafter.
Note 6 – Business Combinations
The following acquisitions were accounted for as business combinations in accordance with ASC 805 – Business Combinations. The results of the acquired businesses have been included in the Company’s Consolidated Financial Statements beginning on the acquisition date. Pro forma financial amounts reflecting the effects of the business combinations are not presented, as none of these business combinations, individually or in the aggregate, were material to the Company’s financial position or results of operations.
The acquisitions are also subject to customary adjustments based on, among other things, the amount of cash, debt and working capital in the business as of the closing date. The amounts included in the Consolidated Balance Sheets for these adjustments are considered provisional until final settlement has occurred.
The following is a listing of the acquisitions made during 2022 and 2021:
•
Allied Concrete and Supply Co., a producer of ready-mixed concrete in California, acquired by the Pacific segment in December 2022. At December 31, 2022, the purchase price allocation was preliminary and will be finalized within 12 months of the acquisition date.

•
Baker Rock Resources and Oregon Mainline Paving, two construction materials companies located around the Portland, Oregon metro area, acquired by the Northwest segment in November 2021. At September 30, 2022, the purchase price allocation was settled with no material adjustments made to the provisional accounting.

•
Mt. Hood Rock, a construction aggregates business in Oregon, acquired by the Northwest segment in April 2021. At March 31, 2022, the purchase price allocation was settled with no material adjustments made to the provisional accounting.

The total purchase price for acquisitions that occurred in 2022 was $8.9 million, subject to certain adjustments, with cash acquired totaling $2.8 million. The purchase price includes consideration paid of $1.5 million, a $70,000 holdback liability and 273,153 shares of MDU Resources’ common stock with a market value of $8.4 million as of the respective acquisition date. Due to the holding period restriction on the common stock, the share consideration has been discounted to a fair value of approximately $7.3 million. The amounts allocated to the aggregated assets acquired and liabilities assumed during 2022 were as follows: $1.7 million to current assets; $5.9 million to property, plant and equipment; $200,000 to goodwill; $100,000 to current liabilities; $500,000 to noncurrent liabilities - other; and $1.2 million to deferred tax liabilities.
The total purchase price for acquisitions that occurred in 2021 was $236.1 million, subject to certain adjustments, with cash acquired totaling $900,000. The purchase price includes consideration paid of $235.2 million. The amounts allocated to the aggregated assets acquired and liabilities assumed during 2021 were as follows: $17.0 million to current assets; $179.8 million to property, plant and equipment; $50.6 million to goodwill; $2.2 million to other intangible assets; $8.7 million to current liabilities; $2.5 million to noncurrent liabilities - other; and $3.2 million to deferred tax liabilities. The intangible assets include non-compete agreements, customer relationships and trade names. The intangible assets fair value is based on various income approach methods, including, multi-period excess earnings, relief-from-royalty and the with and without method. The amortizable intangible assets are being amortized using a

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
straight-line method over a weighted average period of 5.5 years. During the first quarter of 2022, measurement period adjustments were made to the previously reported provisional amounts which decreased goodwill and increased property, plant and equipment by $2.1 million. The Company issued debt to finance these acquisitions.
Costs incurred for acquisitions are included in selling, general and administrative expenses on the Consolidated Statements of Income and were not material for the years ended December 31, 2022, 2021 and 2020.
Note 7 – Property, Plant and Equipment
Property, plant and equipment at December 31 was as follows:
	2022	2021	Weighted Average Depreciable Life in Years
	(In thousands)
Land	$150,809	$149,066	—
Aggregate reserves	592,097	584,683	*
Buildings and improvements	165,833	149,262	21
Machinery, vehicles and equipment	1,492,506	1,414,260	12
Construction in progress	88,163	50,426	—
Less: accumulated depreciation and depletion	1,174,195	1,097,387
Net property, plant and equipment	$1,315,213	$1,250,310
*	Depleted on the units-of-production method based on proven and probable aggregate reserves.
Total depreciation and depletion expense was $113.6 million, $93.9 million and $82.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Note 8 – Goodwill and Other Intangible Assets
The changes in the carrying amount of goodwill were as follows:
	Balance at January 1, 2022	Goodwill Acquired During the Year	Measurement Period Adjustments	Balance at December 31, 2022
	(In thousands)
Pacific	$38,101	$238	$—	$38,339
Northwest	93,102	—	(2,124)	90,978
Mountain	26,816	—	—	26,816
North Central	75,879	—	—	75,879
All other	42,528	—	—	42,528
Total	$276,426	$238	$(2,124)	$274,540
	Balance at January 1, 2021	Goodwill Acquired During the Year	Measurement Period Adjustments	Balance at December 31, 2021
	(In thousands)
Pacific	$38,101	$—	$—	$38,101
Northwest	42,462	50,640	—	93,102
Mountain	27,033	—	(217)	26,816
North Central	75,879	—	—	75,879
All other	42,528	—	—	42,528
Total	$226,003	$50,640	$(217)	$276,426
Other amortizable intangible assets at December 31 were as follows:

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
	2022	2021
	(In thousands)
Customer relationships	$18,540	$18,540
Less accumulated amortization	7,367	5,633
	11,173	12,907
Noncompete agreements	4,039	4,039
Less accumulated amortization	2,985	2,471
	1,054	1,568
Other	5,279	9,579
Less accumulated amortization	4,076	7,826
	1,203	1,753
Total	$13,430	$16,228
The previous tables include goodwill and intangible assets associated with the business combinations completed during 2022 and 2021. For more information related to these business combinations, see Note 6.
Amortization expense for amortizable intangible assets for the years ended December 31, 2022, 2021 and 2020, were $2.8 million, $2.6 million and $3.3 million, respectively. The amounts of estimated amortization expense for identifiable intangible assets as of December 31, 2022, was $2.5 million in 2023, $2.3 million in 2024, $2.1 million in 2025, $1.8 million in 2026, $1.8 million in 2027 and $2.9 million thereafter.
Note 9 – Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company’s assets and liabilities measured on a recurring basis are determined using the market approach.
The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in income. The Company anticipates using these investments, which consist of insurance contracts, to satisfy its obligations as a participant in MDU Resources’ unfunded, nonqualified defined benefit plans for the Company’s executive officers and certain key management employees, and invests in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $20.1 million and $21.6 million as of December 31, 2022 and 2021, respectively, are classified as investments on the Consolidated Balance Sheets. The net unrealized losses on these investments for the year ended December 31, 2022, were $2.8 million. The net unrealized gains on these investments for the years ended December 31, 2021 and 2020, were $1.4 million and $2.5 million, respectively. The change in fair value, which is considered part of the cost of the plan, is classified in other income on the Consolidated Statements of Income.
The Company’s Level 2 money market funds are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the Company’s Level 2 insurance contracts are based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.
Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The Company’s assets measured at fair value on a recurring basis were as follows:
	Fair Value Measurements at December 31, 2022, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)
Assets:
Money market funds	$—	$2,448	$—	$2,448
Insurance contracts*	—	20,083	—	20,083
Total assets measured at fair value	$—	$22,531	$—	$22,531
*
The insurance contracts invest approximately 63 percent in fixed-income investments, 15 percent in common stock of large-cap companies, 8 percent in common stock of mid-cap companies, 6 percent in common stock of small-cap companies, 6 percent in target date investments and 2 percent in cash equivalents.

	Fair Value Measurements at December 31, 2021, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2021
	(In thousands)
Assets:
Money market funds	$—	$3,044	$—	$3,044
Insurance contracts*	—	21,629	—	21,629
Total assets measured at fair value	$—	$24,673	$—	$24,673
*
The insurance contracts invest approximately 61 percent in fixed-income investments, 17 percent in common stock of large-cap companies, 8 percent in common stock of mid-cap companies, 7 percent in common stock of small-cap companies, 5 percent in target date investments and 2 percent in cash equivalents.

Note 10 – Leases
Most of the leases the Company enters into are for equipment, buildings and vehicles as part of their ongoing operations. The Company determines if an arrangement contains a lease at inception of a contract and accounts for all leases in accordance with ASC 842 - Leases.
The recognition of leases requires the Company to make estimates and assumptions that affect the lease classification and the assets and liabilities recorded. The accuracy of lease assets and liabilities reported on the Consolidated Financial Statements depends on, among other things, management’s estimates of interest rates used to discount the lease assets and liabilities to their present value, as well as the lease terms based on the unique facts and circumstances of each lease.
Lessee accounting
The leases the Company has entered into as part of its ongoing operations are considered operating leases and are recognized on the Consolidated Balance Sheets as operating lease right-of-use assets, current operating lease liabilities and noncurrent operating lease liabilities. The corresponding lease costs are included in cost of revenue and selling, general and administrative expenses on the Consolidated Statements of Income.
Generally, the leases for vehicles and equipment have a term of five years or less and buildings have a longer term of up to 35 years or more. To date, the Company does not have any residual value guarantee amounts probable of being owed to a lessor, financing leases or material agreements with related parties.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The following tables provide information on the Company’s operating leases at and for the years ended December 31:
	2022	2021	2020
	(In thousands)
Lease costs:
Operating lease cost	$17,941	$21,914	$25,303
Variable lease cost	98	84	150
Short-term lease cost	55,871	53,016	59,233
Total lease costs	$73,910	$75,014	$84,686
	2022	2021
	(Dollars in thousands)
Weighted average remaining lease term	2.03 years	1.63 years
Weighted average discount rate	4.05%	3.63%
Cash paid for amounts included in the measurement of lease liabilities	$17,941	$21,914
The reconciliation of future undiscounted cash flows to operating lease liabilities presented on the Consolidated Balance Sheet at December 31, 2022 was as follows:
(In thousands)
2023	$15,129
2024	10,902
2025	7,928
2026	4,528
2027	2,983
Thereafter	11,913
Total	53,383
Less discount	7,510
Total operating lease liabilities	$45,873
Note 11 – Asset Retirement Obligations
The Company records obligations related to the reclamation of certain aggregate properties and certain other obligations associated with leased and owned properties.
For the years ended December 31, 2022 and 2021, the current portion of the Company’s liability, which is included in other accrued liabilities, was $4.4 million and $6.1 million, respectively, and the noncurrent amount, which is included in other liabilities, was $33.0 million and $27.3 million, respectively. A reconciliation of the Company’s liability for the years ended December 31 was as follows:
	2022	2021
	(In thousands)
Balance at beginning of year	$33,406	$30,932
Liabilities incurred	4,657	1,655
Liabilities acquired	—	1,805
Liabilities settled	(2,117)	(2,613)
Accretion expense	1,415	1,627
Balance at end of year	$37,361	$33,406

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Note 12 – Stock-Based Compensation
Until the spinoff is complete, key employees of Knife River will continue to participate in the stock-based compensation plans authorized and managed by MDU Resources. Knife River uses the straight-line amortization method to recognize compensation expense related to restricted stock, which only has a service condition. Knife River recognizes compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service period. Total stock-based compensation expense (after tax) for participants of the Company was $1.2 million, $1.4 million and $1.3 million in 2022, 2021 and 2020, respectively. As of December 31, 2022, total remaining unrecognized compensation expense related to stock-based compensation for the Company was approximately $1.7 million (before income taxes), which will be amortized over a weighted average period of 1.5 years.
Restricted stock awards
In February 2022 and 2021, key employees of the Company were granted restricted stock awards under MDU Resources’ long-term performance-based incentive plan. The shares vest over three years, contingent on continued employment. Compensation expense is recognized over the vesting period. At December 31, 2022, the number of outstanding shares granted was 23,197 with a weighted average grant-date fair value of $27.54 per share.
Performance share awards
In February 2022 and 2021, key employees of the Company were granted performance share awards under MDU Resources’ long-term performance-based incentive plan authorized by MDU Resources’ compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. Share awards are generally earned over a three-year vesting period and tied to specific financial metrics. Upon vesting, participants receive dividends that accumulate during the vesting period.
Target grants of performance shares outstanding at December 31, 2022, for the Company were as follows:
Grant Date	Performance Period	Target Grant of Shares
February 2021	2021-2023	34,655
February 2022	2022-2024	34,946
Under the market condition for these performance share awards, participants may earn from zero to 200 percent of the apportioned target grant of shares based on MDU Resources’ total stockholder return relative to that of the selected peer group. Compensation expense is based on the grant-date fair value as determined by Monte Carlo simulation. The blended volatility term structure ranges are comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date. Assumptions used for grants applicable to the market condition for certain performance shares issued in 2022, 2021 and 2020 were:
	2022	2021	2020
Weighted average grant-date fair value	$36.25	$37.96	$40.75
Blended volatility range	24.07% - 31.41%	35.37% - 46.35%	15.30% - 15.97%
Risk-free interest rate range	.71% - 1.68%	.02% - .20%	1.45% - 1.62%
Weighted average discounted dividends per share	$2.93	$3.16	$2.91
Under the performance conditions for these performance share awards, participants may earn from zero to 200 percent of the apportioned target grant of shares. The performance conditions are based on MDU Resources’ compound annual growth rate in earnings from continuing operations before interest, taxes, depreciation, depletion and amortization and MDU Resources’ compound annual growth rate in earnings from continuing operations. The weighted average grant-date fair value per share for the performance shares applicable to these performance conditions issued in 2022, 2021 and 2020 was $27.73, $27.35 and $31.63, respectively.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The fair value of the performance shares that vested during the years ended December 31, 2022, 2021 and 2020, was $962,000, $1.7 million and $1.3 million, respectively.
A summary of the status of the performance share awards for the year ended December 31, 2022, was as follows:
	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of period	69,250	$34.42
Granted	34,946	31.99
Additional performance shares earned (unearned)	(2,874)	31.63
Less:
Vested	31,721	36.60
Nonvested at end of period	69,601	$32.32
Note 13 – Accumulated Other Comprehensive Loss
The Company’s accumulated other comprehensive loss is comprised of losses on derivative instruments qualifying as hedges and postretirement liability adjustments.
The after-tax changes in the components of accumulated other comprehensive loss were as follows:
	Net Unrealized Loss on Derivative Instruments Qualifying as Hedges	Post- retirement Liability Adjustment	Total Accumulated Other Comprehensive Loss
	(In thousands)
At December 31, 2020	$(750)	$(28,203)	$(28,953)
Other comprehensive income before reclassifications	—	3,041	3,041
Amounts reclassified from accumulated other comprehensive loss	332	1,090	1,422
Net current-period other comprehensive income	332	4,131	4,463
At December 31, 2021	(418)	(24,072)	(24,490)
Other comprehensive income before reclassifications	—	10,935	10,935
Amounts reclassified from accumulated other comprehensive loss	328	875	1,203
Net current-period other comprehensive income	328	11,810	12,138
At December 31, 2022	$(90)	$(12,262)	$(12,352)

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The following amounts were reclassified out of accumulated other comprehensive loss into net income. The amounts presented in parentheses indicate a decrease to net income on the Consolidated Statements of Income. The reclassifications for the years ended December 31 were as follows:
	2022	2021	2020	Location on Consolidated Statements of Income
	(In thousands)
Reclassification adjustment for loss on derivative instruments included in net income	$435	$439	$435	Interest expense
	(107)	(107)	(107)	Income taxes
	328	332	328
Amortization of postretirement liability losses included in net periodic benefit credit	1,167	1,453	1,422	Other income
	(292)	(363)	(351)	Income taxes
	875	1,090	1,071
Total reclassifications	$1,203	$1,422	$1,399
Note 14 – Income Taxes
Income tax expense on the Consolidated Statements of Income for the years ended December 31 was as follows:
	2022	2021	2020
	(In thousands)
Current:
Federal	$27,293	$4,270	$32,682
State	13,230	6,331	12,996
	40,523	10,601	45,678
Deferred:
Income taxes:
Federal	1,715	26,793	2,972
State	363	6,065	(1,219)
	2,078	32,858	1,753
Total income tax expense	$42,601	$43,459	$47,431
Components of deferred tax assets and deferred tax liabilities at December 31 were as follows:
	2022	2021
	(In thousands)
Deferred tax assets:
Accrued pension costs	$11,070	$15,011
Operating lease liabilities	11,804	12,966
Asset retirement obligations	9,687	8,696
Deferred compensation/compensation related	15,329	14,654
Net operating loss/credit carryforward	12,039	11,329
Capitalized inventory overheads	7,260	4,683
Payroll tax deferral	—	2,329
Other	8,412	8,032
Total deferred tax assets	75,601	77,700

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
	2022	2021
	(In thousands)
Deferred tax liabilities:
Basis differences on property, plant and equipment	203,099	199,928
Operating lease right-of-use-assets	11,804	12,966
Intangible assets	10,975	9,760
Other	13,488	12,243
Total deferred tax liabilities	239,366	234,897
Valuation allowance	12,039	11,329
Net deferred income tax liability	$(175,804)	$(168,526)
As of December 31, 2022 and 2021, the Company had various state income tax net operating loss carryforwards of $160.1 million and $148.9 million, respectively, and federal and state income tax credit carryforwards, excluding alternative minimum tax credit carryforwards, of $591,000 for both years. The state income tax credit carryforwards are due to expire between 2024 and 2036. Changes in tax regulations or assumptions regarding current and future taxable income could require additional valuation allowances in the future.
The following table reconciles the change in the net deferred income tax liability from December 31, 2021, to December 31, 2022, to deferred income tax expense:
	2022	2021
	(In thousands)
Change in net deferred income tax liability from the preceding table	$7,278	$37,516
Deferred income taxes established due to an acquisition	(1,215)	(3,177)
Deferred taxes associated with other comprehensive loss	(3,985)	(1,481)
Deferred income tax expense for the period	$2,078	$32,858
Total income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:
Years ended December 31,	2022		2021		2020
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Computed tax at federal statutory rate	$33,353	21.0	$36,375	21.0	$40,899	21.0
Increases (reductions) resulting from:
State income taxes, net of federal income tax	9,702	6.1	9,429	5.4	10,450	5.4
Depletion allowance	(2,123)	(1.3)	(1,893)	(1.1)	(1,756)	(.9)
Nonqualified benefit plans	1,129.7		(535)	(.3)	(922)	(.5)
Deductible K-Plan dividends	(394)	(.3)	(392)	(.2)	(372)	(.2)
Resolution of tax matters and uncertain tax positions	592.4		(64)	—	(1,375)	(.7)
Other	342.2		539.3		507.3
Total income tax expense	$42,601	26.8	$43,459	25.1	$47,431	24.4
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to U.S. federal or non-U.S. income tax examinations by tax authorities for years ending prior to 2019. With few exceptions, as of December 31, 2022, the Company is no longer subject to state and local income tax examinations by tax authorities for years ending prior to 2019.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
For the years ended December 31, 2022, 2021 and 2020, total reserves for uncertain tax positions were not material. The Company recognizes interest and penalties accrued relative to unrecognized tax benefits in income tax expense.
Note 15 – Cash Flow Information
Cash expenditures for interest and income taxes for the years ended December 31 were as follows:
	2022	2021	2020
	(In thousands)
Interest	$28,148	$19,121	$14,805
Income taxes paid, net	$21,186	$34,784	$41,050
Noncash investing and financing transactions at December 31 were as follows:
	2022	2021	2020
	(In thousands)
Property, plant and equipment additions in accounts payable	$13,965	$15,840	$7,762
Right-of-use assets obtained in exchange for new operating lease liabilities	$11,763	$11,497	$22,428
Capital contribution from Parent in the form of common stock	$1,272	$1,852	$1,781
Debt assumed in connection with a business combination	$—	$10	$—
Accrual for holdback payment related to a business combination	$70	$—	$—
Stock issued in connection with a business combination	$7,304	$—	$—
Note 16 – Business Segment Data
The Company’s reportable segments are those that are based on the Company’s method of internal reporting and management of the business. The Company focuses on the vertical integration of its products and services by offering customers a single-source for construction materials and related contracting services. The Company operates in 14 states across the United States. Its operating segments include: Pacific, Northwest, Mountain, North Central, South and Energy Services. The operating segments are organized by geographic region in the United States due to the cyclical nature of the construction work performed. The Company’s reportable segments are Pacific, Northwest, Mountain and North Central. The South and Energy Services operating segments do not meet the criteria to be reportable segments and, as such, are combined with its corporate services in All Other. Each segment is led by a segment manager that reports to the Company’s president who is also the Company’s chief operating decision maker. The Company’s chief operating decision maker evaluates the performance of the segments and allocates resources to them based on earnings before interest, taxes, depreciation, depletion and amortization.
All of the reportable segments mine, process, and sell construction aggregates (crushed stone and sand and gravel); produce and sell asphalt; and produce and sell ready-mix concrete as well as vertically integrating its contracting services to support the aggregate based product lines including heavy-civil construction, asphalt and concrete paving, and site development and grading. Although not common to all locations, Other includes the sale of cement, production and distribution of modified liquid asphalt, merchandise and other building materials and related services.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The information below follows the same accounting policies as described in Note 3. Information on the Company’s segments as of December 31 and for the years then ended was as follows:
	2022	2021	2020
	(In thousands)
External operating revenues:
Pacific	$468,589	$427,229	$454,318
Northwest	598,774	474,941	413,723
Mountain	541,910	479,543	450,852
North Central	607,311	561,661	567,473
All Other	318,145	285,556	291,636
Total external operating revenues	$2,534,729	$2,228,930	$2,178,002
Intersegment operating revenues:
Pacific	$—	$55	$148
Northwest	1,444	3,102	2,414
Mountain	120	26	18
North Central	747	122	3,358
All Other	34,894	31,827	34,236
Total intersegment operating revenues	$37,205	$35,132	$40,174
EBITDA:
Pacific	$55,839	$67,124	$79,136
Northwest	103,885	80,624	74,360
Mountain	72,604	65,017	52,407
North Central	64,988	72,301	71,723
All Other	9,424	8,340	27,333
Total segment EBITDA	$306,740	$293,406	$304,959
Capital expenditures:
Pacific	$33,046	$26,675	$22,108
Northwest	60,697	278,946	45,963
Mountain	35,098	47,648	59,156
North Central	33,151	28,838	17,307
All Other	19,855	35,417	47,101
Total capital expenditures*	$181,847	$417,524	$191,635
Assets:
Pacific	$441,606	$414,103	$403,023
Northwest	772,159	714,098	452,126
Mountain	293,121	278,608	248,216
North Central	420,877	414,619	408,571
All Other	366,556	360,396	311,571
Total assets	$2,294,319	$2,181,824	$1,823,507
Property, plant and equipment:
Pacific	$533,985	$505,103	$486,401
Northwest	813,513	759,482	553,632
Mountain	400,907	369,732	328,037
North Central	441,731	419,075	396,427
All Other	299,272	294,305	263,978
Less accumulated depreciation and depletion	1,174,195	1,097,387	1,038,730
Net property, plant and equipment	$1,315,213	$1,250,310	$989,745
*
Capital expenditures for 2022, 2021 and 2020 include noncash transactions for capital expenditure-related accounts payable, the issuance of equity securities in connection with an acquisition and accrual of a holdback payment in connection with an acquisition totaling $(5,430) thousand, $(8,077) thousand and $916,000, respectively.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
A reconciliation of reportable segment operating revenues to consolidated operating revenues is as follows:
	2022	2021	2020
	(In thousands)
Total reportable segment operating revenues	$2,218,896	$1,946,679	$1,892,304
Other revenue	353,038	317,383	325,872
Elimination of intersegment operating revenues	(37,205)	(35,132)	(40,174)
Total consolidated operating revenues	$2,534,729	$2,228,930	$2,178,002
A reconciliation of reportable segment assets to consolidated assets is as follows:
	2022	2021	2020
	(In thousands)
Total assets for reportable segments	$1,927,763	$1,821,428	$1,511,936
Other assets	3,731,031	3,529,536	2,854,648
Elimination of intercompany receivables	(3,364,475)	(3,169,140)	(2,543,077)
Total consolidated assets	$2,294,319	$2,181,824	$1,823,507
A reconciliation of segment EBITDA to consolidated income before income taxes is as follows:
	2022	2021	2020
	(In thousands)
Total EBITDA for reportable segments	$297,316	$285,066	$277,626
Other EBITDA	9,424	8,340	27,333
Depreciation, depletion and amortization	117,798	100,974	89,626
Interest	30,121	19,218	20,577
Total consolidated income before income taxes	$158,821	$173,214	$194,756
Note 17 – Employee Benefit Plans
Pension and other postretirement benefit plans
The Company participates in self-sponsored qualified defined benefit plans which are accounted for as single-employer plans and are reflected in the Company’s consolidated financial statements. The Company uses a measurement date of December 31 for all its pension and postretirement benefit plans. Prior to 2010, defined benefit pension plan benefits and accruals for the nonunion plan were frozen and on June 30, 2015, the remaining union plan was frozen. These employees were eligible to receive additional defined contribution plan benefits. In October 2018, the Company transferred the liability of certain participants in the nonunion defined benefit pension plan, who are currently receiving benefits, to an annuity company. The transfer of the benefit payments for these participants reduced the Company’s liability and future premiums.
The postretirement benefit plan in which the Company participates relates to a multiple-employer plan sponsored by MDU Resources. The plan maintains separate accounting records for each plan, including separate actuarial valuations, therefore the Company is accounting for the plan as single-employer plans within its consolidated financial statements. Effective January 1, 2015, eligibility to receive retiree medical benefits was modified at certain of the Company’s businesses. Employees who had attained age 55 with 10 years of continuous service by December 31, 2010, will be provided the current retiree medical insurance benefits or can elect the new benefit, if desired, regardless of when they retire. All other current employees must meet the new eligibility criteria of age 55 and 10 years of continuous service at the time they retire. These employees will be eligible for a specified company funded Retiree Reimbursement Account. Employees hired after December 31, 2014, will not be eligible for retiree medical benefits.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
In 2012, the Company modified health care coverage for certain retirees. Effective January 1, 2013, post-65 coverage was replaced by a fixed-dollar subsidy for retirees and spouses to be used to purchase individual insurance through a healthcare exchange.
Changes in benefit obligation and plan assets and amounts recognized in the Consolidated Balance Sheets at December 31 were as follows:
	Pension Benefits		Other Postretirement Benefits
	2022	2021	2022	2021
		(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$44,363	$46,783	$19,480	$21,790
Service cost	—	—	522	567
Interest cost	1,127	1,053	514	492
Plan participants’ contributions	—	—	3	3
Actuarial gain	(9,174)	(832)	(5,319)	(2,769)
Benefits paid	(2,558)	(2,641)	(584)	(603)
Benefit obligation at end of year	33,758	44,363	14,616	19,480
Change in net plan assets:
Fair value of plan assets at beginning of year	39,345	40,710	314	505
Actual return on plan assets	(8,356)	1,276	(473)	17
Employer contribution	—	—	426	392
Plan participants’ contributions	—	—	3	3
Benefits paid	(2,558)	(2,641)	(584)	(603)
Fair value of net plan assets at end of year	28,431	39,345	(314)	314
Funded status - under	$(5,327)	$(5,018)	$(14,930)	$(19,166)
Amounts recognized in the Consolidated Balance Sheets at December 31:
Other accrued liabilities	$—	$—	$1,044	$544
Noncurrent liabilities - other	5,327	5,018	13,886	18,622
Benefit obligation liabilities - net amount recognized	$(5,327)	$(5,018)	$(14,930)	$(19,166)
Amounts recognized in accumulated other comprehensive loss consist of:
Actuarial (gain) loss	$19,087	$18,788	$(2,057)	$3,128
Prior service credit	—	—	(109)	(189)
Total	$19,087	$18,788	$(2,166)	$2,939
Employer contributions and benefits paid in the preceding table include only those amounts contributed directly to, or paid directly from, plan assets.
In 2022 and 2021, the actuarial gain recognized in the benefit obligation was primarily the result of an increase in the discount rate. For more information on the discount rates, see the table below. Unrecognized pension actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of assets are amortized over the average life expectancy of plan participants for frozen plans. The market-related value of assets is determined using a five-year average of assets.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The pension plans all have accumulated benefit obligations in excess of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these plans at December 31 were as follows:
	2022	2021
	(In thousands)
Projected benefit obligation	$33,758	$44,363
Accumulated benefit obligation	$33,758	$44,363
Fair value of plan assets	$28,431	$39,345
The components of net periodic benefit cost (credit), other than the service cost component, are included in other income on the Consolidated Statements of Income. Prior service credit is amortized on a straight-line basis over the average remaining service period of active participants. These components related to the Company’s pension and other postretirement benefit plans for the years ended December 31 were as follows:
	Pension Benefits			Other Postretirement Benefits
	2022	2021	2020	2022	2021	2020
	(In thousands)
Components of net periodic benefit cost (credit):
Service cost	$—	$—	$—	$522	$567	$554
Interest cost	1,127	1,053	1,291	514	492	650
Expected return on assets	(1,973)	(2,028)	(2,065)	(12)	(19)	(17)
Amortization of prior service credit	—	—	—	(79)	(79)	(79)
Recognized net actuarial loss	856	971	862	351	135	306
Net periodic benefit cost (credit)	10	(4)	88	1,296	1,096	1,414
Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive loss:
Net (gain) loss	1,155	(162)	794	(4,833)	(2,763)	(181)
Amortization of actuarial loss	(856)	(1,108)	(985)	(351)	(135)	(306)
Amortization of prior service credit	—	—	—	79	90	90
Total recognized in accumulated other comprehensive loss	299	(1,270)	(191)	(5,105)	(2,808)	(397)
Total recognized in net periodic benefit cost (credit) and accumulated other comprehensive loss	$309	$(1,274)	$(103)	$(3,809)	$(1,712)	$1,017
Weighted average assumptions used to determine benefit obligations at December 31 were as follows:
	Pension Benefits		Other Postretirement Benefits
	2022	2021	2022	2021
Discount rate	5.06%	2.62%	5.07%	2.69%
Expected return on plan assets	6.50%	6.00%	6.00%	5.50%
Rate of compensation increase	N/A	N/A	3.00%	3.00%
Weighted average assumptions used to determine net periodic benefit cost (credit) for the years ended December 31 were as follows:
	Pension Benefits		Other Postretirement Benefits
	2022	2021	2022	2021
Discount rate	2.62%	2.29%	2.69%	2.38%
Expected return on plan assets	6.00%	6.00%	5.50%	5.50%
Rate of compensation increase	N/A	N/A	3.00%	3.00%

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The expected rate of return on pension plan assets is based on a targeted asset allocation range determined by the funded ratio of the plan. As of December 31, 2022, the expected rate of return on pension plan assets is based on the targeted asset allocation range of 40 percent to 50 percent equity securities and 50 percent to 60 percent fixed-income securities and the expected rate of return from these asset categories. The expected rate of return on other postretirement plan assets is based on the targeted asset allocation range of 10 percent to 20 percent equity securities and 80 percent to 90 percent fixed-income securities and the expected rate of return from these asset categories. The expected return on plan assets for other postretirement benefits reflects insurance-related investment costs.
Health care rate assumptions for the Company’s other postretirement benefit plans as of December 31 were as follows:
	2022	2021
Health care trend rate assumed for next year	7.5%	7.0%
Health care cost trend rate – ultimate	4.5%	4.5%
Year in which ultimate trend rate achieved	2033	2031
The Company’s other postretirement benefit plans include health care and life insurance benefits for certain retirees. The plans underlying these benefits may require contributions by the retiree depending on such retiree’s age and years of service at retirement or the date of retirement. The Company contributes a flat dollar amount to the monthly premiums, which is updated annually on January 1.
The Company does not expect to contribute to its defined benefit pension plans in 2023 due to an additional $2.7 million contributed to the plans in 2019 creating prefunding credits to be used in future years. The Company expects to contribute approximately $563,000 to its postretirement benefit plans in 2023.
The following benefit payments, which reflect future service, as appropriate, and expected Medicare Part D subsidies at December 31, 2022, are as follows:
Years	Pension Benefits	Other Postretirement Benefits	Expected Medicare Part D Subsidy
	(In thousands)
2023	$2,876	$738	$8
2024	2,782	902	7
2025	2,759	1,023	6
2026	2,725	1,169	5
2027	2,667	1,240	5
2028-2032	12,410	1,685	16
Outside investment managers manage the Company’s pension and postretirement assets. The Company’s investment policy with respect to pension and other postretirement assets is to make investments solely in the interest of the participants and beneficiaries of the plans and for the exclusive purpose of providing benefits accrued and defraying the reasonable expenses of administration. The Company strives to maintain investment diversification to assist in minimizing the risk of large losses. The Company’s policy guidelines allow for investment of funds in cash equivalents, fixed-income securities and equity securities. The guidelines prohibit investment in commodities and futures contracts, equity private placement, employer securities, leveraged or derivative securities, options, direct real estate investments, precious metals, venture capital and limited partnerships. The guidelines also prohibit short selling and margin transactions. The Company’s practice is to periodically review and rebalance asset categories based on its targeted asset allocation percentage policy.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company’s pension plans’ assets are determined using the market approach.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The carrying value of the pension plans’ Level 2 cash equivalents approximates fair value and is determined using observable inputs in active markets or the net asset value of shares held at year end, which is determined using other observable inputs, including pricing from outside sources.
The estimated fair value of the pension plans’ Level 1 and Level 2 equity securities are based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the pension plans’ Level 1 and Level 2 collective and mutual funds are based on the net asset value of shares held at year end, based on either published market quotations on active markets or other known sources, including pricing from outside sources. The estimated fair value of the pension plans’ Level 2 corporate and municipal bonds is determined using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, future cash flows and other reference data. The estimated fair value of the pension plans’ Level 1 U.S. Government securities are valued based on quoted prices on an active market. The estimated fair value of the pension plans’ Level 2 U.S. Government securities are valued mainly using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, to be announced prices, future cash flows and other reference data. The estimated fair value of the pension plans’ Level 2 pooled separate accounts are determined using observable inputs in active markets or the net asset value of shares held at year end, or other observable inputs. Some of these securities are valued using pricing from outside sources.
All investments measured at net asset value in the tables that follow are invested in commingled funds, separate accounts or common collective trusts which do not have publicly quoted prices. The fair value of the commingled funds, separate accounts and common collective trusts are determined based on the net asset value of the underlying investments. The fair value of the underlying investments held by the commingled funds, separate accounts and common collective trusts is generally based on quoted prices in active markets.
Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.
The fair value of the Company’s pension plans’ assets (excluding cash) by class were as follows:
	Fair Value Measurements at December 31, 2022, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)
Assets:
Cash equivalents	$—	$859	$—	$859
Equity securities:
U.S. companies	777	—	—	777
International companies	—	49	—	49
Collective and mutual funds(a)	12,729	3,508	—	16,237
Corporate bonds	—	8,554	—	8,554
Municipal bonds	—	621	—	621
U.S. Government securities	320	92	—	412
Pooled separate accounts(b)	—	337	—	337
Investments measured at net asset value(c)	—	—	—	585
Total assets measured at fair value	$13,826	$14,020	$—	$28,431
(a)
Collective and mutual funds invest approximately 29 percent in corporate bonds, 24 percent in common stock of large-cap U.S. companies, 16 percent in common stock of international companies, 7 percent in cash and cash equivalents, 7 percent in U.S. Government securities and 17 percent in other investments.

(b)	Pooled separate accounts are invested 100 percent in cash and cash equivalents.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
(c)
In accordance with ASC 820 - Fair Value, Measurements certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets.

	Fair Value Measurements at December 31, 2021, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2021
	(In thousands)
Assets:
Cash equivalents	$—	$489	$—	$489
Equity securities:
U.S. companies	789	—	—	789
International companies	—	135	—	135
Collective and mutual funds(a)	17,620	4,364	—	21,984
Corporate bonds	—	13,199	—	13,199
Municipal bonds	—	791	—	791
U.S. Government securities	750	201	—	951
Pooled separate accounts(b)	—	326	—	326
Investments measured at net asset value(c)	—	—	—	681
Total assets measured at fair value	$19,159	$19,505	$—	$39,345
(a)
Collective and mutual funds invest approximately 37 percent in corporate bonds, 19 percent in common stock of international companies, 16 percent in common stock of large-cap U.S. companies, 9 percent in U.S. Government securities and 19 percent in other investments.

(b)	Pooled separate accounts are invested 100 percent in cash and cash equivalents.
(c)
In accordance with ASC 820 - Fair Value, Measurements certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets.

The estimated fair values of the Company’s other postretirement benefit plans’ assets are determined using the market approach.
The estimated fair value of the other postretirement benefit plans’ Level 2 cash equivalents is valued at the net asset value of shares held at year end, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans’ Level 1 and Level 2 equity securities is based on the closing price reported on the active market on which the individual securities are traded or other known sources, including pricing from outside sources. The estimated fair value of the other postretirement benefit plans’ Level 2 insurance contract is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.
Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The fair value of the Company’s other postretirement benefit plans’ assets (excluding cash) by asset class were as follows:
	Fair Value Measurements at December 31, 2022, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)
Assets:
Cash equivalents	$—	$(17)	$—	$(17)
Equity securities:
U.S. companies	(11)	—	—	(11)
Insurance contract(a)	—	(286)	—	(286)
Total assets measured at fair value	$(11)	$(303)	$—	$(314)
(a)
The insurance contract invests approximately 69 percent in corporate bonds, 14 percent in common stock of large-cap U.S. companies, 13 percent in U.S. Government securities and 4 percent in common stock of small-cap U.S. companies

	Fair Value Measurements at December 31, 2021, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2021
	(In thousands)
Assets:
Cash equivalents	$—	$14	$—	$14
Equity securities:
U.S. companies	7	—	—	7
Insurance contract(a)	—	293	—	293
Total assets measured at fair value	$7	$307	$—	$314
(a)
The insurance contract invests approximately 58 percent in corporate bonds, 13 percent in U.S. Government securities, 13 percent in common stock of large-cap U.S. companies, 5percent in common stock of small-cap U.S. companies and11percent in other investments.

Nonqualified benefit plans
The unfunded, nonqualified defined benefit plans in which the Company participates relate to multiple-employer plans sponsored by MDU Resources. The plans maintain separate accounting records for each plan and accounts for the plans as single-employer plans within the Company’s consolidated financial statements. Participants of the Company include executive officers and certain key management employees. The plan generally provides for defined benefit payments at age 65 following the employee’s retirement or, upon death, to their beneficiaries for a 15-year period. In February 2016, MDU Resources froze the unfunded, nonqualified defined benefit plans to new participants and eliminated benefit increases. Vesting for participants not fully vested was retained.
The projected benefit obligation and accumulated benefit obligation for the Company’s participants in these plans at December 31 were as follows:
	2022	2021
	(In thousands)
Projected benefit obligation	$16,047	$20,086
Accumulated benefit obligation	$16,047	$20,086

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
The components of net periodic benefit cost are included in other income on the Consolidated Statements of Income. These components related to the Company’s participation in the nonqualified defined benefit plans for the years ended December 31 were as follows:
	2022	2021	2020
	(In thousands)
Components of net periodic benefit cost:
Interest cost	$460	$407	$556
Recognized net actuarial loss	39	223	160
Net periodic benefit cost	$499	$630	$716
Weighted average assumptions used at December 31 were as follows:
	2022	2021
Benefit obligation discount rate	4.97%	2.38%
Benefit obligation rate of compensation increase	N/A	N/A
Net periodic benefit cost discount rate	2.38%	1.95%
Net periodic benefit cost rate of compensation increase	N/A	N/A
The amount of future benefit payments for the unfunded, nonqualified defined benefit plans at December 31, 2022 are expected to aggregate as follows:
	2023	2024	2025	2026	2027	2028-2032
	(In thousands)
Nonqualified benefits	$1,573	$1,621	$1,727	$1,763	$1,653	$6,343
In 2012, MDU Resources established a nonqualified defined contribution plan for certain key management employees. In 2020, the plan was frozen to new participants and no new Company contributions will be made to the plan after December 31, 2020. Vesting for participants not fully vested was retained. A new nonqualified defined contribution plan was adopted in 2020 by MDU Resources, effective January 1, 2021, to replace the plan originally established in 2012 with similar provisions. Expenses incurred by the Company under these plans for 2022, 2021 and 2020 were $1.2 million, $900,000 and $300,000, respectively.
The amount of investments that the Company anticipates using to satisfy obligations under these plans at December 31 was as follows:
	2022	2021
	(In thousands)
Investments
Insurance contract*	$20,083	$21,629
Life insurance**	7,234	7,567
Other	2,448	3,044
Total investments	$29,765	$32,240
*	For more information on the insurance contract, see Note 9.
**	Investments of life insurance are carried on plan participants (payable upon the employee’s death).
Defined contribution plans
MDU Resources sponsors a defined contribution plan in which the Company participates. The costs incurred by the Company under this plan for eligible employees were $27.6 million, $26.6 million and $28.0 million in 2022, 2021 and 2020, respectively.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Multiemployer plans
The Company contributes to a number of MEPPs under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:
•	Assets contributed to the MEPP by one employer may be used to provide benefits to employees of other participating employers
•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers
•
If the Company chooses to stop participating in some of its MEPPs, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability

The Company’s participation in these plans is outlined in the following table. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2022, 2021 and 2020 is for the plan’s year-end at December 31, 2021, December 31, 2020, and December 31, 2019, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are between 65 percent and 80 percent funded, and plans in the green zone are at least 80 percent funded.
	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	Contributions			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
Pension Fund		2022	2021		2022	2021	2020
					(In thousands)
Pension Trust Fund for Operating Engineers	946090764-001	Yellow	Yellow	Implemented	$2,484	$2,495	$2,680	No	3/31/2023- 6/15/2026
Western Conference of Teamsters Pension Plan	916145047-001	Green	Green	No	3,127	3,006	3,025	No	12/31/2023- 12/31/2025
Other funds					—	6,969	7,065
Total contributions					$5,611	$12,470	$12,770
The Company was listed in the plans’ Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years:
Pension Fund	Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31 of the Plan’s Year-End)
Minnesota Teamsters Construction Division Pension Fund	2021 and 2020
Southwest Marine Pension Trust	2021 and 2020
The Company also contributes to a number of multiemployer other postretirement plans under the terms of collective-bargaining agreements that cover its union-represented employees. These plans provide benefits such as health insurance, disability insurance and life insurance to retired union employees. Many of the multiemployer other postretirement plans are combined with active multiemployer health and welfare plans. The Company’s total contributions to its multiemployer other postretirement plans, which also includes contributions to active multiemployer health and welfare plans, were $1.8 million, $3.2 million and $3.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Note 18 – Commitments and Contingencies
The Company is party to claims and lawsuits arising out of its business and that of its consolidated subsidiaries, which may include, but are not limited to, matters involving property damage, personal injury, and environmental, contractual and statutory obligations. The Company accrues a liability for those contingencies

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss. Accruals are based on the best information available, but in certain situations management is unable to estimate an amount or range of a reasonably possible loss, including, but not limited to, when: (1) the damages are unsubstantiated or indeterminate, (2) the proceedings are in the early stages, (3) numerous parties are involved, or (4) the matter involves novel or unsettled legal theories.
At December 31, 2022 and 2021, the Company accrued liabilities which have not been discounted of $1.0 million and $6.3 million, respectively. At December 31, 2022 and 2021, the Company also recorded corresponding insurance receivables of $325,000 and $6.2 million, respectively, related to the accrued liabilities. The accruals are for contingencies, including litigation and environmental matters. This includes amounts that have been accrued for matters discussed in Environmental matters within this note. Most of these claims and lawsuits are covered by insurance, thus the Company’s exposure is typically limited to its deductible amount. In January 2022, the Company paid a claim of $6.2 million that was covered by insurance and accrued during 2021. The Company will continue to monitor each matter and adjust accruals as might be warranted based on new information and further developments. Management believes that the outcomes with respect to probable and reasonably possible losses in excess of the amounts accrued, net of insurance recoveries, while uncertain, either cannot be estimated or will not have a material effect upon the Company’s financial position, results of operations or cash flows. Unless otherwise required by GAAP, legal costs are expensed as they are incurred.
Environmental matters
Portland Harbor Site. In December 2000, Knife River Corporation - Northwest (“Knife River - Northwest”) was named by the Environmental Protection Agency (“EPA”) as a Potentially Responsible Party (“PRP”) in connection with the cleanup of the riverbed site adjacent to a commercial property site acquired by Knife River - Northwest from Georgia-Pacific West, Inc. along the Willamette River. The riverbed site is part of the Portland, Oregon, Harbor Superfund Site where the EPA wants responsible parties to share in the costs of cleanup. The EPA entered into a consent order with certain other PRPs referred to as the Lower Willamette Group for a remedial investigation and feasibility study. The Lower Willamette Group has indicated that it has incurred over $115 million in investigation related costs. Knife River - Northwest has joined with approximately 100 other PRPs, including the Lower Willamette Group members, in a voluntary process to establish an allocation of costs for the site. Costs to be allocated would include costs incurred by the Lower Willamette Group as well as costs to implement and fund remediation of the site.
In January 2017, the EPA issued a Record of Decision adopting a selected remedy which is expected to take 13 years to complete with a then estimated present value of approximately $1 billion. Corrective action will not be taken until remedial design/remedial action plans are approved by the EPA. In 2020, the EPA encouraged certain PRPs to enter into consent agreements to perform remedial design covering the entire site and proposed dividing the site into multiple subareas for remedial design. Certain PRPs executed consent agreements for remedial design work and certain others were issued unilateral administrative orders to perform design work. Knife River - Northwest is not subject to either a voluntary agreement or unilateral order to perform remedial design work. In February 2021, the EPA announced that 100 percent of the site’s area requiring active cleanup are in the remedial design process. Site-wide remediation activities are not expected to commence for a number of years.
Knife River - Northwest was also notified that the Portland Harbor Natural Resource Trustee Council intends to perform an injury assessment to natural resources resulting from the release of hazardous substances at the site. It is not possible to estimate the costs of natural resource damages until an assessment is completed and allocations are undertaken.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
At this time, Knife River - Northwest does not believe it is a responsible party and has notified Georgia-Pacific West, Inc., that it intends to seek indemnity for liabilities incurred in relation to the above matters pursuant to the terms of their sale agreement.
The Company believes it is not probable that it will incur any material environmental remediation costs or damages in relation to the above referenced matter.
Purchase commitments
The Company has entered into various commitments, largely purchased cement, limestone oil, liquid asphalt, fuel and minimum royalties. The commitment terms vary in length, up to 25 years. The commitments under these contracts as of December 31, 2022, were:
	2023	2024	2025	2026	2027	Thereafter
	(In thousands)
Purchase commitments	$80,766	$3,582	$2,582	$2,046	$1,854	$9,821
These commitments were not reflected in the Company’s consolidated financial statements. Amounts purchased under various commitments for the years ended December 31, 2022, 2021 and 2020 were $167.6 million, $137.4 million and $150.0 million, respectively.
Guarantees
Certain subsidiaries of the Company have outstanding guarantees to third parties that guarantee their performance. These guarantees are related to contracts for contracting services, insurance deductibles and loss limits, and certain other guarantees. At December 31, 2022, the fixed maximum amounts guaranteed under these agreements aggregated $11.5 million, which has no scheduled maturity date. There were no amounts outstanding under the previously mentioned guarantees at December 31, 2022. In the event of default under these guarantee obligations, the subsidiary issuing the guarantee for that particular obligation would be required to make payments under its guarantee.
Certain subsidiaries of the Company have outstanding letters of credit to third parties related to insurance policies, cement purchases and other agreements. At December 31, 2022, the fixed maximum amounts guaranteed under these letters of credit aggregated $9.1 million. The amounts of scheduled expiration of the maximum amounts guaranteed under these letters of credit aggregate to $8.6 million in 2023 and $489,000 in 2024. There were no amounts outstanding under the previously mentioned letters of credit at December 31, 2022. In the event of default under these letter of credit obligations, the subsidiary guaranteeing the letter of credit would be obligated for reimbursement of payments made under the letter of credit.
In addition, the Parent has issued guarantees to third parties related to the routine purchase of materials for which no fixed maximum amounts have been specified. These guarantees have no scheduled maturity date. These guarantees include the performance of the Parent’s subsidiaries. If a subsidiary, including the Company, were to default under the obligations of the agreement, the Parent would be required to make payments under the guarantee. There were no amounts outstanding as of December 31, 2022.
In the normal course of business, the Company has surety bonds related to contracts for contracting services and reclamation obligations of its subsidiaries. In the event a subsidiary of the Company does not fulfill a bonded obligation, the Company would be responsible to the surety bond company for completion of the bonded contract or obligation. A large portion of the surety bonds is expected to expire within the next 12 months; however, the Company will likely continue to enter into surety bonds for its subsidiaries in the future. At December 31, 2022, approximately $664.7 million of surety bonds were outstanding, which were not reflected on the Consolidated Balance Sheet.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Note 19 – Related-Party Transactions
Allocation of corporate expenses
Centennial and MDU Resources provide expense allocations for corporate services provided to the Company, including costs related to senior management, legal, human resources, finance and accounting, treasury, information technology, and other shared services. Some of these services will continue to be provided by the Parent and MDU Resources on a temporary basis after the separation is completed under a transition services agreement. For the years ended December 31, 2022, 2021 and 2020, the Company was allocated $18.0 million, $15.6 million and $14.2 million, respectively, for these corporate services. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of percent of total capital invested, the percent of total average commercial paper borrowings at Centennial or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received, including the following: Number of employees paid and stated as cost per check; number of employees served; weighted factor of travel, managed units, national account spending, equipment and fleet acquisitions; purchase order dollars spent and purchase order line count; number of payments, vouchers or unclaimed property reports; labor hours; time tracked; and projected workload.
Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a stand-alone public company. Actual costs that would have been incurred if the Company had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company employees, and strategic decisions made in areas such as selling and marketing, information technology and infrastructure. See Note 2 for further information.
Cash management and financing
Centennial has a central cash management and financing program in which the Company participates. Through the use of these programs, the Parent is able to more effectively direct and manage the daily cash requirements and financing needs for each wholly owned subsidiary through the consolidation of all cash activity at the Parent level. As cash is received and disbursed by the Parent, it is accounted for by the Company through related-party receivables and payables. The Company has related-party note agreements in place with the Parent for the financing of its capital needs. Centennial has committed to continue funding the Company through the central cash management and financing program to allow the Company to meet its obligations as they become due for at least one year and a day following the date that the consolidated financial statements are issued. As discussed in Note 1, MDU Resources announced plans to pursue a separation of the Company from MDU Resources. Upon separation, the Company plans to rely on its own credit. Interest expense in the Consolidated Statements of Income reflects the allocation of interest on borrowing and funding related to these note agreements. The Company’s cash that was not included in the central cash management program is classified as cash and cash equivalents on the Balance Sheet. See Note 2 for further information.

KNIFE RIVER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020
Related-party notes payable
Centennial enters into short-term and long-term borrowing arrangements for the benefit of certain subsidiaries of the Company. The Company has access to borrowings by participation in Centennial's commercial paper program, as well as a centralized cash management program at Centennial. These borrowings have been included in both current and noncurrent liabilities in related-party notes payable in the consolidated balance sheets. Intercompany short-term and long-term borrowing arrangements at December 31 was as follows:
	Weighted average interest rate at December 31, 2022	2022	2021
		(In thousands)
Centennial term loan agreements with maturities ranging from March 17, 2023 to December 18, 2023	5.44%	$208,000	$—
Centennial senior notes with maturities ranging from June 27, 2023 to April 4, 2034	4.34%	410,000	368,000
Borrowing arrangements under Centennial commercial paper program, supported by Centennial’s credit agreements	5.27%	66,449	315,457
Total long-term related-party notes payable		684,449	683,457
Less: current maturities		238,000	108,000
Net long-term related-party notes payable		$446,449	$575,457
The amounts of scheduled long-term related-party note maturities for the five years and thereafter following December 31, 2022, aggregate $30.0 million in 2023; $66.4 million in 2024; $10.0 million in 2025; $0 in 2026; $65.0 million in 2027 and $305.0 million thereafter.
Certain debt instruments of Centennial, including those discussed below, contain restrictive covenants and cross-default provisions. In order to borrow under the respective credit agreements Centennial and its subsidiaries must be in compliance with the applicable covenants and certain other conditions. In the event Centennial and its subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued.
Centennial's revolving credit agreement contains customary covenants and provisions, including a covenant of Centennial not to permit, as of the end of any fiscal quarter, the ratio of total consolidated debt to total consolidated capitalization to be greater than 65 percent. Other covenants include restricted payments, restrictions on the sale of certain assets, limitations on subsidiary indebtedness, minimum consolidated net worth, limitations on priority debt and the making of certain loans and investments.
Certain of Centennial's financing agreements contain cross-default provisions. These provisions state that if Centennial or any subsidiary of Centennial fails to make any payment with respect to any indebtedness or contingent obligation, in excess of a specified amount, under any agreement that causes such indebtedness to be due prior to its stated maturity or the contingent obligation to become payable, the applicable agreements will be in default.
Related-party transactions
The Company provides contracting services to MDU Resources and affiliated companies. The amount charged for these services was $1.0 million, $624,000 and $417,000 in 2022, 2021 and 2020, respectively. Related-party transactions that are expected to be settled in cash have been included as related-party receivables or payables in the Consolidated Balance Sheets. Related-party transactions that are not expected to be settled in cash have been included within Other paid-in capital in the Consolidated Balance Sheets. See Note 2 for further information.